Filed by Webull Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: SK Growth Opportunities Corp

Commission File No.: 001-41432

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 27, 2024

SK Growth Opportunities Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41432	98-1643582
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

228 Park Avenue S #96693 New York, New York	10003
(Address of principal executive offices)	(Zip Code)

(917) 599-1622

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-half of one redeemable warrant	SKGRU	The Nasdaq Stock Market LLC
Class A Ordinary Shares	SKGR	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	SKGRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

Business Combination Agreement

On February 27, 2024, SK Growth Opportunities Corporation, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“SPAC”), Webull Corporation, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Webull” or the “Company”), Feather Sound I Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Webull (“Merger Sub I”) and Feather Sound II Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Webull (“Merger Sub II”, collectively with Merger Sub I, the “Merger Subs” and each a “Merger Sub”) entered into a business combination agreement (the “Business Combination Agreement”).

The Business Combination Agreement and the Transactions (as defined below) were unanimously approved by the boards of directors of SPAC and Webull, and the consummation of the Transactions are subject to the satisfaction of certain customary closing conditions as discussed below.

The Business Combination

Subject to, and in accordance with the terms and conditions of the Business Combination Agreement, (i) immediately prior to the effective time of the First Merger (as defined below) (the “First Merger Effective Time”), Webull will effectuate the Company Capital Restructuring (as defined below), (ii) promptly following the Company Capital Restructuring and at the First Merger Effective Time, Merger Sub I will merge with and into SPAC (the “First Merger”), with SPAC surviving the First Merger as a wholly owned subsidiary of Webull (SPAC, as the surviving entity of the First Merger, is sometimes referred to herein as the “Surviving Entity”), and (iii) promptly following the First Merger and at the effective time of the Second Merger (as defined below) (the “Second Merger Effective Time”), the Surviving Entity will merge with and into Merger Sub II (the “Second Merger”, together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Webull (Merger Sub II, as the surviving entity of the Second Merger is sometimes referred to herein as the “Surviving Company”). The Company Capital Restructuring, the Mergers and each of the other transactions contemplated by the Business Combination Agreement or other Transaction Documents are collectively referred to as the “Transactions.”

Company capital restructuring

On the Closing Date (as defined in the Business Combination Agreement), immediately prior to the First Merger Effective Time, the following actions shall take place or be effected:

(i)	immediately prior to the Share Subdivision (as defined below), each preferred share of the Company issued and outstanding immediately prior to the First Merger Effective Time shall be converted into one ordinary share of the Company, par value $0.0001 per share (the “Pre-Subdivision Ordinary Share”) (the “Conversion”);

(ii)	immediately following the Conversion, the fifth amended and restated memorandum and articles of association of Webull shall be adopted and become effective (the “Charter Amendment”);

(iii)	immediately following the Conversion and the Charter Amendment, (A) each Pre-Subdivision Ordinary Share (excluding any Pre-Subdivision Ordinary Shares held by the holding vehicles controlled by founders of Webull (the “Founder Holdcos”)) issued and outstanding immediately prior to the First Merger Effective Time shall be subdivided into a number of class A ordinary shares of the Company, par value $0.00001 per share (the “Company Class A Ordinary Shares”) determined by multiplying each such Pre-Subdivision Ordinary Share by 5.4732 (the “Share Subdivision Factor”), and re-designated as Company Class A Ordinary Shares; and (B) each Pre-Subdivision Ordinary Share issued and outstanding immediately prior to the First Merger Effective Time and held by the Founder Holdcos shall be subdivided into a number of class B ordinary shares of the Company, par value $0.00001 per share (the “Company Class B Ordinary Shares”) determined by multiplying each such Pre-Subdivision Ordinary Share by the Share Subdivision Factor, and re-designated as Company Class B Ordinary Shares (collectively referred to herein as the “Share Subdivision”; the Conversion, the Charter Amendment and the Share Subdivision collectively referred to as the “Company Capital Restructuring”);

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(iv)	immediately following the Share Subdivision, each option to purchase Pre-Subdivision Ordinary Shares of the Company (the “Company Option”) outstanding as of the effective time of the Share Subdivision will become an option to purchase Company Ordinary Shares, exercisable for that number of Company Ordinary Shares and at the per share exercise price, in each case as adjusted by the Share Subdivision Factor and otherwise subject to substantially the same terms and conditions as were applicable to such Company Option immediately before the effective time of the Share Subdivision (including expiration date and exercise provisions); and

(v)	each restricted share unit of the Company (the “Company RSU”) outstanding shall cease to represent the right to acquire Pre-Subdivision Ordinary Shares of the Company and be canceled in exchange for a right to acquire a number of Company Ordinary Shares as adjusted by the Share Subdivision Factor and otherwise subject to the same terms and conditions (including applicable vesting, vesting acceleration, expiration and forfeiture provisions) that applied to the corresponding Company RSU immediately prior to the Share Subdivision.

Dual-class structure

After the Company Capital Restructuring, the issued and outstanding share capital of the Company will consist of Company Class A Ordinary Shares and Company Class B Ordinary Shares. Founders of Webull will beneficially own all of the issued Company Class B Ordinary Shares. Holders of Company Class A Ordinary Shares and Company Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Company Class A Ordinary Share is entitled to one (1) vote, and each Company Class B Ordinary Share is entitled to twenty (20) votes. Company Class B Ordinary Shares may be converted into the same number of Company Class A Ordinary Shares by the holders thereof at any time, while Company Class A Ordinary Shares cannot be converted into Company Class B Ordinary Shares under any circumstances.

Issuance of SPAC Class A ordinary shares

On the Closing Date, immediately prior to the First Merger Effective Time, each class B ordinary share of SPAC, par value $0.0001 per share (“SPAC Class B Ordinary Shares”) which Auxo Capital Managers LLC (the “Sponsor”) has agreed to be surrendered and canceled pursuant to the Non-Redemption Agreements (as defined in the Business Combination Agreement) or the Sponsor Support Agreement (as described below) that is issued and outstanding shall be cancelled and cease to exist, and SPAC shall issue such number of class A ordinary shares of SPAC, $0.0001 per share (“SPAC Class A Ordinary Shares”) to the SPAC shareholders who are parties to the Non-Redemption Agreements in accordance with the terms of the Non-Redemption Agreements. Following the cancellation of SPAC Class B Ordinary Shares pursuant to the preceding sentence, and immediately prior to the First Merger Effective Time, each of SPAC Class B Ordinary Shares then issued and outstanding and held by the Sponsor and certain directors of the SPAC (collectively, the “SPAC Insiders”) shall automatically be converted into one SPAC Class A Ordinary Share in accordance with the terms of the SPAC Charter (such automatic conversion, the “SPAC Class B Conversion”) and each SPAC Class B Ordinary Share shall no longer be issued and outstanding and shall be cancelled and cease to exist.

Mergers

On the Closing Date, by virtue of the First Merger and without any action on the part of SPAC, Webull, Merger Sub I, Merger Sub II or the holders of any of the following securities:

(i)	each unit of SPAC (“SPAC Unit”), each consisting of one SPAC Class A Ordinary Share and one-half of a warrant to purchase one Class A ordinary share at a price of $11.50 per share (the “Public Warrants”), issued and outstanding immediately prior to the First Merger Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one SPAC Class A Ordinary Share and one-half of a Public Warrant in accordance with the terms of the applicable SPAC Unit (the “Unit Separation”);

(ii)	immediately following the Unit Separation and the Company Capital Restructuring, each SPAC Class A Ordinary Share issued and outstanding immediately prior to the First Merger Effective Time (other than any SPAC Treasury Shares, Redeeming SPAC Shares and Dissenting SPAC Shares, in each case as defined in the Business Combination Agreement) shall automatically be cancelled and cease to exist in exchange for the right to receive one newly issued Company Class A Ordinary Share;

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(iii)	each warrant of SPAC (including the Public Warrants and private placement warrants held by the Sponsor, collectively referred to herein as “SPAC Warrants”) outstanding immediately prior to the First Merger Effective Time shall cease to be a warrant with respect to SPAC Class A Ordinary Shares and be assumed by Webull and converted into a warrant to purchase one Company Class A Ordinary Share (the “Company Warrants”);

(iv)	each Redeeming SPAC Share issued and outstanding immediately prior to the First Merger Effective Time shall automatically be cancelled and cease to exist and shall thereafter represent only the right of the holder thereof to be paid a pro rata share of the SPAC Shareholder Redemption Amount (as defined in the Business Combination Agreement); and

(v)	each Dissenting SPAC Share issued and outstanding immediately prior to the First Merger Effective Time shall automatically be cancelled and cease to exist and shall thereafter represent only the right to be paid the fair value of such Dissenting SPAC Share and such other rights pursuant to Section 238 of the Companies Act (As Revised) of the Cayman Islands.

In addition, on the Closing Date, upon the terms and subject to the conditions of this Business Combination Agreement and the Incentive Warrant Agreement (as defined below), the Company shall issue to each SPAC Shareholder (other than the SPAC Insiders or any holder of SPAC Treasury Shares) one Incentive Warrant (as defined below) for each Non-Redeeming SPAC Share (as defined in the Business Combination Agreement) held by such SPAC Shareholder.

Representations and Warranties

The parties to the Business Combination Agreement have agreed to customary representations and warranties for transactions of this nature, including, among other things: (i) organization, good standing and qualification; (ii) capitalization of the parties and the Company’s subsidiaries; (iii) authorization; (iv) consents and no conflicts; (v) compliance with laws; (vi) tax matters, (vii) financial statements; (viii) absence of certain changes; (ix) action; (x) material contracts; and (xii) intellectual property and data security. The representations and warranties of the respective parties to the Business Combination Agreement will not survive the closing of the Transactions (the “Closing,” and the day on which the Closing occurs, the “Closing Date”).

Covenants

The Business Combination Agreement includes customary covenants of the parties with respect to operation of their respective businesses prior to the Closing Date and efforts to satisfy conditions to the consummation of the Mergers. The Business Combination Agreement also contains additional covenants of the parties, including, among others: (i) a covenant providing for SPAC and the Company to cooperate in the preparation of the Registration Statement on Form F-4 required to be prepared in connection with the Mergers (the “Registration Statement”), (ii) covenants requiring SPAC to establish a record date for, duly call and give notice of, convene and hold an extraordinary general meeting of the SPAC shareholders as promptly as practicable following the date that the Registration Statement is declared effective by the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933 (the “Securities Act”), (iii) covenants requiring the Company to (a) establish a record date for, duly call and give notice of, convene and hold an extraordinary general meeting of the shareholders of Company, or (b) solicit and obtain the required approval by the shareholders of the Company (the “Company Shareholders’ Approval”) in the form of an irrevocable unanimous written consent, in each case as promptly as practicable following the date that the Registration Statement is declared effective by the SEC under the Securities Act, and (iv) covenants prohibiting SPAC and the Company from, among other things, soliciting or negotiating with third parties regarding alternative transactions and agreeing to certain related restrictions and ceasing discussions regarding alternative transactions.

SPAC is also subject to certain covenants with respect to its efforts to effect an amendment to its organizational documents to extend the deadline to consummate its initial business combination from September 30, 2024 to March 31, 2025.

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Conditions Precedents to Closing

The obligations of the parties to consummate the Transactions are subject to certain closing conditions of the respective parties, including, among others: (i) receipt of the required approval by the shareholders of SPAC (the “SPAC Shareholders’ Approval”); (ii) receipt of the Company Shareholders’ Approval; (iii) effectiveness of the Registration Statement under the Securities Act and the absence of any stop order issued by the SEC which remains in effect with respect to the Registration Statement; (iv) the approval for listing of the Class A Ordinary Shares and Incentive Warrants to be issued in connection with the Transactions on the Nasdaq Stock Markets (“Nasdaq”), subject only to official notice of issuance thereof; (v) the absence of any law or governmental order enjoining, prohibiting or making illegal the consummation of the Transactions; (vi) the expiration or early termination of the waiting periods (and any extensions thereof) applicable to the consummation of the Transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and (vii) the completion of the Company Capital Restructuring.

The obligations of SPAC to consummate the Transactions are subject to certain additional conditions, including, among others: (i) the accuracy of the representations and warranties of Webull and Merger Subs (subject to customary bring-down standards and materiality qualifiers); (ii) the obligations and covenants of Webull and the Merger Subs having been performed in all material respects; and (iii) the absence of any Company Material Adverse Effect (as defined in the Business Combination Agreement) following the date of the Business Combination Agreement that is continuing and uncured.

The obligations of Webull and Merger Subs to consummate the Transactions are subject to certain additional conditions, including, among others: (i) the accuracy of the representations and warranties of SPAC (subject to customary bring-down standards and materiality qualifiers); (ii) the obligations and covenants of SPAC having been performed in all material respects; (iii) the absence of any SPAC Material Adverse Effect (as defined in the Business Combination Agreement) following the date of the Business Combination Agreement that is continuing and uncured; and (iv) the Sponsor Support Agreement (as defined below) and the Deferred Underwriting Commission Waiver (as defined in the Business Combination Agreement) being in full force and effect and no party thereto being in breach thereof or having failed to perform thereunder in any material respect.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the First Merger Effective Time, including, among others: (i) by mutual written consent of Webull and SPAC; (ii) by Webull or SPAC if any law or governmental order is in effect that has become final and non-appealable and has the effect of making the consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions; (ii) by Webull if the SPAC board or any of its committees shall have withheld, withdrawn, qualified, amended or modified, or publicly proposed to do any of the foregoing, with respect to the SPAC’s board recommendation that SPAC’s shareholders vote in favor of the SPAC Transaction Proposals (as defined in the Business Combination Agreement) at the duly convened meeting of SPAC shareholders, (iii) by Webull if SPAC shall have failed to obtain the approval of SPAC shareholders in an extraordinary general meeting in connection with the amendment to SPAC’s organizational documents to extend the deadline for SPAC to consummate an initial business combination; (iv) by Webull or SPAC if the SPAC Shareholders’ Approval shall not have been obtained at the meeting of SPAC shareholders, (v) by Webull or SPAC if the Company Shareholders’ Approval shall not have been obtained; (vi) by Webull or SPAC upon a breach of or failure to perform any representations, warranties, covenants or other agreements set forth in the Business Combination Agreement by the other party if such breach gives rise to a failure of certain closing conditions to be satisfied and cannot or has not been cured; and (vii) by Webull or SPAC if the Transactions shall not have been consummated on or prior to the March 31, 2025, in each case subject to specified exceptions.

PIPE Investment

Prior to the Closing, Webull or SPAC may enter into one or more subscription agreements with third-party investors named therein (such investors, collectively, with any permitted assignees or transferees, the “PIPE Investors”), in each case, on terms mutually acceptable to the SPAC and Webull, pursuant to which, on the terms and subject to the conditions set forth therein, such PIPE Investors will commit to make private investments in public equity (in the form of SPAC Class A Ordinary Shares, Company Class A Ordinary Shares or other equity securities of Webull) at the Closing.

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The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1 and the terms of which are incorporated by reference herein.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the parties to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in SPAC’s public disclosures.

Certain Related Agreements

The Business Combination Agreement contemplates the execution of various additional agreements and instruments, on or before the Closing, including, among others, the following:

Sponsor Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, SPAC, Webull and the SPAC Insiders have entered into a support agreement (the “Sponsor Support Agreement”), pursuant to which, each SPAC Insider agreed, among other things, (a) at any meeting of SPAC shareholders called to seek the SPAC Shareholders’ Approval or SPAC Shareholder Extension Approval (as defined in the Business Combination Agreement), or in connection with any written consent of SPAC shareholders or in any other circumstances upon which a vote, consent or other approval with respect to the Business Combination Agreement and the Transactions, such SPAC Insider (i) agreed to, if a meeting is held, appear at such meeting or otherwise cause the SPAC Class B Ordinary Shares held by such SPAC Insider to be counted as present at such meeting for purposes of establishing a quorum, and (ii) vote or cause to be voted the SPAC Class B Ordinary Shares held by such SPAC Insider in favor of the SPAC Shareholders’ Approval or the SPAC Shareholder Extension Approval; and (b) subject to the exceptions set forth in the Sponsor Support Agreement, agreed to become subject to certain transfer restrictions with respect to (i) any Company Ordinary Shares held by each SPAC Insider immediately after the First Merger Effective Time during a period of twelve (12)-months from and after the Closing Date, (ii) Company Warrants or Class A Ordinary Shares underlying such warrants held by each SPAC Insiders immediately after the First Effective Time until thirty (30) days after the Closing Date.

Sponsor also agreed to forfeit for no consideration up to 2,000,000 SPAC Class B Ordinary Shares held by Sponsor in connection with the execution of additional Non-Redemption Agreements following the date of the Business Combination Agreement. In addition, on the terms and subject to the conditions of the Sponsor Support Agreement, Webull agreed to indemnify Sponsor and each other SPAC Insider for any U.S. federal (and applicable U.S. state and U.S. local) income taxes, together with any interests and penalties (the “Indemnifiable Amounts”) payable by Sponsor or the SPAC Insiders, as applicable, solely arising from or attributable to the failure of the Mergers to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) or as an exchange described in Section 351 of the Code, provided, however, that the Company shall not have any liability in respect of any Indemnifiable Amounts to the extent that the aggregate amount of such Indemnifiable Amounts exceeds $5,000,000.

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The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Support Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.1 and the terms of which are incorporated by reference herein.

Form of Shareholder Lock-up Agreement

As contemplated by the Business Combination Agreement, as soon as reasonably practicable following the execution of the Business Combination Agreement and in any event prior to the Closing, Webull shall use commercially reasonable efforts to deliver or cause to be delivered, shareholder lock-up agreements by and among Webull, SPAC and each shareholder of Webull (each, a “Shareholder Lock-up Agreement”), pursuant to which such shareholder of Webull shall agree, among other things, (a) at any meeting of Webull shareholders called to seek the Company Shareholders’ Approval, or in connection with any written consent of Webull shareholders or in any other circumstances upon which a vote, consent or other approval with respect to the Business Combination Agreement and the Transactions, such shareholder shall (i) if a meeting is held, appear at such meeting or otherwise cause any Company Ordinary Shares held by such shareholder immediately after the First Merger Effective Time to be counted as present at such meeting for purposes of establishing a quorum, and (ii) vote or cause to be voted (including by proxy, class vote and/or written consent, if applicable) the Company Ordinary Shares held by such shareholder immediately after the First Merger Effective Time in favor of granting the Company Shareholders’ Approval; and (b) subject to the exceptions set forth in the Shareholder Lock-up Agreement, during a period of one hundred and eighty (180) days from and after the Closing, such shareholder of Webull will agree to become subject to certain transfer restrictions with respect to any Company Ordinary Shares held by such shareholder immediately after the First Merger Effective Time and any Company Ordinary Shares acquired by such shareholder upon the exercise of Company Options or the vesting of Company RSUs held by such shareholder.

The foregoing description of the Shareholder Lock-up Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Shareholder Lock-up Agreement, the form of which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Form of Registration Rights Agreement

Prior to the First Merger Effective Time, the SPAC Insiders, Webull and certain shareholders of Webull will enter into a registration rights agreement (the “Registration Rights Agreement”), effective upon the Closing, pursuant to which Webull shall grant the SPAC Insiders and certain applicable shareholders of Webull, registration rights and commit to use its commercially reasonable efforts to file a resale shelf registration statement on Form F-1 within 15 business days following the Closing.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, the form of which is attached hereto as Exhibit 10.3 and is incorporated herein by reference.

Form of Warrant Assignment Agreement

Prior to the Closing, Webull, SPAC, and Continental Stock Transfer & Trust Company (the “Warrant Agent”) will enter into a warrant assignment, assumption and amendment agreement (the “Warrant Assignment Agreement”), pursuant to which SPAC will assign to Webull, and Webull will assume, all of SPAC’s rights, interests and obligations under the Warrant Agreement dated June 23, 2022, by and between SPAC and the Warrant Agent (the “SPAC Warrant Agreement”), and the terms and conditions of the SPAC Warrant Agreement shall be amended and restated to, among other things, reflect the assumption of the SPAC Warrants by Webull as described therein.

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The foregoing description of the Warrant Assignment Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Warrant Assignment Agreement, the form of which is attached hereto as Exhibit 10.4 and is incorporated herein by reference.

Form of Incentive Warrant Agreement

Prior to the Closing, Webull and the Warrant Agent will enter into a warrant agreement (the “Incentive Warrant Agreement”), pursuant to which, in connection with the Mergers and on the Closing Date, Webull shall issue to each SPAC Shareholder (other than the SPAC Insiders or any holder of SPAC Treasury Shares) one incentive warrant (the “Incentive Warrant”) to purchase one Company Class A Ordinary Share at an initial price of $10.00 per share (subject to adjustment pursuant to the terms of the Incentive Warrant Agreement) for each Non-Redeeming SPAC Share held by such SPAC Shareholder. The Incentive Warrants will become exercisable thirty (30) days after the Closing Date and will expire on earliest to occur of: (x) at 5:00 p.m., New York City time on the date that is four (4) years after the Closing Date, (y) the liquidation of the Company, and (z) at 5:00 p.m., New York City time on the Redemption Date (as defined in the Incentive Warrant Agreement). The Incentive Warrant Agreement also includes provisions relating to redemption of the Incentive Warrants, amendments to the Incentive Warrant Agreement, and indemnification of the Warrant Agent by Webull under the Incentive Warrant Agreement.

The foregoing description of the Incentive Warrant Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Incentive Warrant Agreement, the form of which is attached hereto as Exhibit 10.5 and is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On February 28, 2024, SPAC issued a press release announcing the execution of the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is an investor presentation that Webull has prepared for use in connection with the Transactions, dated February 28, 2024.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any of the information in this Item 7.01, including Exhibits 99.1 and 99.2.

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Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this Current Report, including statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of the Company, market size and growth opportunities, competitive position and technological and market trends, estimated implied pro forma enterprise value of the combined company following the Mergers (the “Combined Company”), the cash position of the Combined Company following the closing of the Transactions, SPAC and the Company’s ability to consummate the Transactions, and expectations related to the terms and timing of the Transactions, as applicable, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “predict,” “potential,” “seek,” “future,” “propose,” “continue,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. All forward-looking statements are based upon current estimates and forecasts and reflect the views, assumptions, expectations, and opinions of SPAC and the Company as of the date of this current report, and are therefore subject to a number of factors, risks and uncertainties, some of which are not currently known to SPAC or the Company and could cause actual results to differ materially from those expressed or implied by such forward- looking statements. Some of these factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against SPAC, the Company or others following the announcement of the Transactions, the Business Combination Agreement and other ancillary documents with respect thereto; (3) the amount of redemption requests made by SPAC public shareholders and the inability to complete the Transactions due to the failure to obtain approval of the shareholders of SPAC, to obtain financing to complete the business combination or to satisfy other conditions to closing and; (4) changes to the proposed structure of the Mergers that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Mergers; (5) the ability to meet stock exchange listing standards following the consummation of the Transactions; (6) the risk that the Transactions disrupt current plans and operations of the Company as a result of the announcement and consummation of the Transactions; (7) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the business combination; (9) risks associated with changes in applicable laws or regulations and the Company’s international operations; (10) the possibility that the Company or the Combined Company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the Company’s mission, goals and strategies; (13) the Company’s future business development, financial condition and results of operations; (14) expected growth of the global digital trading and investing services industry; (15) expected changes in the Company’s revenues, costs or expenditures; (16) the Company’s expectations regarding demand for and market acceptance of its products and service; (17) the Company’s expectations regarding its relationships with users, customers and third-party business partners; (18) competition in the Company’s industry; (19) relevant government policies and regulations relating to the Company’s industry; (20) general economic and business conditions globally and in jurisdictions where the Company operates; and (21) assumptions underlying or related to any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the risks and uncertainties described in the “Risk Factors” section in the annual report on Form 10-K for year ended December 31, 2022 of SPAC, and the “Risk Factors” section of the Registration Statement relating to the Transactions which is expected to be filed with the SEC, and other documents filed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither SPAC nor the Company presently know or that SPAC or the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of these factors, risks and uncertainties, the forward-looking events and circumstances discussed in this Current Report may not occur, and any estimates, assumptions, expectations, forecasts, views or opinions set forth in this Current Report should be regarded as preliminary and for illustrative purposes only and accordingly, undue reliance should not be placed upon the forward-looking statements. SPAC and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

8

Additional Information and Where to Find It

In connection with the Transactions, SPAC and the Company intend to cause the Registration Statement to be filed with the SEC, which will include a proxy statement to be distributed to SPAC’s shareholders in connection with its solicitation for proxies for the vote by SPAC’s shareholders in connection with the Transactions. You are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because, among other things, they will contain updates to the financial, industry and other information herein as well as important information about SPAC, the Company and the Transactions. Shareholders of SPAC will be able to obtain a free copy of the proxy statement when filed, as well as other filings containing information about SPAC, the Company and the Transactions, without charge, at the SEC’s website located at www.sec.gov. This Current Report does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

SPAC, the Company and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Proposed Transaction. You can find information about SPAC’s directors and executive officers and their interest in SPAC can be found in its Annual Report on Form10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 29, 2023. A list of the names of the directors, executive officers, other members of management and employees of SPAC and the Company, as well as information regarding their interests in the Transactions, will be contained in the Registration Statement to be filed with the SEC by the Company. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions, and does not constitute an offer to sell or the solicitation of an offer to buy any securities of SPAC, the Company or the Combined Company, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

9

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description

2.1*	Business Combination Agreement, dated as of February 27, 2024, by and among SPAC, Webull, Merger Sub I and Merger Sub II

10.1*	Sponsor Support Agreement, dated as of February 27, 2024, by and among SPAC, Sponsor, Webull and SPAC Insiders

10.2	Form of Shareholder Lock-up Agreement, by and among SPAC, Webull and certain shareholders of Webull

10.3	Form of Registration Rights Agreement, by and among SPAC, Sponsor, Webull and certain shareholders of Webull

10.4	Form of Warrant Assignment Agreement, by and among SPAC, Webull and Warrant Agent

10.5	Form of Incentive Warrant Agreement, by and between Webull and Warrant Agent

99.1	Press Release, dated as of February 28, 2024

99.2	Investor Presentation, dated as of February 28, 2024

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

10

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 28, 2024

SK GROWTH OPPORTUNITIES CORPORATION

By:	/s/ Derek Jensen
Name:	Derek Jensen
Title:	Chief Financial Officer

11

Exhibit 2.1

Execution Version

BUSINESS COMBINATION AGREEMENT

by and among

Webull Corporation

Feather Sound I Inc.

Feather Sound II Inc.

and

SK Growth Opportunities Corporation

dated as of February 27, 2024

i

(continued)

(continued)

(continued)

(continued)

		Page
Section 11.13	Publicity	91
Section 11.14	Confidentiality	91
Section 11.15	Severability	91
Section 11.16	Enforcement	91
Section 11.17	Non-Recourse	92
Section 11.18	Non-Survival of Representations, Warranties and Covenants	92
Section 11.19	Conflicts and Privilege	92

Exhibits

Schedules

Schedule 8.4(a) Reorganization Covenants

v

INDEX OF DEFINED TERMS

2023 Financial Statements	Section 6.6(a)
Agreement	Preamble
Amended Articles of the Surviving Company	Section 2.2(e)
Amended Articles of the Surviving Entity	Section 2.2(e)
Amended Company Charter	Section 2.1(a)(ii)
Anti-Corruption Laws	Section 3.7(d)
Audited Financial Statements	Section 3.9(a)
Authorization Notice	Section 2.6(c)(i)
Blue Sky	Section 8.2(a)(i)
Broker Subsidiary	Section 3.7(i)
Business Combination	Recitals
Business Combination Deadline	Section 7.6
Cayman Act	Recitals
Charter Amendment	Section 2.1(a)(ii)
Closing	Section 2.3(a)
Closing Date	Section 2.3(a)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Section 8.2(c)(ii)
Company Capital Restructuring	Recitals
Company Disclosure Letter	Article III
Company Lease	Section 3.14(c)
Company Material Lease	Section 3.14(c)
Company Shareholders’ Approval	Section 3.5(c)
Company Shareholders’ Meeting	Section 8.2(c)(i)
Company Systems	Section 3.15(g)
Company Warrant	Section 2.2(g)(iii)
Confidential Information	Section 11.14
Continuing Option	Section 2.1(a)(iv)
Conversion	Section 2.1(a)(i)
D&O Indemnified Parties	Section 6.4(a)
D&O Insurance	Section 6.4(b)
D&O Tail	Section 6.4(b)
Dissenting SPAC Shareholders	Section 2.6(a)
Dissenting SPAC Shares	Section 2.6(a)
Enforceability Exceptions	Section 3.5(a)
Exchange Agent	Section 2.4(a)
Extension Proposal	Section 7.6
Extension Proxy Statement	Section 7.6
Extension Recommendation	Section 7.6
Fairness Opinion	Recitals

FINRA	Section 3.7(i)
First Merger	Recitals
First Merger Effective Time	Section 2.2(c)(i)
First Merger Filing Documents	Section 2.2(c)(i)
Han Kun	Section 11.19(b)
Incentive Warrant Agreement	Recitals
Interim Period	Section 6.1
JOBS Act	Section 4.14
Kirkland	Section 11.19(b)
Letter of Transmittal	Section 2.4(b)
Management Accounts	Section 3.9(a)
Maples	Section 11.19(a)
Material Permits	Section 3.7(g)
Maximum Annual Premium	Section 6.4(b)
Merger Filing Documents	Section 2.2(c)(ii)
Merger Sub	Preamble
Merger Sub I	Preamble
Merger Sub I Share	Section 5.2(a)
Merger Sub II	Preamble
Merger Sub II Share	Section 5.2(a)
Merger Sub Shares	Section 5.2(a)
Merger Subs	Preamble
Mergers	Recitals
Nasdaq	Section 4.16
Non-Recourse Parties	Section 11.17
Non-Recourse Party	Section 11.17
Ogier	Section 11.19(b)
Outside Date	Section 10.1(i)
PIPE Investment	Recitals
PIPE Investors	Recitals
PIPE Subscription Agreement	Recitals
Plan of First Merger	Section 2.2(c)(i)
Plan of Second Merger	Section 2.2(c)(ii)
Privacy and Security Requirements	Section 3.16(a)
Proxy/Registration Statement	Section 8.2(a)(i)
Qualified Group	Schedule 8.4(a)
Registration Rights Agreement	Recitals
Regulatory Approvals	Section 8.1(a)
Remaining Trust Fund Proceeds	Section 2.3(b)(iv)
Reorganization Covenants	Section 8.4(b)
Rollover RSU	Section 2.1(a)(v)
Second Merger	Recitals
Second Merger Effective Time	Section 2.2(c)(ii)
Second Merger Filing Documents	Section 2.2(c)(ii)
Segregated Account	Section 2.3(b)(v)

Share Subdivision	Section 2.1(a)(iii)
Share Subdivision Effective Time	Section 2.1(a)(iv)
Shareholder Litigation	Section 8.5
Shareholder Lock-Up Agreement	Section 6.10
SK Group	Section 11.19(a)
SKGR	Section 4.16
SKGRU	Section 4.16
SKGRW	Section 4.16
SPAC	Preamble
SPAC Board	Recitals
SPAC Board Recommendation	Section 8.2(b)(ii)
SPAC Class B Conversion	Section 2.1(c)
SPAC Closing Cash	Schedule 8.4(a)
SPAC Disclosure Letter	Article IV
SPAC Financial Statements	Section 4.7(a)
SPAC Insider Letter	Recitals
SPAC Insiders	Recitals
SPAC Post-Closing Cash	Schedule 8.4(a)
SPAC SEC Filings	Section 4.12
SPAC Shareholder Extension Approval	Section 7.6
SPAC Shareholders’ Meeting	Section 8.2(b)(i)
SPAC Termination Statement	Section 10.2(b)
Sponsor	Recitals
Sponsor Support Agreement	Recitals
SRO	Section 3.7(i)
Surviving Company	Recitals
Surviving Entity	Recitals
Terminating Company Breach	Section 10.1(g)
Terminating SPAC Breach	Section 10.1(h)
Trustee	Section 4.13
Trust Account	Section 11.1
Trust Agreement	Section 4.13
Unanimous Written Consent	Section 8.2(c)(i)
Unit Separation	Section 2.2(g)(i)
Warrant Assignment Agreement	Recitals
Webull Group	Section 11.19(b)
Written Objection	Section 2.6(c)
WSGR	Section 11.19(a)

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement, dated as of February 27, 2024 (this “Agreement”), is made and entered into by and among (i) Webull Corporation, an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”), (ii) Feather Sound I Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned Subsidiary of the Company (“Merger Sub I”), (iii) Feather Sound II Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned Subsidiary of the Company (“Merger Sub II”, collectively with Merger Sub I, the “Merger Subs” and each a “Merger Sub”), and (iv) SK Growth Opportunities Corporation, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“SPAC”).

RECITALS

Whereas, the Company, through its wholly owned or Controlled (as defined below) Subsidiaries, operates a digital trading platform;

Whereas, SPAC is a blank check company and was incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

Whereas, each of Merger Sub I and Merger Sub II is a newly incorporated Cayman Islands exempted company limited by shares, wholly owned by the Company, and was incorporated for the purpose of effectuating the Mergers (as defined below);

Whereas, the parties hereto desire and intend to effect a business combination transaction whereby (i) immediately prior to the First Merger Effective Time (as defined below), the Company and its shareholders will restructure the Company’s share capital by effectuating the Conversion and the Share Subdivision (the Conversion, the Charter Amendment and the Share Subdivision are described in Section 2.1(a) and hereinafter collectively referred to as the “Company Capital Restructuring”), (ii) promptly following the Company Capital Restructuring and at the First Merger Effective Time, Merger Sub I will merge with and into SPAC (the “First Merger”), with SPAC surviving the First Merger as a wholly owned Subsidiary of the Company (SPAC, as the surviving entity of the First Merger, is sometimes referred to herein as the “Surviving Entity”), and (iii) promptly following the First Merger and at the Second Merger Effective Time (as defined below), the Surviving Entity will merge with and into Merger Sub II (the “Second Merger”, together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly owned Subsidiary of the Company (Merger Sub II, as the surviving entity of the Second Merger is sometimes referred to herein as the “Surviving Company”), with each of the Company Capital Restructuring, the First Merger and the Second Merger to occur upon the terms and subject to the conditions set forth in this Agreement and in accordance with Part XVI of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Act”);

Whereas, the Company has received, concurrently with the execution and delivery of this Agreement, a Sponsor Support Agreement substantially in the form attached hereto as Exhibit A (the “Sponsor Support Agreement”) signed by the Company, SPAC, Auxo Capital Managers LLC, a Delaware limited liability company (“Sponsor”), and certain directors of the SPAC that hold SPAC Class B Ordinary Shares (together with the Sponsor, collectively, the “SPAC Insiders”), pursuant to which, among other things, and subject to the terms and conditions set forth therein, each SPAC Insider agrees (a) to vote all SPAC Shares held by such SPAC Insider in favor of (i) the Transactions and (ii) the other SPAC Transaction Proposals,

(b) to waive the anti-dilution rights of the SPAC Class B Ordinary Shares under the SPAC Charter, (c) to appear and be present at the SPAC Shareholders’ Meeting in person or by proxy for purposes of counting towards a quorum, (d) to vote all SPAC Shares held by such SPAC Insider against any proposals that would or would be reasonably likely to in any material respect impede the Transactions or any other SPAC Transaction Proposal, (e) not to redeem any SPAC Shares held by such SPAC Insider, (f) not to amend that certain letter agreement between SPAC, Sponsor and certain other parties thereto, dated as of June 23, 2022 (the “SPAC Insider Letter”), (g) not to transfer any SPAC Securities held by such SPAC Insider, (h) to unconditionally and irrevocably waive, and not to exercise, the Sponsor’s dissenters’ rights pursuant to the Cayman Act in respect of all SPAC Shares held by such SPAC Insider with respect to the First Merger, to the extent applicable, (i) to terminate, effective as of the First Merger Effective Time, each Sponsor Affiliate Agreement (as defined in the Sponsor Support Agreement), and (j) to become subject to a lock-up of the Company Ordinary Shares, Company Warrants and Company Ordinary Shares issuable upon the exercise of any Company Warrants, to be received by such SPAC Insider in the Mergers for the applicable Lock-Up Period (as defined in the Sponsor Support Agreement), subject to certain exceptions set forth therein.

Whereas, in connection with the Mergers, the Company, Sponsor, SPAC and certain applicable Company Shareholders agree to enter into a registration rights agreement substantially in the form attached hereto as Exhibit C prior to the First Merger, effective upon the Closing (the “Registration Rights Agreement”), pursuant to which, among other things, the Company shall grant the Sponsor, certain Affiliates of the SPAC and holders of SPAC Ordinary Shares, and certain applicable Company Shareholders, registration rights and commit to file a resale shelf registration statement on Form F-1 that includes, among other things and subject to certain exceptions, the Merger Consideration held by signatories to the Registration Rights Agreement within fifteen (15) Business Days (as defined in the Registration Rights Agreement) following the Closing;

Whereas, in connection with the Mergers, the Company, SPAC and the Warrant Agent thereunder shall enter into a warrant assignment, assumption and amendment agreement substantially in the form attached hereto as Exhibit D-1 (the “Warrant Assignment Agreement”), effective as of the First Merger Effective Time (as defined below), pursuant to which SPAC shall assign to the Company all of its rights, interests, and obligations in and under the Warrant Agreement, which shall amend the Warrant Agreement to change all references to Warrants (as such term is defined therein) to Company Warrants (and all references to Ordinary Shares (as such term is defined therein) underlying such Warrants to Company Class A Ordinary Shares) and which shall cause each outstanding whole Company Warrant to represent the right to receive, from the Closing, one whole Company

Class A Ordinary Share;

Whereas, in connection with the Mergers, the Company, SPAC and the Warrant Agent shall enter into an incentive warrant agreement substantially in the form attached hereto as Exhibit D-2 (the “Incentive Warrant Agreement”), effective as of the First Merger Effective Time, pursuant to which the Company shall issue to each SPAC Shareholder (other than the SPAC Insiders or any holder of SPAC Treasury Shares) one Incentive Warrant for each Non-Redeeming SPAC Share held by such SPAC Shareholder;

Whereas, the board of directors of SPAC (the “SPAC Board”) has received an opinion from Houlihan Capital, LLC (the “Fairness Opinion”) as of the date hereof, concluding that, as of the date of the Fairness Opinion, the Transactions are fair from a financial point of view to the holders of SPAC Class A Ordinary Shares;

Whereas, SPAC Board has unanimously (a) determined that (x) it is fair to, advisable and in the best interests of SPAC to enter into this Agreement, and to consummate the Mergers and the other Transactions, and (y) the Transactions constitute a “Business Combination” as such term is defined in the SPAC Charter, (b) (i) approved and declared advisable this Agreement and the execution, delivery and performance of this Agreement and the consummation of the Transactions (including the Mergers), and (ii) approved and declared advisable to enter into the Plan of First Merger, the Plan of Second Merger, the Sponsor Support Agreement, the Warrant Assignment Agreement, the Incentive Warrant Agreement, the Shareholder Lock-Up Agreements, the Registration Rights Agreement, each other Transaction Document to which SPAC is a party and the execution, delivery and performance thereof, (c) resolved to recommend the approval and authorization of this Agreement, the Plan of First Merger the consummation of the First Merger and the other Transactions by the shareholders of SPAC, and (d) directed that this Agreement and the Plan of First Merger be submitted to the shareholders of SPAC for their approval and authorization;

Whereas, (a) the sole director of Merger Sub I has (i) determined that it is fair to, advisable and in the best interests of Merger Sub I to enter into this Agreement and to consummate the First Merger and the other Transactions, (ii) approved and declared advisable this Agreement and the Plan of First Merger and the execution, delivery and performance of this Agreement and the Plan of First Merger and the consummation of the Transactions, and

(b) the Company, being the sole shareholder of Merger Sub I, has passed special resolutions by written consent approving the execution of and performance by Merger Sub I of this Agreement, the Plan of First Merger and the Transactions;

Whereas, (a) the sole director of Merger Sub II has (i) determined that it is fair to, advisable and in the best interests of Merger Sub II to enter into this Agreement and to consummate the Second Merger and the other Transactions, (ii) approved and declared advisable this Agreement and the Plan of Second Merger and the execution, delivery and performance of this Agreement and the Plan of Second Merger and the consummation of the Transactions, and (b) the Company, being the sole shareholder of Merger Sub II, has passed special resolutions by written consent approving the execution of and performance by Merger Sub II of this Agreement, the Plan of Second Merger and the Transactions;

Whereas, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that it is fair to, advisable and in the best interests of the Company to enter into this Agreement and to consummate the Mergers and the other Transactions, (ii) (x) approved and declared advisable this Agreement and the execution, delivery and performance of this Agreement and the consummation of the Transactions, and (y) approved and declared advisable the Plans of Merger, the Sponsor Support Agreement, the Shareholder Lock-Up Agreements, the Warrant Assignment Agreement, the Incentive Warrant Agreement, the Registration Rights Agreement, each other Transaction Document to which the Company is a party and the execution, delivery and performance thereof, (iii) resolved to recommend the approval and authorization of this Agreement and the Plans of Merger by the shareholders of the Company, (iv) directed that this Agreement, the Mergers and the Plans of Merger be submitted to the shareholders of the Company for their approval and authorization; and (v) approved the Amended Company Charter, effective immediately prior to the First Merger Effective Time; and

WHEREAS, prior to the Closing, the Company or SPAC may enter into one or more subscription agreements (each, a “PIPE Subscription Agreement”) with third party investors named therein (such investors, collectively, with any permitted assignees or transferees, the “PIPE Investors”), in each case, on terms reasonably acceptable to SPAC and the Company, pursuant to which, on the terms and subject to the conditions set forth therein, such PIPE Investors will commit to make private investments in public equity (in the form of SPAC Class A Ordinary Shares, Company Class A Ordinary Shares or other Equity Securities of the Company, as may be agreed by the Company and SPAC) at the Closing (the “PIPE Investment”).

Now, Therefore, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, SPAC, the Merger Subs and the Company agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

Section 1.1 Definitions. As used herein, the following terms shall have the following meanings:

“Action” means any charge, claim, action, complaint, prosecution, investigation, appeal, suit, litigation, arbitration or other similar proceeding initiated or conducted by a mediator, arbitrator or Governmental Authority, whether administrative, civil, regulatory or criminal, and whether at law or in equity, or otherwise under any applicable Law;

“Affiliate” means, with respect to any Person, any other Person which, directly or indirectly, Controls, is Controlled by or is under common Control with such Person. In the case of a Person which is a fund or which is directly or indirectly Controlled by a fund, the term “Affiliate” also includes (a) any of the general partners of such fund, (b) the fund manager managing such fund, any other person which, directly or indirectly, Controls such fund or such fund manager, or any other funds managed by such fund manager and (c) trusts (excluding the Trust Account for all purposes other than for the sole purpose of the release of the proceeds of the Trust Account in accordance with this Agreement and the Trust Agreement) Controlled by or for the benefit of any Person referred to in (a) or (b);

“Anti-Money Laundering Laws” means all financial recordkeeping and reporting requirements and all money laundering-related laws of jurisdictions where the Company or its Subsidiaries conducts business or owns assets, and any related or similar Law targeting the prohibition of money laundering or terrorist financing issued, administered or enforced by any Governmental Authority;

“Benefit Plan” means any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and any compensation or benefit plan, program, policy, practice, Contract, agreement, or other arrangement, including any employment, individual consulting, severance, termination pay, nonqualified deferred compensation, retirement, paid time off, vacation, profit sharing, incentive, bonus, health, welfare, performance-based incentive awards, equity or equity-based compensation (including stock option, equity purchase, equity ownership, and restricted stock unit), disability, life insurance, fringe benefits, retention or stay-bonus, transaction or change-in control agreement, or other compensation or benefits, whether written, unwritten or otherwise, that is sponsored, maintained, contributed to or required to be contributed to by any Group Company for the benefit of any current or former employee, director or officer or individual service provider of any of the Group Companies or otherwise with respect to which the Company or its Subsidiaries has any liability, in each case other than any such plan, scheme, arrangement or statutory benefit plan that the Company or any of its Subsidiaries are mandated to maintain or contribute to by a Governmental Authority or other Laws;

“Business Combination” has the meaning given in the SPAC Charter;

“Business Day” means a day on which commercial banks are open for business in Hong Kong, the British Virgin Islands, New York, U.S., Singapore, the PRC and the Cayman Islands, except a Saturday, Sunday or public holiday (gazetted or ungazetted and whether scheduled or unscheduled);

“CAC” means the Cyberspace Administration of China;

“Code” means the Internal Revenue Code of 1986, as amended;

“Company Acquisition Proposal” means (a) any, direct or indirect, acquisition by any third party, in one transaction or a series of transactions, of the Company or of more than 5% of the consolidated total assets, Equity Securities or businesses of the Company and its Controlled Affiliates taken as a whole (whether by merger, consolidation, scheme of arrangement, business combination, reorganization, recapitalization, purchase or issuance of Equity Securities, purchase of assets, tender offer or otherwise) other than the Transactions; (b) any direct or indirect acquisition by any third party, in one transaction or a series of transactions, of voting Equity Securities representing more than 5%, by voting power, of (x) the Company (whether by merger, consolidation, recapitalization, purchase or issuance of Equity Securities, tender offer or otherwise) or (y) the Company’s Controlled Affiliates which comprise more than 5% of the consolidated total assets, revenues or earning power of the Company and its Controlled Affiliates taken as a whole, in each case, other than the Transactions, (c) any direct or indirect acquisition by any third party, in one transaction or a series of transactions, of more than 5% of the consolidated total assets, revenues or earning power of the Company and its Controlled Affiliates taken as a whole, other than by SPAC or its Affiliates or pursuant to the Transactions or (d) the issuance by the Company of more than 5% of its voting Equity Securities as consideration for the assets or securities of a third party (whether an entity, business or otherwise), except in any such case as permitted under Section 6.1(3)(c) or Section 6.1(3)(d), or the transactions as contemplated in the PIPE Subscription Agreements;

“Company Charter” means the Fourth Amended and Restated Memorandum and Articles of Association of the Company, adopted pursuant to a special resolution passed on April 26, 2023 and became effective on April 26, 2023;

“Company Class A Ordinary Shares” means class A ordinary shares of the Company, par value $0.00001 per share, the rights, preferences, privileges and restrictions of which are set out in the Amended Company Charter;

“Company Class B Ordinary Shares” means class B ordinary shares of the Company, par value $0.00001 per share, the rights, preferences, privileges and restrictions of which are set out in the Amended Company Charter;

“Company Contract” means any Contract to which a Group Company is a party or by which a Group Company is bound and for which performance of substantive obligations is ongoing, other than any intercompany Contract among Group Companies;

“Company Data” means any data or information protected by or otherwise subject to any Privacy and Security Requirement and Processed by or for the Company or any of its Subsidiaries;

“Company IP” means all (a) Owned IP, and (b) all other Intellectual Property Rights used or held for use in or necessary for the operation of the business of the Company or any of its Subsidiaries as currently conducted;

“Company Material Adverse Effect” means any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets and liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (ii) the ability of the Company or any of its Subsidiaries (including the Merger Subs) to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking or refraining from taking of any action expressly required to be taken or refrained from being taken under this Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), epidemic or pandemic (including any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement), acts of nature or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, riots or insurrections, (f) any failure in and of itself of the Company and any of its Subsidiaries to meet any projections or forecasts, provided, however, that the exception in this clause (f) shall not prevent or otherwise affect a determination that any Event underlying such failure has resulted in or contributed to a Company Material Adverse Effect except to the extent such Event is within the scope of any other exception within this definition, (g) any Events generally applicable to the industries or markets in which the Company or any of its Subsidiaries operate, (h) any action taken by, or at the written request of, SPAC, (i) the announcement of this Agreement and the Transactions, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on the Company’s and its Subsidiaries’ relationships, contractual or otherwise, with any Governmental Authority, third parties or other Person, (j) any matter set forth on, or deemed to be incorporated in the Company Disclosure Letter, (k) any Events that are cured by the Company prior to the Closing, or (l) any worsening of the Events referred to in clauses (a), (b), (d), (e), (g) or (j) to the extent existing as of the date of this Agreement; provided, however, that in the case of each of clauses (b), (d), (e) and (g), any such Event to the extent it disproportionately affects the Company or any of its Subsidiaries relative to other similarly situated participants in the industries and geographies in which such Persons operate shall not be excluded from the determination of whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect, in which case the determination of whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect shall be made only to the extent of the incremental disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to such similarly situated participants;

“Company Options” means all share options to acquire Pre-Subdivision Shares granted under the ESOP, whether or not exercisable and whether or not issued immediately prior to the First Merger Effective Time;

“Company Ordinary Shares” means, collectively, Company Class A Ordinary Shares and Company Class B Ordinary Shares;

“Company Preferred Shares” means, collectively, the Company Convertible Redeemable Series A-1 Preferred Shares, Company Convertible Redeemable Series A-2 Preferred Shares, Company Convertible Redeemable Series A-3 Preferred Shares, Company Convertible Redeemable Series B-1 Preferred Shares, Company Convertible Redeemable Series B-2 Preferred Shares, Company Convertible Redeemable Series B-3 Preferred Shares, Company Convertible Redeemable Series C Preferred Shares and the Company Convertible Redeemable Series D Preferred Shares;

“Company Restricted Share” means any issued and outstanding restricted Pre-Subdivision Share granted under the ESOP;

“Company RSU” means any restricted share unit granted under the ESOP that is outstanding immediately prior to the Share Subdivision that may be settled in Pre-Subdivision Shares;

“Company Shareholder” means any holder of any issued and outstanding Pre-Subdivision Shares as of any determination time prior to the Share Subdivision or any holder of any issued and outstanding Company Ordinary Shares immediately after the Share Subdivision and immediately prior to the First Merger Effective Time (for the avoidance of doubt, “Company Shareholder” includes holders of Company Restricted Shares);

“Company Transaction Expenses” means any out-of-pocket fees and expenses paid or payable by the Company or any of its Subsidiaries (including the Merger Subs and the relevant surviving companies of the Mergers, but excluding SPAC prior to the First Merger Effective Time) or Affiliates (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the Transactions, including (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, as appointed by the Company or any of its Subsidiaries or Affiliates, and (b) any and all filing fees payable by the Company to the Governmental Authorities in connection with the Transactions (including, for the avoidance of doubt, the Company Transaction Fees); provided that SPAC shall not be deemed a Subsidiary of the Company for purposes of this term;

“Company Transaction Proposals” means each proposal reasonably agreed to by SPAC and the Company as necessary or appropriate in connection with the consummation of the Transactions by the Company, but in any event including, unless otherwise agreed upon in writing by SPAC and the Company: (a) the adoption of the Amended Company Charter, (b) the approval of the Company Capital Restructuring, including the Share Subdivision, (c) the approval and authorization of this Agreement, the Plans of Merger and the Transactions, including the Mergers, (d) the election of directors to the Company Board, if applicable, and (e) the approval and authorization of each other proposal that the Nasdaq or the SEC (or staff members thereof) indicates is necessary in connection with the Company’s application to list and the listing of the Registrable Securities;

“Competing SPAC” means any publicly traded special purpose acquisition company other than SPAC;

“Contract” means any legally binding written, oral or other agreement, contract, subcontract, lease, instrument, note, option, warranty, purchase order, license, sublicense, mortgage, guarantee, purchase order, insurance policy or commitment or undertaking of any nature that has any outstanding rights or obligations;

“Control” means in relation to any Person, (a) the direct or indirect ownership of, or ability to direct the casting of, more than fifty percent (50%) of the total voting rights conferred by all the shares then in issue and conferring the right to vote at all general meetings of such Person; (b) the ability to appoint or remove a majority of the directors of the board or equivalent governing body of such Person; (c) the right to control the votes at a meeting of the board of directors (or equivalent governing body) of such Person; or (d) the ability to direct or cause the direction of the management and policies of such Person whether by Contract or otherwise, and “Controlled”, “Controlling” and “under common Control with” shall be construed accordingly;

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks;

“COVID-19 Measures” means (i) any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Authority, including Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19 for similarly situated companies, and (ii) any action reasonably taken or refrained from being taken in response to COVID-19;

“CSRC” means the China Securities Regulatory Commission;

“CSRC Archive Rules” means the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies issued by the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection of the PRC, and National Archives Administration of the PRC (effective from March 31, 2023), as amended, supplemented or otherwise modified from time to time;

“Deferred Underwriting Commission Waiver” means that certain waiver letter dated February 27, 2024 pursuant to which Deutsche Bank Securities Inc. waived its entitlement to the payment of any Deferred Discount (as defined in the Underwriting Agreement) due to it under the terms of the Underwriting Agreement;

“Disclosure Letters” means, as applicable, the Company Disclosure Letter and the SPAC Disclosure Letter;

“DTC” means the Depository Trust Company;

“Encumbrance” means any mortgage, charge (whether fixed or floating), pledge, lien, license, covenant not to sue, option, right of first offer, refusal or negotiation, hypothecation, assignment, deed of trust, title retention or other similar encumbrance of any kind whether consensual, statutory or otherwise;

“Environmental Laws” means all Laws concerning pollution, protection of the environment, or human health or safety;

“Equity Securities” means, with respect to any Person, (a) any capital stock, shares, equity interests, membership interests, partnership interests or registered capital, joint venture or other voting securities of, or other ownership interests in, such Person, and (b) any options, warrants or other securities (for the avoidance of doubt, including debt securities) that are directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock, shares, equity interests, membership interests, partnership interests or registered capital, joint venture or other voting securities of, or other ownership interests in, such Person (whether or not such derivative securities are issued by such Person);

“ERISA” means the Employee Retirement Income Security Act of 1974;

“ERISA Affiliate” of any entity means each entity that is at any relevant time treated as a single employer with any Group Company for purposes of Section 4001(b)(1) of ERISA or Section 414 (b), (c), (m) or (o) of the Code;

“ESOP” means the 2021 Global Share Incentive Plan of the Company, as may be amended from time to time;

“Event” means any event, state of facts, development, change, circumstance, occurrence or effect;

“Exchange Act” means the Securities Exchange Act of 1934;

“Extension Expenses” means the costs and expenses incurred by SPAC, Sponsor or any of their Affiliates in connection with extending the Business Combination Deadline beyond September 30, 2024;

“Founder Holdcos” means the Persons set forth in Section 1.1 of the Company Disclosure Letter;

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time;

“Government Official” means any officer, cadre, civil servant, employee or any other person who acts in an official capacity for any Governmental Authority (including any government-owned or government-Controlled enterprise, political party, public international organization or official thereof), or who acts in an official capacity for any candidate for governmental or political office;

“Governmental Authority” means the government of any nation, province, state, city, locality or other political subdivision of any thereof, any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, regulation or compliance, or any arbitrator or arbitral body, any self-regulated organization, stock exchange, or quasi-governmental authority;

“Governmental Order” means any applicable order, ruling, decision, verdict, decree, writ, subpoena, mandate, consent, approval, award, judgment, injunction or other similar determination or finding by, before or under the supervision of any Governmental Authority;

“Group” or “Group Companies” means the Company and its Subsidiaries, and “Group Company” means any of them;

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

“Incentive Warrants” means, collectively, each redeemable warrant to purchase one Company Class A Ordinary Share pursuant to the terms of the Incentive Warrant Agreement, in each case issued by the Company at the Closing to each SPAC Shareholder (other than the SPAC Insiders or any holder of SPAC Treasury Shares) for each Non-Redeeming SPAC Share held by such SPAC Shareholder;

“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, including any amount due to any shareholder of such Person, (b) the principal and accrued interest components of capitalized lease obligations under GAAP, (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (e) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (f) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs,” “seller notes,” “exit fees” and “retention payments,” but excluding payables arising in the Ordinary Course, (g) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the Transactions in respect of any of the items in the foregoing clauses (a) through (f), and (h) all Indebtedness of another Person referred to in clauses (a) through (g) above guaranteed directly or indirectly, jointly or severally;

“Intellectual Property Rights” means all intellectual property, industrial property and proprietary rights existing or created under the laws of any and all jurisdictions worldwide, including all such rights in: (a) Patents, (b) Trademarks, (c) copyrights, works of authorship and mask works, (d) Trade Secrets, (e) Software, (f) “moral” rights, rights of publicity or privacy, data base or data collection rights and other similar intellectual property rights, (g) all other intellectual or proprietary rights similar to the foregoing, (h) if applicable, registrations, applications, and renewals for any of the foregoing in (a)-(g), and (i) all causes of action and rights to sue or seek other remedies arising from or relating to any past or ongoing infringement, violation or misappropriation of the foregoing;

“Investment Company Act” means the Investment Company Act of 1940;

“Knowledge of SPAC” or any similar expression means the knowledge that each individual listed on Section 1.1 of the SPAC Disclosure Letter actually has, or the knowledge that any such individual would have acquired following reasonable inquiry of his or her direct reports responsible for the applicable subject matter;

“Knowledge of the Company” or any similar expression means the knowledge that each individual listed on Section 1.1 of the Company Disclosure Letter actually has, or the knowledge that any such individual would have acquired following reasonable inquiry of his or her direct reports responsible for the applicable subject matter;

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority, or any provisions or interpretations of the foregoing, including general principles of common and civil law and equity;

“Leased Real Property” means any real property subject to a Company Lease;

“Liabilities” means debts, liabilities and obligations (including Taxes), whether accrued or fixed, absolute or contingent, matured or unmatured, deferred or actual, determined or determinable, known or unknown, including those arising under any law, action or Governmental Order and those arising under any Contract;

“Made Available” means, unless the context otherwise requires, that a copy of the subject documents or other materials has been provided physically or electronically by the Company, its Subsidiary or any of their respective Representatives to SPAC or its Representatives at least two (2) Business Days prior to the date hereof, either by email or through virtual data room;

“Material Contracts” means, collectively, each Company Contract (other than any Benefit Plan) that:

(i) involves contractual obligations (contingent or otherwise), payments or revenues to or by the Group in excess of $1,000,000 during the twelve-month period ended December 31, 2023;

(ii) is with a Related Party (other than those employment agreements, individual independent contractor agreements, indemnification agreements, any Benefit Plan, confidentiality agreements, non-competition agreements or any other agreement of similar nature entered into in the Ordinary Course with employees or individual consultants) with an amount of over $120,000;

(iii) involves (A) indebtedness for borrowed money having an outstanding principal amount in excess of $1,000,000 or (B) an extension of credit, a guaranty, surety, deed of trust, or the grant of an Encumbrance, in each case, to secure any Indebtedness having a principal or stated amount in excess of $1,000,000;

(iv) involves the lease, license, sale, use, disposition or acquisition of a business or assets constituting a business involving purchase price, payments or revenues in excess of $1,000,000 or involving any “earn out” or deferred purchase price payment obligation, in each case, that remains outstanding or under which there are continuing obligations (excluding acquisitions or dispositions in the Ordinary Course or dispositions of tangible assets that are obsolete, worn out, surplus or no longer used in the conduct of the business of the Group);

(v) involves the waiver, compromise, or settlement of any dispute, claim, litigation or arbitration resulting in payment obligation of any Group Company with an amount higher than $500,000;

(vi) grants a right of first refusal, right of first offer or similar right with respect to any material properties, assets or businesses of the Company and its Subsidiaries, taken as a whole;

(vii) contains covenants of the Company or any of the Company’s Subsidiaries (A) prohibiting or limiting the right of the Company or any of the Company’s Subsidiaries to engage in or compete with any Person in any line of business in any material respect or (B) prohibiting or restricting the Company’s and the Company’s Subsidiaries’ ability to conduct their respective business with any Person in any geographic area in any material respect, in each case, other than Contracts (including partnership or distribution Contracts) entered into in the Ordinary Course which include exclusivity provisions;

(viii) with any Governmental Authority which involves obligations (contingent or otherwise), payments or revenues to or by the Group in excess of $200,000 in the twelve (12) months ended December 31, 2023;

(ix) involves (x) the establishment, contribution to, or operation of a partnership, joint venture, variable interest entity or similar entity, or involving a sharing of profits or losses, or (y) a material business cooperation, technology development, collaboration, or joint development between any Group Company and any Person, in each case, involving payments to or by the Group of an amount higher than $1,000,000 in the twelve (12) months ended December 31, 2023;

(x) relates to the license, sublicense, grant of other rights, creation, development, or acquisition of material Intellectual Property Rights, or materially restricting the Company’s or any of its Subsidiaries’ ability to assign, use or enforce any material Intellectual Property Rights, other than (A) non-exclusive licenses of commercially or freely available, shrink wrap, click wrap, or off-the-shelf Software, including licenses for Open Source Software, (B) assignments of Intellectual Property Rights to the Company or any of its Subsidiaries under Contracts with their employees, contractors or consultants entered into in the Ordinary Course and containing Intellectual Property Rights assignment and confidentiality provisions that are equivalent or substantially similar in all material respects to the Company’s and its Subsidiaries’ form agreements which have been Made Available by or on behalf of the Company to SPAC, and (C) non-exclusive licenses of Intellectual Property Rights entered into in the Ordinary Course; or

(xi) is a collective bargaining agreement with a Union.

“Merger Consideration” means the sum of all Company Class A Ordinary Shares and Incentive Warrants receivable by SPAC Shareholders pursuant to Section 2.2(g)(ii) and Section 2.2(h);

“NDA” means the Non-Disclosure Agreement, dated as of November 1, 2023, between SPAC and the Company’s advisor;

“Non-Redeeming SPAC Shares” means, without duplication, SPAC Ordinary Shares in respect of which the holder thereof is eligible (as determined in accordance with the SPAC Charter) and has not validly exercised (or has validly revoked, withdrawn or lost) his, her or its SPAC Shareholder Redemption Right, excluding (i) Redeeming SPAC Shares and (ii) Dissenting SPAC Shares;

“Non-Redemption Agreements” means, collectively, (a) the agreements entered into by and among SPAC, the Sponsor and certain SPAC Shareholders in December 2023, pursuant to which, (i) the Sponsor agreed to surrender to SPAC and forfeit for no consideration an aggregate of 1,279,536 SPAC Class B Ordinary Shares, and (ii) SPAC agreed to issue or cause to be issued to such SPAC Shareholders, for no additional consideration, an aggregate of 1,279,536 SPAC Class A Ordinary Shares, and (b) any Additional Non-Redemption Agreements (as defined in the Sponsor Support Agreement);

“Open Source Software” means any Software that is licensed pursuant to: (a) any license that is a license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL); (b) any license to Software that is considered “free software” or “open source software” by the Open Source Foundation or the Free Software Foundation; or (c) any Reciprocal License, in each case whether or not source code is available or included in such license, or any modification or derivative thereof subject to such Reciprocal License;

“Ordinary Course” means, with respect to an action taken or refrained from being taken by a Person, that such action or omission is taken in the ordinary course of the operations of such Person and consistent with its past practices;

“Organizational Documents” means, with respect to any Person that is not an individual, its certificate of incorporation or registration, bylaws, memorandum and articles of association, constitution, limited liability company agreement, or similar organizational documents, in each case, as amended or restated;

“Overfunding Loans” has the meaning set forth in the SPAC Insider Letter;

“Owned IP” means all Intellectual Property Rights owned by the Company or any of its Subsidiaries;

“Patents” means patents, including utility models, industrial designs and design patents, and applications therefor (and any patents that issue as a result of those patent applications), and including all divisionals, continuations, continuations-in-part, continuing prosecution applications, substitutions, reissues, re-examinations, renewals, provisionals and extensions thereof, and any counterparts worldwide claiming priority therefrom;

“Permitted Encumbrances” means (a) Encumbrances for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (b) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Encumbrances arising or incurred in the Ordinary Course in respect of amounts that are not yet due and payable; (c) rights of any third parties that are party to or hold an interest in any Contract to which the Company or any of its Subsidiaries is a party (in each case not arising as a result of any default by the Company or any of its Subsidiaries thereunder); (d) defects or imperfections of title, easements, encroachments, covenants, rights of way, conditions, matters that would be apparent from current, accurate survey of such real property, restrictions and other similar charges or Encumbrances that do not materially interfere with the present use of the Leased Real Property; (e) with respect to any Leased Real Property (i) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Encumbrances thereon, (ii) any Encumbrances permitted under the Company Lease, and (iii) any Encumbrances encumbering the real property of which the Leased Real Property is a part, (iv) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not materially interfere with the current use of the Leased Real Property, (f) non-exclusive licenses of Intellectual Property Rights granted by the Company or any of its Subsidiaries in the Ordinary Course, (g) Ordinary Course purchase money Encumbrances and Encumbrances securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (h) other Encumbrances arising in the Ordinary Course and not incurred in connection with the borrowing of money and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security, (i) reversionary rights in favor of landlords under any Company Leases with respect to any of the buildings or other improvements owned by the Company or any of its Subsidiaries, and (j) any other Encumbrances that have been incurred or suffered in the Ordinary Course and do not materially impair the existing use of the property affected by such Encumbrance;

“Person” means any individual, firm, corporation, company, partnership, limited liability company, incorporated or unincorporated association, trust, estate, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind;

“PFIC” means a “passive foreign investment company” within the meaning of Section 1297(a) of the Code;

“PRC” means the People’s Republic of China;

“Pre-Subdivision Class A Ordinary Shares” means class A ordinary shares of the Company, par value $0.0001 per share;

“Pre-Subdivision Class B Ordinary Shares” means class B ordinary shares of the Company, par value $0.0001 per share;

“Pre-Subdivision Ordinary Shares” means, collectively, Pre-Subdivision Class A Ordinary Shares and Pre-Subdivision Class B Ordinary Shares;

“Pre-Subdivision Shares” means, collectively, the Pre-Subdivision Ordinary Shares and the Company Preferred Shares;

“Process” means, with respect to any data or information, or any set of data or information, any operation or set of operations performed thereon, whether or not by automated means, including access, adaptation, alignment, alteration, collection, combination, compilation, consultation, creation, derivation, destruction, disclosure, disposal, dissemination, erasure, interception, maintenance, making available, organization, recording, restriction, retention, retrieval, storage, structuring, transmission, and use;

“Prohibited Person” means any Person that is (a) a national or organized under the laws of, or resident in, any U.S. embargoed or restricted country (which, as of the date of this Agreement, consists of Cuba, Iran, North Korea, Syria and the Crimea, Luhansk People’s Republic, and Donetsk People’s Republic regions of Ukraine), (b) included on any Sanctions-related list of blocked or designated parties (including the United States Commerce Department’s Denied Parties List, Entity List, and Unverified List; the U.S. Department of Treasury’s Specially Designated Nationals and Blocked Persons List, Specially Designated Narcotics Traffickers List, Specially Designated Terrorists List, Specially Designated Global Terrorists List, or the Annex to Executive Order No. 13224; the Department of State’s Debarred List; or any list of Persons subject to sanctions issued by the United Nations Security Council, HM Treasury of the United Kingdom, and the European Union or any of its member states); (c) owned or Controlled fifty percent or more, directly or indirectly, by a Person included on any Sanctions-related list of blocked or designated parties, as described in clause (b) above; (d) is a Person acting in his or her official capacity as a director, officer, employee, or agent of a Person included on any Sanctions-related list of blocked or designated parties, as described in clause (b) above; or (e) a Person with whom business transactions, including exports and imports, are otherwise restricted by Sanctions, including, in each clause above, any updates or revisions to the foregoing and any newly published rules;

“Proxy Statement” means the proxy statement forming part of the Proxy/Registration Statement filed with the SEC, with respect to the SPAC Shareholders’ Meeting and the Transactions, to be used for the purpose of soliciting proxies from SPAC Shareholders to approve the SPAC Transaction Proposals;

“Public Notice 7” means the Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises (Public Notice [2015] No. 7) issued by the State Taxation Administration of the People’s Republic of China, effective February 3, 2015 (including subsequent amending provisions, as well as any interpretations or procedural rules related thereto);

“Public Notice 7 Tax” means any Taxes (including any deduction or withholding) payable to or imposed by the applicable Governmental Authority of the People’s Republic of China with respect to Public Notice 7, together with any interest, penalties or additions to such Taxes;

“Reciprocal License” means a license of an item of Software that requires or that conditions any rights granted in such license upon: (i) the disclosure, distribution or licensing of any other Software (other than such item of Software as provided by a third party in its unmodified form); (ii) a requirement that any disclosure, distribution or licensing of any other Software (other than such item of Software in its unmodified form) be at no or minimal charge; (iii) a requirement that any other licensee of the Software be permitted to access the source code of, modify, make derivative works of, or reverse-engineer any other Software (other than such item of Software initially referred to above); or (iv) the grant of any patent rights (other than patent rights relating to such item of Software), including non-assertion or patent license obligations (other than relating to the use of such item of Software);

“Redeeming SPAC Shares” means SPAC Class A Ordinary Shares in respect of which the eligible (as determined in accordance with the SPAC Charter) holder thereof has validly exercised (and not validly revoked, withdrawn or lost) his, her or its SPAC Shareholder Redemption Right;

“Registered IP” means Owned IP issued by, registered, recorded or filed with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar;

“Registrable Securities” means (a) the Company Class A Ordinary Shares representing the Merger Consideration, (b) the Company Class A Ordinary Shares issuable upon exercise of the Company Warrants and the Incentive Warrants, (c) the Incentive Warrants, and (d) the Company Warrants;

“Registration Statement” means, collectively, a registration statement on Form F-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by the Company under the Securities Act with respect to the Registrable Securities;

“Related Party” means (a) any member, shareholder or equity interest holder who, together with its Affiliates, directly or indirectly holds no less than 10% of the total outstanding share capital of the Company or any of its Subsidiaries or SPAC, as applicable, (b) any director or officer of the Company or any of its Subsidiaries or SPAC, as applicable in each case of clauses (a) and (b), excluding the Company or any of its Subsidiaries or SPAC;

“Representatives” of a Person means, collectively, officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives of such Person or its Affiliates;

“Required Governmental Authorization” means all material franchises, approvals, permits, consents, qualifications, certifications, authorizations, licenses, orders, registrations, certificates, variances or other similar permits, rights and all pending applications therefor from or with the relevant Governmental Authority required to operate the business of the Company and any of its Subsidiaries, as currently conducted, in accordance with applicable Laws;

“Revised Cybersecurity Review Measures” means the Cybersecurity Review Measures, effective from February 15, 2022, promulgated by the CAC, together with certain other PRC Governmental Authority;

“Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (a) the United States (including the United States Commerce Department’s Denied Parties List, Entity List, and Unverified Lists, the U.S. Department of Treasury’s Specially Designated Nationals and Blocked Persons List, Specially Designated Narcotics Traffickers List, or Specially Designated Terrorists List, Specially Designated Global Terrorists List, or the Annex to Executive Order No. 13224, and the Department of State’s Debarred List), (b) the European Union and enforced by its member states, (c) the United Nations Security Council, (d) His Majesty’s Treasury of the United Kingdom and (e) any other similar economic sanctions administered by a Governmental Authority;

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act of 1933;

“Share Subdivision Factor” means 5.4732;

“Shareholders’ Agreement” means the Second Amended and Restated Shareholders’ Agreement in respect of the Company, dated as of June 10, 2021, as amended by First Amendment to Second Amended and Restated Shareholders Agreement, dated April 19, 2023 and as may be further amended and/or restated from time to time;

“Software” means all computer software (including algorithms, models, compliers and assemblers), data, and databases, together with object code, source code, firmware, and embedded or distributed versions thereof, and documentation related thereto;

“SPAC Accounts Date” means September 30, 2023;

“SPAC Acquisition Proposal” means: (a) any, direct or indirect, acquisition, merger, domestication, reorganization, business combination, “initial business combination” under SPAC’s IPO prospectus or similar transaction, in one transaction or a series of transactions, involving SPAC or involving all or a material portion of the assets, Equity Securities or businesses of SPAC (whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, purchase of assets, tender offer or otherwise); or (b) any equity or similar investment in SPAC or any of its Controlled Affiliates, in each case, other than the Transactions;

“SPAC Charter” means the Amended and Restated Memorandum and Articles of Association of the SPAC, adopted pursuant to a special resolution passed on June 23, 2022 and amended by special resolutions dated December 27, 2023;

“SPAC Class A Ordinary Shares” means Class A ordinary shares of SPAC, par value $0.0001 per share, as further described in the SPAC Charter prior to the First Merger Effective Time, and for the avoidance of doubt, there shall be no SPAC Class A Ordinary Shares after the First Merger Effective Time;

“SPAC Class B Ordinary Shares” means Class B ordinary shares of SPAC, par value $0.0001 per share, as further described in the SPAC Charter prior to the First Merger Effective Time, and for the avoidance of doubt, there shall be no SPAC Class B Ordinary Shares after the First Merger Effective Time;

“SPAC Material Adverse Effect” means any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect (i) on the business, assets and liabilities, results of operations or financial condition of SPAC or (ii) the ability of SPAC to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “SPAC Material Adverse Effect”: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking or refraining from taking of any action expressly required to be taken or refrained from being taken under this Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), epidemic or pandemic (including any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement), acts of nature or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, riots or insurrections, (f) any matter set forth on, or deemed to be incorporated in the SPAC Disclosure Letter, (g) any Events that are cured by SPAC prior to the Closing, (h) any action taken by, or at the written request of, the Company, (i) the announcement of this Agreement and the Transactions, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on SPAC’s relationships, contractual or otherwise, with any Governmental Authority, third parties or other Person, (j) any change in the trading price or volume of the SPAC Units, SPAC Ordinary Shares or SPAC Warrants (provided that the underlying causes of such changes referred to in this clause (j) may be considered in determining whether there is a SPAC Material Adverse Effect except to the extent such cause is within the scope of any other exception within this definition), or (k) any worsening of the Events referred to in clauses (b), (d), (e) or (f) to the extent existing as of the date of this Agreement; provided, however, that in the case of each of clauses (b), (d) and (e), any such Event to the extent it disproportionately affects SPAC relative to other special purpose acquisition companies shall not be excluded from the determination of whether there has been, or would reasonably be expected to be, a SPAC Material Adverse Effect, in which case the determination of whether there has been, or would reasonably be expected to be, a SPAC Material Adverse Effect shall be made only to the extent of the incremental disproportionate effect on SPAC relative to such other special purpose acquisition companies. Notwithstanding the foregoing, with respect to SPAC, the number of SPAC Shareholders who exercise their SPAC Shareholder Redemption Right or the failure to obtain SPAC Shareholders’ Approval shall not be deemed to be a SPAC Material Adverse Effect;

“SPAC Ordinary Shares” means, collectively, SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares prior to the First Merger Effective Time, and for the avoidance of doubt, there shall be no SPAC Ordinary Shares after the First Merger Effective Time;

“SPAC Preference Shares” means preference shares of SPAC, par value $0.0001 per share, as further described in the SPAC Charter prior to the First Merger Effective Time, and for the avoidance of doubt, there shall be no SPAC Preference Shares after the First Merger Effective Time;

“SPAC Securities” means, collectively, the SPAC Shares and the SPAC Warrants;

“SPAC Shareholder” means any holder of any SPAC Shares;

“SPAC Shareholder Redemption Amount” means the aggregate amount payable with respect to all Redeeming SPAC Shares;

“SPAC Shareholder Redemption Right” means the right of an eligible (as determined in accordance with the SPAC Charter) holder of SPAC Class A Ordinary Shares to redeem all or a portion of the SPAC Class A Ordinary Shares held by such holder as set forth in the SPAC Charter in connection with the SPAC Transaction Proposals or with the Extension Proposal;

“SPAC Shareholders’ Approval” means the vote of SPAC Shareholders required to approve the SPAC Transaction Proposals, as determined in accordance with applicable Laws and the SPAC Charter;

“SPAC Shares” means the SPAC Ordinary Shares and SPAC Preference Shares;

“SPAC Transaction Expenses” means any out-of-pocket fees and expenses paid or payable by SPAC or Sponsor (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the Transactions, including (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, as appointed by SPAC and Sponsor, (b) any Indebtedness of SPAC owed to Sponsor, its Affiliates or its or their respective shareholders or Affiliates documented in Working Capital Loans (excluding amounts accrued and outstanding under the Overfunding Loans as of the Closing, which shall be converted into Company Ordinary Shares), (c) any and all filing fees payable by the SPAC to the Governmental Authorities in connection with the Transactions (excluding, for the avoidance of doubt, filing fees under the HSR Act or for other antitrust or regulatory filings made in connection with the Transactions prior to the Closing and the SEC registration fee payable in connection with the filing of the Proxy/Registration Statement (collectively, the “Company Transaction Fees”)), and (d) the Extension Expenses;

“SPAC Transaction Proposals” means each proposal reasonably agreed to by SPAC and the Company as necessary or appropriate in connection with the consummation of the Transactions by SPAC, but in any event including, unless otherwise agreed upon in writing by SPAC and the Company: (i) the approval and authorization of this Agreement, the Plans of Merger and the Transactions as a Business Combination, (ii) the approval and authorization of the First Merger and the Plan of First Merger, (iii) the adoption and approval of a proposal for the adjournment of the SPAC Shareholders’ Meeting, if necessary, to permit further solicitation and vote of proxies because there are not sufficient votes to approve and adopt any of the foregoing, and (iv) the approval and authorization of each other proposal that the Nasdaq or the SEC (or staff members thereof) indicates (x) are necessary in its comments to the Proxy/Registration Statement or correspondence related thereto and (y) are required to be approved by the SPAC Shareholders in order for the Closing to be consummated;

“SPAC Treasury Shares” means any SPAC Shares that are owned by SPAC as treasury shares or any SPAC Shares owned by any direct or indirect Subsidiary of SPAC immediately prior to the First Merger Effective Time;

“SPAC Unit” means the units issued by SPAC in SPAC’s IPO or the exercise of the underwriters’ overallotment option each consisting of one SPAC Class A Ordinary Share and one-half of a SPAC Warrant;

“SPAC Warrant” means all outstanding and unexercised warrants issued by SPAC to acquire SPAC Class A Ordinary Shares;

“Subsidiary” means, with respect to a specified Person, any other Person Controlled, directly or indirectly, by such specified Person and, in case of a limited partnership, limited liability company or similar entity, such Person is a general partner or managing member and has the power to direct the policies, management and affairs of such Person, respectively, and in the case of the Company, shall include the Merger Subs, the Surviving Entity and the Surviving Company;

“Tax” or “Taxes” means all U.S. federal, state, or local or non-U.S. taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, escheat, abandoned and unclaimed property, sales, use, transfer, registration, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto;

“Tax Returns” means all U.S. federal, state, and local and non-U.S. returns, declarations, computations, notices, statements, claims, reports, schedules, forms, and information returns with respect to Taxes, including any attachment thereto or amendment thereof, required or permitted to be supplied to, or filed with, a Governmental Authority;

“Trade Secrets” means all trade secrets and other confidential or proprietary information, including know-how and other inventions, processes, models, methodologies and other information subject to reasonable efforts protecting the confidentiality thereof and deriving economic value (actual or potential) from not being generally known to other persons who can obtain economic value from its disclosure or use;

“Trademarks” means trade names, logos, trademarks, service marks, service names, trade dress, company names, collective membership marks, certification marks, slogans, domain names, social media handles, toll-free numbers, and other indicia of origin, whether or not registerable as a trademark in any given country, together with registrations and applications therefor, and the goodwill associated with any of the foregoing;

“Transaction Documents” means, collectively, this Agreement, the NDA, the Sponsor Support Agreement, the Shareholder Lock-Up Agreements, the Warrant Assignment Agreement, the Incentive Warrant Agreement, the Registration Rights Agreement, the Merger Filing Documents and any other agreements, documents or certificates entered into or delivered pursuant hereto or thereto (including, if any, any PIPE Subscription Agreement), and the expression “Transaction Document” means any one of them;

“Transactions” means, collectively, the Company Capital Restructuring, the Mergers and each of the other transactions contemplated by this Agreement or any of the other Transaction Documents;

“Transfer Taxes” means any transfer, documentary, sales, use, real property, stamp, registration and other similar Taxes, fees and costs (including any interest or penalty thereto) payable in connection with the Transactions;

“Treasury Regulations” means the regulations promulgated under the Code;

“Underwriting Agreement” means the underwriting agreement dated June 23, 2022 between SPAC and Deutsche Bank Securities Inc.;

“Union” means any labor union, works council or other similar employee representative body representing employees of the Group Companies;

“U.S.” means the United States of America;

“Warrant Agent” means Continental Stock Transfer & Trust Company, a New York corporation and the warrant agent for the Warrant Agreement and the Incentive Warrant Agreement;

“Warrant Agreement” means the Warrant Agreement, dated as of June 23, 2022, by and between SPAC and the Warrant Agent; and

“Working Capital Loan” means any loan made to SPAC by any of the Sponsor, an Affiliate of the Sponsor, or any of SPAC’s officers or directors, and evidenced by one or more promissory notes, for the purpose of financing costs incurred in connection with a Business Combination. For the avoidance of doubt, the Overfunding Loans shall not be deemed Working Capital Loans.

Section 1.2 Construction.

(a) Unless the context of this Agreement otherwise requires or unless otherwise specified, (i) words of any gender shall be construed as masculine, feminine, neuter or any other gender, as applicable; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “herewith,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the terms “Schedule” or “Exhibit” refer to the specified Schedule or Exhibit of this Agreement; (vi) the words “including,” “included,” or “includes” shall mean “including, without limitation;” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it; (vii) the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends and such phrase shall not simply mean “if;” (viii) the word “or” shall be disjunctive but not exclusive; (ix) the word “will” shall be construed to have the same meaning as the word “shall”; (x) unless the context otherwise clearly indicates, each defined term used in this Agreement shall have a comparable meaning when used in its plural or singular form; (xi) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (xii) references to “written” or “in writing” include in electronic form; and (xiii) a reference to any Person includes such Person’s predecessors, successors and permitted assigns;

(b) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(c) References to “$”, “dollar”, or “cents” are to the lawful currency of the United States of America.

(d) Whenever this Agreement refers to a number of days or months, such number shall refer to calendar days or months unless Business Days are expressly specified. Time periods within or following which any payment is to be made or act is to be done under this Agreement shall be calculated by excluding the calendar day on which the period commences and including the calendar day on which the period ends, and by extending the period to the next following Business Day if the last calendar day of the period is not a Business Day.

(e) All accounting terms used in this Agreement and not expressly defined in this Agreement shall have the meanings given to them under GAAP.

(f) Unless the context of this Agreement otherwise requires, references to (i) SPAC with respect to periods following the First Merger Effective Time shall be construed to mean the Surviving Entity and vice versa, and (ii) Merger Sub II with respect to periods following the Second Merger Effective Time shall be constructed to mean the Surviving Company and vice versa.

(g) The table of contents and the section and other headings and subheadings contained in this Agreement and the Exhibits hereto are solely for the purpose of reference, are not part of the agreement of the parties hereto, and shall not in any way affect the meaning or interpretation of this Agreement or any Exhibit hereto.

(h) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(i) Capitalized terms used in the Exhibits and the Disclosure Letter and not otherwise defined therein have the meanings given to them in this Agreement.

(j) With regard to each and every term and condition of this Agreement, the parties hereto understand and agree that the same has been mutually negotiated, prepared and drafted, and if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which party actually prepared, drafted or requested any term or condition of this Agreement.

ARTICLE II

TRANSACTIONS; CLOSING

Section 2.1 Pre-Closing Actions.

(a) Restructuring of Company’s Share Capital. On the Closing Date, immediately prior to the First Merger Effective Time, the following actions shall take place or be effected (in the order set forth in this Section 2.1(a)):

(i) Conversion of Company Preferred Shares. Each Company Preferred Share that is issued and outstanding immediately prior to the First Merger Effective Time shall be converted into Pre-Subdivision Ordinary Shares on a one-for-one basis in accordance with the Company Charter (the “Conversion”).

(ii) Organizational Documents of the Company. The Company Charter shall be amended and restated to read in their entirety in the form of the fifth amended and restated memorandum and articles of association of the Company in the form attached hereto as Exhibit G (the “Amended Company Charter”), and, as so amended and restated, shall be the memorandum and articles of association of the Company, until thereafter amended in accordance with the terms thereof and the Cayman Act (the “Charter Amendment”).

(iii) Share Subdivision of Pre-Subdivision Ordinary Shares. (x) Each Pre-Subdivision Ordinary Share (excluding any Pre-Subdivision Ordinary Shares held by the Founder Holdcos) that is issued and outstanding immediately prior to the First Merger Effective Time shall be subdivided into a number of Company Class A Ordinary Shares determined by multiplying each such Pre-Subdivision Ordinary Share by the Share Subdivision Factor, and re-designated as Company Class A Ordinary Shares, and (y) each Pre-Subdivision Share that is issued and outstanding immediately prior to the First Merger Effective Time and held by the Founder Holdcos shall be subdivided into a number of Company Class B Ordinary Shares and re-designated as Company Class B Ordinary Shares (the transactions contemplated by clauses (x) and (y), the “Share Subdivision”), provided that no fraction of a Company Ordinary Share will be issued by virtue of the Share Subdivision, and each Company Shareholder that would otherwise be so entitled to a fraction of a Company Ordinary Share (after aggregating all fractional Company Ordinary Shares that otherwise would be received by such Company Shareholder) shall instead be entitled to receive such number of Company Ordinary Shares to which such Company Shareholder would otherwise be entitled, rounded down to the nearest whole Company Ordinary Share.

(iv) Treatment of Company Options. Immediately following the Share Subdivision, each Company Option outstanding as of the effective time of the Share Subdivision (the “Share Subdivision Effective Time”) will, automatically and without any action on the part of any holder of such Company Option or beneficiary thereof, continue to be an option to purchase Company Ordinary Shares (each a “Continuing Option”) subject to substantially the same terms and conditions as were applicable to such Company Option immediately before the Share Subdivision Effective Time (including expiration date and exercise provisions), except that: (A) each Continuing Option shall be exercisable for that number of Company Ordinary Shares equal to the product (rounded down to the nearest whole Company Ordinary Share) of (1) the number of Pre-Subdivision Ordinary Shares subject to such Company Option immediately before the Share Subdivision Effective Time multiplied by (2) the Share Subdivision Factor; and (B) the per share exercise price for each Company Ordinary Share issuable upon exercise of the Continuing Option shall be equal to the quotient obtained by dividing (1) the exercise price per Pre-Subdivision Ordinary Share of such Company Option immediately before the Share Subdivision Effective Time by (2) the Share Subdivision Factor (rounded up to the nearest whole cent); provided, however, that the exercise price and the number of Company Ordinary Shares purchasable under each Continuing Option shall, to the extent applicable, be determined in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder; and provided, further, that in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of Company Ordinary Shares purchasable under such Continuing Option shall be determined in accordance with the foregoing in a manner that satisfies the requirements of Section 424(a) of the Code. On or prior to the Closing Date, the Company shall have taken (or caused to be taken) all such actions as are reasonably necessary or appropriate to effect the transactions contemplated under Section 2.1(a) of this Agreement and shall make all such changes or adjustments as necessary or appropriate to the ESOP and any Contracts evidencing Company Options in accordance with applicable Laws, the terms of the ESOP and any Contracts evidencing Company Options.

(v) Treatment of Company RSU. Each Company RSU, whether vested or unvested, shall, automatically and without any action on the part of any holder of such Company RSU or beneficiary thereof, cease to represent the right to acquire Pre-Subdivision Shares and shall be canceled in exchange for a right to acquire a number of Company Ordinary Shares (each, a “Rollover RSU”) equal to the product (rounded down to the nearest whole number) of (x) the number of Pre-Subdivision Shares subject to such Company RSU immediately prior to the Share Subdivision and (y) the Share Subdivision Factor. Each Rollover RSU shall be subject to the same terms and conditions (including applicable vesting, vesting acceleration, expiration and forfeiture provisions) that applied to the corresponding Company RSU immediately prior to the Share Subdivision. Notwithstanding the foregoing, such conversion, including the number of Company Ordinary Shares subject to any such Rollover RSU and the terms and conditions of any Rollover RSU, will, to the extent applicable, be determined in a manner consistent with the requirements of Section 409A of the Code and Section 457A of the Code.

(vi) Treatment of Company Restricted Shares. If any Pre-Subdivision Shares issued and outstanding immediately prior to the First Merger Effective Time are Company Restricted Shares, then the Company Ordinary Shares that such Pre-Subdivision Shares are subdivided into will have the same terms and conditions as were applicable to such Company Restricted Shares immediately prior to the First Merger Effective Time (including with respect to vesting and termination-related provisions). If any such Company Restricted Shares are subject to a Company option to repurchase such Company Restricted Shares or other Company right with respect thereto, then the Company shall pass a resolution to provide that, from and after the First Merger Effective Time, the Company is entitled to exercise any such repurchase option or other right on the same terms as applicable to such Company Restricted Shares as of immediately prior to the First Merger Effective Time.

(b) Issuance of SPAC Class A Ordinary Shares pursuant to Non-Redemption Agreements. On the Closing Date, immediately prior to the First Merger Effective Time:

(i) each SPAC Class B Ordinary Share which the Sponsor has agreed will be surrendered and cancelled pursuant to the terms of the Non-Redemption Agreements or pursuant to Section 4.14 of the Sponsor Support Agreement that is issued and outstanding immediately prior to the First Merger Effective Time and held by the Sponsor shall be cancelled and cease to exist; and

(ii) SPAC shall issue such number of SPAC Class A Ordinary Shares to the SPAC Shareholders who are parties to the Non-Redemption Agreements in accordance with the terms of the Non-Redemption Agreements.

(c) SPAC Class B Conversion. Subject to the cancellation of certain SPAC Class B Ordinary Shares in accordance with Section 2.1(b)(i) and immediately prior to the First Merger Effective Time, each of SPAC Class B Ordinary Shares (for the avoidance of doubt, excluding any SPAC Class B Ordinary Share cancelled pursuant to Section 2.1(b)(i)) that is issued and outstanding immediately prior to the First Merger Effective Time and held by the SPAC Insiders shall automatically be converted into one SPAC Class A Ordinary Share in accordance with the terms of the SPAC Charter (such automatic conversion, the “SPAC Class B Conversion”) and each such SPAC Class B Ordinary Share shall no longer be issued and outstanding and shall be cancelled and cease to exist.

Section 2.2 The Mergers.

(a) The First Merger. At the First Merger Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the Plan of First Merger and the Cayman Act, Merger Sub I and SPAC shall consummate the First Merger, pursuant to which Merger Sub I shall merge with and into SPAC, following which the separate corporate existence of Merger Sub I shall cease and SPAC shall continue as the surviving entity after the First Merger and as a direct, wholly owned Subsidiary of the Company.

(b) The Second Merger. At the Second Merger Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the Plan of Second Merger and the Cayman Act, Merger Sub II and the Surviving Entity shall consummate the Second Merger, pursuant to which the Surviving Entity shall merge with and into Merger Sub II, following which the separate corporate existence of the Surviving Entity shall cease and Merger Sub II shall continue as the surviving entity after the Second Merger and as a direct, wholly owned Subsidiary of the Company.

(c) Effective Times. On the terms and subject to the conditions set forth herein, on the Closing Date, following the consummation of the Company Capital Restructuring:

(i) SPAC and Merger Sub I shall execute a plan of merger substantially in the form attached as Exhibit E-1 hereto (the “Plan of First Merger”) and such other documents as may be required in accordance with the applicable provisions of the Cayman Act or by any other applicable Laws to make the First Merger effective (collectively, the “First Merger Filing Documents”), and shall file the Plan of First Merger and other documents as required to effect the First Merger pursuant to the Cayman Act with the Registrar of Companies of the Cayman Islands as provided in the applicable provisions of the Cayman Act. The First Merger shall become effective at the time when the Plan of First Merger is registered by the Registrar of Companies of the Cayman Islands or such later time (being not later than the 90th day after registration of the Plan of First Merger by the Registrar of Companies of the Cayman Islands) as Merger Sub I and SPAC may agree and specify in the Plan of First Merger pursuant to the Cayman Act (the “First Merger Effective Time”) but in all events the First Merger Effective Time shall precede the Second Merger Effective Time.

(ii) Immediately following the consummation of the First Merger at the First Merger Effective Time, the Surviving Entity and Merger Sub II shall execute a plan of merger substantially in the form attached as Exhibit E-2 hereto (the “Plan of Second Merger”, and together with the Plan of First Merger, the “Plans of Merger”) and such other documents as may be required in accordance with the applicable provisions of the Cayman Act or by any other applicable Laws to make the Second Merger effective (collectively, the “Second Merger Filing Documents”, and together with the First Merger Filing Documents, the “Merger Filing Documents”), and shall file the Plan of Second Merger and other documents as required to effect the Second Merger pursuant to the Cayman Act with the Registrar of Companies of the Cayman Islands as provided in the applicable provisions of the Cayman Act. The Second Merger shall become effective at the time when the Plan of Second Merger is registered by the Registrar of Companies of the Cayman Islands or such later time (being not later than the 90th day after registration of the Plan of Second Merger by the Registrar of Companies of the Cayman Islands) as Merger Sub II and the Surviving Entity may agree and specify in the Plan of Second Merger pursuant to the Cayman Act (the “Second Merger Effective Time”).

(d) Effect of the Mergers. The effect of the Mergers shall be as provided in this Agreement, the Plan of First Merger, the Plan of Second Merger and the applicable provisions of the Cayman Act. Without limiting the generality of the foregoing, and subject thereto, (i) at the First Merger Effective Time, all of the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub I and SPAC shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Entity, which shall include the assumption by the Surviving Entity of any and all agreements, covenants, duties and obligations of Merger Sub I and SPAC set forth in this Agreement (and the other Transaction Documents to which Merger Sub I or SPAC is a party) to be performed after the First Merger Effective Time, and the Surviving Entity shall thereafter exist as a wholly owned Subsidiary of the Company and the separate corporate existence of Merger Sub I shall cease to exist, and (ii) at the Second Merger Effective Time, all of the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Entity and Merger Sub II shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Company, which shall include the assumption by the Surviving Company of any and all agreements, covenants, duties and obligations of the Surviving Entity and Merger Sub II set forth in this Agreement (and the other Transaction Documents to which the Surviving Entity or Merger Sub II is a party) to be performed after the Second Merger Effective Time, and the Surviving Company shall thereafter exist as a wholly owned Subsidiary of the Company and the separate corporate existence of the Surviving Entity shall cease to exist.

(e) Organizational Documents of the Surviving Entity and the Surviving Company. At the First Merger Effective Time, the memorandum and articles of association of Merger Sub I, as in effect immediately prior to the First Merger Effective Time and in the form attached hereto as Exhibit F-1 (the “Amended Articles of the Surviving Entity”), shall be the memorandum and articles of association of the Surviving Entity. At the Second Merger Effective Time, the memorandum and articles of association of Merger Sub II, as in effect immediately prior to the Second Merger Effective Time and in the form attached hereto as Exhibit F-2 (the “Amended Articles of the Surviving Company”), shall be the memorandum and articles of association of the Surviving Company, until thereafter amended in accordance with the terms thereof and the Cayman Act.

(f) Directors and Officers of the Surviving Entity and the Surviving Company. At the First Merger Effective Time, the directors and officers of SPAC immediately prior to the First Merger Effective Time shall resign and the directors and officers of Merger Sub I immediately prior to the First Merger Effective Time shall be the directors and officers of the Surviving Entity, each to hold office in accordance with the Organizational Documents of the Surviving Entity. At the Second Merger Effective Time, the directors and officers of Merger Sub II immediately prior to the Second Merger Effective Time shall be the directors and officers of the Surviving Company, each to hold office in accordance with the Organizational Documents of the Surviving Company.

(g) Effect of the Mergers on Issued Securities of SPAC and the Merger Subs. On the terms and subject to the conditions set forth herein, by virtue of the Mergers and without any further action on the part of any party or any other Person, the following shall occur:

(i) SPAC Units. At the First Merger Effective Time, each SPAC Unit issued and outstanding immediately prior to the First Merger Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one SPAC Class A Ordinary Share and one-half of a SPAC Warrant in accordance with the terms of the applicable SPAC Unit (the “Unit Separation”), provided that no fractional SPAC Warrants will be issued in connection with the Unit Separation such that if a holder of SPAC Units would be entitled to receive a fractional SPAC Warrant upon the Unit Separation, the number of SPAC Warrants to be issued to such holder upon the Unit Separation shall be rounded down to the nearest whole number of SPAC Warrants. The underlying SPAC Securities held or deemed to be held following the Unit Separation shall be converted in accordance with the applicable terms of this Section 2.2(g).

(ii) SPAC Ordinary Shares. Immediately following the Unit Separation in accordance with Section 2.2(g)(i) and the Company Capital Restructuring, each SPAC Class A Ordinary Share (which, for the avoidance of doubt, includes (x) the SPAC Class A Ordinary Shares held by the public shareholders of SPAC as a result of the Unit Separation, (y) the SPAC Class A Ordinary Shares issued to SPAC Shareholders pursuant to Section 2.1(b)(ii), and (z) the SPAC Class A Ordinary Shares issued in connection with the SPAC Class B Conversion) issued and outstanding immediately prior to the First Merger Effective Time (other than any SPAC Treasury Shares, Redeeming SPAC Shares and Dissenting SPAC Shares) shall automatically be cancelled and cease to exist in exchange for the right to receive, upon delivery of the applicable Letter of Transmittal (if any) in accordance with Section 2.4, one newly issued Company Class A Ordinary Share. As of the First Merger Effective Time, each SPAC Shareholder shall cease to have any other rights in and to such SPAC Shares, except as expressly provided herein.

(iii) Exchange of SPAC Warrants. Each SPAC Warrant (which, for the avoidance of doubt, includes (x) the SPAC Warrants held by public SPAC warrant holders as a result of the Unit Separation, and (y) the SPAC Warrants held by the Sponsor) outstanding immediately prior to the First Merger Effective Time shall cease to be a warrant with respect to SPAC Ordinary Shares and be assumed by the Company and converted into a warrant to purchase one Company Class A Ordinary Share (each, a “Company Warrant”). Each Company Warrant shall continue to have and be subject to substantially the same terms and conditions as were applicable to such SPAC Warrant immediately prior to the First Merger Effective Time (including any repurchase rights and cashless exercise provisions) in accordance with the provisions of the Warrant Assignment Agreement.

(iv) SPAC Treasury Shares. Notwithstanding Section 2.2(g)(ii) above or any other provision of this Agreement to the contrary, if there are any SPAC Treasury Shares, such SPAC Treasury Shares shall automatically be cancelled and shall cease to exist without any conversion thereof or payment or other consideration therefor.

(v) Redeeming SPAC Shares. Each Redeeming SPAC Share issued and outstanding immediately prior to the First Merger Effective Time shall automatically be cancelled and cease to exist and shall thereafter represent only the right of the holder thereof to be paid a pro rata share of the SPAC Shareholder Redemption Amount in accordance with the SPAC Charter.

(vi) Dissenting SPAC Shares. Each Dissenting SPAC Share issued and outstanding immediately prior to the First Merger Effective Time held by a Dissenting SPAC Shareholder shall automatically be cancelled and cease to exist in accordance with Section 2.6(a) and shall thereafter represent only the right of such Dissenting SPAC Shareholder to be paid the fair value of such Dissenting SPAC Share and such other rights pursuant to Section 238 of the Cayman Act.

(vii) Merger Sub Shares. At the First Merger Effective Time, the Merger Sub I Share issued and outstanding immediately prior to the First Merger Effective Time shall automatically convert into one ordinary share, par value $0.0001 per share, of the Surviving Entity. The ordinary share of the Surviving Entity shall have the same rights, powers and privileges as the shares so converted and shall constitute the only issued and outstanding share capital of the Surviving Entity. At the Second Merger Effective Time, each share of the Surviving Entity that is issued and outstanding immediately prior to the Second Merger Effective Time will be automatically cancelled and extinguished without any conversion thereof or payment therefor. The Merger Sub II Share that is issued and outstanding immediately prior to the Second Merger Effective Time shall remain outstanding and shall not be affected by the Second Merger.

(h) Issuance of Incentive Warrants. On the Closing Date, upon the terms and subject to the conditions of this Agreement and the Incentive Warrant Agreement, the Company shall issue to each SPAC Shareholder (other than the SPAC Insiders or any holder of SPAC Treasury Shares) one Incentive Warrant for each Non-Redeeming SPAC Share held by such SPAC Shareholder.

Section 2.3 Closing.

(a) On the terms and subject to the conditions of this Agreement, the consummation of the Mergers (the “Closing”, and the day on which the Closing occurs, the “Closing Date”) shall take place remotely by conference call and exchange of documents and signatures in accordance with Section 11.9 on the date that is three (3) Business Days after the first date on which all the conditions set forth in Article IX that are required hereunder to be satisfied on or prior to the Closing shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless extended in accordance with Section 2.6(c) or such other time or in such other manner as shall be agreed upon by SPAC and the Company in writing; provided that if the First Merger and the Second Merger are not consummated on the same day, references to the Closing and the Closing Date shall be construed to mean the consummation of the First Merger and the date of the First Merger Effective Time, respectively, and each party hereto shall use commercially reasonable efforts to take all actions as may be necessary or appropriate such that the Second Merger is consummated as promptly as reasonably practicable after the Closing.

(b) Prior to or on the Closing Date,

(i) the Company shall deliver or cause to be delivered to SPAC, a certificate signed by an authorized director or officer of the Company, dated as of the Closing Date, certifying that the conditions specified in Section 9.2 have been fulfilled;

(ii) SPAC shall deliver or cause to be delivered to the Company, a certificate signed by an authorized director or officer of SPAC, dated as of the Closing Date, certifying that the conditions specified in Section 9.3 have been fulfilled;

(iii) SPAC shall deliver or cause to be delivered to the Company, evidence of the resignation or removal of all the directors of SPAC as a director on the board or directors of the Surviving Entity in accordance with Section 2.2(f), effective as of the First Merger Effective Time;

(iv) (x) the Company and SPAC (or the Surviving Entity following the First Merger and the Surviving Company following the Second Merger) shall (A) cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (B) pay, or cause the Trustee to pay at the direction and on behalf of SPAC (or the Surviving Entity following the First Merger and the Surviving Company following the Second Merger), by wire transfer of immediately available funds from the Trust Account (1) as and when due all amounts payable on account of the SPAC Shareholder Redemption Amount to former SPAC Shareholders pursuant to their exercise of the SPAC Shareholder Redemption Right, and (2) immediately thereafter, all remaining amounts then available in the Trust Account (if any) (the “Remaining Trust Fund Proceeds”) to a segregated bank account (the “Segregated Account”) designated by the Company for its immediate use in accordance with Schedule 8.4(a)(ii), subject to this Agreement (including, for the avoidance of doubt, Section 8.4) and the Trust Agreement; and (y) thereafter, the Trust Account shall terminate, except as otherwise expressly provided in the Trust Agreement; and

(v) at the Closing, and immediately following the wire transfer of the Remaining Trust Fund Proceeds to the Segregated Account pursuant to Section 2.3(b)(iv), the Company shall pay or cause to be paid by wire transfer of immediately available funds, subject to Section 11.6, (x) all unpaid SPAC Transaction Expenses accrued after December 18, 2023, as set forth on a written statement to be delivered to the Company by or on behalf of SPAC, not less than two (2) Business Days prior to the Closing Date, which shall include the amount and wire transfer instruction for the payment thereof, and (y) all accrued and unpaid Company Transaction Expense, as set forth on a written statement to be delivered to SPAC by or on behalf of the Company, not less than two (2) Business Days prior to the Closing Date, which shall include the amount and wire transfer instruction for the payment thereof; provided that each of the Company and SPAC will consider in good faith the other party’s comments to the SPAC Transaction Expenses and the Company Transaction Expenses set forth on such statements delivered pursuant to the foregoing clauses (x) or (y), as applicable, and if any adjustments are made to the SPAC Transaction Expenses or the Company Transaction Expenses as set forth on such statements prior to the Closing, such adjusted SPAC Transaction Expenses or Company Transaction Expenses shall thereafter become the SPAC Transaction Expenses or the Company Transaction Expenses, as applicable, for all purposes of this Agreement.

(c) If a bank account of the Company or any of its Subsidiaries is designated by the Surviving Company under Section 2.3(b)(v), the payment of the Remaining Trust Fund Proceeds to such bank account may be treated as (i) an advance from the Surviving Company to the Company or such Subsidiary of the Company, or (ii) a dividend from the Surviving Company to the Company, in each case, as determined by the Surviving Company in its sole discretion, subject to applicable Laws.

Section 2.4 Cancellation of SPAC Equity Securities and Disbursement of Merger Consideration.

(a) Prior to the First Merger Effective Time, the Company shall appoint an exchange agent reasonably acceptable to the Company and SPAC, as exchange agent (for the avoidance of doubt, Continental Stock Transfer & Trust Company shall be deemed to be reasonably acceptable to SPAC) (in such capacity, the “Exchange Agent”), for the purpose of (i) exchanging SPAC Ordinary Shares for the Merger Consideration in accordance with the Plan of First Merger and this Agreement and (ii) paying the Merger Consideration to the SPAC Shareholders. At or before the First Merger Effective Time, the Company shall deposit, or cause to be deposited, with the Exchange Agent the Merger Consideration.

(b) If the Exchange Agent requires that, as a condition to receive the Merger Consideration, any SPAC Shareholder delivers a letter of transmittal to the Exchange Agent, then at or as promptly as practicable following the First Merger Effective Time, the Company shall send, or shall cause the Exchange Agent to send, to each SPAC Shareholder a letter of transmittal (which shall specify that the delivery shall be effected, and the risk of loss and title shall pass, only upon proper transfer of each share to the Exchange Agent, and which letter of transmittal will be in customary form and have such other provisions as SPAC and the Company may reasonably specify) for use in such exchange (each, a “Letter of Transmittal”). Notwithstanding anything to the contrary contained herein, (i) any obligation on the Company under this Agreement to issue Company Class A Ordinary Shares to SPAC Shareholders entitled to receive Company Class A Ordinary Shares shall be satisfied by the Company issuing such Company Class A Ordinary Shares, and shall be deemed to have been satisfied upon issuance of such Company Class A Ordinary Shares (x) to the DTC or to such other clearing service (or its nominee) as may be necessary or expedient, and each SPAC Shareholder shall hold such Company Class A Ordinary Shares in book-entry form or through a holding of the DTC or its nominee or the relevant clearing service, will be the holder of record of such Company Class A Ordinary Shares, or (y) directly to each SPAC Shareholder by entering such SPAC Shareholder on the register of members maintained by the Company (or its share registrar) for the Company Class A Ordinary Shares; and (ii) any obligation on the Company under this Agreement to issue Incentive Warrants to SPAC Shareholders entitled to receive such Incentive Warrants shall be satisfied by the Company issuing such Incentive Warrants, and shall be deemed to have been satisfied upon issuance of such Incentive Warrants in registered form to each SPAC Shareholder by entering such SPAC Shareholder on the warrant register maintained by the Warrant Agent.

(c) Each SPAC Shareholder shall be entitled to receive its portion of the Merger Consideration, pursuant to Section 2.2(g)(ii) and Section 2.2(h) (excluding any SPAC Treasury Shares, Redeeming SPAC Shares and any Dissenting SPAC Shares) upon the receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), together with a duly completed and validly executed Letter of Transmittal (if required by the Exchange Agent in accordance with Section 2.4(b)) and such other documents as may reasonably be requested by the Exchange Agent. No interest shall be paid or accrued upon the transfer of any share.

(d) Promptly following the date that is one (1) year after the First Merger Effective Time, the Company shall instruct the Exchange Agent to deliver to the Company all documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, any portion of the Merger Consideration that remains unclaimed shall be returned to the Company and (i) the unclaimed Company Class A Ordinary Shares comprising the Merger Consideration shall be held by the Company as treasury shares, and (ii) the unclaimed Incentive Warrants shall be cancelled and cease to exist, and any Person that was a holder of SPAC Shares (other than any SPAC Treasury Shares, Redeeming SPAC Shares and Dissenting SPAC Shares) as of immediately prior to the First Merger Effective Time that has not claimed their applicable portion of the Merger Consideration in accordance with this Section 2.4 prior to the date that is one (1) year after the First Merger Effective Time, may (subject to applicable abandoned property, escheat and similar Laws) claim from the Company, and the Company shall promptly transfer and deliver, such applicable portion of the Merger Consideration without any interest thereupon. None of SPAC, the Company, the Merger Subs, the Surviving Entity, and the Surviving Company or the Exchange Agent shall be liable to any Person in respect of any of the Merger Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any such Merger Consideration shall not have been claimed immediately prior to such date on which any amounts payable pursuant to this Article II would otherwise escheat to or become the property of any Governmental Authority, any such amount shall be cancelled by the Company.

(e) Notwithstanding anything to the contrary contained herein, no fraction of a Company Class A Ordinary Share will be issued by virtue of the First Merger or the other Transactions, and each Person who would otherwise be entitled to a fraction of a Company Class A Ordinary Share (after aggregating all fractional shares of Company Class A Ordinary Shares that otherwise would be received by such holder) shall instead have the number of Company Class A Ordinary Shares issued to such Person rounded down in the aggregate to the nearest whole Company Class A Ordinary Share.

Section 2.5 Further Assurances. If, at any time after the First Merger Effective Time, any further action is necessary, proper or advisable to carry out the purposes of this Agreement, the Surviving Entity, the Surviving Company, Merger Sub II and the Company (or their respective designees) shall take all such actions as are necessary, proper or advisable under applicable Laws, so long as such action is consistent with and for the purposes of implementing the provisions of this Agreement.

Section 2.6 Dissenter’s Rights.

(a) Subject to Section 2.2(c)(ii) but notwithstanding any other provision of this Agreement to the contrary and to the extent available under the Cayman Act, SPAC Shares that are issued and outstanding immediately prior to the First Merger Effective Time and that are held by SPAC Shareholders who shall have validly exercised their dissenters’ rights for such SPAC Shares in accordance with Section 238 of the Cayman Act and otherwise complied with all of the provisions of the Cayman Act relevant to the exercise and enforcement of dissenters’ rights (the “Dissenting SPAC Shares”, and the holders of such Dissenting SPAC Shares being the “Dissenting SPAC Shareholders”) shall be cancelled and cease to exist at the First Merger Effective Time and the Dissenting SPAC Shareholders shall not be entitled to receive the applicable Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting SPAC Shares held by them as determined in accordance with the provisions of Section 238 of the Cayman Act. For the avoidance of doubt, the SPAC Shares owned by any SPAC Shareholder who fails to exercise or who effectively withdraws or otherwise loses his, her or its dissenters’ rights pursuant to Section 238 of the Cayman Act shall not be Dissenting SPAC Shares and shall thereupon be cancelled and cease to exist at the First Merger Effective Time, in exchange for the right to receive the applicable Merger Consideration, without any interest thereon in accordance with Section 2.2(g)(ii).

(b) Prior to the Closing, SPAC shall give the Company (i) prompt written notice of any demands for dissenters’ rights received by SPAC from SPAC Shareholders and any withdrawals of such demands and (ii) the opportunity to direct all negotiations and proceedings with respect to any such notice or demand for dissenters’ rights under the Cayman Act. SPAC shall not, except with the prior written consent of the Company, make any offers or payment or otherwise agree or commit to any payment or other consideration with respect to any exercise by a SPAC Shareholder of its rights to dissent from the First Merger or any demands for appraisal or offer or agree or commit to settle or settle any such demands or approve any withdrawal of any such dissenter rights or demands.

(c) If any SPAC Shareholder gives to SPAC, before the SPAC Shareholders’ Approval is obtained at the SPAC Shareholders’ Meeting, written objection to the First Merger (each a “Written Objection”) in accordance with Section 238(2) of the Cayman Act:

(i) SPAC shall, in accordance with Section 238(4) of the Cayman Act, promptly give written notice of the authorization of the First Merger (the “Authorization Notice”) to each such SPAC Shareholder who has made a Written Objection, and

(ii) unless SPAC and the Company elect by agreement in writing to waive this Section 2.6(c)(ii), no party shall be obligated to commence the Closing, and the Plan of First Merger shall not be filed with the Registrar of Companies of the Cayman Islands, until at least twenty (20) days shall have elapsed since the date on which the Authorization Notice is given (being the period allowed for written notice of an election to dissent under Section 238(5) of the Cayman Act, as referred to in Section 239(1) of the Cayman Act), but in any event subject to the satisfaction or waiver of all of the conditions set forth in Article IX.

Section 2.7 Withholding. Each of the parties hereto and any other applicable withholding agent (and their respective Affiliates and Representatives) shall be entitled to deduct and withhold from any amount otherwise payable pursuant to this Agreement such amount as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or non-U.S. Tax Law. Other than in respect of amounts subject to compensatory withholding, the parties hereto (or their respective Affiliates or Representatives) shall use commercially reasonable efforts to notify the Person in respect of whom such deduction or withholding is expected to be made at least five (5) Business Days prior to making any such deduction or withholding, which notice shall be in writing and include the amount of and basis for such deduction or withholding. The parties hereto (or their respective Affiliates or Representatives), as applicable, shall use commercially reasonable efforts to cooperate with such Person to reduce or eliminate any such deduction or withholding to the extent permitted by applicable Laws. To the extent that amounts are so deducted or withheld by the parties hereto (or their Affiliates or Representatives), as the case may be, and paid over to the appropriate Governmental Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the disclosure letter delivered to SPAC by the Company on the date of this Agreement (the “Company Disclosure Letter”), or (b) as otherwise explicitly contemplated by this Agreement, the Company represents and warrants to SPAC as of the date of this Agreement as follows:

Section 3.1 Organization, Good Standing and Qualification. The Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. The Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole. Prior to the execution of this Agreement, true and accurate copies of the Company Charter, the Shareholders’ Agreement and any other Organizational Documents of the Company, each as in effect as of the date of this Agreement, have been Made Available by or on behalf of the Company to SPAC, such Organizational Documents are in full force and effect, and the Company is not in default of any term or provision of such Organizational Documents in any material respect. The Company is not insolvent, bankrupt or unable to pay its debts as and when they fall due.

Section 3.2 Subsidiaries. A complete list, as of the date of this Agreement, of each Subsidiary of the Company and its jurisdiction of incorporation, formation or organization, outstanding Equity Securities, and holders of Equity Securities, as applicable, is set forth on Section 3.2 of the Company Disclosure Letter. Except as set forth on Section 3.2 of the Company Disclosure Letter, the Company does not directly or indirectly own any equity or similar interests in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, company, partnership, joint venture or business association or other entity. Each Subsidiary of the Company has been duly organized and is validly existing and in good standing under the Laws of its jurisdiction of incorporation and has requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. Each Subsidiary of the Company is not insolvent, bankrupt or unable to pay its debts as and when they fall due. Each Subsidiary of the Company is duly licensed or qualified and in good standing (to the extent such concept is applicable in the Group Company’s jurisdiction of formation) as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing (to the extent such concept is applicable in the Group Company’s jurisdiction of formation), as applicable, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole.

Section 3.3 Capitalization of the Company.

(a) As of the date of this Agreement, the authorized share capital of the Company is $50,000 divided into 500,000,000 shares of $0.0001 par value each, comprised of (x) 381,196,454 Pre-Subdivision Class A Ordinary Shares, of which 42,726,634 are issued and outstanding as of the date of this Agreement, (y) 33,561,948 Pre-Subdivision Class B Ordinary Shares, none of which is issued and outstanding as of the date of this Agreement, and (z) 85,241,598 Company Preferred Shares, of which (i) 15,181,000 shares are designated Company Convertible Redeemable Series A-1 Preferred Shares, of which 15,181,000 are issued and outstanding as of the date of this Agreement, (ii) 14,244,000 Company Convertible Redeemable Series A-2 Preferred Shares, of which 14,244,000 are issued and outstanding as of the date of this Agreement, (iii) 2,828,899 Company Convertible Redeemable Series A-3 Preferred Shares, of which 2,828,899 are issued and outstanding as of the date of this Agreement, (iv) 13,111,999 shares are designated Company Series B-1 Preferred Shares, of which 13,111,999 are issued and outstanding as of the date of this Agreement, (v) 9,090,900 shares are designated Company Series B-2 Preferred Shares, of which 9,090,900 are issued and outstanding as of the date of this Agreement, (vi) 2,100,000 shares are designated Company Series B-3 Preferred Shares, of which 2,100,000 are issued and outstanding as of the date of this Agreement, (vii) 13,684,800 shares are designated Company Series C Preferred Shares, of which 13,684,800 are issued and outstanding as of the date of this Agreement, (viii) 15,000,000 shares are designated Company Series D Preferred Shares, of which 12,963,577 are issued and outstanding as of the date of this Agreement.

(b) As of the date of this Agreement, there are (i) 10,272,339 Pre-Subdivision Class A Ordinary Shares issuable upon the exercise of Company Options issued and outstanding as of the date of this Agreement, (ii) 1,690,237 Company Restricted Shares, and (iii) 2,215,005 Company RSUs, in each case of clauses (ii) and (iii), issued and outstanding as of the date of this Agreement. All Company Options, Company Restricted Shares and Company RSUs outstanding as of the date of this Agreement are evidenced by award agreements pursuant to the ESOP in substantially the forms previously Made Available to SPAC.

(c) Set forth in Section 3.3(c) of the Company Disclosure Letter is a true and correct list of each holder of Pre-Subdivision Shares and the number of Pre-Subdivision Shares held by each such holder as of the date hereof. Except as set forth in Section 3.3(c) of the Company Disclosure Letter, there are no other shares of the Company issued or outstanding as of the date of this Agreement. All of the issued and outstanding Pre-Subdivision Shares (i) have been duly authorized and validly issued and allotted and are fully paid and non-assessable; (ii) have been offered, sold and issued by the Company in compliance with applicable Laws, including the Cayman Act, U.S. federal and state securities Laws, and all requirements set forth in (x) the Company Charter and the Shareholders’ Agreement and (y) any other applicable Contracts governing the issuance or allotment of such securities to which the Company is a party or otherwise bound; and (iii) are not subject to, nor have they been issued in violation of, any Encumbrance, purchase option, call option, pre-emptive right, subscription right or any similar right under any provision of any applicable Law, the Company Charter, and the Shareholders’ Agreement or any other Contract, in any such case to which the Company is a party or otherwise bound.

(d) Except as otherwise set forth in this Section 3.3 or as contemplated by this Agreement or the other Transaction Documents, there are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) of the Company exercisable or exchangeable for Pre-Subdivision Shares, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the surrender or forfeiture of outstanding shares, the sale of treasury shares or the issuance or sale by the Company of other Equity Securities of the Company, or for the repurchase or redemption by the Company of shares or other Equity Securities of the Company or the value of which is determined by reference to shares or other Equity Securities of the Company, and there are no voting trusts, proxies or agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any Pre-Subdivision Shares or other Equity Securities of the Company.

Section 3.4 Capitalization of Subsidiaries.

(a) The outstanding share capital or other Equity Securities of each of the Company’s Subsidiaries (i) have been duly authorized and validly issued and allotted, and are, to the extent applicable and where required by applicable Laws, fully paid and non-assessable; (ii) have been offered, sold, issued and allotted in compliance with applicable Laws, including federal and state securities Laws, and all requirements set forth in (x) the Organizational Documents of each such Subsidiary, and (y) any other applicable Contracts governing the issuance or allotment of such securities to which such Subsidiary is a party or otherwise bound; and (iii) except as set forth on Section 3.4(a) of the Company Disclosure Letter, are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, pre-emptive right, subscription right or any similar right under any provision of any applicable Law, the Organizational Documents of each such Subsidiary or any other Contract, in any such case to which each such Subsidiary is a party or otherwise bound.

(b) Except as set forth on Section 3.2 of the Company Disclosure Letter or as contemplated by this Agreement or the other Transaction Documents, the Company owns, directly or indirectly through its Subsidiaries, of record and beneficially all the issued and outstanding Equity Securities of such Subsidiaries free and clear of any Encumbrances other than Permitted Encumbrances.

(c) Except as set forth on Section 3.4(c) of the Company Disclosure Letter or as contemplated by this Agreement or the other Transaction Documents, there are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) of any such Subsidiary exercisable or exchangeable for any Equity Securities of such Subsidiary, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance by any such Subsidiary of additional shares, the sale of treasury shares or the issuance or sale by such Subsidiary of other Equity Securities of such Subsidiary, or for the repurchase or redemption by such Subsidiary of shares or other Equity Securities of such Subsidiary the value of which is determined by reference to shares or other Equity Securities of such Subsidiary, and there are no voting trusts, proxies or agreements of any kind which may obligate any such Subsidiary to issue, purchase, register for sale, redeem or otherwise acquire any of its Equity Securities.

Section 3.5 Authorization.

(a) Other than the Company Shareholders’ Approval, the Company has all corporate power and authority to (i) enter into, execute and deliver this Agreement and each of the other Transaction Documents to which it is or will be a party, and (ii) consummate the transactions contemplated hereby and thereby (including the Transactions) and perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other Transaction Documents to which the Company is a party and the consummation of the transactions contemplated hereby and thereby (including the Transactions) have been duly and validly authorized and approved by the Company Board, and other than the Company Shareholders’ Approval, no other company or corporate proceeding on the part of the Company is necessary to authorize this Agreement and the other Transaction Documents to which the Company is a party and to consummate the transactions contemplated hereby and thereby (including the Transactions). This Agreement has been, and on or prior to the Closing, the other Transaction Documents to which the Company is a party will be, duly and validly executed and delivered by the Company, and assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes, and on or prior to the Closing, the other Transaction Documents to which the Company is a party will constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except (x) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (y) as limited by applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies (collectively, the “Enforceability Exceptions”).

(b) The Transactions, if consummated pursuant to the terms of this Agreement, constitute a “Qualified Public Offering” and, subject to the Company Shareholders’ Approval, an “Approved Public Listing,” in each case as defined in the Shareholders’ Agreement.

(c) The approval and authorization of the Company Capital Restructuring, the Mergers and the Plans of Merger shall require approval by a special resolution of the holders of at least two-thirds (2/3) of the issued and outstanding Pre-Subdivision Shares which, being entitled to do so, attend and vote in person or by proxy at a general meeting at which a quorum is present and of which notice specifying the intention to propose the resolution as a special resolution has been duly given, pursuant to the terms and subject to the conditions of the Company Charter and applicable Laws (the “Company Shareholders’ Approval”).

(d) The Company Shareholders’ Approval are the only votes and approvals of holders of Pre-Subdivision Shares and other Equity Securities of the Company necessary in connection with execution by the Company of this Agreement and the other Transaction Documents to which the Company is a party and the consummation of the transactions contemplated hereby and thereby, including the Closing.

(e) On or prior to the date of this Agreement, the Company Board has duly adopted resolutions (i) determining that this Agreement and the other Transaction Documents to which the Company is a party and the transactions contemplated hereby and thereby (including the Transactions) are advisable and fair to, and in the best interests of, the Company and its shareholders, as applicable, (ii) authorizing and approving the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which the Company is a party and the transactions contemplated hereby and thereby (including the Transactions), and (iii) directing that this Agreement, the Transaction Documents and the Transactions be submitted to the Company Shareholders for approval and authorization at an extraordinary general meeting called for such purpose pursuant to the terms and conditions of this Agreement.

Section 3.6 Consents; No Conflicts. Assuming the representations and warranties in Article IV and Article V are true and correct, except (a) as otherwise set forth in Section 3.6 of the Company Disclosure Letter, (b) for the registration or filing with the Registrar of Companies of the Cayman Islands and the publication of notification of the Mergers in the Cayman Islands Government Gazette in accordance with the Cayman Act, the SEC or applicable state blue sky or other securities laws filings with respect to the Transactions, (c) the expirations of waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations under the HSR Act, and (d) for such other filings, notifications, notices, submissions, applications or consents the failure of which to be obtained or made would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect, all filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the Transactions, in each case on the part of the Company, have been or will be duly obtained or completed (as applicable) and are or will be in full force and effect. The execution, delivery and performance of this Agreement and the other Transaction Documents to which it is or will be a party by the Company does not, and the consummation by the Company of the transactions contemplated hereby and thereby (including the Transactions) will not, assuming the representations and warranties in Article IV and Article V are true and correct, and except for the matters referred to in clauses (a) through (d) of the immediately preceding sentence, (i) result in, including with the passage of time, any violation of, be in conflict with, or constitute a default under, require any consent or notice under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of any Group Company) or cancellation under, (A) any Governmental Order, (B) any provision of the Organizational Documents of any Group Company, each as currently in effect, (C) any applicable Law, (D) any Material Contract or (ii) result in the creation of any Encumbrance upon any of the properties or assets of any Group Company other than any restrictions under federal or state securities laws, this Agreement, the Company Charter and Permitted Encumbrances, except in the case of sub-clauses (A), (C) and (D) of clause (i), and clause (ii), as would not have, or reasonably be expected to have, a Company Material Adverse Effect.

Section 3.7 Compliance with Laws; Consents; Permits. Except as disclosed in Section 3.7 of the Company Disclosure Letter:

(a) Except as would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2022, (i) the Company and its Subsidiaries are, and have been, in compliance with all applicable Laws; (ii) neither the Company nor any of its Subsidiaries is or has been subject to any pending or, to the Knowledge of the Company, threatened Action with respect to a violation of any applicable Laws; and (iii) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is or has been subject to any investigation by or for any Governmental Authority with respect to any violation of any applicable Laws.

(b) Since January 1, 2022, neither the Company nor any of its Subsidiaries has received any letter or other written communication from, and, to the Knowledge of the Company, there has not been any public notice of a type customary as a form of notification of such matters in the jurisdiction by, any Governmental Authority threatening in writing or providing notice of (i) the revocation or suspension of any Required Governmental Authorizations issued to the Company or any of its Subsidiaries or (ii) the need for compliance or remedial actions in respect of the activities carried out by the Company or any of its Subsidiaries, except where such revocation, suspension, compliance or remedial actions (or the failure of the Company or any of its Subsidiaries to undertake them) would not, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect.

(c) Neither the Company nor any of its Subsidiaries is engaged in any proceedings, demands, inquiries, or hearings or, to the Knowledge of the Company, investigations, before any court, statutory or governmental body, department, board or agency relating to applicable Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions, and to the Knowledge of the Company, no such proceeding, demand, inquiry, investigation or hearing has been threatened in writing.

(d) Neither the Company nor any of its Subsidiaries, any of their respective directors or officers, or to the Knowledge of the Company, employees, agents or any other Persons acting for or on behalf of the Company or any of its Subsidiaries has at any time in the five (5) years prior to the date hereof: (i) made any bribe, influence payment, kickback, payoff, benefits or any other type of payment (whether tangible or intangible) that would be unlawful under any applicable anti-bribery or anti-corruption (governmental or commercial) laws (including, for the avoidance of doubt, any guiding, detailing or implementing regulations), including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Government Official, Governmental Authority or any other individual or commercial entity to obtain a business advantage, such as the Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010, or any other local or foreign anti-corruption or anti-bribery Law (collectively, “Anti-Corruption Laws”), as may be applicable; (ii) been in violation of any Anti-Corruption Law, offered, paid, promised to pay, or authorized any payment or transfer of anything of value, directly or indirectly, to any person for the purpose of (A) influencing any act or decision of any Government Official in his or her official capacity, (B) inducing a Government Official to do or omit to do any act in relation to his or her lawful duty, (C) securing any improper advantage, (D) inducing a Government Official to influence or affect any act, decision or omission of any Governmental Authority, or (E) assisting the Company or any of its Subsidiaries, or any agent or any other Person acting for or on behalf of the Company or any of its Subsidiaries, in obtaining or retaining business for or with, or in directing business to, any Person; or (iii) accepted or received any contributions, payments, gifts, or expenditures that would be unlawful under any Anti-Corruption Law.

(e) Neither the Company, any of its Subsidiaries, any of their respective directors or officers, nor to the Knowledge of the Company, employees, agents acting for or on behalf of the Company or any of its Subsidiaries, has at any time in the five (5) years prior to the date hereof been found by a Governmental Authority to have violated any Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions, or, to the Knowledge of the Company, is subject to any indictment or any government investigation with respect to any Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions.

(f) Neither the Company, any of its Subsidiaries, any of their respective directors or officers, nor to the Knowledge of the Company, employees, agent or any other Person acting for or on behalf of the Company or any of its Subsidiaries, is a Prohibited Person, and to the Knowledge of the Company, no Prohibited Person has at any time in the five (5) years prior to the date hereof been given an offer to become an employee, officer or director of the Company or any of its Subsidiaries. To the Knowledge of the Company, none of the Company nor any of its Subsidiaries has at any time in the five (5) years prior to the date hereof conducted or agreed to conduct any business, or entered into or agreed to enter into any transaction with a Prohibited Person or otherwise violated Sanctions.

(g) Each of the Group Companies has all material approvals, authorizations, clearances, licenses, registrations, permits or certificates of a Governmental Authority (the “Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted in all material respects, and such Material Permits are in effect and have been complied with in all material respects. Neither the Company nor any of its Subsidiaries has received any written notice that any Governmental Authority that has issued any Material Permit intends to suspend, cancel, terminate, or not renew any such Material Permit, except to the extent such Material Permit may be amended, replaced, or reissued as a result of any as necessary to reflect the transactions contemplated hereby or may be terminated in the ordinary and usual course of a reissuance or replacement process.

(h) Other than the Subsidiaries set forth in Section 3.7(h) of the Company Disclosure Letter, neither the Company nor any of its other Subsidiaries (i) is registered, (ii) is required to be registered or (iii) as a result of the transactions contemplated by this Agreement will be required to register, as an investment adviser under the Investment Advisers Act of 1940, as a commodity trading advisor, commodity pool operator, swap dealer or futures commission merchant under the Commodity Exchange Act of 1936, or as a broker or a dealer under the Exchange Act or under the Blue Sky or securities laws of any applicable jurisdiction or the rules and regulations thereunder, except for any such registration, the failure of which to have obtained would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i) Each Subsidiary of the Company set forth in Section 3.7(i) of the Company Disclosure Letter (each, a “Broker Subsidiary”) is registered as a broker-dealer with the Commission, is a member in good standing of the Financial Industry Regulatory Authority (“FINRA”) and all other self-regulatory organizations (“SRO”) of which it is or is required to be a member and is registered or qualified as a broker-dealer or other regulated entity in each jurisdiction where the conduct of its business requires such registration or qualification, and such registrations, memberships or qualifications have not been suspended, revoked or rescinded and remain in full force and effect. All persons associated with such Broker Subsidiaries are registered with any SRO and each jurisdiction where the association of such persons with Broker Subsidiaries requires such registration, and such registrations have not been suspended, revoked or rescinded and remain in full force and effect, except to the extent that the failure to be so registered would not reasonably be expected to have a Company Material Adverse Effect. The operations of the Broker Subsidiaries have been conducted in compliance in all material respects with all requirements of the Exchange Act, the rules and regulations of the SEC, FINRA and any applicable state securities regulatory authority or other self-regulatory organization including, but not limited to (A) establishing financial and operational controls and supervisory procedures in compliance in all material respects with all applicable legal and regulatory requirements and (B) maintaining required minimum net capital and net capital in excess of levels that may require “early warning” notice to the Commission, FINRA or any other SRO. No Broker Subsidiary nor any person associated with any Broker Subsidiary is or has been subject to statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act, or a disqualification, as that term is defined in Article III, Section 4 of the FINRA By-Laws. None of the Broker Subsidiaries has submitted any early warning notice to the SEC or FINRA and has not had any restriction on its business activities imposed upon it based upon the sufficiency of its net capital. Except as would not reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole, each Broker Subsidiary has (A) filed all reports, registrations, statements and certifications, together with any amendments required to be made prior to the date hereof with (i) the SEC, (ii) FINRA, (iii) any applicable state securities regulatory authority and (iv) any other SRO and (B) obtained all necessary regulatory approvals that may be required in connection with the sale of the Shares contemplated hereby.

Section 3.8 Tax Matters.

(a) All income and other material Tax Returns required to be filed by or with respect to each Group Company have been filed within the requisite period (taking into account any valid extensions properly obtained) and such Tax Returns are true, correct and complete in all material respects. All income and other material Taxes due and payable by each Group Company have been paid in a timely fashion. Each Group Company has withheld and paid over to the appropriate Governmental Authority all material Taxes that it is required to withhold from amounts paid or owing to any employee, individual independent contractor, member, equityholder, creditor or other Person.

(b) No material deficiencies for any Taxes that are currently outstanding with respect to any Tax Returns of a Group Company have been asserted in writing by any Governmental Authority. No written notice of any action, audit, assessment or other proceeding, in each case that is currently pending, with respect to any Tax Returns or any Taxes of a Group Company has been received from, any Governmental Authority. No dispute or assessment relating to any Tax Returns or any Taxes with any Governmental Authority is currently outstanding. No Group Company has consented to any extension or waiver of the time within which any Tax may be assessed or collected by a Governmental Authority, which extension or waiver remains in force.

(c) No Group Company has any material liability for unpaid Taxes which has not been accrued or reserved on such Group Company’s most recent financial statements, whether asserted or unasserted, contingent, or otherwise, and no Group Company has incurred any material liability of Taxes outside the Ordinary Course since the date of such financial statements.

(d) No Group Company is a Tax resident of any jurisdiction other than its jurisdiction of incorporation. No written claim that is currently outstanding has been made by a Governmental Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction.

(e) There are no liens for Taxes (other than Permitted Encumbrances) upon the assets of any Group Company.

(f) No Group Company has been a member of an affiliated, consolidated or similar Tax group (other than another Group Company) or otherwise has any liability for the Taxes of any other Person (other than another Group Company) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or non-U.S. Law, as a transferee or successor, or by Contract (including any Tax sharing, allocation or similar agreement or arrangement but excluding any commercial Contract entered into in the Ordinary Course and not primarily relating to Taxes).

(g) Each Group Company has complied in all material respects with all applicable transfer pricing Laws.

(h) Each Group Company is in compliance with all terms and conditions of any Tax incentives, exemption, holiday or other Tax reduction agreement or order of a Governmental Authority applicable to a Group Company, and the consummation of the Transactions will not have any material adverse effect on the continued validity and effectiveness of any such Tax incentives, exemption, holiday or other Tax reduction agreement or order.

(i) Each Group Company is registered for value-added and similar Taxes in each jurisdiction such Group Company is required to be so registered. Each Group Company has complied in all material respects with all applicable value-added and similar Tax Laws.

(j) No Group Company has been a party to a transaction that is or is substantially similar to a “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) or any transaction requiring disclosure under analogous provisions of state, local or non-U.S. Law.

(k) No Group Company has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(l) The Company reasonably believes that (i) Public Notice 7 shall not apply with respect to the Company Capital Restructuring, the Mergers and the transactions contemplated by this Agreement and (ii) none of the Company, SPAC, the Merger Subs, the Surviving Entity or the Surviving Company shall have any obligation for Public Notice 7 Taxes as a result thereof.

(m) No Group Company organized or formed under the laws of a jurisdiction outside of the United States (i) is a “surrogate foreign corporation” or “expatriated entity” within the meaning of Section 7874 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) or is treated as a U.S. corporation for U.S. federal Tax purposes by reason of the application of Sections 269B or 7874(b) of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) or (ii) was created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to the dual charter provision of Treasury Regulations Section 301.7701-5(a) (or any corresponding or similar provision of state, local or non-U.S. Tax Law).

Section 3.9 Financial Statements.

(a) The Company has Made Available to SPAC (x) true and complete copies of the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2022, and the related audited consolidated statements of income and profit and loss, and cash flows, for the fiscal year then ended (the “Audited Financial Statements”), together with the auditor’s reports thereon, and (y) true and complete copies of the unaudited consolidated management accounts of the Company and its Subsidiaries as of December 31, 2023 and the related unaudited consolidated statements of operations and comprehensive loss of the Company and the Company Subsidiaries for the year then ended (collectively, the “Management Accounts”). The Audited Financial Statements and the Management Accounts (i) were prepared in accordance with the books and records of the Company and its Subsidiaries which were Made Available to the SPAC, (ii) fairly present, in all material respects, the financial condition and the results of operations and cash flow of the Company and its Subsidiaries on a consolidated basis as of the dates indicated therein and for the periods indicated therein, except in the case of the Management Accounts, subject to (A) normal year-end adjustments, and (B) the absence of footnotes required by GAAP, (iii) were prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), except in the case of the Management Accounts, subject to (A) normal year-end adjustments, and (B) the absence of footnotes required by GAAP, and (iv) when delivered by the Company for inclusion in the Proxy/Registration Statement for filing with the SEC, will comply in all material respects with the applicable accounting requirements (including the standards of the U.S. Public Company Accounting Oversight Board) and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof (including, to the extent applicable to the Company, Regulation S-X).

(b) The Company maintains a system of internal accounting controls which is designed to provide, in all material respects, reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(c) Since December 31, 2022, to the Knowledge of the Company, (i) none of the Company’s directors has been made aware in writing of (x) any fraud that involves the Company’s management who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (y) any allegation, assertion or claim that the Company has engaged in any material questionable accounting or auditing practices which violate applicable Laws, and (ii) no attorney representing the Company, whether or not employed by the Company, has reported a material violation of securities Laws, breach of fiduciary duty or similar material violation by the Company to the Company Board or any committee thereof or to any director or officer of the Company.

Section 3.10 Absence of Changes. Since September 30, 2023, (a) to the date of this Agreement the Group Companies have operated their business in the Ordinary Course, and (b) there has not been any occurrence of any Company Material Adverse Effect.

Section 3.11 Actions. Except as set forth in Section 3.11 of the Company Disclosure Letter and except as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole, (a) there is no Action pending or, to the Knowledge of the Company, threatened in writing against or affecting the Company or any of its Subsidiaries, and (b) there is no judgment or award unsatisfied against the Company or any of its Subsidiaries, nor is there any Governmental Order in effect and binding on and specific to the Company or any of its Subsidiaries or assets or properties.

Section 3.12 Liabilities. Neither the Company nor any of its Subsidiaries has any Liabilities, except for Liabilities (a) set forth in the Audited Financial Statements that have not been satisfied since September 30, 2023, (b) that are Liabilities incurred since September 30, 2023 in the Ordinary Course, (c) that are executory obligations under any Contract to which the Company or any of its Subsidiaries is a party or by which it is bound, (d) arising under this Agreement or other Transaction Documents, (e) that will be discharged or paid off prior to the Closing, or (f) which would not have a Company Material Adverse Effect.

Section 3.13 Material Contracts and Commitments.

(a) Section 3.13(a) of the Company Disclosure Letter contains a true and correct list of all Material Contracts as of the date of this Agreement. Except as disclosed in Section 3.13(a) of the Company Disclosure Letter, true and complete copies of each Material Contract, including all material amendments, modification, supplements, exhibits and schedules and addenda thereto, have been Made Available to SPAC.

(b) Except for any Material Contract that will terminate upon the expiration of the stated term thereof prior to the Closing Date or the termination of which is otherwise contemplated by this Agreement, each Material Contract listed on Section 3.13(a) of the Company Disclosure Letter is (i) in full force and effect and (ii) represents the legal, valid and binding obligations of the applicable Group Company which is a party thereto and, to the Knowledge of the Company, represents the legal, valid and binding obligations of the counterparties thereto. Except, in each case, where the occurrence of such breach or default or failure to perform would not be material to the business of the Company and its Subsidiaries, taken as a whole,

(x) the applicable Group Company has duly performed all of its obligations under each such Material Contract as set forth in Section 3.13(a) of the Company Disclosure Letter to which it is a party to the extent that such obligations to perform have accrued, (y) no breach or default thereunder by the Group Company with respect thereto, or, to the Knowledge of the Company, any other party or obligor with respect thereto, has occurred, and (z) no event has occurred that with notice or lapse of time, or both, would constitute such a default or breach of such Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, or would entitle any third party to prematurely terminate any Material Contract.

(c) None of the Group Companies has within the last twelve (12) months provided to or received from the counterparty to any Material Contract any written notice or written communication to terminate, or not renew, any Material Contract.

Section 3.14 Title; Properties.

(a) Each of the Group Companies has good and valid title to all of the real property and assets (other than Intellectual Property Rights, which in each case is addressed in Section 3.15) owned by it, whether tangible or intangible (including those reflected in the Audited Financial Statements), together with all assets (other than Intellectual Property Rights, which in each case is addressed in Section 3.15) which are, in each case material to the business of the Group Companies taken as a whole, and in each case free and clear of all Encumbrances, other than Permitted Encumbrances.

(b) Each Company Material Lease is a valid and binding obligation of the applicable Group Company, enforceable in accordance with its terms against such Group Company, and to the Knowledge of the Company, each other party thereto, subject to the Enforceability Exceptions. There is no material breach by the relevant Group Company under any Company Material Lease.

(c) No Group Company owns or has ever owned or has a leasehold interest in any real property other than as held pursuant to their respective leases or leasehold interests (including tenancies) in such property (each Contract evidencing such interest, a “Company Lease”, and any Company Lease involving rent payments in excess of $1,000,000 on an annual basis, a “Company Material Lease”). Section 3.14(c) of the Company Disclosure Letter sets forth as of the date of this Agreement each Company Material Lease and the address of the property demised or leased under each such Company Material Lease. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Company Material Lease is in compliance with applicable Laws, and (ii) all Governmental Orders required under applicable Laws in respect of any Company Material Lease have been obtained, including with respect to the operation of such property and conduct of business on such property as now conducted by the applicable Group Company which is a party to such Company Material Lease.

Section 3.15 Intellectual Property Rights.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth a true, complete and accurate (in all material respects) list of all Registered IP. Either the Company or its applicable Subsidiary has taken reasonable steps to make required filings and registrations (and corresponding payments of fees therefor) to Governmental Authorities in connection with patents, registrations and applications for the material Registered IP. Each item of material Registered IP registered with the applicable Governmental Authority is subsisting, and to the Knowledge of the Company, is valid and enforceable. The Company and its Subsidiaries exclusively own and possess all right, title and interest in and to the material Owned IP, including each item of material Registered IP, and exclusively own, free and clear of any Encumbrances other than Permitted Encumbrances, or otherwise have a sufficient right to use pursuant to a license or other right, all other material Company IP.

(b) To the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries as currently conducted does not violate, infringe, or misappropriate, and since January 1, 2021 has not violated, infringed, or misappropriated any Intellectual Property Rights of any Person, except for any such violation, infringement, or misappropriation that would not reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole, nor has the Company or any of its Subsidiaries received since January 1, 2022 any written notice (including written request for indemnification or written threat), relating to any of the foregoing (including in the form of any offer or request to license any Intellectual Property Rights).

(c) Except as would not reasonably be expected to have a Company Material Adverse Effect, no Action alleging misappropriation, infringement, or violation by the Company or any of its Subsidiaries of the Intellectual Property Rights of any Person or contesting the validity, ownership, use, registrability or enforceability (other than ex parte office actions and the like in the ordinary course of prosecution of applications, registrations and patents) of any of the Owned IP is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. To the Knowledge of the Company, no Person is violating, infringing, or misappropriating or, since January 1, 2021, has violated, infringed, or misappropriated any material Owned IP. Since January 1, 2022, neither the Company nor any of its Subsidiaries has given any written notice to any Person alleging any violation, infringement, or misappropriation of any material Owned IP, and no Actions initiated by the Company or any of its Subsidiaries relating to the same are pending.

(d) The Company and its Subsidiaries have not disclosed, delivered, licensed or otherwise made available (other than to Persons performing obligations for or on behalf of the Company and its Subsidiaries who have executed or otherwise are subject to a valid and enforceable agreements providing for restrictions on use of, and the nondisclosure of, the applicable source code), and the Company and its Subsidiaries do not have a duty or obligation (whether present, contingent or otherwise) to disclose, deliver, license or otherwise make available, any material source code that is included in or covered by the Owned IP to any Person (other than to Persons performing obligations for or on behalf of the Company and its Subsidiaries who have executed or otherwise are subject to valid and enforceable Contracts providing for restrictions on use of, and the nondisclosure of, such source code).

(e) Except as would not be material to the Company and its Subsidiaries taken as a whole, all Persons who have contributed, developed or conceived any material Intellectual Property Rights for or on behalf of the Company or any of its Subsidiaries have done so pursuant to a valid and enforceable agreement that protects the material trade secrets and material confidential information of the Company and its Subsidiaries and grants the applicable Company or Subsidiary exclusive ownership of the Person’s contribution, development and conception of such material Intellectual Property Rights for the Company or its Subsidiaries. Except as would not be material to the Company and its Subsidiaries taken as a whole, neither the Company nor any of its Subsidiaries has disclosed any material Trade Secrets or material confidential Company IP to any Person other than pursuant to a valid and enforceable agreement or other obligation providing for restrictions on use of, and the nondisclosure of, such trade secrets and confidential information. Since January 1, 2022, no Persons who have contributed, developed or conceived any material Owned IP have made or, to the Knowledge of the Company, threatened any claims of ownership with respect to any such Owned IP.

(f) Except as would not be material to the Company and its Subsidiaries taken as a whole, neither the Company nor any of its Subsidiaries uses any Open Source Software under any license requiring the Company or any of its Subsidiaries to disclose or distribute the source code that is included in or covered by the Owned IP, to license or provide such source code for the purpose of making derivative works, or to make available for redistribution to any Person such source code at no or minimal charge.

(g) The Company and its Subsidiaries have, implemented and maintained reasonable policies and technical and organizational security measures designed to protect the Company Systems and Company Data, including by maintaining business continuity and disaster recovery plans, except in each case as would not reasonably be expected to have a Company Material Adverse Effect. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have taken other reasonable steps consistent with industry practices of companies offering similar services designed to safeguard Trade Secrets, and all Software, computer hardware (whether general or special purpose), electronic data processing, information, record keeping, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer systems, to the extent owned or used or held for use by the Company or any of its Subsidiaries in the operation of the business of the Company and its Subsidiaries as currently conducted (together with the data and information stored therein or transmitted by any of the foregoing, collectively, the “Company Systems”), from the introduction of any virus, worm, Trojan horse or similar intentionally-disabling code or program, except in each case as would not reasonably be expected to have a Company Material Adverse Effect. There are and since January 1, 2022 have been no defects or other technical problems in the Company Systems that would prevent the same from functioning substantially in accordance with their user specifications and functionality descriptions, and the Company and its Subsidiaries have received no written notice alleging any of the foregoing; except in each case as would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect. The Company and its Subsidiaries own, lease, license, or otherwise have the valid, legal right to use all Company Systems that are material to the business of the Group Companies taken as a whole and have obtained a sufficient number of licenses (whether licensed by seats or otherwise) for their use of all Software (and the equivalent resources, including Software as a Service) that is material to the business of the Group Companies taken as a whole and encompassed by such Company Systems.

(h) During the twelve (12) months prior to the date of this Agreement, there has been no material failure or other material substandard performance of any Company System, in each case, which has not been remedied in all material respects, except in each case as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.16 Data Security.

(a) Except as would not reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole, (i) since January 1, 2022, the Company and its Subsidiaries are, and have been, in compliance with all applicable (A) Laws, (B) policies, statements, notices, and representations of the Company or any of its Subsidiaries that are or were public-facing or otherwise made available to any third party, (C) requirements of any self-regulatory organization or industry standard by which the Company or any of its Subsidiaries is bound, and (D) contractual obligations binding on the Company and its Subsidiaries, in each case with respect to the foregoing clauses (A)-(D), relating to the processing of Company Data, the privacy, data protection, cybersecurity, or security of Company Data, or the protection of Company Data from loss and against unauthorized use, access, misappropriation, modification, disclosure or other misuse (collectively, “Privacy and Security Requirements”) and (ii) the Company and its Subsidiaries have, and have at all applicable times since January 1, 2022, had all rights, consents, and authorizations required under the Privacy and Security Requirements to Process Company Data as Processed by or for the Company or any of its Subsidiaries.

(b) The execution, delivery and performance of this Agreement and the other Transaction Documents do not, the consummation of the transactions contemplated hereby and thereby will not, require any notice or consent in connection with, or result in any violation of, any Privacy and Security Requirement, except as would not have a Company Material Adverse Effect.

(c) Except as would not reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole, there is no, and since January 1, 2022, has been no, (i) to the Knowledge of the Company, security incident, breach, or successful ransomware, hacking, or intrusion event with respect to any Company System or Company Data, (ii) to the Knowledge of the Company, unlawful, or unauthorized access to, or other unlawful, or unauthorized Processing of, Company Data, nor (iii) Action against the Company or its Subsidiaries (A) relating to the Processing of Company Data, privacy, data protection, cybersecurity, or security of Company Data, or the confidentiality or integrity of any Company System, or (B) alleging any violation of any Privacy and Security Requirement by the Company or its Subsidiaries.

(d) Except as would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2022, neither the Company nor any of its Subsidiaries: (i) is or has been subject to any sanction in any Action against the Company or any of its Subsidiaries relating to cybersecurity, data protection, security or privacy, or any cybersecurity review by the CAC, the CSRC, or any other relevant data protection, privacy or security Government Authority; (ii) to the Knowledge of the Company, has been subject to any investigation or received any written inquiry, notice (including any enforcement notice, de-registration notice or transfer prohibition notice), letter, complaint or allegation from any relevant cybersecurity, data protection, privacy or security Governmental Authority alleging any violation of any applicable Privacy or Security Requirement by the Company or its Subsidiaries; (iii) has been subject to any Action for compensation to any person against the Company or its Subsidiaries for violation of any applicable Privacy and Security Requirement relating to any inaccuracy, loss, unauthorized destruction or unauthorized disclosure of personal data by the Company or its Subsidiaries, and there is no outstanding order of any Governmental Authority against the Company or any of its Subsidiaries relating to the rectification or erasure of personal data; (iv) has received any written communication, enquiry, notification of, warning or complaint from any Governmental Authority (including the CAC) regarding any violation of applicable Privacy or Security Requirement (including, without limitation, the CSRC Archive Rules) by the Company or its Subsidiaries; (v) to the Knowledge of the Company, is subject to any pending or threatened investigation or sanction relating to cybersecurity, data protection, security or privacy, or any cybersecurity review, by the CAC, the CSRC, or any other relevant Governmental Authority against the Company or any of its Subsidiaries, or any of their respective directors, officers and employees; and (vi) has received any written objection to the transactions contemplated under this Agreement from the CSRC, the CAC or any relevant data protection, privacy or security Governmental Authority.

Section 3.17 Labor and Employee Matters.

(a) Section 3.17(a) of the Company Disclosure Letter sets forth a complete and correct list of each material Benefit Plan.

(b) Except as would not be material to the business of the Group taken as a whole, (i) the Company and each of its Subsidiaries is, and for the three (3) years prior to the date hereof has been, in compliance in all material respects with all applicable Laws related to labor or employment, including provisions thereof relating to wages and payrolls, working hours, overtime, working conditions, benefits, recruitment, retirement, pension, equal opportunity, discrimination, worker classification, occupational health and safety, wrongful discharge, layoffs or plant closings, immigration, employee provident fund, social security organization and collective bargaining, unemployment insurance, work and residence permits, leaves of absence, labor disputes, and statutory labor or employment reporting and filing obligations; and (ii) there is no Action (including any charge or complaint) pending or, to the Knowledge of the Company, threatened to be filed with, any Governmental Authority by any current or former employee, director, officer or individual service provider of the Company or any of its Subsidiaries relating to the violation of any applicable labor or employment Law by the Company or any of its Subsidiaries; and (iii) the Company and its Subsidiaries have, where required by applicable Laws, properly classified for purposes of applicable Laws (including (x) for purposes of minimum wage and overtime and (y) for purposes of determining eligibility to participate in any statutory Benefit Plan) all individuals who have performed services for the Company and its Subsidiaries and who were classified and treated as independent contractors in the three (3) years prior to the date hereof.

(c) Except would not be material to the business of the Group taken as a whole, (i) each of the Benefit Plans has been operated and administered in accordance with its terms, and is in compliance with all applicable Laws, and all contributions to each such Benefit Plan have been timely made, and, to the Knowledge of the Company, no event, transaction or condition has occurred or exists that would result in any liability to any of the Company and any of its Subsidiaries under such Benefit Plan; (ii) there is no Action pending or, to the Knowledge of the Company, threatened in writing involving any Benefit Plan (except for routine claims for benefits payable in the normal operation of any Benefit Plan) and to the Knowledge of the Company, no facts or circumstances exist that could give rise to any such Actions; (iii) no Benefit Plan is under investigation or audit by any Governmental Authority and, to the Knowledge of the Company, no such investigation or audit is contemplated or under consideration; and (iv) the Company and each of its Subsidiaries is in compliance with all applicable Laws and Contracts relating to its provision of any form of social security or social insurance, and has paid, or made provision for the payment of, all social security or social insurance contributions required under applicable Laws and Contracts.

(d) Neither the execution or delivery of any of the Transaction Documents to which the Company is a party nor the consummation of the transactions contemplated thereunder (either alone or in combination with another event) would reasonably be expected to (i) result in any material payment or benefit becoming due or payable to any current or former director, officer, employee, or individual service provider of the Company or any of its Subsidiaries; (ii) materially increase the amount of compensation or any benefits otherwise payable under any of the Benefit Plans; (iii) result in any acceleration of the time of payment, exercisability, funding or vesting of, or provide any additional rights or benefits with respect to, any compensation or benefits payable to any current or former director, officer, employee or individual service provider of the Company or its Subsidiary; (iv) limit or restrict the ability of the Company to merge, amend, or terminate any Benefit Plan; or (v) result in any “excess parachute payments” within the meaning of Section 280G(b) of the Code.

(e) Each Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(f) The Company and its Subsidiary do not have any obligation to “gross-up” or otherwise indemnify any individual for any excise Tax imposed under Sections 4999 or 409A of the Code.

(g) Neither the Company nor any of its Subsidiaries has any Liability, including on account of any ERISA Affiliate, with respect to or under: (i) a “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA; (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 of the Code; or (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 210 of ERISA.

(h) Except as would not have a Company Material Adverse Effect, as of the date of this Agreement (i) no employee of the Company or any of its Subsidiaries is represented by a Union, (ii) neither the Company nor any of its Subsidiaries is negotiating any collective bargaining agreement or other Contract with any Union, (iii) to the Knowledge of the Company, there is no effort currently being made or threatened by or on behalf of any Union to organize any employees of the Company or any of its Subsidiaries, and (iv) there are no labor disputes (including any concerted work slowdown, lockout, concerted stoppage, picketing or strike) pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. No notice, consent or consultation obligations to any Union representing any employee of the Company or any of its Subsidiaries will be a condition precedent to, or triggered by, the execution of this Agreement or the consummation of the transactions contemplated hereby.

Section 3.18 Brokers. Except as set forth in Section 3.18 of the Company Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions contemplated based upon arrangements made by and on behalf of the Company or any of its Controlled Affiliates. The Company has provided the SPAC with a true and complete copy of all contracts, agreements and arrangements, including engagement letters with such broker, finder or investment banker set forth on Section 3.18 of the Company Disclosure Letter.

Section 3.19 Environmental Matters. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Group Companies are in compliance in all material respects with the applicable Environmental Laws in the respective jurisdictions where they conduct their business.

Section 3.20 Insurance. Except as would not reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole, (a) each of the Group Companies has insurance policies covering such risks as are customarily carried by Persons conducting business in the industries and geographies in which the Group Companies operate, and (b) all such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement. To the Knowledge of the Company, (i) no material claims have been made which remain outstanding and unpaid under such insurance policies, and (ii) no circumstances exist that would reasonably be expected to give rise to a material claim of under such insurance policies.

Section 3.21 Company Related Parties. The Company has not engaged in any transactions with Related Parties that would be required to be disclosed in the Proxy/Registration Statement.

Section 3.22 Proxy/Registration Statement. The information supplied or to be supplied by the Company, any of its Subsidiaries or their respective Representatives in writing specifically for inclusion in the Proxy/Registration Statement shall not, at (a) the time the Proxy/Registration Statement is declared effective, (b) the time the Proxy/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the SPAC Shareholders, and (c) the time of the SPAC Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of SPAC, its Affiliates or their respective Representatives.

Section 3.23 Foreign Private Issuer. The Company qualifies as (a) a foreign private issuer as defined in Rule 405 under the Securities Act and (b) an “emerging growth company” as that term is defined in the JOBS Act.

Section 3.24 Major Customers and Major Suppliers.

(a) Section 3.24(a) of the Company Disclosure Letter sets forth a complete and accurate list of the top ten (10) revenue sources (other than any individual consumer or end customer) of the Company and its Subsidiaries for the twelve (12)-month period ended December 31, 2022, based on revenues received from each such revenue source during such period.

(b) Section 3.24(b) of the Company Disclosure Letter sets forth a complete and accurate list of the top ten (10) supplier of the Company and its Subsidiaries for the twelve (12)-month period ended December 31, 2022, based on payments made to each supplier during such period.

Section 3.25 No Additional Representation or Warranties. Except as set forth in Article IV and Section 11.1, the Company acknowledges and agrees that the SPAC is not making any representation or warranty whatsoever to the Company pursuant to this Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SPAC

Except (a) as set forth in any SPAC SEC Filings filed or submitted on or prior to the date hereof (excluding (i) any disclosures in any risk factors section that do not constitute statements of fact, any disclosures in any forward-looking statements disclaimer and any other disclosures that are generally cautionary, predictive or forward-looking in nature and (ii) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such SPAC SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 4.2, Section 4.6 and Section 4.13); (b) as set forth in the disclosure letter delivered by SPAC to the Company on the date of this Agreement (the “SPAC Disclosure Letter”) or (c) as otherwise explicitly contemplated by this Agreement, SPAC represents and warrants to the Company as of the date of this Agreement as follows:

Section 4.1 Organization, Good Standing, Corporate Power and Qualification. SPAC is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. SPAC is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to SPAC. Prior to the execution of this Agreement, a true and correct copy of the SPAC Charter has been made available by or on behalf of SPAC to the Company, the SPAC Charter is in full force and effect, and SPAC is not in default of any term of provision of the SPAC Charter in any material respect. SPAC is not insolvent, bankrupt or unable to pay its debts as and when they fall due.

Section 4.2 Capitalization and Voting Rights.

(a) Capitalization of SPAC. As of the date of this Agreement, the authorized share capital of SPAC consists of $999,999 divided into (i) 9,000,000,000 SPAC Class A Ordinary Shares, of which 10,056,597 SPAC Class A Ordinary Shares (including SPAC Class A Ordinary Shares underlying any outstanding SPAC Units) are issued and outstanding as of the date of this Agreement, (ii) 999,000,000 SPAC Class B Ordinary Shares, of which 5,240,000 SPAC Class B Ordinary Shares are issued and outstanding as of the date of this Agreement, and (iii) 990,000 SPAC Preference Shares, of which no SPAC Preference Share is issued and outstanding as of the date of this Agreement. There are no other issued or outstanding SPAC Shares as of the date of this Agreement. All of the issued and outstanding SPAC Shares (i) have been duly authorized and validly issued and allotted and are fully paid and non-assessable; (ii) have been offered, sold and issued by SPAC in compliance with applicable Laws, including the Cayman Act, U.S. federal and state securities Laws, and all requirements set forth in (1) the SPAC Charter, and (2) any other applicable Contracts governing the issuance or allotment of such securities to which SPAC is a party or otherwise bound; and (iii) are not subject to, nor have they been issued in violation of, any Encumbrance, purchase option, call option, right of first refusal, pre-emptive right, subscription right or any similar right under any provision of any applicable Law, the SPAC Charter or any Contract to which SPAC is a party or otherwise bound.

(b) As at the date of this Agreement, 8,092 SPAC Units are issued and outstanding. There are no other issued or outstanding SPAC Units as of the date of this Agreement. All of the issued and outstanding SPAC Units (i) have been duly authorized and validly issued; (ii) have been offered, sold and issued by SPAC in compliance with applicable Laws, including the Cayman Act, U.S. federal and state securities Laws, and all requirements set forth in (1) the SPAC Charter, and (2) any other applicable Contracts governing the issuance of such SPAC Units to which SPAC is a party or otherwise bound; and (iii) are not subject to, nor have they been issued in violation of, any Encumbrance, purchase option, call option, right of first refusal, pre-emptive right, subscription right or any similar right under any provision of any applicable Law, the SPAC Charter or any Contract to which SPAC is a party or otherwise bound.

(c) As of the date of this Agreement, 17,267,949 SPAC Warrants are issued and outstanding, including (x) 10,480,000 SPAC Warrants that would be issued if all SPAC Units were separated on the date hereof pursuant to Section 2.2(g)(i), and (y) 6,792,000 SPAC Warrants issued to Sponsor in a private placement concurrently with the IPO. The SPAC Warrants are exercisable for 14,048,505 SPAC Class A Ordinary Shares at an exercise price of $11.50. The SPAC Warrants are not exercisable until thirty (30) days after the closing of a Business Combination. All outstanding SPAC Warrants

(i) have been duly authorized and validly issued and constitute valid and binding obligations of SPAC, enforceable against SPAC in accordance with their terms, subject to the Enforceability Exceptions; (ii) have been offered, sold and issued by SPAC in compliance with applicable Laws, including federal and state securities Laws, and all requirements set forth in (1) the SPAC Charter and (2) any other applicable Contracts governing the issuance of such securities to which SPAC is a party or otherwise bound; and (iii) are not subject to, nor have they been issued in violation of, any Encumbrance, purchase option, call option, right of first refusal, pre-emptive right, subscription right or any similar right under any provision of any applicable Law, the SPAC Charter or any Contract to which SPAC is a party or otherwise bound. Except for the SPAC Charter, this Agreement or as set forth in Section 4.2 of the SPAC Disclosure Letter, there are no outstanding Contracts of SPAC to issue, repurchase, redeem or otherwise acquire any SPAC Shares.

(d) Except as set forth in Section 4.2 of the SPAC Disclosure Letter, there are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) of SPAC exercisable or exchangeable for SPAC Shares, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other Equity Securities of SPAC, or for the repurchase or redemption by SPAC of shares or other Equity Securities of SPAC or the value of which is determined by reference to shares or other Equity Securities of SPAC, and there are no voting trusts, proxies or agreements of any kind which may obligate SPAC to issue, purchase, register for sale, redeem or otherwise acquire any SPAC Shares or other Equity Securities of SPAC.

Section 4.3 Corporate Structure; Subsidiaries. SPAC has no Subsidiary, and does not own, directly or indirectly, any Equity Securities or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. SPAC is not obligated to make any investment in or capital contribution to or on behalf of any other Person.

Section 4.4 Authorization.

(a) Other than the SPAC Shareholders’ Approval, SPAC has all requisite corporate power and authority to (i) enter into, execute, and deliver this Agreement and each of the other Transaction Documents to which it is or will be a party, and (ii) consummate the transactions contemplated hereby and thereby (including the Transactions) and perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other Transaction Documents to which SPAC is a party and the consummation of the transactions contemplated hereby and thereby (including the Transactions) have been duly and validly authorized and approved by the SPAC Board and, other than the SPAC Shareholders’ Approval, no other company or corporate proceeding on the part of SPAC is necessary to authorize this Agreement and the other Transaction Documents to which SPAC is a party and to consummate the transactions contemplated hereby and thereby (including the Transactions). This Agreement has been, and at or prior to the Closing, the other Transaction Documents to which SPAC is a party will be, duly and validly executed and delivered by SPAC, and this Agreement constitutes, and on or prior to the Closing, the other Transaction Documents to which SPAC is a party will constitute, a legal, valid and binding obligation of SPAC, enforceable against SPAC in accordance with its terms, subject to the Enforceability Exceptions.

(b) Assuming that a quorum (as determined pursuant to the SPAC Charter) is present:

(i) The approval and authorization of the First Merger and the Plan of First Merger shall require approval by a special resolution passed by the affirmative vote of SPAC Shareholders holding at least two-thirds of the issued and outstanding SPAC Shares which, being so entitled, are voted thereon in person or by proxy at a general meeting of SPAC of which notice specifying the intention to propose the resolution as a special resolution has been duly given, pursuant to the terms and subject to the conditions of the SPAC Charter and applicable Laws; and

(ii) The approval and authorization of this Agreement and the Transactions as a Business Combination and the adoption and approval of a proposal for the adjournment of the SPAC Shareholders’ Meeting in each case shall require approval by an ordinary resolution passed by the affirmative vote of SPAC Shareholders holding at least a majority of the outstanding SPAC Shares which, being so entitled, are voted thereon in person or by proxy at a general meeting of SPAC, pursuant to the terms and subject to the conditions of the SPAC Charter and applicable Laws.

(c) The SPAC Shareholders’ Approval are the only votes and approvals of holders of SPAC Shares necessary in connection with execution of this Agreement and the other Transaction Documents to which SPAC is a party by SPAC and the consummation of the transactions contemplated hereby, including the Closing.

(d) On or prior to the date of this Agreement, the SPAC Board has duly adopted resolutions (i) determining that this Agreement and the other Transaction Documents to which SPAC is a party contemplated hereby and the transactions contemplated hereby and thereby (including the Transactions) are advisable and fair to, and in the best interests of, SPAC and constitute a Business Combination, (ii) authorizing and approving the execution, delivery and performance by SPAC of this Agreement and the other Transaction Documents to which SPAC is a party contemplated hereby and the transactions contemplated hereby and thereby (including the Transactions), (iii) making the SPAC Board Recommendation, and (iv) directing that this Agreement, the Transaction Documents and the Transactions be submitted to the SPAC Shareholders for adoption at an extraordinary general meeting called for such purpose pursuant to the terms and conditions of this Agreement.

Section 4.5 Consents; No Conflicts. Assuming the representations and warranties in Article III are true and correct, except (a) as otherwise set forth in Section 4.5 of the SPAC Disclosure Letter, (b) for the SPAC Shareholders’ Approval, (c) for the registration or filing with the Registrar of Companies of the Cayman Islands and the publication of notification of the Mergers in the Cayman Islands Government Gazette in accordance with the Cayman Act, the SEC or applicable state blue sky or other securities laws filings with respect to the Transactions, (d) the expirations of waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations under the HSR Act, and (e) for such other filings, notifications, notices, submissions, applications, or consents the failure of which to be obtained or made would not individually or in the aggregate, have, or reasonably be expected to have, a SPAC Material Adverse Effect, all filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the Transactions, in each case on the part of SPAC, have been or will be duly obtained or completed (as applicable) and are or will be in full force and effect. The execution, delivery and performance of this Agreement and the other Transaction Documents to which it is or will be a party by SPAC does not, and the consummation by SPAC of the transactions contemplated hereby and thereby (including the Transactions) will not (assuming the representations and warranties in Article III are true and correct, except for the matters referred to in clauses (a) through (e) of the immediately preceding sentence) (i) result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of SPAC) or cancellation under, (A) any Governmental Order, (B) the SPAC Charter, (C) any applicable Law, (D) any Contract to which SPAC is a party or by which its assets are bound, or (ii) result in the creation of any Encumbrance upon any of the properties or assets of SPAC other than any restrictions under federal or state securities laws, this Agreement or the SPAC Charter, except in the case of sub-clauses (A), (C), and (D) of clause (i) or clause (ii), as would not have a SPAC Material Adverse Effect.

Section 4.6 Tax Matters.

(a) All income and other material Tax Returns required to be filed by or with respect to SPAC have been filed within the requisite period (taking into account any valid extensions properly obtained) and such Tax Returns are true, correct and complete in all material respects. All income and other material Taxes due and payable by SPAC have been paid in a timely fashion. SPAC has withheld and paid over to the appropriate Governmental Authority all material Taxes that it is required to withhold from amounts paid or owing to any employee, independent contractor, member, equityholder, creditor or other Person.

(b) No material deficiencies for any Taxes that are currently outstanding with respect to any Tax Returns of SPAC have been asserted in writing by any Governmental Authority. No written notice of any action, audit, assessment or other proceeding, in each case that is currently pending, with respect to such Tax Returns or any Taxes of SPAC has been received from, any Governmental Authority. No dispute or assessment relating to such Tax Returns or such Taxes with any such Governmental Authority is currently outstanding. SPAC has not consented to any extension or waiver of the time within which any Tax may be assessed or collected by a Governmental Authority, which extension or waiver remains in force.

(c) SPAC does not have any material liability for unpaid Taxes which has not been accrued or reserved on its most recent financial statements, whether asserted or unasserted, contingent, or otherwise, and SPAC has not incurred any material liability of Taxes outside the Ordinary Course since the date of such financial statements.

(d) SPAC is not a Tax resident of any jurisdiction other than its jurisdiction of incorporation. No written claim that is currently outstanding has been made by a Governmental Authority in a jurisdiction where SPAC does not file Tax Returns that SPAC is or may be subject to taxation by that jurisdiction.

(e) There are no liens for Taxes (other than Permitted Encumbrances) upon the assets of SPAC.

(f) SPAC has not been a member of an affiliated, consolidated or similar Tax group and otherwise does not have any liability for the Taxes of any other Person under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or non-U.S. Law, as a transferee or successor, or by Contract (including any Tax sharing, allocation or similar agreement or arrangement but excluding any commercial Contract entered into in the Ordinary Course and not primarily relating to Taxes).

(g) SPAC has complied in all material respects with all applicable transfer pricing requirement Laws.

(h) SPAC is in compliance with all terms and conditions of any Tax incentives, exemption, holiday or other Tax reduction agreement or order of a Governmental Authority applicable to SPAC, and the consummation of the Transactions will not have any material adverse effect on the continued validity and effectiveness of any such Tax incentives, exemption, holiday or other Tax reduction agreement or order.

(i) SPAC is registered for value-added and similar Taxes in each jurisdiction it is required to be so registered. SPAC has complied in all material respects with all applicable value-added and similar Tax Laws.

(j) SPAC has not been a party to a transaction that is a “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) or any transaction requiring disclosure under analogous provisions of state, local or non-U.S. Law.

(k) SPAC does not have a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise have an office or fixed place of business in a country other than the Cayman Islands.

(l) SPAC (i) is not a “surrogate foreign corporation” or “expatriated entity” within the meaning of Section 7874 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) or is treated as a U.S. corporation for U.S. federal Tax purposes by reason of the application of Sections 269B or 7874(b) of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) or (ii) was not created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to the dual charter provision of Treasury Regulations Section 301.7701-5(a) (or any corresponding or similar provision of state, local or non-U.S. Tax Law).

Section 4.7 Financial Statements.

(a) The financial statements of SPAC contained in SPAC SEC Filings (the “SPAC Financial Statements”) (i) have been prepared in accordance with the books and records of SPAC, (ii) fairly present in all material respects the financial condition of SPAC on a consolidated basis as of the dates indicated therein, and the results of operations and cash flows of SPAC on a consolidated basis for the periods indicated therein, (iii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved, and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to SPAC, in effect as of the respective dates thereof (including, to the extent applicable to SPAC, Regulation S-X).

(b) SPAC has in place disclosure controls and procedures that are (i) designed to reasonably ensure that material information relating to SPAC is made known to the management of SPAC by others within SPAC; and (ii) effective in all material respects to perform the functions for which they were established. SPAC maintains a system of internal accounting controls sufficient to provide reasonable assurance that (w) transactions are executed in accordance with management’s general or specific authorizations, (x) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (y) access to assets is permitted only in accordance with management’s general or specific authorization and (z) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(c) SPAC has no Liability, and there is no existing condition, situation or set of circumstances which is reasonably expected to result in any Liability, other than (i) Liabilities incurred after the SPAC Accounts Date in the Ordinary Course or other Liabilities that individually and in the aggregate are immaterial, (ii) Liabilities reflected, or reserved against, in the SPAC Financial Statements or (iii) as set forth in Section 4.7(c) of the SPAC Disclosure Letter.

(d) Since the SPAC Accounts Date, to the Knowledge of SPAC, (i) none of the SPAC’s directors has been made aware in writing of (x) any fraud that involves SPAC’s management who have a role in the preparation of financial statements or the internal accounting controls utilized by SPAC or (y) any allegation, assertion or claim that SPAC has engaged in any material questionable accounting or auditing practices which violate applicable Laws, and (ii) no attorney representing SPAC, whether or not employed by SPAC, has reported a material violation of securities Laws, breach of fiduciary duty or similar material violation by SPAC to the SPAC Board or any committee thereof or to any director or officer of SPAC.

Section 4.8 Absence of Changes. Since the SPAC Accounts Date, (i) to the date of this Agreement SPAC has operated its business in the Ordinary Course, and (ii) there has not been any SPAC Material Adverse Effect.

Section 4.9 Actions. (a) There is no Action pending or, to the Knowledge of SPAC, threatened in writing against or affecting SPAC, and (b) there is no judgment or award unsatisfied against SPAC, nor is there any Governmental Order in effect and binding on SPAC or its assets or properties.

Section 4.10 Brokers. Except as set forth in Section 4.10 of the SPAC Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions contemplated based upon arrangements made by and on behalf of SPAC or any of its Affiliates. SPAC has provided the Company with a true and complete copy of all contracts, agreements and arrangements, including engagement letters with such broker, finder or investment banker set forth on Section 4.10 of the SPAC Disclosure Letter.

Section 4.11 Proxy/Registration Statement. The information supplied or to be supplied by SPAC, its Affiliates or their respective Representatives in writing specifically for inclusion in the Proxy/Registration Statement shall not, at (a) the time the Proxy/Registration Statement is declared effective, (b) the time the Proxy/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the SPAC Shareholders, and (c) the time of the SPAC Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, SPAC makes no representation, warranty or covenant with respect to any information supplied by or on behalf of Company, its Subsidiaries (including the Merger Subs) or their respective Affiliates or Representatives. All documents that SPAC is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

Section 4.12 SEC Filings. SPAC has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed or furnished by it with the SEC, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing or furnishing through the date of this Agreement, the “SPAC SEC Filings”). Each of the SPAC SEC Filings, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act applicable to such SPAC SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the SPAC SEC Filings did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any SPAC SEC Filing. To the Knowledge of SPAC, none of the SPAC SEC Filings filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement.

Section 4.13 Trust Account. As of the date of this Agreement, SPAC has approximately $110.4 million in the Trust Account, such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of June 23, 2022, between SPAC and Continental Stock Transfer & Trust Company, as trustee (in such capacity, the “Trustee”, and such Investment Management Trust Agreement, the “Trust Agreement”). There are no separate Contracts or side letters that would cause the description of the Trust Agreement in the SPAC SEC Filings to be inaccurate in any material respect or that would entitle any Person (other than SPAC Shareholders holding SPAC Ordinary Shares (prior to the First Merger Effective Time) sold in SPAC’s IPO who shall have elected to redeem their SPAC Ordinary Shares (prior to the First Merger Effective Time) pursuant to the SPAC Charter) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payment to SPAC Shareholders who have validly exercised their redemption rights pursuant to the SPAC Charter. There are no Actions pending or, to the Knowledge of SPAC, threatened with respect to the Trust Account. SPAC has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Closing, the obligations of SPAC to dissolve or liquidate pursuant to the SPAC Charter shall terminate, and as of the Closing, SPAC shall have no obligation whatsoever pursuant to the SPAC Charter to dissolve and liquidate the assets of SPAC by reason of the consummation of the Transactions. To the Knowledge of SPAC, as of the date of this Agreement, following the Closing, no SPAC Shareholder is entitled to receive any amount from the Trust Account except to the extent such SPAC Shareholder has exercised his, her or its SPAC Shareholder Redemption Right. As of the date of this Agreement, assuming the accuracy of the representations and warranties contained in Article III and the compliance by each of the Company and the Merger Subs with its obligations hereunder, SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to the Surviving Company (as the surviving entity in the Second Merger) on the Closing Date.

Section 4.14 Investment Company Act; JOBS Act. SPAC is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. SPAC constitutes an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

Section 4.15 Business Activities.

(a) Since its incorporation, SPAC has not conducted any business activities other than activities related to SPAC’s IPO or directed toward the accomplishment of a Business Combination. Except as set forth in the SPAC Charter or as otherwise contemplated by the Transaction Documents and the Transactions, there is no Contract to which SPAC is a party which has or would reasonably be expected to have the effect of prohibiting or impairing in any material respect any business practice of SPAC or any acquisition of property by SPAC or the conduct of business by SPAC as currently conducted or as contemplated to be conducted as of the Closing.

(b) Except for the Transactions, SPAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby, SPAC has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination.

(c) Except for (i) the Contracts disclosed in Section 4.15(c) of the SPAC Disclosure Letter, this Agreement and the other Transaction Documents to which it is party and the transactions contemplated hereby and thereby (including with respect to SPAC Transaction Expenses, the Overfunding Loans and Working Capital Loans) and (ii) Contracts with the underwriters of SPAC’s IPO, SPAC is not party to any Contract with any other Person that would require payments by SPAC after the date hereof in excess of $200,000 in the aggregate. As of the date of this Agreement, the aggregate amount outstanding under all Overfunding Loans is $5,240,000 and the aggregate amount outstanding under all Working Capital Loans is

$380,000.

Section 4.16 Nasdaq Quotation. SPAC Class A Ordinary Shares, SPAC Warrants and SPAC Units are each registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Stock Markets (“Nasdaq”) under the symbol “SKGR”, “SKGRW” and “SKGRU”, respectively. SPAC is in compliance with the rules of Nasdaq and the rules and regulations of the SEC related to such listing and there is no Action pending or, to the Knowledge of SPAC, threatened against SPAC by Nasdaq or the SEC with respect to any intention by such entity to deregister SPAC Class A Ordinary Shares, SPAC Warrants or SPAC Units or terminate the listing thereof on Nasdaq. SPAC has not taken any action in an attempt to terminate the registration of SPAC Class A Ordinary Shares, SPAC Warrants or SPAC Units under the Exchange Act except as contemplated by this Agreement.

Section 4.17 SPAC Related Parties. Except as disclosed in the SPAC SEC Filings, SPAC has not engaged in any transactions with Related Parties that would be required to be disclosed in the Proxy/Registration Statement.

Section 4.18 Financial Advisor Opinion. The SPAC Board has received the Fairness Opinion to the effect that, as of the date of such opinion and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered in connection with the preparation thereof as set forth therein, the Transactions are fair from a financial point of view to the holders of SPAC Class A Ordinary Shares. The SPAC made available to the Company for informational purposes a signed copy of the Fairness Opinion prior to the date hereof.

Section 4.19 No Additional Representations and Warranties. Notwithstanding anything contained in this Agreement, each of SPAC and Sponsor has made its own investigation of the Company and its Subsidiaries. SPAC acknowledges and agrees that neither the Company nor any of its Affiliates or Representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company and the Merger Subs in Article III and Article IV, respectively, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or any of its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions, forecasts or other forward looking information, as well as any information, documents or other materials, that are disclosed in the Company Disclosure Letter or Made Available to SPAC or its Affiliates or Representatives are not and will not be deemed to be representations or warranties of the Company, any of its Subsidiaries or Company Shareholders, no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article III and Article IV, and neither SPAC nor Sponsor is relying or have relied upon any of the foregoing (including the completeness or accuracy thereof).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE MERGER SUBS

The Company and each of the Merger Subs hereby jointly and severally represents and warrants to SPAC as of the date of this Agreement as follows:

Section 5.1 Organization, Good Standing, Corporate Power and Qualification. Each Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands.

Section 5.2 Capitalization and Voting Rights.

(a) Capitalization. As of the date of this Agreement, the authorized share capital of Merger Sub I consists of $50,000 divided into 500,000,000 shares of $0.0001 par value each, of which one share (the “Merger Sub I Share”) is issued and outstanding, and the authorized share capital of Merger Sub II consists of $50,000 divided into 500,000,000 shares of $0.0001 par value each, of which one share (the “Merger Sub II Share”) is issued and outstanding (the Merger Sub I and the Merger Sub II Share, collectively, the “Merger Sub Shares”). The Merger Sub Shares, and any shares of each Merger Sub that will be allotted and issued pursuant to the Transactions, (i) have been, or will be prior to such issuance, duly authorized and have been, or will be at the time of issuance, validly allotted and issued and credited as fully paid, (ii) were, or will be, issued, in compliance with applicable Laws and the Organizational Documents of each Merger Sub, and (iii) were not, and will not be, issued in violation of, any Encumbrance, purchase option, call option, pre-emptive right, subscription right or any similar right under any provision of any applicable Law, the Organizational Documents of each Merger Sub, or any other Contract, in any such case to which any Merger Sub is a party or otherwise bound.

(b) No Other Securities. Except as set forth in Section 5.2(a) or as contemplated by this Agreement or the other Transaction Documents, there are no issued or outstanding shares of each Merger Sub and there are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) of each Merger Sub exercisable or exchangeable for shares of the Merger Subs, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or of other Equity Securities of the Merger Subs, or for the repurchase or redemption by the Merger Subs of shares or other Equity Securities of the Merger Subs or the value of which is determined by reference to shares or other Equity Securities of the Merger Subs, and there are no voting trusts, proxies or agreements of any kind which may obligate Merger Sub to issue, purchase, register for sale, redeem or otherwise acquire any shares or other Equity Securities of the Merger Subs.

(c) The Merger Subs do not own or control, directly or indirectly, any interest in any corporation, company, partnership, limited liability company, association or other business entity.

Section 5.3 Corporate Structure; Subsidiaries. Neither Merger Sub is obligated to make any investment in or capital contribution to or on behalf of any other Person other than in connection with the Transactions.

Section 5.4 Authorization. Each Merger Sub has all requisite corporate power and authority to (a) enter into, execute, deliver and perform its obligations under this Agreement and each of the other Transaction Documents to which it is or will be a party, and (b) consummate the transactions contemplated hereby and thereby (including the Transactions) and perform all of its obligations hereunder and thereunder. All corporate actions on the part of each Merger Sub necessary for the authorization, execution and delivery of this Agreement and the other Transaction Documents to which such Merger Sub is or will be a party and the performance of all its obligations thereunder (including any board or shareholder approval, as applicable) have been taken, subject to the filing of the Merger Filing Documents with the Registrar of Companies of the Cayman Islands. This Agreement and the other Transaction Document to which a Merger Sub is or will be a party is, or when executed by the other parties thereto, will constitute, valid and legally binding obligations of such Merger Sub enforceable against it in accordance with its terms, subject to the Enforceability Exceptions.

Section 5.5 Consents; No Conflicts. Assuming the representations and warranties in Article III and Article IV are true and correct, except (a) for the registration or filing with the Registrar of Companies of the Cayman Islands, the SEC or applicable state blue sky or other securities laws filings with respect to the Transactions and (b) for such other filings, notifications, notices, submissions, applications, or consents the failure of which to be obtained or made would not have a material adverse effect on the ability of the Merger Subs to consummate the Transactions, all filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the Transactions, in each case on the part of each Merger Sub, have been or will be duly obtained or completed (as applicable) and are or will be in full force and effect. The execution, delivery and performance of this Agreement and the other each Transaction Documents to which a Merger Sub is or will be a party by such Merger Sub does not, and the consummation by such Merger Sub of the transactions contemplated hereby and thereby will not, assuming the representations and warranties in Article III and Article IV are true and correct, and except for the matters referred to in clauses (a) through (b) of the immediately preceding sentence, (x) result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of such Merger Sub) or cancellation under, (i) any Governmental Order, (ii) any provision of the Organizational Documents of such Merger Sub, (iii) any applicable Law, (iv) any Contract to which such Merger Sub is a party or by which its assets are bound, or (y) result in the creation of any Encumbrance upon any of the properties or assets of such Merger Sub other than any restrictions under federal or state securities laws, this Agreement or the Organizational Documents of such Merger Sub, except in the case of sub-clauses (i), (iii), and (iv) of clause (x) or clause (y) above, as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of any Merger Sub to consummate the Transactions.

Section 5.6 Actions. There is no Action pending or threatened in writing against any Merger Sub and there is no judgment or award unsatisfied against any Merger Sub, nor is there any Governmental Order in effect and binding on any Merger Sub or its assets or properties.

Section 5.7 Brokers. Except as set forth in Section 3.18 of the Company Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions contemplated based upon arrangements made by and on behalf of any Merger Sub or any of its Affiliates.

Section 5.8 Proxy/Registration Statement. The information supplied or to be supplied by each Merger Sub or its Representatives in writing specifically for inclusion in the Proxy/Registration Statement shall not, at (a) the time the Proxy/Registration Statement is declared effective, (b) the time the Proxy/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to SPAC Shareholders, and (c) the time of the SPAC Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither Merger Sub makes any representation, warranty or covenant with respect to any information supplied by or on behalf of SPAC, its Affiliates or their respective Representatives. All documents that a Merger Sub is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

Section 5.9 Business Activities. Each Merger Sub was formed solely for the purpose of effecting the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and has no, and at all times prior to the Closing except as expressly contemplated by this Agreement, the Transaction Documents and the Transactions, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation and the Transactions.

Section 5.10 Entity Classification. Merger Sub II has elected to be disregarded as an entity separate from the Company for U.S. federal income tax purposes as of the effective date of its formation and has not subsequently changed such classification. For U.S. federal and applicable state and local income Tax purposes, Merger Sub I is, and has been since its incorporation, an association taxable as a corporation.

Section 5.11 No Additional Representations and Warranties. Except as set forth in Article IV and Section 11.1, each Merger Sub acknowledges and agrees that the SPAC is not making any representation or warranty whatsoever to such Merger Sub pursuant to this Agreement.

ARTICLE VI

COVENANTS OF THE COMPANY AND ITS SUBSIDIARIES

Section 6.1 Conduct of Business. Except (i) as contemplated or permitted by the Transaction Documents (including as contemplated by any PIPE Investment), (ii) as required by applicable Laws (including for this purpose any COVID-19 Measures) or relevant Governmental Authorities, (iii) as set forth on Section 6.1 of the Company Disclosure Letter or (iv) as consented to by SPAC in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), from the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article X (the “Interim Period”), the Company (1) shall use commercially reasonable efforts to operate the business of the Company and its Subsidiaries in all material respects in the Ordinary Course, (2) shall use commercially reasonable efforts to preserve the Group’s business and operational relationships in all material respects with the suppliers, customers (other than individual consumer or end customer) and others having business relationships with the Group that are material to the Group taken as a whole, in each case where commercially reasonable to do so, and (3) shall not, and shall cause its Subsidiaries not to, except as otherwise contemplated or permitted by this Agreement or the other Transaction Documents or required by Law, to:

(a) (i) amend its memorandum and articles of association or other Organizational Documents (whether by merger, consolidation, amalgamation or otherwise), except in the case of any of the Company’s Subsidiaries only, for any such amendment which is not material to the business of the Company and its Subsidiaries, taken as a whole; or (ii) liquidate, dissolve, reorganize or otherwise wind-up its business and operations, or propose or adopt a plan of complete or partial liquidation or dissolution, restructuring, recapitalization, reclassification or similar change in capitalization or other reorganization (other than liquidation or dissolution of any dormant Subsidiary);

(b) incur, assume, guarantee or repurchase or otherwise become liable for any Indebtedness, or issue or sell any debt securities or rights to acquire debt securities, in any such case in a principal amount exceeding $1,000,000, except for borrowings or drawdowns disclosed in Section 6.1(2)(b) of the Company Disclosure Letter or as otherwise required in order to consummate the Transactions;

(c) transfer, issue, sell, grant, pledge, create a security interest over, or otherwise dispose of (i) any of the Equity Securities of the Company or any of its Subsidiaries to a third party, or (ii) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitment obligations of the Company or any of its Subsidiaries to purchase or obtain any Equity Securities of the Company or any of its Subsidiaries to a third party, other than (A) the grant of awards under the ESOP in the Ordinary Course, (B) the issuance of Pre-Subdivision Ordinary Shares upon the exercise of any Company Option outstanding on the date hereof, (C) the issuance of Pre-Subdivision Ordinary Shares upon conversion of Company Preferred Shares in accordance with the Company Charter, (D) the issuance of Equity Securities by a Subsidiary of the Company (x) to the Company or a wholly owned Subsidiary of the Company, or (y) on a pro rata basis to all shareholders of such Subsidiary, or (E) the issuance of any Equity Securities of the Company pursuant to the PIPE Subscription Agreements;

(d) sell, lease, sublease, license, transfer, abandon, allow to lapse or dispose of any material property or assets (other than Intellectual Property Rights), in any single transaction or series of related transactions, other than (i) dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Company or its Subsidiaries in the Ordinary Course, (ii) transactions pursuant to Contracts entered into in the Ordinary Course, or (iii) transactions that do not exceed $1,000,000 individually and $2,000,000 in the aggregate;

(e) sell, assign, transfer, lease, license or sublicense, abandon, permit to lapse or otherwise dispose of or impose any Encumbrance (other than Permitted Encumbrances) upon any material Owned IP, in each case, except for (i) non-exclusive licenses or non-material exclusive licenses under material Owned IP granted in the Ordinary Course or (ii) the expiration of any Registered IP at the end of its statutory term;

(f) disclose any material trade secrets or material confidential information other than pursuant to a written non-disclosure agreement or other non-disclosure obligation;

(g) make any acquisition of, or investment in, a business, by purchase of stock, securities or assets, merger or consolidation, or contributions to capital, or loans or advances, in any such case, with a value or purchase price in excess of $1,000,000 individually and $2,000,000 in the aggregate;

(h) settle any Action by any Governmental Authority or any other third party for an amount in excess of $1,000,000 individually and $2,000,000 in the aggregate;

(i) (i) split, combine, subdivide, reclassify its Equity Securities, except for any such transaction by a wholly owned Subsidiary of the Company that remains a wholly owned Subsidiary of the Company after consummation of such transaction, (ii) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its Equity Securities, except for the redemption of Equity Securities issued under the ESOP or as disclosed in Section 6.1(2)(i) of the Company Disclosure Letter, (iii) declare, set aside, establish a record date for, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital other than dividends or distributions by any Subsidiary of the Company on a pro rata basis to its shareholders, or (iv) amend any term or alter any rights of any of its outstanding Equity Securities;

(j) authorize, make or incur any capital expenditures or obligations or liabilities in connection therewith, other than (i) in the Ordinary Course, or (ii) any capital expenditures or obligations or liabilities in an amount not to exceed $1,000,000 individually and $2,000,000 in the aggregate;

(k) except in the Ordinary Course, (i) enter into any Material Contract, (ii) amend any such Material Contract in any material respect, or transfer, terminate or waive any rights or entitlement of material value under any Material Contracts, in each case in a manner that is materially adverse to the Company and its Subsidiaries, taken as a whole;

(l) voluntarily terminate (or permit to lapse) (other than expiration in accordance with its terms), suspend, abrogate, amend or modify any Material Permit except in the Ordinary Course or as would not be material to the business of the Company and its Subsidiaries, taken as a whole;

(m) make any material change in its accounting principles or methods unless required by GAAP or applicable Laws;

(n) except in the Ordinary Course, (i) make, change or revoke any election in respect of material Taxes, (ii) adopt or change any material Tax accounting method, (iii) file any material amended Tax Return, (iv) enter into any material Tax “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Tax Law) with any Governmental Authority, (v) settle any income or other material Tax claim or assessment, (vi) surrender any right to claim a refund of material Taxes, (vii) consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, or (viii) knowingly fail to pay any material Tax that becomes due and payable (including estimated Tax payments) (other than Taxes being contested in good faith and for which adequate reserves have been established in the Audited Financial Statements in accordance with GAAP);

(o) take any action where such action could reasonably be expected to prevent, impair or impede the Intended Tax Treatment (as defined in the Sponsor Support Agreement);

(p) except as required by any Benefit Plan as in effect on the date of this Agreement and set forth in Section 3.17(a) of the Company Disclosure Letter, (w) increase the compensation or benefits payable or provided, or to become payable or provided to, any current or former directors, officers or individual service providers of the Company or any of its Subsidiaries whose total annual compensation opportunity exceeds $200,000, except for bonus (including bonus opportunity) increases, base salary increases or in connection with any promotions, in each case in the Ordinary Course not exceeding $200,000 on an individual basis, (x) except in the Ordinary Course, grant or announce any cash or equity or equity-based incentive awards, transaction bonuses, retention bonuses, or severance to any current or former directors, officers or individual service providers of the Company or any of its Subsidiaries, (y) accelerate the time of payment, vesting or funding of any compensation or benefits under any material Benefit Plan due to any current or former directors, officers or individual service providers of the Company or any of its Subsidiaries, or (z) hire, engage, terminate (other than for “cause”), furlough or temporary layoff any employee of the Company or any of its Subsidiaries whose total annual cash compensation exceeds $1,000,000;

(q) except as required by any Benefit Plan as in effect on the date of this Agreement and set forth in Section 3.17(a) of the Company Disclosure Letter, or as otherwise required by Law, amend, modify, or terminate any Benefit Plan or adopt or establish a new Benefit Plan (or any plan, program, agreement or other arrangement that would be a Benefit Plan if in effect as of the date of this Agreement), provided that any changes to Benefit Plans in the ordinary course due to annual renewals are excepted from this section;

(r) affirmatively waive or release any non-competition or non-solicitation obligation of any current or former directors, officers or individual service providers (whose total annual cash compensation exceeds $1,000,000) of the Company or any of its Subsidiaries; or

(s) enter into any agreement or otherwise make a commitment to do any of the foregoing (except to the extent that such an agreement or commitment would be permitted by a subsection of the foregoing subsections (a) through (q));

provided, however, that during the period from the First Merger Effective Time through the Second Merger Effective Time, the Surviving Entity and Merger Sub II shall not take any action except as required or contemplated by this Agreement or the other Transaction Documents. For the avoidance of doubt, if any action taken or refrained from being taken by the Company or a Subsidiary is covered by a subsection of this Section 6.1 and not prohibited thereunder, the taking or not taking of such action shall be deemed not to be in violation of any other part of this Section 6.1.

Section 6.2 Access to Information. Upon reasonable prior written notice and subject to applicable Laws and COVID-19 Measures, from the date of this Agreement until the Second Merger Effective Time, the Company shall, and shall cause each of its Subsidiaries and each of its and its Subsidiaries’ officers, directors and employees to, and shall use its commercially reasonable efforts to cause its Representatives to, afford SPAC and its officers, directors, employees and Representatives, following reasonable notice from SPAC in accordance with this Section 6.2, in such manner as to not interfere with the normal business operation of the Company and its Subsidiaries, reasonable access during normal business hours to the officers, directors, employees, agents, Representatives, properties, offices and other facilities, books and records of each of it and its Subsidiaries, as shall be reasonably requested solely for purposes of and that are necessary for consummating the Transactions; provided, however, that in each case, the Company and its Subsidiaries shall not be required to disclose any document or information, or permit any inspection, that would, in the reasonable judgment of the Company, (a) result in the disclosure of any trade secrets or violate the terms of any confidentiality provisions in any agreement with a third party,

(b) result in a violation of applicable Laws, including any fiduciary duty, (c) waive the protection of any attorney-client work product or other applicable privilege or (d) result in the disclosure of any sensitive or personal information that would expose the Company to the risk of Liabilities. All information and materials provided pursuant to this Agreement will be subject to the provisions of the NDA.

Section 6.3 Acquisition Proposals and Alternative Transactions. During the Interim Period, the Company shall not, and it shall cause its Controlled Affiliates and its and their respective Representatives not to, directly or indirectly: (a) solicit, initiate, submit, facilitate (including by means of furnishing or disclosing information), discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with any third-party (including any Competing SPAC) with respect to a Company Acquisition Proposal; (b) furnish or disclose any non-public information to any third-party (including to any Competing SPAC) in connection with or that would reasonably be expected to lead to a Company Acquisition Proposal; (c) enter into any agreement, arrangement or understanding with any third party (including a Competing SPAC) regarding a Company Acquisition Proposal; (d) prepare or take any steps in connection with a public offering of any Equity Securities of the Company, any of its Subsidiaries, or a newly-formed holding company of the Company or such Subsidiaries or (e) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing.

Section 6.4 D&O Indemnification and Insurance.

(a) From and after the Closing, the Surviving Company and the Company shall jointly and severally indemnify and hold harmless each present and former director and officer of SPAC (in each case, solely to the extent acting in his or her capacity as such and to the extent such activities are related to the business of SPAC) (the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that SPAC would have been permitted under applicable Laws and its Organizational Documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Laws). Without limiting the foregoing, the Surviving Company and the Company shall (i) maintain for a period of not less than six years from the Closing provisions in their Organizational Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of SPAC’s former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the Organizational Documents of SPAC in each case, as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would materially and adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(b) For a period of six years from the Closing, the Company shall maintain in effect directors’ and officers’ liability insurance (the “D&O Insurance”) covering those Persons who are currently covered by SPAC’s directors’ and officers’ liability insurance policies (including, in any event, the D&O Indemnified Parties) on terms not less favorable than the terms of such current insurance coverage and with insurance carriers with the same or better credit rating, except that in no event shall the Company or the Surviving Company be required to pay an aggregate amount for such insurance in excess of 300% of the aggregate annual premium payable by SPAC for such insurance policy for the year ended December 31, 2023, as the case may be (“Maximum Annual Premium”); provided, however, that (i) the Company may cause SPAC to extend coverage under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy (a “D&O Tail”) with respect to claims existing or occurring at or prior to the Closing and if and to the extent such policies have been obtained prior to the Closing with respect to any such Persons, the Company shall, and shall cause the Surviving Company to, maintain such policies in effect and continue to honor the obligations thereunder, and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 6.4 shall be continued in respect of such claim until the final disposition thereof. If the Company or Surviving Company is unable to obtain the policies for an amount less than or equal to the Maximum Annual Premium, the Company or Surviving Company will instead obtain insurance with as much coverage as reasonably practicable for an annual premium equal to the Maximum Annual Premium. The costs of any D&O Insurance for the period after the Closing Date, and the cost of any D&O Tail to the extent in effect following the Closing Date, shall be borne by the Company and shall not be a SPAC Transaction Expense.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 6.4 shall survive the Closing indefinitely and shall be binding, jointly and severally, on the Surviving Company and the Company and all of their respective successors and assigns. In the event that the Surviving Company, the Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Company or the Company, respectively, shall ensure that proper provision shall be made so that the successors and assigns of the Surviving Company or the Company, as the case may be, shall succeed to the obligations set forth in this Section 6.4.

(d) The provisions of Section 6.4(a) through (c): (i) are intended to be for the benefit of, and shall be enforceable by, each Person who is now, or who has been at any time prior to the date of this Agreement or who becomes prior to the Closing, a D&O Indemnified Party, his or her heirs and his or her personal representatives, (ii) shall be binding on the Surviving Company and the Company and their respective successors and assigns, (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have, whether pursuant to Law, Contract, Organizational Documents, or otherwise and (iv) shall survive the consummation of the Closing and shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party.

Section 6.5 Notice of Developments. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company and each Merger Sub shall promptly (and in any event prior to the First Merger Effective Time) notify SPAC in writing, and SPAC shall promptly (and in any event prior to the First Merger Effective Time) notify the Company and each Merger Sub in writing, upon any of the Group Companies, the Merger Subs or SPAC, as applicable, becoming aware (awareness being determined with reference to the Knowledge of the Company or the Knowledge of SPAC, as the case may be): (i) of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which has caused or is reasonably likely to cause any condition to the obligations of any party to effect the Transactions not to be satisfied or (ii) of any notice or other communication from any Governmental Authority which is reasonably likely to have a material adverse effect on the ability of the parties hereto to consummate the Transactions or to materially delay the timing thereof. The delivery of any notice pursuant to this Section 6.5 shall not cure any breach of any representation or warranty requiring disclosure of such matter or any breach of any covenant, condition or agreement contained in this Agreement or any other Transaction Document or otherwise limit or affect the rights of, or the remedies available to, SPAC or the Company, as applicable. Notwithstanding anything to the contrary herein, any failure to give such notice pursuant to this Section 6.5 shall not give rise to any Liability of the Company or SPAC or be taken into account in determining whether the conditions in Article IX have been satisfied or give rise to any right of termination set forth in Article X.

Section 6.6 Financials.

(a) As promptly as reasonably practicable following the date of this Agreement, the Company shall deliver to SPAC, the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2023, and the related audited consolidated statements of income and profit and loss, and cash flows for the year then ended, which comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof (the “2023 Financial Statements”). Upon delivery of the 2023 Financial Statements, the representations and warranties set forth in Section 3.9 shall be deemed to apply to the 2023 Financial Statements in the same manner as the Audited Financial Statements, mutatis mutandis, with the same force and effect as if included in Section 3.9 as of the date of this Agreement.

(b) The Company and SPAC shall each use its reasonable efforts (i) to assist the other, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of the Company, any of its Subsidiaries or SPAC, in preparing in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Proxy/Registration Statement and any other filings to be made by SPAC or the Company with the SEC in connection with the Transactions and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Laws or requested by the SEC in connection therewith.

Section 6.7 No Trading. The Company acknowledges and agrees that it is aware, and that its Controlled Affiliates have been made aware of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that it shall not purchase or sell any securities of SPAC in violation of such Laws, or cause or encourage any Person to do the foregoing.

Section 6.8 Nasdaq Listing. The Company shall use its commercially reasonable efforts to (and SPAC shall reasonably cooperate in connection therewith): (a) submit an initial listing application to Nasdaq in connection with the Transactions; (b) satisfy all applicable initial listing standard s and requirements of Nasdaq and obtain Nasdaq’s approval of its initial listing application; and (c) cause the Registrable Securities to be approved for listing on the Nasdaq and accepted for clearance by DTC, subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the First Merger Effective Time.

Section 6.9 Post-Closing Directors and Officers of the Company. Subject to the terms of the Amended Company Charter, the Company shall take all such action within its power as may be necessary or appropriate such that immediately following the Closing, (a) the Company Board shall have been reconstituted to consist of no less than seven directors, and (b) unless the Company is eligible for and elects to follow the home country practice in accordance with the relevant Nasdaq listing rules, the majority of directors shall satisfy the independence requirement and other qualifications for the applicable committee as required by applicable Laws or under the Nasdaq listing rules. SPAC shall have the right to designate one (1) board observer to the Company Board immediately following the Closing.

Section 6.10 Shareholder Lock-Up Agreements. As soon as reasonably practicable following execution of this Agreement, and in any event prior to the Closing, the Company shall use commercially reasonable efforts to deliver, or cause to be delivered, to SPAC copies of Shareholder Lock-Up Agreements substantially in the form attached hereto as Exhibit B (each, a “Shareholder Lock-Up Agreement”) executed by each Company Shareholder (prior to giving effect to any PIPE Investment).

ARTICLE VII
COVENANTS OF SPAC

Section 7.1 Nasdaq Listing. During the Interim Period, SPAC shall use reasonable best efforts to ensure SPAC remains listed as a public company on Nasdaq and maintain the listing of the SPAC Class A Ordinary Shares, the SPAC Warrants and the SPAC Units on Nasdaq. Prior to the Closing Date, SPAC shall cooperate with the Company and use reasonable best efforts to take such actions as are reasonably necessary or advisable to cause the SPAC Class A Ordinary Shares, SPAC Warrants and SPAC Units to be delisted from Nasdaq and deregistered under the Exchange Act as soon as practicable following the First Merger Effective Time.

Section 7.2 Conduct of Business. Except (i) as contemplated or permitted by the Transaction Documents (including as contemplated by any PIPE Investment), (ii) as required by applicable Laws (including for this purpose any COVID-19 Measures) or relevant Governmental Authorities, or (iii) as consented to by the Company in writing (which consent shall not be unreasonably withheld, conditioned or delayed), during the Interim Period, SPAC

(1) shall operate its business in the Ordinary Course and (2) shall not:

(a) (i) seek any approval from SPAC Shareholders to change, modify or amend the Trust Agreement or the SPAC Charter, except as contemplated by the SPAC Transaction Proposals or (ii) change, modify or amend the Trust Agreement or its Organizational Documents (including but not limited to entering into any settlement, conciliation or similar Contract that would require any payment from the Trust Account), except as expressly contemplated by the SPAC Transaction Proposals;

(b) (i) declare, set aside, establish a record date for, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital, (ii) split, combine, subdivide, reclassify or amend any terms of its Equity Securities or (iii) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its Equity Securities, other than a redemption of SPAC Class A Ordinary Shares in connection with the exercise of any SPAC Shareholder Redemption Right by any SPAC Shareholder or upon conversion of SPAC Class B Ordinary Shares in accordance with the SPAC Charter;

(c) merge, consolidate or amalgamate with or into, or acquire (by purchasing a substantial portion of the assets of or any equity in, or by any other manner) or make any advance or loan to or investment in any other Person or be acquired by any other Person;

(d) except in the Ordinary Course, (i) make, change or revoke any election in respect of material Taxes, (ii) adopt or change any material Tax accounting method, (iii) file any material amended Tax Return, (iv) enter into any material Tax “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with any Governmental Authority, (v) settle any income or other material Tax claim or assessment, (vi) surrender any right to claim a refund of material Taxes, (vii) consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, or (viii) knowingly fail to pay any material Tax that becomes due and payable (including estimated Tax payments) (other than Taxes being contested in good faith and for which adequate reserves have been established in the SPAC Financial Statements in accordance with GAAP);

(e) take any action which could reasonably be expected to prevent, impair or impede the Intended Tax Treatment;

(f) (i) enter into, renew or amend in any material respect, any transaction or material Contract, except for material Contracts entered into in the Ordinary Course, (ii) extend, transfer, terminate or waive any right or entitlement of material value under any material Contract, in a manner that is materially adverse to the SPAC, (iii) enter into any settlement, conciliation or similar Contract that would impose non-monetary obligations of SPAC or any of its Affiliates (or the Company or any of its Subsidiaries after the Closing); provided, however, that notwithstanding anything to the contrary contained in this Agreement, even if done in the Ordinary Course, SPAC shall not enter into, renew or amend in any respect, any transaction or Contract involving an Affiliate or Related Party of SPAC, Sponsor or any Affiliate of Sponsor, except as expressly provided in the Transaction Documents;

(g) incur, assume, guarantee or repurchase or otherwise become liable for any Indebtedness, or issue or sell any debt securities or options, warrants, rights or conversion or other rights to acquire debt securities, or other material Liability, in any case in a principal amount or amount, as applicable, other than (i) Indebtedness or other Liabilities expressly set out in Section 7.2(g) of the SPAC Disclosure Letter, or (ii) Liabilities that qualify as SPAC Transaction Expenses;

(h) (i) incur any Working Capital Loan, except as set forth in Section 7.2(h) of the SPAC Disclosure Letter, or (ii) convert any Working Capital Loan into SPAC Units or other Equity Securities of SPAC;

(i) make any change in its accounting principles or methods unless required by GAAP or applicable Laws;

(j) (i) issue any Equity Securities, other than the issuance of Equity Securities of SPAC pursuant to this Agreement or any other Transaction Documents, or the issuance of SPAC Class A Ordinary Shares upon conversion of SPAC Class B Ordinary Shares in accordance with the SPAC Charter or (ii) grant any options, warrants, rights of conversion or other equity-based awards or phantom equity;

(k) settle or agree to settle any Action before any Governmental Authority or any other third party or that imposes injunctive or other non-monetary relief on SPAC;

(l) form any Subsidiary;

(m) liquidate, dissolve, reorganize or otherwise wind-up the business and operations of SPAC or propose or adopt a plan of complete or partial liquidation or dissolution, consolidation, restructuring, recapitalization, reclassification or similar change in capitalization or other reorganization of SPAC; or

(n) enter into any agreement or otherwise make any commitment to do any action prohibited under this Section 7.2.

Section 7.3 Acquisition Proposals and Alternative Transactions. During the Interim Period, SPAC will not, and it will cause its Affiliates and its and their respective Representatives not to, directly or indirectly: (a) solicit, initiate, submit, facilitate (including by means of furnishing or disclosing information), discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a SPAC Acquisition Proposal; (b) furnish or disclose any non-public information to any person or entity in connection with or that could reasonably be expected to lead to a SPAC Acquisition Proposal; (c) enter into any agreement, arrangement or understanding regarding a SPAC Acquisition Proposal; or (d) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing.

Section 7.4 Public Filings of SPAC. From the date of this Agreement through the Closing, SPAC will use reasonable best efforts to keep current and accurately and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws. As promptly as practicable after the execution of this Agreement, SPAC shall prepare and file a Current Report on Form 8-K under the Exchange Act to disclose the execution of this Agreement (the form and substance of which shall have been approved by the Company prior to the execution of this Agreement).

Section 7.5 Section 16 Matters. Prior to the Closing Date, SPAC shall take all such steps (to the extent permitted under applicable Law) as are reasonably necessary to cause any acquisition or disposition of SPAC Class A Ordinary Shares or any derivative thereof that occurs or is deemed to occur by reason of or pursuant to the Transactions by each Person who is or will be or may become subject to Section 16 of the Exchange Act with respect to the Company, including by virtue of being deemed a director by deputization, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.6 SPAC Extension. In the event that the Mergers are not consummated by September 1, 2024 and it is reasonably determined by the Company and SPAC that it is reasonably likely that the Merger will not be consummated by September 30, 2024, SPAC shall (a) use its reasonable best efforts to cause the SPAC Board to approve such amendment to the SPAC Charter to provide that the date by which SPAC must consummate a Business Combination in accordance with the SPAC Charter is extended from September 30, 2024 to March 31, 2025 (such date by which SPAC must consummate a Business Combination in accordance with the SPAC Charter, as amended, and as may be extended in accordance with the provisions of this Section 7.6, the “Business Combination Deadline” and such proposal, the “Extension Proposal”) and resolve to recommend that the SPAC Shareholders approve such Extension Proposal by special resolution (the “Extension Recommendation”), and not change or modify or propose to change or modify the Extension Recommendation, and (b) prepare and file with the SEC a proxy statement (such proxy statement, together with any amendments or supplements thereto, the “Extension Proxy Statement”) for the purpose of soliciting proxies from SPAC Shareholders for the Extension Proposal, which shall include, among other things, (x) a description and introduction of the Company, and (y) a statement that this Agreement and other Transaction Documents have been entered into. SPAC and the Company shall discuss in good faith and agree upon the terms of the Extension Proposal, including the proposed amendments to the SPAC Charter and additional economic incentives, if any, to be offered to SPAC Shareholders in connection with their approval of the Extension Proposal. SPAC shall (i) comply in all material respects with all applicable Laws, any applicable rules and regulations of Nasdaq, the SPAC Charter and this Agreement in connection with the preparation, filing and distribution of the Extension Proxy Statement, any solicitation of proxies thereunder, the holding of an extraordinary general meeting of SPAC Shareholders to consider, vote on and approve the Extension Proposal (the “SPAC Shareholder Extension Approval”), exercise of the SPAC Shareholder Redemption Right related thereto and making any necessary filings with the Registrar of Companies of the Cayman Islands, and (ii) respond to any comments or other communications, whether written or oral, that SPAC or its counsel may receive from time to time from the SEC or its staff with respect to the Extension Proxy Statement. SPAC or Sponsor shall be responsible for funding any Extension Expenses prior to the earlier of (x) the Closing Date and (y) a valid termination of this Agreement in accordance with Section 10.1. Section 8.2(b) shall apply mutatis mutandis to the Extension Proxy Statement, the Extension Recommendation and the SPAC Shareholder Extension Approval, including with respect to the actions to be taken by the SPAC Board in connection therewith.

ARTICLE VIII
JOINT COVENANTS

Section 8.1 Regulatory Approvals; Other Filings.

(a) Each of the Company, SPAC and the Merger Subs shall use their commercially reasonable efforts to cooperate in good faith with any Governmental Authority and to undertake promptly any and all action required to obtain any necessary or advisable regulatory approvals, consents, Actions, nonactions, or waivers in connection with the Transactions (the “Regulatory Approvals”) as soon as practicable and any and all action necessary to consummate the Transactions as contemplated hereby. Each of the Company, SPAC and the Merger Subs shall use commercially reasonable efforts to cause the expiration or termination of the waiting, notice or review periods under any applicable Regulatory Approval with respect to the Transactions as promptly as possible after the execution of this Agreement. Without limiting the foregoing, the Company and its Affiliates, if applicable, shall prepare and file or cause to be filed Notification and Report Forms pursuant to the HSR Act with respect to the Transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement (and in any event within fifteen (15) Business Days after the date of this Agreement).

(b) With respect to each of the Regulatory Approvals and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Company, SPAC and the Merger Subs shall (i) diligently and expeditiously defend and use commercially reasonable efforts to obtain any necessary clearance, approval, consent or Regulatory Approval under any applicable Laws prescribed or enforceable by any Governmental Authority for the Transactions and to resolve any objections as may be asserted by any Governmental Authority with respect to the Transactions; and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the Company and the Merger Subs shall promptly furnish to SPAC, and SPAC shall promptly furnish to the Company, copies of any material, substantive notices or written communications received by such party or any of its Affiliates from any Governmental Authority with respect to the Transactions, and each such party shall permit counsel to the other parties an opportunity to review in advance, and each such party shall consider in good faith the views of such counsel in connection with, any proposed material, substantive written communications by such party or its Affiliates to any Governmental Authority concerning the Transactions; provided, however, that none of SPAC, the Company or the Merger Subs shall enter into any agreement with any Governmental Authority relating to any Regulatory Approval contemplated in this Agreement without the prior written consent of the other parties hereto; provided, further, that none of the Company, the Merger Subs or SPAC shall enter into any agreement with any Governmental Authority with respect to the Transactions which (a) as a result of its terms materially delays the consummation of, or prohibits, the Transactions or (b) adds any condition to the consummation of the Transactions, in any such case, unless otherwise required by applicable Laws and with the prior written consent of the other parties hereto. To the extent not prohibited by Law, the Company and the Merger Subs agree to provide SPAC and its counsel, and SPAC agrees to provide to the Company and its counsel, the opportunity, to the extent practical, on reasonable advance notice, to participate in any material substantive meetings or discussions, either in person or by telephone, between such party or any of its Affiliates or Representatives, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions. Each of the Company, SPAC and the Merger Subs agrees to make all filings, to provide all information required of such party and to reasonably cooperate with each other, in each case, in connection with the Regulatory Approvals; provided, further, that such party shall not be required to provide information to the extent that (w) any applicable Law requires it or its Affiliates to restrict or prohibit access to such information, (x) in the reasonable judgment of such party, the information is subject to confidentiality obligations to a third party, (y) in the reasonable judgment of such party, the information is commercially sensitive and disclosure of such information would have a material impact on the business, results of operations or financial condition of such party, or (z) disclosure of any such information would reasonably be likely to result in the loss or waiver of the attorney-client, work product or other applicable privilege. The Company and SPAC shall jointly devise and implement the strategy for obtaining any necessary clearance or approval, for responding to any request, inquiry, or investigation, for electing whether to defend, and, if so, defending any lawsuit challenging the Transactions, and for all meetings and communications with any Governmental Authority concerning the Transactions.

Section 8.2 Preparation of Proxy/Registration Statement; SPAC Shareholders’ Meeting and Approvals.

(a) Proxy/Registration Statement.

(i) As promptly as reasonably practicable after the execution of this Agreement, SPAC, the Merger Subs and the Company shall prepare, and the Company shall file with the SEC, the Registration Statement (as amended or supplemented from time to time, and including the Proxy Statement, the “Proxy/Registration Statement”) relating to (x) the SPAC Shareholders’ Meeting to approve and adopt the SPAC Transaction Proposals and (y) the registration under the Securities Act of the Registrable Securities. SPAC, the Merger Subs and the Company each shall use their commercially reasonable efforts to (1) cause the Proxy/Registration Statement when filed with the SEC to comply in all material respects with all Laws applicable thereto and rules and regulations promulgated by the SEC, (2) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Proxy/Registration Statement, (3) cause the Proxy/Registration Statement to be declared effective under the Securities Act as promptly as practicable and (4) keep the Proxy/Registration Statement effective as long as is necessary to consummate the Transactions. Prior to the effective date of the Proxy/Registration Statement, the Company and SPAC shall take all or any action required under any applicable federal or state securities Laws in connection with the issuance of Company Ordinary Shares, Company Warrants and Incentive Warrants pursuant to this Agreement. Each of the Company, SPAC and the Merger Subs also agrees to use its commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the Transactions, and the Company and SPAC shall furnish all information, respectively, concerning SPAC and the Company, its Subsidiaries and any of their respective members or shareholders as may be reasonably requested in connection with any such action. As promptly as practicable after finalization and effectiveness of the Proxy/Registration Statement, SPAC shall, and shall use commercially reasonable efforts to, within five (5) Business Days of such finalization and effectiveness, mail the Proxy/Registration Statement to the SPAC Shareholders. Each of SPAC, the Merger Subs and the Company shall furnish to the other parties all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested by any of them or any Governmental Authority in connection with the Proxy/Registration Statement, or any other statement, filing, notice or application made by or on behalf of SPAC, the Merger Subs, the Company or their respective Affiliates to any Governmental Authority (including Nasdaq) in connection with the Transactions.

(ii) Any filing of, or amendment or supplement to, the Proxy/Registration Statement will be mutually prepared and agreed upon by SPAC and the Company. The Company will advise SPAC, promptly after receiving notice thereof, of the time when the Proxy/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of Company Ordinary Shares, Company Warrants and Incentive Warrants to be issued or issuable in connection with this Agreement for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy/Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information and responses thereto, and shall provide SPAC a reasonable opportunity to provide comments and amendments to any such filing. SPAC and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) any response to comments of the SEC or its staff with respect to the Proxy/Registration Statement and any amendment to the Proxy/Registration Statement filed in response thereto.

(iii) If, at any time prior to the First Merger Effective Time, any event or circumstance relating to SPAC or its officers or directors, should be discovered by SPAC which is required to be set forth in an amendment or a supplement to the Proxy/Registration Statement so that the Proxy/Registration Statement would not include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, SPAC shall promptly inform the Company. If, at any time prior to the First Merger Effective Time, any event or circumstance relating to the Company, any of its Subsidiaries (including the Merger Subs) or their respective officers or directors, should be discovered by the Company which is required to be set forth in an amendment or a supplement to the Proxy/Registration Statement so that the Proxy/Registration Statement would not include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company shall promptly inform SPAC. Thereafter, SPAC, the Merger Subs and the Company shall promptly cooperate in the preparation and filing of an appropriate amendment or supplement to the Proxy/Registration Statement describing or correcting such information, and SPAC and the Company shall promptly file such amendment or supplement with the SEC and, to the extent required by Law, disseminate such amendment or supplement to the SPAC Shareholders.

(b) SPAC Shareholders’ Approval.

(i) Prior to or as promptly as practicable after the Proxy/Registration Statement is declared effective under the Securities Act, SPAC shall establish a record date for, duly call, give notice of, convene and hold a meeting of the SPAC Shareholders (including any adjournment or postponement thereof, the “SPAC Shareholders’ Meeting”) in accordance with the SPAC Charter and applicable Law to be held as promptly as reasonably practicable and, unless otherwise agreed by SPAC and the Company in writing, in any event not more than thirty (30) days following the date that the Proxy/Registration Statement is declared effective under the Securities Act for the purpose of voting on the SPAC Transaction Proposals and obtaining the SPAC Shareholders’ Approval (including the approval of any adjournment or postponement of such meeting for the purpose of soliciting additional proxies in favor of the adoption of the SPAC Transaction Proposals), providing SPAC Shareholders with the opportunity to elect to exercise their SPAC Shareholder Redemption Right and such other matters as may be mutually agreed by SPAC and the Company. SPAC will use its reasonable best efforts (A) to solicit from its shareholders proxies in favor of the adoption of the SPAC Transaction Proposals, including the SPAC Shareholders’ Approval, and will take all other action necessary or advisable to obtain such proxies and SPAC Shareholders’ Approval and (B) to obtain the vote or consent of its shareholders required by and in compliance with all applicable Laws, Nasdaq rules and the SPAC Charter. SPAC (x) shall consult with the Company regarding the record date and the date of the SPAC Shareholders’ Meeting prior to determining such dates and (y) shall not adjourn or postpone the SPAC Shareholders’ Meeting without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that SPAC shall adjourn or postpone the SPAC Shareholders’ Meeting (1) to the extent necessary to ensure that any supplement or amendment to the Proxy/Registration Statement that SPAC or the Company reasonably determines (following consultation with the Company, except with respect to any Company Acquisition Proposal) is necessary to comply with applicable Laws, is provided to the SPAC Shareholders in advance of a vote on the adoption of the SPAC Transaction Proposals, (2) if, as of the time that the SPAC Shareholders’ Meeting is originally scheduled, there are insufficient SPAC Shares represented at such meeting (either in person or by proxy) to constitute a quorum necessary to conduct the business of the SPAC Shareholders’ Meeting, (3) if, as of the time that the SPAC Shareholders’ Meeting is originally scheduled, adjournment or postponement of the SPAC Shareholders’ Meeting is necessary to enable SPAC to solicit additional proxies required to obtain SPAC Shareholders’ Approval, (4) in order to seek withdrawals from SPAC Shareholders who have exercised their SPAC Shareholder Redemption Right if a number of SPAC Shares have been elected to be redeemed such that SPAC reasonably expects that the condition set forth in Section 9.3(b) will not be satisfied at the Closing; or (5) to comply with applicable Law; provided further, however, that without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), SPAC shall not adjourn or postpone on more than two (2) occasions and so long as the date of the SPAC Shareholders’ Meeting is not adjourned or postponed more than an aggregate of fifteen (15) consecutive days.

(ii) The Proxy/Registration Statement shall include a statement to the effect that SPAC Board has unanimously recommended that the SPAC Shareholders vote in favor of the SPAC Transaction Proposals at the SPAC Shareholders’ Meeting (such statement, the “SPAC Board Recommendation”), and neither the SPAC Board nor any committee thereof shall withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify, the SPAC Board Recommendation.

(c) Company Shareholders’ Approval.

(i) Prior to or as promptly as practicable after the Proxy/Registration Statement is declared effective under the Securities Act, the Company shall (A) solicit and obtain the Company Shareholders’ Approval in the form of an irrevocable unanimous written consent (the “Unanimous Written Consent”) of all the Company Shareholders, or (B) establish a record date for, duly call, give notice of, convene and hold a meeting of the Company Shareholders (including any adjournment or postponement thereof, the “Company Shareholders’ Meeting”) in accordance with the Company Charter and applicable Law to be held as promptly as reasonably practicable and, unless otherwise agreed by SPAC and the Company in writing, in any event not more than thirty (30) days following the date that the Proxy/Registration Statement is declared effective under the Securities Act for the purpose of voting on the Company Transaction Proposals and obtaining the Company Shareholders’ Approval (including the approval of any adjournment or postponement of such meeting for the purpose of soliciting additional proxies in favor of the adoption of the Company Transaction Proposals) and such other matters as may be mutually agreed by SPAC and the Company. The Company (x) shall consult with SPAC regarding the record date and the date of the Company Shareholders’ Meeting prior to determining such dates and (y) shall not adjourn or postpone the Company Shareholders’ Meeting without the prior written consent of SPAC (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that the Company shall adjourn or postpone the Company Shareholders’ Meeting (1) if, as of the time that the Company Shareholders’ Meeting is originally scheduled, there are insufficient Pre-Subdivision Shares represented at such meeting (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders’ Meeting, (2) if, as of the time that the Company Shareholders’ Meeting is originally scheduled, adjournment or postponement of the Company Shareholders’ Meeting is necessary to enable the Company to solicit additional proxies required to obtain Company Shareholders’ Approval, or (3) to comply with applicable Law; provided further, however, that without the prior written consent of SPAC (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall not adjourn or postpone on more than two (2) occasions and so long as the date of the Company Shareholders’ Meeting is not adjourned or postponed more than an aggregate of fifteen (15) consecutive days.

(ii) The Company shall send meeting materials to the Company Shareholders which shall seek the Company Shareholders’ Approval and shall include in all such meeting materials it sends to the Company Shareholders in connection with the Company Shareholders’ Meeting a statement to the effect that the Company Board has unanimously recommended that the Company Shareholders vote in favor of granting the Company Shareholders’ Approval (such statement, the “Company Board Recommendation”), and neither the Company Board nor any committee thereof shall withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify, the Company Board Recommendation.

Section 8.3 Support of Transaction. Without limiting any covenant contained in Article VI, or Article VII (a) the Company shall, and shall cause its Subsidiaries (including the Merger Subs) to, and (b) SPAC shall, (i) use commercially reasonable efforts to obtain all material consents and approvals of third parties that the Company and any of its Subsidiaries or SPAC, as applicable, are required to obtain in order to consummate the Transactions, and (ii) use commercially reasonable efforts to take such other action as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable; provided, however, that, notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, including this Article VIII, shall require the Company, any of its Subsidiaries or SPAC or any of their respective Affiliates to (A) commence or threaten to commence, pursue or defend against any Action, whether judicial or administrative, (B) seek to have any stay or Governmental Order vacated or reversed, (C) propose, negotiate, commit to or effect by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of any assets or businesses of the Company or any of its Subsidiaries or SPAC, (D) take or commit to take actions that limit the freedom of action of the Company, any of its Subsidiaries or SPAC with respect to, or the ability to retain, control or operate, or to exert full rights of ownership in respect of, any of the businesses, product lines or assets of the Company, any of its Subsidiaries or SPAC or (E) grant any financial, legal or other accommodation to any other Person, including agreeing to change any of the terms of the Transactions.

Section 8.4 Tax Matters.

(a) Each of SPAC, Merger Sub I, Merger Sub II, and the Group Companies shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by each other, in connection with the filing of relevant Tax Returns and the defense of relevant Tax audits or other similar proceedings. Such cooperation shall include retaining and (upon reasonable request) providing (with the right to make copies) records and information reasonably relevant to any such Tax Returns or Tax audits or other similar proceedings, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, and, to the extent applicable, (i) making available to holders of SPAC Securities factual information reasonably necessary and in such person’s possession or reasonably available to it to determine whether the Mergers may qualify for nonrecognition treatment, in whole or in part, under any provision of the Code (it being understood that (A) such holders shall rely on their own Tax advisors, and shall not rely on SPAC, the Merger Subs, the Group Companies, or any of their respective Affiliates or advisors, to make such determination and (B) no information so made available shall be construed as any representation by SPAC, the Merger Subs, the Group Companies, or any of their respective Affiliates or advisors with respect to the Tax treatment of the Transactions) and (ii) making available to SPAC Shareholders, at SPAC Shareholders’ sole cost and expense, information reasonably necessary to compute the taxable income of SPAC Shareholders (or their direct or indirect owners) arising as a result of SPAC’s status as a PFIC or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for any taxable period (or portion thereof) ending on or before the Closing Date, including timely providing a PFIC Annual Information Statement (as described in Treasury Regulations Section 1.1295-1(g)) to enable SPAC Shareholders to make and maintain a “Qualified Electing Fund” election under Section 1295 of the Code and the Treasury Regulations promulgated thereunder and information to enable SPAC Shareholders to report their allocable share of “subpart F” income under Section 951 of the Code and “global intangible low-taxed income” under Section 951A of the Code.

(b) The parties hereto shall (and shall cause their controlled Affiliates to) comply with the covenants set forth in Schedule 8.4(a) (the “Reorganization Covenants”).

(c) All Transfer Taxes will be borne by the party responsible therefor under applicable Law.

(d) Notwithstanding anything to the foregoing, none of SPAC or the Group Companies make any representation regarding whether the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368 of the Code.

Section 8.5 Shareholder Litigation. The Company shall promptly advise SPAC, and SPAC shall promptly advise the Company, as the case may be, of any Action commenced (or to the Knowledge of the Company or the Knowledge of SPAC, as applicable, threatened) on or after the date of this Agreement against such party, any of its Subsidiaries or any of its directors or officers by any Company Shareholder or SPAC Shareholder relating to this Agreement, the Mergers or any of the other Transactions (any such Action, “Shareholder Litigation”), and such party shall keep the other party reasonably informed regarding any such Shareholder Litigation. Other than with respect to any Shareholder Litigation where the parties identified in this sentence are adverse to each other or in the context of any Shareholder Litigation related to or arising out of a Company Acquisition Proposal or a SPAC Acquisition Proposal, (a) the Company shall give SPAC a reasonable opportunity to participate in the defense or settlement of any such Shareholder Litigation (and consider in good faith the suggestions of SPAC in connection therewith) brought against the Company, any of their respective Subsidiaries or any of their respective directors or officers and no such settlement shall be agreed to without the SPAC’s prior consent (which consent shall not be unreasonably withheld, conditioned or delayed) and (b) SPAC shall give the Company a reasonable opportunity to participate in the defense or settlement of any such Shareholder Litigation (and consider in good faith the suggestions of the Company in connection therewith) brought against SPAC or any of its directors or officers, and no such settlement shall be agreed to without the Company’s prior consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 8.6 PIPE Financing. SPAC and the Company shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable (a) to obtain executed PIPE Subscription Agreements, which shall have terms, and be in a form, reasonably acceptable to SPAC and the Company, from PIPE Investors pursuant to which the PIPE Investors commit to make private investments in public equity (in the form of SPAC Class A Ordinary Shares, Company Class A Ordinary Shares or other Equity Securities of the Company, as may be agreed by the Company and SPAC) at the Closing, and (b) to consummate the PIPE Investment substantially concurrently with the Closing. SPAC and the Company shall not, without the consent of the other party (such consent not to be unreasonably conditioned, withheld or delayed), permit any amendment or modification to be made to, or any waiver (in whole or in part) of any provision or remedy under, or any replacements of, any of the PIPE Subscription Agreements. From the date hereof until the Closing Date, SPAC and the Company shall, and shall cause their respective financial advisors and legal counsels to, keep each other and their respective financial advisors and legal counsels reasonably informed with respect to the PIPE Investment.

ARTICLE IX

CONDITIONS TO OBLIGATIONS

Section 9.1 Conditions to Obligations of SPAC, the Merger Subs and the Company. The obligations of SPAC, the Merger Subs and the Company to consummate, or cause to be consummated, the Transactions to occur at the Closing, are each subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by the party or parties whose obligations are conditioned thereupon:

(a) The SPAC Shareholders’ Approval shall have been obtained, and shall have not been withdrawn, revoked, varied or become invalid;

(b) The Company Shareholders’ Approval shall have been obtained, and shall have not been withdrawn or become invalid;

(c) The Proxy/Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Proxy/Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

(d) (i) The Company’s initial listing application with Nasdaq in connection with the Transactions shall have been conditionally approved and, immediately following the Closing, the Company shall satisfy any applicable initial and continuing listing requirements of Nasdaq, including the applicable public float requirements under Nasdaq listing rules, and the Company shall not have received any notice of non-compliance therewith, and (ii) the Company Class A Ordinary Shares and the Incentive Warrants representing the Merger Consideration to be issued in connection with the Transactions shall have been conditionally approved for listing on Nasdaq, subject to official notice of issuance;

(e) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Governmental Order that is then in effect and which has the effect of making the Closing illegal or which otherwise prevents or prohibits consummation of the Closing (any of the foregoing, a “restraint”), other than any such restraint that is immaterial, and all Regulatory Approvals required in connection with the Transactions have been obtained from or waived by the relevant Governmental Authority;

(f) The waiting periods (and any extensions thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been earlier terminated; and

(g) The Company Capital Restructuring shall have been completed in accordance with the terms hereof and the Company’s Organizational Documents.

Section 9.2 Conditions to Obligations of SPAC at Closing. The obligations of SPAC to consummate, or cause to be consummated, the Transactions to occur at the Closing are subject to the satisfaction of the following additional conditions as of the Closing Date, any one or more of which may be waived in writing by SPAC:

(a) The representations and warranties contained in Section 3.5 (Authorization) and Section 5.4 (Authorization) shall be true and correct in all respects as of the Closing Date as if made at the Closing Date. The representation and warranties contained in Section 3.3 (Capitalization of the Company) (other than Section 3.3(a) and Section 3.3(b)) and Section 3.4 (Capitalization of Subsidiaries) shall be true and correct in all material respects as of the Closing Date as if made at the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date). The representations and warranties contained in Section 3.3(a) and Section 3.3(b) (Capitalization of the Company) and Section 5.2 (Capitalization and Voting Rights) shall be true and correct in all respects, except for inaccuracies that, individually or in the aggregate, have no more than a de minimis effect as of the Closing Date as if made at the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be so true and correct at and as of such date). Each of the other representations and warranties of the Company and the Merger Subs contained in this Agreement shall be true and correct as of the Closing Date as if made at the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect;

(b) Each of the obligations and covenants of the Company and the Merger Subs as set forth in this Agreement and to be performed as of or prior to the Closing Date shall have been performed in all material respects, unless the applicable obligation has a materiality qualifier or similar qualification or exception in which case it shall have been duly performed in all respects; and

(c) There shall have not been a Company Material Adverse Effect following the date of this Agreement that is continuing and uncured.

Section 9.3 Conditions to Obligations of the Company and the Merger Subs at Closing. The obligations of the Company and the Merger Subs to consummate, or cause to be consummated, the Transactions to occur at the Closing, are subject to the satisfaction of the following additional conditions as of the Closing Date, any one or more of which may be waived in writing by the Company:

(a) The representations and warranties contained in Section 4.3 (Corporate Structure; Subsidiaries), Section 4.4 (Authorization) and Section 4.8(ii) (Absence of Changes) shall be true and correct in all respects as of the Closing Date as if made at the Closing Date. The representations and warranties contained in Section 4.2 (Capitalization and Voting Rights) shall be true and correct in all respects, except for inaccuracies that, individually or in the aggregate, have no more than a de minimis effect as of the Closing Date as if made at the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be so true and correct at and as of such date). Each of the other representations and warranties of SPAC contained in this Agreement shall be true and correct as of the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a SPAC Material Adverse Effect;

(b) Each of the obligations and covenants of SPAC as set forth in this Agreement and to be performed as of or prior to the Closing Date shall have been performed in all material respects, unless the applicable obligation has a materiality qualifier or similar qualification or exception in which case it shall have been duly performed in all respects

(c) There shall have not been a SPAC Material Adverse Effect following the date of this Agreement that is continuing and uncured; and

(d) The Sponsor Support Agreement and the Deferred Underwriting Commission Waiver shall be in full force and effect and no party thereto shall be in breach thereof or shall have failed to perform thereunder in any material respect.

Section 9.4 Frustration of Conditions. None of SPAC, the Merger Subs or the Company may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by such party’s failure to comply in all material respects with its obligations under Section 8.3.

ARTICLE X
TERMINATION/EFFECTIVENESS

Section 10.1 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the First Merger Effective Time:

(a) by mutual written consent of the Company and SPAC;

(b) by written notice from the Company or SPAC to the other if any Governmental Authority shall have enacted, issued, promulgated,enforced or entered any Governmental Order which has become final and non-appealable and has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions;

(c) by written notice from the Company to SPAC if the SPAC Board or any committee thereof has withheld, withdrawn, qualified, amended or modified, or publicly proposed or resolved to withhold, withdraw, qualify, amend or modify, the SPAC Board Recommendation;

(d) by written notice from the Company to SPAC if SPAC fails to obtain the SPAC Shareholder Extension Approval upon vote taken thereon at a duly convened meeting of the SPAC Shareholders (or at a meeting of SPAC Shareholders following any adjournment or postponement thereof);

(e) by written notice from the Company or SPAC to the other if the SPAC Shareholders’ Approval shall not have been obtained by reason of the failure to obtain the required vote at the SPAC Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof taken in accordance with this Agreement, which termination right shall not be exercisable by SPAC if SPAC has materially breached any of its obligations under Article VIII;

(f) by written notice from the Company or SPAC to the other if the Company Shareholders’ Approval shall not have been obtained by reason of the failure to obtain (i) the required vote at the Company Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof taken in accordance with this Agreement, or (ii) the Unanimous Written Consent, which termination right shall not be exercisable by the Company if the Company has materially breached any of its obligations under Article VIII;

(g) by written notice from SPAC to the Company if there is any breach of any representation, warranty, covenant or agreement on the part of the Company or a Merger Sub set forth in this Agreement, such that the conditions specified in Section 9.2 would not be satisfied at the relevant Closing Date (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company or such Merger Sub then, for a period of up to 30 days after receipt by the Company of written notice from SPAC of such breach, such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within such 30-day period, provided that SPAC shall not have the right to terminate this Agreement pursuant to this Section 10.1(g) if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement;

(h) by written notice from the Company to SPAC if there is any breach of any representation, warranty, covenant or agreement on the part of SPAC set forth in this Agreement, such that the conditions specified in Section 9.3 would not be satisfied at the relevant Closing Date (a “Terminating SPAC Breach”), except that if any such Terminating SPAC Breach is curable by SPAC then, for a period of up to 30 days after receipt by SPAC of written notice from the Company of such breach, such termination shall not be effective, and such termination shall become effective only if the Terminating SPAC Breach is not cured within such 30-day period, provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.1(h) if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement; or

(i) by written notice from SPAC or the Company to the other, if the transactions contemplated by this Agreement shall not have been consummated on or prior to the March 31, 2025 (such date, the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 10.1(i) will not be available to any party whose breach of any provision of this Agreement primarily caused or resulted in the failure of the Transactions to be consummated by such time; provided, further, that the Outside Date may be extended to a later date by mutual written consent of the Company and SPAC, in which case such later date shall be deemed the “Outside Date.”

Section 10.2 Effect of Termination.

(a) In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or shareholders, other than liability of the Company, SPAC or Merger Sub, as the case may be, for actual fraud or for any willful and material breach of this Agreement occurring prior to such termination, except that the provisions of this Section 10.2, Article XI and the NDA shall survive any termination of this Agreement.

(b) In the event that this Agreement is terminated pursuant to Section 10.1 (other than a termination pursuant to Section 10.1(c), Section 10.1(d) or Section 10.1(h)), then notwithstanding anything to the contrary herein, as soon as reasonably practicable following such a termination, SPAC shall deliver, or cause to be delivered, to the Company a written statement (the “SPAC Termination Statement”) setting forth the amount of the Extension Expenses, which shall include the wire transfer instructions thereof; provided that SPAC will consider in good faith the Company’s reasonable comments to the Extension Expenses set forth on the SPAC Termination Statement, and if any adjustments are made to the Extension Expenses set forth on the SPAC Termination Statement within five (5) Business Days of the Company’s receipt thereof, such adjusted

Extension Expenses shall thereafter become the Extension Expenses for all purposes of this Agreement. Within ten (10) Business Days after receiving the SPAC Termination Statement, the Company shall pay, or cause to be paid, to SPAC or SPAC’s designee an amount in cash equal to the Extension Expenses specified on the SPAC Termination Statement, as may be modified pursuant to the foregoing sentence.

ARTICLE XI
MISCELLANEOUS

Section 11.1 Trust Account Waiver. Notwithstanding anything to the contrary set forth in this Agreement, each of the Company and the Merger Subs acknowledges that it has read the publicly filed final prospectus of SPAC, filed with the SEC on June 24, 2022 (File No. 333-265135), including the Trust Agreement, and understands that SPAC has established the trust account described therein (the “Trust Account”) for the benefit of SPAC’s public shareholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. Each of the Company and the Merger Subs further acknowledges and agrees that SPAC’s sole assets consist of the cash proceeds of SPAC’s initial public offering (the “IPO”) and private placements of its securities occurring simultaneously with the IPO, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public shareholders. Accordingly, the Company (on behalf of itself and its Affiliates) and the Merger Subs hereby waive any past, present or future claim of any kind arising out of this Agreement against, and any right to access, the Trust Account, any trustee of the Trust Account to collect from the Trust Account any monies that may be owed to them by SPAC or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever, including for any knowing and intentional breach by any of the parties to this Agreement of any of its representations or warranties as set forth in this Agreement, or such party’s material breach of any of its covenants or other agreements set forth in this Agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of this Agreement. This Section 11.1 shall survive the termination of this Agreement for any reason.

Section 11.2 Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors or officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

Section 11.3 Notices. All general notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by courier or sent by registered post or sent by electronic mail to the intended recipient thereof at its address or at its email address set out below (or to such other address or email address as a party may from time to time notify the other parties). Any such notice, demand or communication shall be deemed to have been duly served (i) if given personally or sent by courier, upon delivery during normal business hours at the location of delivery or, if later, then on the next Business Day after the day of delivery; (ii) if sent by electronic mail during normal business hours at the location of delivery, immediately, or, if later, then on the next Business Day after the day of delivery; (iii) the third Business Day following the day sent by reputable international overnight courier (with written confirmation of receipt), and (iv) if sent by registered post, five days after posting. The initial addresses and email addresses of the parties for the purpose of this Agreement are:

(a)	If to SPAC, to:

SK Growth Opportunities Corporation
228 Park Avenue S #96693

New York, NY 10003

Attention: Richard Chin, Chief Executive Officer, Derek Jensen, Chief Financial Officer
Email: richardchin@skgrowthopportunities.com,
derekjensen@skgrowthopportunities.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304
Attention: Dan Ouyang, Robert Day

E-mail: douyang@wsgr.com, rday@wsgr.com

(b)	If to the Company or any Merger Sub, to:

Webull Corporation.

Address:

200 Carillon Parkway

St. Petersburg, Florida 33716

Attention: Haichen Wang, Chief Financial Officer; Ben James, General Counsel
E-mail: h.c.wang@webull.com; ben@webull.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis

26th Floor, Gloucester Tower, The Landmark
15 Queen’s Road Central, Hong Kong
Attention: Jesse Sheley

Email: jesse.sheley@kirkland.com

Section 11.4 Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties hereto and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

Section 11.5 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to (a) confer upon or give any Person (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company or any of its Subsidiaries, or any participant in any Benefit Plan or other benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), other than the parties hereto, any right or remedies under or by reason of this Agreement, (b) establish, amend or modify any Benefit Plan, and any other benefit plan, program, policy, agreement or arrangement or (c) limit the right of SPAC, the Company, the Merger Subs or their respective Affiliates to amend, terminate or otherwise modify any Benefit Plan or any other benefit plan, policy, agreement or other arrangement following the Closing; provided, however, that (i) the D&O Indemnified Parties (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 6.4, and (ii) the Non-Recourse Parties (and their respective successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.17.

Section 11.6 Expenses. Except as set forth in this Section 11.6 or elsewhere in this Agreement (including for the avoidance of doubt, the unpaid SPAC Transaction Expenses accrued after December 18, 2023, which shall be paid in accordance with Section 2.3(b)(v) if the Closing occurs), each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the Transactions, whether or not the Mergers or any other Transaction is consummated; provided, however, that the Company acknowledges and agrees to bear one hundred percent (100%) of any Company Transaction Fees.

Section 11.7 Governing Law. This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of laws that would otherwise require the application of the law of any other state (provided that the fiduciary duties of the Company Board and the SPAC Board, the Mergers and any exercise of appraisal and dissenters’ rights under the laws of the Cayman Islands with respect to the Mergers, shall in each case be governed by the laws of the Cayman Islands).

Section 11.8 Consent to Jurisdiction; Waiver of Trial by Jury. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF (I) THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE CITY AND COUNTY OF NEW YORK, BOROUGH OF MANHATTAN OR (II) THE COURTS OF THE STATE OF NEW YORK LOCATED IN THE CITY AND COUNTY OF NEW YORK, BOROUGH OF MANHATTAN (IN EACH CASE, INCLUDING ANY APPELLATE COURT THEREFROM) SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF, THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE CONVENIENT OR APPROPRIATE OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A NEW YORK STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 11.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 11.8.

Section 11.9 Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document, but all of which together shall constitute one and the same instrument. Copies of executed counterparts of this Agreement transmitted by electronic transmission (including by email or in .pdf format) or facsimile as well as electronically or digitally executed counterparts (such as DocuSign) shall have the same legal effect as original signatures and shall be considered original executed counterparts of this Agreement.

Section 11.10 Disclosure Letters. The Disclosure Letters (including, in each case, any section thereof) referenced in this Agreement are a part of this Agreement as if fully set forth herein. All references in this Agreement to the Disclosure Letters (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of the applicable Disclosure Letter to which it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgement that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality or that the facts underlying such information constitute a Company Material Adverse Effect or a SPAC Material Adverse Effect, as applicable.

Section 11.11 Entire Agreement. This Agreement (together with the Disclosure Letters), the NDA and the other Transaction Documents constitute the entire agreement among the parties to this Agreement relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the Transactions (including the Letter of Intent between SPAC and the Company, dated as of December 18, 2023). No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between such parties except as expressly set forth in the Transaction Documents.

Section 11.12 Amendments. This Agreement may be amended or modified in whole or in part prior to the First Merger Effective Time, only by a duly authorized agreement in writing in the same manner as this Agreement, which makes reference to this Agreement and which shall be executed by the Company, SPAC and the Merger Subs; provided, however, that after the Company Shareholder Approval or the SPAC Shareholders’ Approval has been obtained, there shall be no amendment or waiver that by applicable Laws requires further approval by the shareholders of the Company or the shareholders of SPAC, respectively, without such approval having been obtained.

Section 11.13 Publicity.

(a) All press releases or other public communications relating to the Transactions, and the method of the release for publication thereof, shall, prior to the Closing, be subject to the prior mutual approval of SPAC and the Company; provided, that no such party shall be required to obtain consent pursuant to this Section 11.13(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 11.13(a).

(b) The restriction in Section 11.13(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall, to the extent practicable, use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing.

Section 11.14 Confidentiality. The existence and terms of this Agreement and any information provided by either party hereto in connection with this Agreement and the Transactions are confidential and may not be disclosed by either party hereto, their respective Affiliates or any Representatives of any of the foregoing, and shall at all times be considered and treated as “Confidential Information” as such term is defined in the NDA. Notwithstanding anything to the contrary contained in the preceding sentence or in the NDA, each party shall be permitted to disclose Confidential Information, including the Transaction Documents, the fact that the Transaction Documents have been signed and the status and terms of the Transactions to its existing or potential Affiliates, joint ventures, joint venture partners, shareholders, lenders, underwriters, financing sources and any Governmental Authority (including Nasdaq), and to the extent required, in regulatory filings, and their respective Representatives; provided that such parties entered into customary confidentiality agreements or are otherwise bound by fiduciary or other duties to keep such information confidential.

Section 11.15 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties hereto further agree that if any provision contained in this Agreement is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained in this Agreement that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties hereto.

Section 11.16 Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waiver any requirement for the securing or posting of any bond in connection therewith.

Section 11.17 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the Persons that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a party hereto (and then only to the extent of the specific obligations undertaken by such party), (a) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, stockholder, Affiliate, agent, attorney, advisor or other Representative of any party hereto and (b) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, stockholder, Affiliate, agent, attorney, advisor or other Representative of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, the Merger Subs or SPAC under this Agreement or for any claim based on, arising out of, or related to this Agreement or the Transactions (each of the Persons identified in the foregoing sub-clauses (a) or (b), a “Non-Recourse Party”, and collectively, the “Non-Recourse Parties”).

Section 11.18 Non-Survival of Representations, Warranties and Covenants. Except as otherwise contemplated by Section 10.2, the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate (including confirmations therein), statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall not survive the Closing and shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained in this Agreement that by their terms expressly apply in whole or in part after the Closing, and then only with respect to any breaches occurring after the Closing and (b) this Article XI.

Section 11.19 Conflicts and Privilege.

(a) The Company, SPAC and the Merger Subs, on behalf of their respective successors and assigns, hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the Sponsor, the shareholders or holders of other equity interests of SPAC or the Sponsor or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Company or the Surviving Company) (collectively, the “SK Group”), on the one hand, and (y) the Company, the Surviving Company or any member of the Webull Group (as defined below), on the other hand, any legal counsel, including Wilson Sonsini Goodrich & Rosati (“WSGR”) and Maples and Calder (Cayman) LLP (“Maples”), that represented SPAC or the Sponsor prior to the Closing may represent the Sponsor or any other member of the SK Group, in such dispute even though the interests of such Persons may be directly adverse to the Company, or the Surviving Company, and even though such counsel may have represented SPAC in a matter substantially related to such dispute, or may be handling ongoing matters for the Company, the Surviving Company, or the Sponsor. The Company, SPAC and the Merger Subs, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Company), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction Documents or the transactions contemplated hereby or thereby) between or among SPAC, the Sponsor or any other member of the SK Group, on the one hand, and WSGR or Maples, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Closing and belong to the SK Group after the Closing, and shall not pass to or be claimed or controlled by the Company or the Surviving Company. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with SPAC or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Company and the Surviving Company.

(b) The Company, SPAC and the Merger Subs, on behalf of their respective successors and assigns, hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the shareholders or holders of other equity interests of the Company or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Company or the Surviving Company) (collectively, the “Webull Group”), on the one hand, and (y) the Surviving Company or any member of the SK Group, on the other hand, any legal counsel, including Kirkland & Ellis International LLP (“Kirkland”), Ogier (“Ogier”) and Han Kun Law Offices (“Han Kun”) that represented the Company prior to the Closing may represent any member of the Webull Group in such dispute even though the interests of such Persons may be directly adverse to the Company and the Surviving Company, and even though such counsel may have represented the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Company and the Surviving Company. The Company, SPAC and the Merger Subs, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Company), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction Documents or the transactions contemplated hereby or thereby) between or among the Company or any member of the Webull Group, on the one hand, and Kirkland, Ogier or Han Kun, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Closing and belong to the Webull Group after the Closing, and shall not pass to or be claimed or controlled by the Company or the Surviving Company. Notwithstanding the foregoing, any privileged communications or information shared by SPAC or Sponsor prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Company or the Surviving Company.

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In Witness Whereof the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

SPAC:
SK Growth Opportunities Corporation

By:	/s/ Derek Jensen
Name:	Derek Jensen
Title:	Chief Financial Officer

MERGER SUB I:
Feather Sound I Inc.

By:	/s/ Anquan Wang
Name:	Anquan Wang
Title:	Director

MERGER SUB II:
Feather Sound II Inc.

By:	/s/ Anquan Wang
Name:	Anquan Wang
Title:	Director

COMPANY:
Webull Corporation

By:	/s/ Anquan Wang
Name:	Anquan Wang
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

Exhibit A

FORM OF SPONSOR SUPPORT AGREEMENT

Exhibit B

FORM OF SHAREHOLDER LOCK-UP AGREEMENTS

Exhibit C

FORM OF REGISTRATION RIGHTS AGREEMENT

Exhibit D-1

FORM OF WARRANT ASSIGNMENT AGREEMENT

Exhibit D-2

FORM OF INCENTIVE WARRANT AREEMENT

Exhibit E-1

FORM OF PLAN OF FIRST MERGER

Exhibit E-2

FORM OF PLAN OF SECOND MERGER

Exhibit F-1

FORM OF A&R ARTICLES OF THE SURVIVING ENTITY

Exhibit F-2

FORM OF A&R ARTICLES OF THE SURVIVING COMPANY

Exhibit G

FORM OF AMENDED COMPANY CHARTER

Exhibit 10.1

SPONSOR SUPPORT AGREEMENT

This SPONSOR SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of February 27, 2024, by and among Webull Corporation, an exempted company incorporated with limited liability under the Laws of Cayman Islands (the “Company”), SK Growth Opportunities Corporation, an exempted company incorporated with limited liability under the Laws of Cayman Islands (“SPAC”), Auxo Capital Managers LLC, a Delaware limited liability company (“Sponsor”), and certain shareholders of SPAC set forth on Schedule A hereto (together with the Sponsor, collectively, the “SPAC Insiders” and each, a “SPAC Insider”).

WHEREAS, capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed thereto in the Business Combination Agreement (the “Business Combination Agreement”) entered into by and among the Company, Feather Sound I Inc., an exempted company incorporated with limited liability under the Laws of Cayman Islands and a wholly owned subsidiary of the Company (“Merger Sub I”), Feather Sound II Inc., an exempted company incorporated with limited liability under the Laws of Cayman Islands and a wholly owned subsidiary of the Company (“Merger Sub II”), and SPAC, pursuant to which, among other things, (i) Merger Sub I will merge with and into SPAC, with SPAC surviving the First Merger as a wholly owned subsidiary of the Company (the “First Merger”), and (ii) SPAC will merge with and into Merger Sub II, with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of the Company (the “Second Merger” and together with the First Merger, the “Mergers”);

WHEREAS, each SPAC Insider is, as of the date of this Agreement, the sole beneficial and legal owner (other than with respect to the Owned Shares of Sponsor, of which the individuals specified in the note to Schedule A may be deemed to have shared beneficial ownership) of (a) the number of SPAC Class B Ordinary Shares and (b) the number of SPAC Class A Ordinary Shares underlying SPAC Warrants, in each case, set forth opposite such SPAC Insider’s name on Schedule A hereto (all such shares set forth in clauses (a) and (b), being collectively referred to herein as the “Owned Shares” of such SPAC Insider; and the Owned Shares and any other SPAC Shares (or any securities convertible into or exercisable or exchangeable for SPAC Shares) acquired by such SPAC Insider after the date of this Agreement and during the term of this Agreement, being collectively referred to herein as the “Subject Shares” of such SPAC Insider); and

WHEREAS, as a condition to their willingness to enter into the Business Combination Agreement, the Company and SPAC have requested that each SPAC Insider enter into this Agreement.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated into this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

Representations and Warranties of SPAC Insiders

Each SPAC Insider hereby represents and warrants to the Company and SPAC as follows:

1.1  Corporate Organization. Such SPAC Insider, if an entity, is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has the requisite power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted.

1.2  Due Authorization. Such SPAC Insider, if an entity, has all requisite corporate power and authority, and if an individual, has full legal capacity, right and authority, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. If such SPAC Insider is an entity, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and no other corporate or equivalent proceeding on the part of such SPAC Insider is necessary to authorize the execution and delivery of this Agreement or such SPAC Insider’s performance hereunder. This Agreement has been duly and validly executed and delivered by such SPAC Insider and, assuming due authorization and execution by each other party hereto, this Agreement constitutes a legal, valid and binding obligation of such SPAC Insider, enforceable against such SPAC Insider in accordance with its terms, subject to the Enforceability Exceptions.

1.3  Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of other parties hereto contained in this Agreement, no consent of or with any Governmental Authority on the part of such SPAC Insider is required to be obtained or made in connection with the execution, delivery or performance by such SPAC Insider of this Agreement or the consummation by such SPAC Insider of the transactions contemplated hereby, other than (a) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder and (b) where the failure to obtain or make such consents or to make such filings or notifications would not prevent, impede or, in any material respect, delay or adversely affect the performance by such SPAC Insider of its obligations under this Agreement.

1.4  No-Conflict. The execution, delivery and performance by such SPAC Insider of this Agreement does not and will not (a) if such SPAC Insider is an entity, contravene or conflict with or violate any provision of, or result in the breach of the Organizational Documents of such SPAC Insider, (b) contravene or conflict with or result in a violation of any provision of any Law or Governmental Order binding upon or applicable to such SPAC Insider or any of its (or his or her) properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Contract to which such SPAC Insider is a party, or (d) result in the creation or imposition of any Encumbrance upon any of the properties or assets of such SPAC Insider, except in the case of each of clauses (b) through (d) that would not prevent, impede or, in any material respect, delay or adversely affect the performance by such SPAC Insider of its (or his or her) obligations under this Agreement.

1.5  Subject Shares. Subject to any Transfer permitted under Section 4.2, such SPAC Insider is the sole legal and beneficial owner of its (or his or her) Subject Shares (other than with respect to the Subject Shares of Sponsor, of which the individuals specified in the note to Schedule A may be deemed to have shared beneficial ownership), and all such Subject Shares are owned by such SPAC Insider free and clear of all Encumbrances, other than Encumbrances pursuant to this Agreement, the other Transaction Agreements, the SPAC Charter, the Letter Agreement (as defined below), or any applicable securities Laws. Such SPAC Insider does not legally or beneficially own any shares (or any securities convertible into or exercisable or exchangeable for shares) of SPAC other than the Subject Shares. Such SPAC Insider has the sole right to vote the Subject Shares, and none of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Subject Shares, except as contemplated by (a) this Agreement, and (b) the Letter Agreement, dated as of June 23, 2022, among SPAC, Sponsor and SPAC’s officers and directors (the “Letter Agreement”).

1.6 Acknowledgement. Such SPAC Insider understands and acknowledges that each of the Company and SPAC is entering into the Business Combination Agreement in reliance upon such SPAC Insider’s execution and delivery of this Agreement. Such SPAC Insider has received a copy of the Business Combination Agreement and is familiar with the provisions of the Business Combination Agreement.

1.7 Absence of Litigation. With respect to such SPAC Insider, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of such SPAC Insider, threatened against, such SPAC Insider or any of such SPAC Insider’s properties or assets (including such SPAC Insider’s Subject Shares) that could reasonably be expected to prevent, delay or impair the ability of such SPAC Insider to perform its (or his or her) obligations hereunder or to consummate the transactions contemplated hereby.

1.8 Adequate Information. Such SPAC Insider is a sophisticated shareholder and has adequate information concerning the business and financial condition of SPAC and the Company to make an informed decision regarding this Agreement and the transactions contemplated by the Business Combination Agreement, and has independently and without reliance upon SPAC or the Company and based on such information as such SPAC Insider has deemed appropriate, made its (or his or her) own analysis and decision to enter into this Agreement. Such SPAC Insider acknowledges that SPAC and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement or the Business Combination Agreement. Such SPAC Insider acknowledges that the agreements contained herein with respect to the Subject Shares held by such SPAC Insider are irrevocable and shall only terminate pursuant to Section 4.7 hereof.

1.9 Additional Representations and Warranties of Individual SPAC Insider. Such SPAC Insider, if an individual, (a) is not a minor, and is of full age and sound mind; and (b) has such knowledge and experience in financial and business matters that he or she is capable of evaluating the risks of the transactions contemplated by this Agreement and the other Transaction Documents.

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ARTICLE II

Representations and Warranties of SPAC

SPAC hereby represents and warrants to each SPAC Insider and the Company as follows:

2.1  Corporate Organization. SPAC is an exempted company duly incorporated, is validly existing and is in good standing under the Laws of the Cayman Islands and has the requisite corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted.

2.2  Due Authorization. SPAC has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the SPAC Board and no other corporate or equivalent proceeding on the part of SPAC is necessary to authorize the execution and delivery of this Agreement or SPAC’s performance hereunder (except that the SPAC Shareholders’ Approval is a condition to the respective obligations of each party to the Business Combination Agreement to consummate the Transactions). This Agreement has been duly and validly executed and delivered by SPAC and, assuming due authorization and execution by each other party hereto, this Agreement constitutes a legal, valid and binding obligation of SPAC, enforceable against SPAC in accordance with its terms, subject to the Enforceability Exceptions.

2.3  No-Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.5 of the Business Combination Agreement and obtaining the SPAC Shareholders’ Approval, the execution, delivery and performance by SPAC of this Agreement and the consummation of the transactions by SPAC contemplated hereby do not and will not (a) contravene or conflict with or violate any provision of, or result in the breach of the SPAC Charter, (b) contravene or conflict with or result in a violation of any provision of any Law or Governmental Order binding upon or applicable to SPAC or any of its properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Contract to which SPAC is a party, or (d) result in the creation or imposition of any Encumbrances upon any of the properties or assets of SPAC (including the Trust Account), except in the case of each of clauses (b) through (d) that would not prevent, impede or, in any material respect, delay or adversely affect the performance by SPAC of its obligations under this Agreement.

2.4  U.S. Tax Classification. Schedule 2.4 sets forth, as of the date hereof, (a) the entity classification, if applicable, and residence for U.S. federal (and applicable state and local) income Tax purposes of Sponsor and each SPAC Insider, and (b) if Sponsor is a partnership for U.S. federal (and applicable state and local) income Tax purposes, (i) each of its beneficial owners that are or would be required to report on their Tax Returns and/or pay Taxes associated with any items of income, gain, loss, deduction or credit with respect to the activities of Sponsor for U.S. federal (and applicable state and local) income Tax purposes, and the entity classification, if applicable, and residence for U.S. federal (and applicable state and local) income Tax purposes of each such beneficial owner and (ii) the percentage of any such income, gain, loss, deduction or credit that is or would be allocable to such owner for U.S. federal (and applicable state and local) income Tax purposes.

ARTICLE III

Representations and Warranties of the Company

The Company hereby represents and warrants to each SPAC Insider and SPAC as follows:

3.1  Corporate Organization. The Company is an exempted company duly incorporated, is validly existing and is in good standing under the Laws of the Cayman Islands and has the requisite corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. The Company is duly licensed or qualified and in good standing (where such concept is applicable) as a foreign entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole.

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3.2  Due Authorization. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to perform all obligations to be performed by it hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Company Board and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or the Company’s performance hereunder (except that the Company Shareholders’ Approval is a condition to the respective obligations of each party to the Business Combination Agreement to consummate the Transactions). This Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery by each other party hereto, this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

3.3  No-Conflict. Subject to the receipt of the consents, approvals, authorizations, and other requirements set forth in Section 3.6 of the Business Combination Agreement, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not, (a) contravene or conflict with, or trigger shareholder rights that have not been duly waived under, the Organizational Documents of the Company or any of its Subsidiaries, (b) contravene or conflict with or constitute a violation of any provision of any Law, permit or Governmental Order binding upon or applicable to the Company or any of its Subsidiaries or any of their respective assets or properties, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Material Contract, or (d) result in the creation or imposition of any Encumbrance on any asset, property or Equity Security of the Company or any of its Subsidiaries (other than any Permitted Encumbrances), except in the case of clauses (b) through (d) above as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

ARTICLE IV

Agreement to Vote; Certain Other Covenants of SPAC Insiders

Each SPAC Insider covenants and agrees during the term of this Agreement as follows:

4.1 Agreement to Vote.

(a)  In Favor of the Mergers. At any meeting of SPAC Shareholders called to seek the SPAC Shareholders’ Approval or SPAC Shareholder Extension Approval, including any extraordinary general meeting of SPAC, or at any adjournment thereof, or in connection with any written consent of SPAC Shareholders or in any other circumstances upon which a vote, consent or other approval with respect to the SPAC Transaction Proposals and any other transactions contemplated by the Business Combination Agreement and any other Transaction Documents, such SPAC Insider shall (i) if a meeting is held, appear at such meeting or otherwise cause the Subject Shares to be counted as present at such meeting for purposes of establishing a quorum, and (ii) vote or cause to be voted (including by proxy, class vote and/or written consent, if applicable) the Subject Shares in favor of granting the SPAC Shareholders’ Approval or the SPAC Shareholder Extension Approval or, if there are insufficient votes in favor of granting the SPAC Shareholders’ Approval or SPAC Shareholder Extension Approval, in favor of the adjournment of such meeting of SPAC Shareholders to a later date.

(b) Against Other Transactions. At any meeting of SPAC Shareholders or at any adjournment thereof, or in connection with any written consent of SPAC Shareholders or in any other circumstances upon which such SPAC Insider’s vote, consent or other approval is sought, such SPAC Insider shall (i) if a meeting is held, appear at such meeting or otherwise cause the Subject Shares to be counted as present at such meeting for purposes of establishing a quorum, and (ii) vote (or cause to be voted) the Subject Shares (including by proxy, withholding class vote and/or written consent, if applicable) against (A) any business combination agreement, merger agreement or merger, scheme of arrangement, business combination, consolidation, combination, sale of substantially all of its assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by SPAC or any public offering of any Equity Securities of SPAC (other than the Business Combination Agreement, the First Merger and the Transactions), (B) other than in connection with the Transactions, any SPAC Acquisition Proposal, (C) allowing SPAC to execute or enter into, any agreement related to a SPAC Acquisition Proposal, and (D) entering into any agreement, or agreement in principle requiring SPAC to impede, abandon, terminate or fail to consummate the transactions contemplated by the Business Combination Agreement or breach its obligations thereunder, which, in each of cases (B) and (D) of this sentence, would be reasonably likely to in any material respect impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by SPAC of, prevent or nullify any provision of the Business Combination Agreement or any other Transaction Document, the Mergers or any other Transaction or change in any manner the voting rights of any class of SPAC’s share capital.

(c)  Revoke Other Proxies. Such SPAC Insider represents and warrants that (i) any proxies or powers of attorney heretofore given in respect of the Subject Shares that may still be in effect are not irrevocable, (ii) such revocable proxies or powers of attorney have been or are hereby revoked, other than the voting and other arrangements under the Letter Agreement, and (iii) the donee(s) of such revocable proxies or powers of attorney have been notified of, and have acknowledged, the revocation by such SPAC Insider of such revocable proxies or powers of attorney.

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(d)  Irrevocable Proxy and Power of Attorney. Such SPAC Insider hereby unconditionally and irrevocably grants to, and appoints, in the event that such SPAC Insider shall for whatever reason fail to perform any of its obligations under Section 4.1(a), the Company and any individual designated in writing by the Company, and each of them individually, as such SPAC Insider’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such SPAC Insider, to vote the Subject Shares, or grant a written consent or approval in respect of the Subject Shares, in a manner consistent with Section 4.1(a). Such SPAC Insider agrees to execute such documents or certificates evidencing such proxy or power of attorney as the Company may reasonably request. Such SPAC Insider understands and acknowledges that the Company is entering into the Business Combination Agreement in reliance upon such SPAC Insider’s execution and delivery of this Agreement. Such SPAC Insider hereby affirms that the irrevocable proxy and power of attorney set forth in this Section 4.1(d) are given in connection with the execution of the Business Combination Agreement, and that such irrevocable proxy and power of attorney are given to secure a proprietary interest or the performance of obligations owed to the Company and may under no circumstances be revoked. Such SPAC Insider hereby ratifies and confirms all that such irrevocable proxy and power of attorney may lawfully do or cause to be done by virtue hereof. SUCH IRREVOCABLE PROXY AND POWER OF ATTORNEY SET FORTH IN THIS SECTION 4.1(d) IS COUPLED WITH AN INTEREST AND IS IRREVOCABLE IN ACCORDANCE WITH THE PROVISIONS OF THE POWERS OF ATTORNEY ACT (AS REVISED) OF THE CAYMAN ISLANDS. The irrevocable proxy and power of attorney granted hereunder shall be valid until the termination of this Agreement in accordance with its terms. Without limiting the foregoing, the irrevocable proxy and power of attorney granted hereunder shall not be revoked by the death, incapacity or bankruptcy of such SPAC Insider, or if such SPAC Insider is a body corporate, by its winding-up or dissolution.

4.2  No Transfer. From the date of this Agreement until the date of termination of this Agreement, such SPAC Insider shall not, directly or indirectly, (i) (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, with respect to any Subject Share, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b) (the actions specified in clauses (a) to (c), collectively, “Transfer”), other than pursuant to the First Merger, (ii) grant any proxies or powers of attorney or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Subject Shares), or enter into any other agreement, with respect to any Subject Shares, in each case, other than as set forth in the Business Combination Agreement, other Transaction Documents or any existing voting arrangements expressly set forth in the Letter Agreement, (iii) take any action that would reasonably be expected to make any representation or warranty of such SPAC Insider herein untrue or incorrect, or would reasonably be expected to have the effect of preventing or disabling any SPAC Insider from performing its (or his or her) obligations hereunder, or (iv) commit or agree to take any of the foregoing actions. Notwithstanding the foregoing, such SPAC Insider may make Transfers of the Subject Shares (A) pursuant to this Agreement, (B) to SPAC for no consideration for cancellation pursuant to the Non-Redemption Agreements, (C) upon the consent of the Company and SPAC, (D) between SPAC Insider and any of its Affiliates (and any of SPAC Insider’s and its Affiliates’ respective executive officers and directors) (provided that such Affiliate shall enter into a written agreement, in form and substance reasonably satisfactory to the Company and SPAC, agreeing to be bound by this Agreement to the same extent as SPAC Insider was with respect to such transferred Subject Shares), and (E) by virtue of SPAC Insider’s Organizational Documents upon liquidation or dissolution of such SPAC Insider, so long as, in each case of clauses (A) through (E), the power to vote (including, without limitation, by proxy or power of attorney) and otherwise fulfill such SPAC Insider’s obligations under this Agreement and the Business Combination Agreement is not relinquished or prior to and as a condition to the effectiveness of any such Transfer (provided that such transferee shall enter into a written agreement, in form and substance reasonably satisfactory to the Company and SPAC, agreeing to be bound by this Agreement to the same extent as such SPAC Insider was with respect to such transferred Subject Shares); provided, further, that in the case of clause (E), the transferee will not be required to assume voting obligations if the transferee’s assumption of such obligations would violate any applicable Laws, including any securities Laws, or would reasonably be expected to materially delay or impede the Proxy/Registration Statement being declared effective under the Securities Act. Each SPAC Insider acknowledges that any action attempted to be taken in violation of the preceding sentence shall be null and void. Each SPAC Insider agrees with, and covenants to, the Company and SPAC that such SPAC Insider shall not request SPAC to register the Transfer (by book-entry or otherwise) of any certificated or uncertificated interest representing any of the Subject Shares in violation of this Section 4.2.

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4.3  Waiver of Dissenters’ Rights. Such SPAC Insider hereby irrevocably waives, and agrees not to exercise or assert, any dissenters’ rights under Section 238 of the Cayman Companies Act and any other similar statute in connection with the Mergers and the Business Combination Agreement.

4.4  No Redemption. Such SPAC Insider irrevocably and unconditionally agrees that, from the date hereof and until the termination of this Agreement, such SPAC Insider shall not elect to cause SPAC to redeem any Subject Shares now or at any time legally or beneficially owned by such SPAC Insider, or submit or surrender any of its Subject Shares for redemption, in connection with the Transactions.

4.5  New Shares. In the event that prior to the Closing (i) any SPAC Shares or other securities are issued or otherwise issued to such SPAC Insider, including, without limitation, pursuant to any share dividend or distribution, or any change in any of the SPAC Shares or other share capital of SPAC by reason of any share subdivision, recapitalization, consolidation, exchange of shares or the like, (ii) such SPAC Insider acquires legal or beneficial ownership of any SPAC Shares after the date of this Agreement, including upon exercise of options or warrants, settlement of restricted share units or capitalization of working capital loans, or (iii) such SPAC Insider acquires the right to vote or share in the voting of any SPAC Share after the date of this Agreement (collectively, the “New Securities”), the terms “Subject Shares” shall be deemed to refer to and include such New Securities (including all such share dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged into).

4.6  Sponsor Letter Agreement. Each of the SPAC Insiders and SPAC hereby agree that (a) from the date hereof until the termination of this Agreement, none of them shall, or shall agree to, amend, modify or vary the Letter Agreement, except as otherwise provided for under this Agreement, the Business Combination Agreement or any other Transaction Document or with the prior written consent of the Company; and (b) the Lock-Up Restrictions (as defined below) shall supersede the lock-up provisions contained in the Letter Agreement.

4.7 Termination. This Agreement shall terminate upon the earlier of:

(a)  the Closing, provided, however, that upon such termination, (i) Section 4.3, Section 4.5, Section 4.6, this Section 4.7, Section 6.2, Section 6.5, Section 6.6, Section 6.7, Section 6.9 and Section 6.11 shall survive indefinitely; and (ii) Section 4.15, ARTICLE V, Section 6.1 and Section 6.10 shall survive until the date on which none of the Company, any SPAC Insider or any holder of a Locked-Up Security (as defined below) has any rights or obligations hereunder; and

(b)  the termination of the Business Combination Agreement in accordance with its terms, and upon such termination, no party shall have any liability hereunder other than for its willful and material breach of this Agreement prior to such termination.

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4.8 Additional Matters. Such SPAC Insider shall, from time to time, (i) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or SPAC may reasonably request for the purpose of effectively consummating the transactions contemplated by this Agreement, the Business Combination Agreement and the other Transaction Documents and (ii) refrain from exercising any veto right, consent right or similar right (whether under the SPAC Charter or the Cayman Act) which would prevent, impede or, in any material respect, delay or adversely affect the consummation of the Mergers or any other Transaction.

4.9  Waiver of Anti-Dilution Protection. Such SPAC Insider hereby waives, and agrees not to exercise, assert or claim, to the fullest extent permitted by applicable Law, the ability to adjust the Initial Conversion Ratio (as defined in the SPAC Charter) pursuant to and in compliance with Article 17.3 of the SPAC Charter in connection with the Transactions.

4.10 Acquisition Proposals; Confidentiality. Such SPAC Insider shall be bound by and comply with Sections 7.3 (Acquisition Proposals and Alternative Transactions), 11.13 (Publicity) and 11.14 (Confidentiality) of the Business Combination Agreement (and any relevant definitions contained in any such sections) as if (a) such SPAC Insider was an original signatory to the Business Combination Agreement with respect to such provisions, and

(b)  each reference to “SPAC” contained in Section 7.3 of the Business Combination Agreement (other than for purposes of the definition of “SPAC Acquisition Proposal”) and “Affiliates” in Section 11.14 of the Business Combination Agreement shall also refer to such SPAC Insider.

4.11  Sponsor Affiliate Agreements. Each of the SPAC Insiders and SPAC hereby agrees that each agreement in effect as of the First Merger Effective Time between SPAC, on the one hand, and Sponsor or any of Sponsor’s Affiliates (other than SPAC) or any other SPAC Insider, on the other hand, set forth on Schedule B hereto (in each case, as may be amended, supplemented or otherwise modified from time to time in accordance with its terms, collectively, the “Sponsor Affiliate Agreements”) (for the avoidance of doubt, excluding any Transaction Document, the Letter Agreement and the Registration and Shareholder Rights Agreement, dated June 23, 2022, between SPAC, Sponsor and the other SPAC Insiders) will be terminated effective as of the First Merger Effective Time, and thereupon shall be of no further force or effect, without any further action on the part of any SPAC Insider or SPAC; provided that, if there is any obligation to be discharged (including any payment owed) as of the First Merger Effective Time by either the SPAC Insiders or SPAC under any Sponsor Affiliate Agreement, such Sponsor Affiliate Agreement(s) will be terminated as of immediately following the discharge of such obligations. On and from the effectiveness of such terminations, none of SPAC, the SPAC Insiders, or any of their respective Affiliates or Subsidiaries shall have any further rights, duties, liabilities or obligations under any of the Sponsor Affiliate Agreements and each of the SPAC Insiders and SPAC (for and on behalf of its Affiliates and Subsidiaries) hereby releases in full any and all claims with respect thereto with effect on and from the effectiveness of such terminations.

4.12  Consent to Disclosure. Such SPAC Insider consents to and authorizes the Company or SPAC, as applicable, to publish and disclose in all documents and schedules filed with the SEC or any other Governmental Authority or applicable securities exchange, and any press release or other disclosure document that the Company or SPAC, as applicable, reasonably determines to be necessary or advisable in connection with the Mergers or any other transactions contemplated by the Business Combination Agreement or this Agreement, such SPAC Insider’s identity and ownership of the Subject Shares, the existence of this Agreement and the nature of such SPAC Insider’s commitments and obligations under this Agreement, and such SPAC Insider acknowledges that the Company or SPAC may, in their sole discretion, file this Agreement or a form hereof with the SEC or any other Governmental Authority or securities exchange to promptly give the Company or SPAC, as applicable, any information that is in its possession that the Company or SPAC, as applicable, may reasonably request for the preparation of any such disclosure documents, and such SPAC Insider agrees to promptly notify the Company and SPAC of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that such SPAC Insider shall become aware that any such information shall have become false or misleading in any material respect.

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4.13  Overfunding Loan. Immediately prior to the First Merger Effective Time, Sponsor shall (a) settle the aggregate outstanding amount under any Overfunding Loan owed by SPAC to Sponsor in exchange for such number of SPAC Class A Ordinary Shares equal to the quotient obtained by dividing (i) the amount of accrued and outstanding Overfunding Loan, by (ii) $10.00, and (b) accept the same as full and final settlement of any accrued and outstanding Overfunding Loan, and release SPAC from any and all obligations under any accrued and outstanding Overfunding Loan.

4.14  Non-Redemption Agreements. During the Interim Period, SPAC and Sponsor shall each use its commercially reasonable efforts to enter into non-redemption agreements (the “Additional Non-Redemption Agreements”) with holders of SPAC Class A Ordinary Shares (such holders, “NRA Shareholders”), pursuant to which, (a) on the Closing Date and immediately prior to the First Merger Effective Time, Sponsor shall surrender to SPAC and forfeit for no consideration certain SPAC Class B Ordinary Shares held by Sponsor, (b) SPAC shall issue or cause to be issued to the NRA Shareholders for no additional consideration a number of SPAC Class A Ordinary Shares equal to the number of SPAC Class B Ordinary Shares surrendered to SPAC by Sponsor pursuant to this Section 4.14, and (c) in exchange for such issuance, the NRA Shareholders shall waive, and agree not to elect or otherwise exercise his, her or its SPAC Shareholder Redemption Rights in connection with SPAC Shareholders’ approval of the SPAC Transaction Proposals. The Additional Non-Redemption Agreements shall be in a form and shall have such terms (including the identity of the NRA Shareholders) that are reasonably acceptable to the Company. Notwithstanding the foregoing, Sponsor shall in no event be required to forfeit more than 2,000,000 SPAC Class B Ordinary Shares pursuant to the Additional Non-Redemption Agreements; provided that to the extent the aggregate amount of SPAC Class B Ordinary Shares to be forfeited by Sponsor pursuant to the Additional Non-Redemption Agreements is less than 2,000,000, on the Closing Date and immediately prior to the First Merger Effective Time, Sponsor shall forfeit an additional amount of SPAC Class B Ordinary Shares equal to the difference between (i) 2,000,000, minus (ii) the aggregate amount of SPAC Class B Ordinary Shares to be forfeited by Sponsor pursuant to the Additional Non-Redemption Agreements.

4.15 Lock-Up Provisions.

(a)  Subject to the exceptions set forth herein, during the applicable Lock-Up Period (as defined below), such SPAC Insider agrees not to, without the prior written consent of the Company Board, Transfer:

(i)  any Locked-Up Shares (as defined below) held by it. The foregoing limitations shall remain in full force and effect for a period of twelve (12) months from and after the Closing (such period, the “Share Lock-Up Period”) with respect to all the Locked-Up Shares. For purposes of this Section 4.15, “Locked-Up Shares” means any Company Ordinary Shares held by each SPAC Insider immediately after the First Merger Effective Time. For the avoidance of doubt, the Locked-Up Shares exclude any Company Warrants held by the SPAC Insiders or any Company Ordinary Shares acquired by such SPAC Insider upon the conversion, exercise or exchange of the Company Warrants; and

(ii)  any Company Warrants held by each SPAC Insider immediately after the First Merger Effective Time and any Company Ordinary Shares acquired by such SPAC Insider upon the conversion, exercise or exchange of the Company Warrants (together with the Locked-Up Shares, the “Locked-Up Securities”) until thirty (30) days after the Closing Date (the “Warrants Lock-up Period”, and together with the Shares Lock-Up Period, the “Lock-Up Period”).

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(b) The restrictions set forth in Section 4.15(a) (the “Lock-Up Restrictions”) shall not apply to:

(i)  in the case of an entity, Transfers to (A) such entity’s officers or directors or any affiliate (as defined below) or immediate family (as defined below) of any of such entity’s officers or directors, (B) any shareholder, partner or member of such entity or their affiliates, (C) any affiliate of such entity, or (D) any employees of such entity or of its affiliates;

(ii)  in the case of an individual, Transfers by gift to members of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization;

(iii) in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;

(iv)  in the case of an individual, Transfers by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement;

(v)  in the case of an individual, Transfers to a partnership, limited liability company or other entity of which such individual and/or the immediate family of such individual are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(vi)  in the case of an entity that is a trust or a trustee of a trust, to a trustor or beneficiary of the trust, to the designated nominee of a beneficiary of such trust or to the estate of a beneficiary of such trust;

(vii)  in the case of an entity, Transfers by virtue of the laws of the jurisdiction of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;

(viii)  pledges of any Locked-Up Securities to a financial institution that create a mere security interest in such Locked-Up Securities pursuant to a bona fide loan or indebtedness transaction so long as the applicable SPAC Insider continues to control the exercise of the voting rights of such pledged Locked-Up Securities as well as any foreclosures on such pledged Locked-Up Securities;

(ix) Transfers of any Company Ordinary Shares acquired as part of the PIPE Financing;

(x)  transactions relating to Company Ordinary Shares or other securities convertible into or exercisable or exchangeable for Company Ordinary Shares acquired in open market transactions after the Closing, provided that no such transaction is required to be, or is, publicly announced (whether on Form 4, Form 5 or otherwise, other than required filing on Schedule 13F, 13G or 13G/A) during the applicable Lock-Up Period;

(xi)  the exercise of any options or warrants to purchase Company Ordinary Shares (which exercises may be effected on a cashless basis to the extent the instruments representing such options or warrants permit exercises on a cashless basis);

(xii) Transfers to the Company to satisfy Tax withholding obligations pursuant to the Company’s equity incentive plans or arrangements;

(xiii)  the establishment of a trading plan that meets the requirements of Rule 10b5-1(c) under the Exchange Act (a “Trading Plan”); provided, however, that no sales of Locked-Up Securities shall be made by any SPAC Insider pursuant to such Trading Plan during the applicable Lock-Up Period and no public announcement or filing is voluntarily made regarding such plan during the applicable Lock-Up Period;

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(xiv)  Transfers made after the date on which the closing price of the Company Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, share consolidations, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days within a thirty (30)-Trading Day period commencing at least one hundred and fifty (150) days after the Closing Date;

(xv)  Transfers made in connection with a liquidation, merger, share exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Company Ordinary Shares for cash, securities or other property subsequent to the Closing Date; and

(xvi)  Transfers of not more than twenty-five percent (25%) of the number of Company Ordinary Shares (as of immediately following the Closing) held by the SPAC Insiders (which shall include, for the avoidance of doubt, the Locked Up Shares) in order to satisfy, reduce or defray any actual or potential Taxes imposed (or in SPAC Insiders’ reasonable judgment expected to be imposed) on the SPAC Insiders or their Affiliates as a result of any failure of the Mergers to qualify for the Intended Tax Treatment (as defined below);

provided, however, that in the case of clauses (i) through (viii), these permitted transferees must enter into a written agreement, in substantially the form of this Agreement, agreeing to be bound by the Lock-Up Restrictions and shall have the same rights and benefits under this Agreement. For purposes of this paragraph, (A) “immediate family” shall mean a spouse, domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of an individual; (B) “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended; and (C) “Trading Day” shall mean any day on which the Company Ordinary Shares are actually traded on the principal securities exchange or securities market on which Company Ordinary Shares are then traded.

(c)  For the avoidance of doubt, such SPAC Insider shall retain all of its rights as a securityholder of the Company during the applicable Lock-Up Period, including the right to vote any Locked-Up Securities or receive any dividends or distributions thereon.

(d)  In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the Locked-Up Securities, are hereby authorized to decline to make any transfer of securities if such Transfer would constitute a violation or breach of the Lock-Up Restrictions.

ARTICLE V

Indemnification

5.1  Consistent Tax Reporting. The Company, SPAC, Sponsor and each other SPAC Insider acknowledge and agree that the Mergers are intended to qualify both as a reorganization within the meaning of Section 368(a) of the Code and as an exchange described in Section 351 of the Code (the “Intended Tax Treatment”). The Company, SPAC, Sponsor and each other SPAC Insider shall report the Mergers and any related transactions on any Tax Return (including on any amended Tax Return), or in any audit or Tax Claim, consistent with the Intended Tax Treatment unless otherwise required due to a Triggering Event.

5.2  Indemnity. Following the Closing (a) until thirty (30) days following the expiration of the statute of limitations for the applicable Tax, or (b) if an audit is commenced during such period described in Section 5.2(a) following the Closing, until the completion of the audit, whichever occurs later, and subject to the occurrence of a Triggering Event, the Company shall indemnify Sponsor (and the beneficial owners identified in Schedule 8.4(a)) and each other SPAC Insider for any U.S. federal (and applicable U.S. state and U.S. local) income Taxes, together with any interests and penalties (the “Indemnifiable Amounts”) payable by Sponsor (and such beneficial owners) or the other SPAC Insiders, as applicable, solely arising from or attributable to the failure of the Mergers to qualify for the Intended Tax Treatment.

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5.3  Tax Refunds and Tax Benefits. In the event that the Company pays any amounts to Sponsor or a SPAC Insider in respect of Taxes under this ARTICLE V, and Sponsor (or its beneficial owners) or such other SPAC Insider subsequently receives a refund of such Taxes, or recognizes any Tax Benefit (as defined below), then the Company shall be entitled to the amount of such Tax refund or Tax Benefit. Sponsor or a SPAC Insider shall pay any such Tax refund, or the amount of any recognized Tax Benefit, to the Company within five (5) Business Days of receipt thereof (or any indemnity payable under Section 5.1 shall be offset if any Tax refund or Tax Benefit is realized prior to such payment). Sponsor and the other SPAC Insiders agree to use reasonable efforts to obtain (or cause to be obtained) any relevant Tax refunds and Tax Benefits and will request a Tax refund to be paid in cash where available. Sponsor and the other SPAC Insiders shall keep the Company reasonably informed as to the availability of any Tax refund or Tax Benefit. For purposes of this Section 5.3, a “Tax Benefit” means any reduction in Taxes that Sponsor (or its beneficial owners) or any other SPAC Insider actually recognizes that would have not occurred but for the failure of the Mergers to qualify for the Intended Tax Treatment. For the avoidance of doubt, a Tax Benefit will be deemed to occur if (i) the amount of capital gains upon the sale of Company shares or warrants is reduced as a result of any increase in Tax basis in such Company shares or warrants resulting from the failure of the Mergers to qualify for the Intended Tax Treatment, as compared with the Tax basis that would have resulted if the Mergers qualified for the Intended Tax Treatment or (ii) if the amount of capital losses upon the sale of Company shares or warrants is increased as a result of any increase in Tax basis in such Company shares or warrants resulting from the failure of the Mergers to qualify for the Intended Tax Treatment, as compared with the Tax basis that would have resulted if the Mergers qualified for the Intended Tax Treatment and such capital loss actually reduces or offsets capital gains of the Sponsor or a SPAC Insider that would have been recognized but for such capital loss. Notwithstanding anything to the contrary, the amount paid by Sponsor or any SPAC Insider pursuant to this Section 5.3 shall not exceed the amount paid (or offset) by the Company to such Sponsor or SPAC Insider pursuant to Section 5.2, and this Section 5.3 shall survive for the four (4) year period following the expiration of the period described in Section 5.2.

5.4  Limits of Liability. The Company shall not have any liability pursuant to Section 5.2 in respect of any Indemnifiable Amounts to the extent that the aggregate amount of such Indemnifiable Amounts exceeds $5,000,000.

5.5  Claim Procedure. If a claim with respect to Indemnifiable Amounts shall be made by any Governmental Authority, which, if successful, might result in an indemnity payment to Sponsor or any other SPAC Insider pursuant to Section 5.2 (a “Tax Claim”), Sponsor or such SPAC Insider shall promptly and in any event no more than five (5) Business Days following Sponsor’s or such SPAC Insider’s receipt of notice of such Tax Claim, give written notice to the Company of such Tax Claim; provided, however, the failure of Sponsor or any other SPAC Insider to give such notice shall only relieve the Company from its indemnification obligations hereunder to the extent it is actually prejudiced by such failure. With respect to any such Tax Claim, at the Company’s election, the Company and Sponsor (on behalf of Sponsor and each other SPAC Insider) will jointly control all proceedings and will jointly make all decisions taken in connection with such Tax Claim (including selection of counsel mutually agreeable to both the Company and Sponsor) at their own expense. If the Company elects not to jointly control any such Tax Claim, then (a) Sponsor shall use reasonable efforts to diligently conduct such Tax Claim in good faith and shall not adopt any position that is inconsistent with the Intended Tax Treatment, and (b) the Company, at its sole cost and expense, may elect to participate in any such Tax Claim. No Tax Claim controlled by Sponsor can be settled, either administratively or after the commencement of litigation, without the written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. Sponsor, each other SPAC Insider, the Company and its Subsidiaries and each of their respective Affiliates shall reasonably cooperate with each other in contesting any Tax Claim. Such cooperation shall include the retention and, upon the request of the party controlling proceedings relating to such Tax Claim, the provision to such party of records and information which are reasonably relevant to such Tax Claim, and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder or to testify at proceedings relating to such Tax Claim. Sponsor (and its beneficial owners) and each other SPAC Insider shall execute any powers of attorney or other documents to allow for the Company to control any Tax Claim. Without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), none of Sponsor (or any beneficial owner) nor any of the other SPAC Insiders shall extend or waive any applicable statute of limitations relating to the Intended Tax Treatment, re-file, modify, or amend any Tax Return, which refiling, modification or amendment relates to the Intended Tax Treatment, file any ruling request related to the Intended Tax Treatment, or voluntarily approach any Governmental Authority regarding the Intended Tax Treatment. Sponsor (and its beneficial owners) and each other SPAC Insider shall use reasonable efforts, and take all reasonable steps, to mitigate any and all Taxes and other amounts subject to indemnity under Section 5.2.

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5.6  Payment. The Company shall pay to Sponsor (on behalf of itself and the other SPAC Insiders) the amount of any Indemnifiable Amounts for which it is liable hereunder, in immediately available funds, to an account specified by Sponsor (on behalf of itself and the other SPAC Insiders) no later than five (5) days following the conclusion of an audit defended diligently and in good faith.

5.7  Exclusive Remedy. Following the Closing, neither Sponsor (nor any of its beneficial owners) nor any other SPAC Insider shall assert against the Company any claim, cause of action, right or remedy, or any Action, relating to any Indemnifiable Amounts, any Triggering Event or the failure of the Mergers to qualify for the Intended Tax Treatment, other than claims pursuant to this ARTICLE V. Following the Closing, claims and remedies pursuant to this ARTICLE V shall constitute Sponsor’s and the other SPAC Insiders’ sole and exclusive rights and remedies available to Sponsor and each other SPAC Insider for any and all Indemnifiable Amounts or other claims relating to or arising out of any Indemnifiable Amounts, any Triggering Event or the failure of the Mergers to qualify for the Intended Tax Treatment, and shall supersede all other rights and remedies available at law or in equity (including any right of rescission). Accordingly, effective as of the Closing, each of Sponsor and the other SPAC Insiders hereby irrevocably waives and discharges, and releases the Company, to the fullest extent permitted under applicable Law, from all other claims, causes of action and Actions relating thereto.

5.8  Tax Treatment. The parties hereto intend that any payment made pursuant to this ARTICLE V be treated as an adjustment to the consideration payable pursuant to the Business Combination Agreement for U.S. income Tax purposes.

ARTICLE VI

General Provisions

6.1  Legend. The Company shall remove, and shall cause to be removed (including by causing its transfer agent to remove), any legends, marks, stop-transfer instructions or other similar notations pertaining to the lock-up arrangements herein from the book-entries evidencing any Locked-Up Securities at the time any such share is no longer subject to the Lock-Up Restrictions (any such Locked-Up Security, a “Free Security”), and shall take all such actions (and shall cause to be taken all such actions) necessary or proper to cause the Free Securities to be consolidated under the CUSIP(s) and/or ISIN(s) applicable to the unrestricted Company Ordinary Shares or Company Warrants so that the Free Securities are in a like position. Any holder of a Locked-Up Security is an express third-party beneficiary of this Section 6.1 and entitled to enforce specifically the obligations of the Company set forth in this Section 6.1 directly against the Company.

6.2  Notice. All general notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by courier or sent by registered post or sent by electronic mail to the Company and SPAC in accordance with Section 11.3 of the Business Combination Agreement and to each SPAC Insider at the address set forth below (or at such other address for a party as shall be specified by like notice). Any such notice, demand or communication shall be deemed to have been duly served (a) if given personally or sent by courier, upon delivery during normal business hours at the location of delivery or, if later, then on the next Business Day after the day of delivery; (b) if sent by electronic mail during normal business hours at the location of delivery, immediately, or, if later, then on the next Business Day after the day of delivery; (c)  the third Business Day following the day sent by reputable international overnight courier (with written confirmation of receipt), and (d) if sent by registered post, five days after posting.

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If to Sponsor or any other SPAC insider:

Auxo Capital Managers LLC

c/o SK Growth Opportunities Corporation
228 Park Avenue S #96693

New York, NY 10003

Attention: Richard Chin, Chief Executive Officer, Derek Jensen, Chief Financial Officer
Email: richardchin@skgrowthopportunities.com,
derekjensen@skgrowthopportunities.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati
Professional Corporation

650 Page Mill Road

Palo Alto, California 94304
Attention: Dan Ouyang, Robert Day

E-mail: douyang@wsgr.com, rday@wsgr.com

6.3  Entire Agreement; Amendment. This Agreement constitutes the entire agreement and understanding between the parties hereto relating to the subject matter hereof and the transactions contemplated hereby and supersedes any other agreements and understandings, whether written or oral, that may have been made or entered into by or between the parties hereto relating to the subject matter hereof or the transactions contemplated hereby. This Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

6.4 Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties hereto, except that, for the avoidance of doubt, in connection with a Transfer of any Subject Shares in accordance with the terms of this Agreement, transferee to whom such Subject Shares are transferred shall thenceforth be entitled to all the rights and be subject to all the obligations under this Agreement; provided, that no such assignment shall relieve the assigning party of its (or his or her) obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any attempted assignment in violation of the terms of this Section 6.4 shall be null and void, ab initio. For the avoidance of doubt, no Transfer of Subject Shares or Free Securities shall be (or be deemed to be) an assignment of this Agreement or the rights or obligations hereunder.

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6.5  Governing Law. This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

6.6  CONSENT TO JURISDICTION; WAIVER OF TRIAL BY JURY. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF (I) THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE CITY AND COUNTY OF NEW YORK, BOROUGH OF MANHATTAN OR (II) THE COURTS OF THE STATE OF NEW YORK LOCATED IN THE CITY AND COUNTY OF NEW YORK, BOROUGH OF MANHATTAN (IN EACH CASE, INCLUDING ANY APPELLATE COURT THEREFROM) SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF, THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE CONVENIENT OR APPROPRIATE OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A NEW YORK STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 6.2 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 6.6.

6.7  Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (i) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 4.7, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not allege, and each party hereby waives the defense, that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 6.7 shall not be required to provide any bond or other security in connection with any such injunction.

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6.8  Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument. Delivery by email to counsel for the other parties of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.

6.9  No Recourse. Notwithstanding anything to the contrary contained herein or otherwise, but without limiting any provision in the Business Combination Agreement, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against the entities and Persons that are expressly identified as parties to this Agreement in their capacities as such and no former, current or future stockholders or shareholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents, representatives or Affiliates of any party hereto, or any former, current or future direct or indirect stockholder or shareholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent, representative or Affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party. Notwithstanding the foregoing, nothing herein shall limit the liability of any party for fraud committed by such party.

6.10  Expenses. In connection with the Mergers, Sponsor agrees to pay any accrued but unpaid SPAC Transaction Expenses incurred on or prior to December 18, 2023 (other than the legal or advisory expenses which SPAC has incurred in connection with the entry into that certain non-binding letter of intent dated as of December 18, 2023, by and between SPAC and the Company).

6.11 Mutual Release.

(a)  SPAC Insider Release. Each SPAC Insider, on its own behalf and on behalf of each of its Affiliates (other than SPAC) and each of its and their successors, assigns and executors (each, a “SPAC Insider Releasor”), effective as at the First Merger Effective Time, shall be deemed to have, and hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge the Company, SPAC, their respective Subsidiaries and each of their respective successors, assigns, heirs, executors, officers, directors, partners, managers and employees (in each case in their capacity as such) (each, a “SPAC Insider Releasee”), from (x) any and all obligations or duties the Company, SPAC or any of their respective Subsidiaries has prior to or as of the First Merger Effective Time to such SPAC Insider Releasor or (y) all claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any SPAC Insider Releasor has prior to or as of the First Merger Effective Time, against any SPAC Insider Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the First Merger Effective Time; provided, however, that nothing contained in this Section 6.11(a) shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of any party (i) arising under this Agreement, the Business Combination Agreement, the other Transaction Documents or the SPAC Charter, (ii) for indemnification or contribution, in any SPAC Insider Releasor’s capacity as an officer or director of SPAC, (iii) arising under any then-existing insurance policy of SPAC, or (iv) for any claim for fraud.

(b)  Company Release. Each of the Company, SPAC and their respective Subsidiaries and each of its and their successors, assigns and executors (each, a “Company Releasor”), effective as at the First Merger Effective Time, shall be deemed to have, and hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge each SPAC Insider and its respective successors, assigns, heirs, executors, officers, directors, partners, members, managers and employees (in each case in their capacity as such) (each, a “Company Releasee”), from (x) any and all obligations or duties such Company Releasee has prior to or as of the First Merger Effective Time to such Company Releasor or (y) all claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Company Releasor has, may have or might have or may assert now or in the future, against any Company Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the First Merger Effective Time; provided, however, that nothing contained in this Section 6.11(b) shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of any party (i) arising under this Agreement, the Business Combination Agreement or the other Transaction Documents or (ii) for any claim for fraud.

[Signature pages follow]

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IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

Webull Corporation

By:	/s/ Anquan Wang
Name:	Anquan Wang
Title:	Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

SK Growth Opportunities Corporation

By:	/s/ Derek Jensen
Name:	Derek Jensen
Title:	Director and Chief Financial Officer

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

Auxo Capital Managers LLC

By:	/s/ Richard Chin
Name:	Richard Chin
Title:	Manager

By:	/s/ Derek Jensen
Name:	Derek Jensen
Title:	Manager

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

John Boehner

/s/ John Boehner
Name:	John Boehner
Title:	Director

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

Martin Payne

/s/ Marin Payne
Name:	Martin Payne
Title:	Director

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

Michael Noonen

/s/ Michael Noonen
Name:	Michael Noonen
Title:	Director

[Signature Page to Sponsor Support Agreement]

SCHEDULE A

SPAC INSIDERS

SCHEDULE B

SPONSOR AFFILIATE AGREEMENTS

SCHEDULE 2.4

Exhibit 10.2

SHAREHOLDER LOCK-UP AGREEMENT

This SHAREHOLDER LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of [•], 2024, by and among Webull Corporation, an exempted company incorporated with limited liability under the Laws of Cayman Islands (the “Company”), SK Growth Opportunities Corporation, an exempted company incorporated with limited liability under the Laws of Cayman Islands (“SPAC”), and the shareholder of the Company set forth on Schedule A hereto (the “Shareholder”).

WHEREAS, capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed thereto in the Business Combination Agreement (the “Business Combination Agreement”) entered into by and among the Company, Feather Sound I Inc., an exempted company incorporated with limited liability under the Laws of Cayman Islands and a wholly owned subsidiary of the Company (“Merger Sub I”), Feather Sound II Inc., an exempted company incorporated with limited liability under the Laws of Cayman Islands and a wholly owned subsidiary of the Company (“Merger Sub II”), and SPAC, pursuant to which, among other things, (i) Merger Sub I will merge with and into SPAC, with SPAC surviving the First Merger as a wholly owned subsidiary of the Company (the “First Merger”), and (ii) SPAC will merge with and into Merger Sub II, with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of the Company (the “Second Merger” and together with the First Merger, the “Mergers”);

WHEREAS, the Shareholder is, as of the date of this Agreement, the sole beneficial and legal owner of such number of Pre-Subdivision Shares set forth opposite the Shareholder’s name on Schedule A hereto (the “Owned Shares” of the Shareholder; and the Owned Shares and any other Pre-Subdivision Shares or Company Ordinary Shares (or any securities convertible into or exercisable or exchangeable for Pre-Subdivision Shares or Company Ordinary Shares) acquired by the Shareholder after the date of this Agreement and during the term of this Agreement, being collectively referred to herein as the “Subject Shares” of the Shareholder); and

WHEREAS, in order to induce SPAC and the Company to proceed with the Mergers and the other transactions contemplated by the Business Combination Agreement, the Company and SPAC have requested that the Shareholder enter into this Agreement.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated into this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to the Company and SPAC as follows:

1.1 Corporate Organization. The Shareholder, if an entity, is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has the requisite power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted.

1.2 Due Authorization. The Shareholder, if an entity, has all requisite corporate power and authority, and if an individual, has full legal capacity, right and authority, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. If the Shareholder is an entity, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and no other corporate or equivalent proceeding on the part of the Shareholder is necessary to authorize the execution and delivery of this Agreement or the Shareholder’s performance hereunder. This Agreement has been duly and validly executed and delivered by the Shareholder and, assuming due authorization and execution by each other party hereto, this Agreement constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to the Enforceability Exceptions.

1.3 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of other parties hereto contained in this Agreement, no consent of or with any Governmental Authority on the part of the Shareholder is required to be obtained or made in connection with the execution, delivery or performance by the Shareholder of this Agreement or the consummation by the Shareholder of the transactions contemplated hereby, other than (a) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder and (b) where the failure to obtain or make such consents or to make such filings or notifications would not prevent, impede or, in any material respect, delay or adversely affect the performance by the Shareholder of its obligations under this Agreement.

1.4 No-Conflict. The execution, delivery and performance by the Shareholder of this Agreement do not and will not (a) if the Shareholder is an entity, contravene or conflict with or violate any provision of, or result in the breach of the Organizational Documents of the Shareholder, (b) contravene or conflict with or result in a violation of any provision of any Law or Governmental Order binding upon or applicable to the Shareholder or any of the Shareholder’s properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Contract to which the Shareholder is a party, or (d) result in the creation or imposition of any Encumbrance upon any of the properties or assets of the Shareholder, except in the case of each of clauses (b) through (d) that would not prevent, impede or, in any material respect, delay or adversely affect the performance by the Shareholder of the Shareholder’s obligations under this Agreement.

1.5 Subject Shares. Subject to any Transfer permitted under Section 4.1(c), the Shareholder is the sole legal and beneficial owner of the Shareholder’s Subject Shares, and all such Subject Shares are owned by the Shareholder free and clear of all Encumbrances, other than Encumbrances pursuant to this Agreement, the other Transaction Agreements, the Company Charter, the Shareholders’ Agreement, or any applicable securities Laws. The Shareholder does not legally or beneficially own any shares of the Company other than the Subject Shares. The Shareholder has the sole right to vote the Subject Shares, and none of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Subject Shares, except as contemplated by (a) this Agreement, (b) the Company Charter, and (c) the Shareholders’ Agreement.

1.6 Acknowledgement. The Shareholder has received a copy of the Business Combination Agreement and is familiar with the provisions of the Business Combination Agreement.

1.7 Absence of Litigation. With respect to the Shareholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Shareholder, threatened against, the Shareholder or any of the Shareholder’s properties or assets (including the Shareholder’s Subject Shares) that could reasonably be expected to prevent, delay or impair the ability of the Shareholder to perform the Shareholder’s obligations hereunder or to consummate the transactions contemplated hereby.

1.8 Adequate Information. The Shareholder is a sophisticated shareholder and has adequate information concerning the business and financial condition of SPAC and the Company to make an informed decision regarding this Agreement and the transactions contemplated by the Business Combination Agreement, and has independently and without reliance upon SPAC or the Company and based on such information as the Shareholder has deemed appropriate, made its (or his or her) own analysis and decision to enter into this Agreement. The Shareholder acknowledges that SPAC and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement or the Business Combination Agreement. The Shareholder acknowledges that the agreements contained herein with respect to the Subject Shares held by the Shareholder are irrevocable and shall only terminate pursuant to Section 4.7 hereof.

1.9 Additional Representations and Warranties of Individual Shareholder. The Shareholder, if an individual, (a) is not a minor, and is of full age and sound mind; and (b) has such knowledge and experience in financial and business matters that he or she is capable of evaluating the risks of the transactions contemplated by this Agreement and the other Transaction Documents.

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ARTICLE II

Representations and Warranties of SPAC

SPAC hereby represents and warrants to the Shareholder and the Company as follows:

2.1 Corporate Organization. SPAC is an exempted company duly incorporated, is validly existing and is in good standing under the Laws of the Cayman Islands and has the requisite corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted.

2.2 Due Authorization. SPAC has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the SPAC Board and no other corporate or equivalent proceeding on the part of SPAC is necessary to authorize the execution and delivery of this Agreement or SPAC’s performance hereunder (except that the SPAC Shareholders’ Approval is a condition to the respective obligations of each party to the Business Combination Agreement to consummate the Transactions). This Agreement has been duly and validly executed and delivered by SPAC and, assuming due authorization and execution by each other party hereto, this Agreement constitutes a legal, valid and binding obligation of SPAC, enforceable against SPAC in accordance with its terms, subject to the Enforceability Exceptions.

2.3 No-Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.5 of the Business Combination Agreement and obtaining the SPAC Shareholders’ Approval, the execution, delivery and performance by SPAC of this Agreement and the consummation of the transactions by SPAC contemplated hereby do not and will not (a) contravene or conflict with or violate any provision of, or result in the breach of the SPAC Charter, (b) contravene or conflict with or result in a violation of any provision of any Law or Governmental Order binding upon or applicable to SPAC or any of its properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Contract to which SPAC is a party, or

(d) result in the creation or imposition of any Encumbrances upon any of the properties or assets of SPAC (including the Trust Account), except in the case of each of clauses (b) through (d) that would not prevent, impede or, in any material respect, delay or adversely affect the performance by SPAC of its obligations under this Agreement.

ARTICLE III

Representations and Warranties of the Company

The Company hereby represents and warrants to the Shareholder and SPAC as follows:

3.1 Corporate Organization. The Company is an exempted company duly incorporated, is validly existing and is in good standing under the Laws of the Cayman Islands and has the requisite corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. The Company is duly licensed or qualified and in good standing (where such concept is applicable) as a foreign entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole.

3.2 Due Authorization. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to perform all obligations to be performed by it hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Company Board and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or the Company’s performance hereunder (except that the Company Shareholders’ Approval is a condition to the respective obligations of each party to the Business Combination Agreement to consummate the Transactions). This Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery by each other party hereto, this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

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3.3 No-Conflict. Subject to the receipt of the consents, approvals, authorizations, and other requirements set forth in Section 3.6 of the Business Combination Agreement, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not, (a) contravene or conflict with, or trigger shareholder rights that have not been duly waived under, the Organizational Documents of the Company or any of its Subsidiaries, (b) contravene or conflict with or constitute a violation of any provision of any Law, permit or Governmental Order binding upon or applicable to the Company or any of its Subsidiaries or any of their respective assets or properties, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Material Contract, or (d) result in the creation or imposition of any Encumbrance on any asset, property or Equity Security of the Company or any of its Subsidiaries (other than any Permitted Encumbrances), except in the case of clauses (b) through (d) above as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

ARTICLE IV

Agreement to Vote; Certain Other Covenants of the Shareholder

The Shareholder covenants and agrees during the term of this Agreement as follows:

4.1 Agreement to Vote.

(a) In Favor of the Mergers. At any meeting of Company Shareholders called to seek the Company Shareholders’ Approval, including any extraordinary general meeting of the Company, or at any adjournment thereof, or in connection with any written consent of Company Shareholders or in any other circumstances upon which a vote, consent or other approval with respect to the Company Transaction Proposals and any other transactions contemplated by the Business Combination Agreement and any other Transaction Documents, the Shareholder shall (i) if a meeting is held, appear at such meeting or otherwise cause the Subject Shares to be counted as present at such meeting for purposes of establishing a quorum, and (ii) vote or cause to be voted (including by proxy, class vote and/or written consent, if applicable) the Subject Shares in favor of granting the Company Shareholders’ Approval or, if there are insufficient votes in favor of granting the Company Shareholders’ Approval, in favor of the adjournment of such meeting of Company Shareholders to a later date.

(b) Against Other Transactions. At any meeting of Company Shareholders or at any adjournment thereof, or in connection with any written consent of Company Shareholders or in any other circumstances upon which the Shareholder’s vote, consent or other approval is sought, the Shareholder shall (i) if a meeting is held, appear at such meeting or otherwise cause the Subject Shares to be counted as present at such meeting for purposes of establishing a quorum, and (ii) vote (or cause to be voted) the Subject Shares (including by proxy, withholding class vote and/or written consent, if applicable) against (A) any business combination agreement, merger agreement or merger, scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any public offering of any Equity Securities of the Company (other than the Business Combination Agreement, the First Merger and the Transactions), (B) other than in connection with the Transactions, any Company Acquisition Proposal, (C) allowing the Company to execute or enter into, any agreement related to a Company Acquisition Proposal, and (D) entering into any agreement, or agreement in principle requiring the Company to impede, abandon, terminate or fail to consummate the transactions contemplated by the Business Combination Agreement or breach its obligations thereunder, which, in each of cases (B) and (D) of this sentence, would be reasonably likely to in any material respect impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by the Company of, prevent or nullify any provision of the Business Combination Agreement or any other Transaction Document, the Mergers or any other Transaction or change in any manner the voting rights of any class of the Company’s share capital.

(c) Revoke Other Proxies. The Shareholder represents and warrants that (i) any proxies or powers of attorney heretofore given in respect of the Subject Shares that may still be in effect are not irrevocable, (ii) such revocable proxies or powers of attorney have been or are hereby revoked, and (iii) the donee(s) of such revocable proxies or powers of attorney have been notified of, and have acknowledged, the revocation by the Shareholder of such revocable proxies or powers of attorney.

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(d) Irrevocable Proxy and Power of Attorney. The Shareholder hereby unconditionally and irrevocably grants to, and appoints, in the event that such Shareholder shall for whatever reason fail to perform any of its obligations under Section 4.1(a), the Company and any individual designated in writing by the Company, and each of them individually, as the Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Shareholder, to vote the Subject Shares, or grant a written consent or approval in respect of the Subject Shares, in a manner consistent with Section 4.1(a). The Shareholder agrees to execute such documents or certificates evidencing such proxy or power of attorney as the Company may reasonably request. The Shareholder understands and acknowledges that the Company is entering into the Business Combination Agreement in reliance upon the Shareholder’s execution and delivery of this Agreement. The Shareholder hereby affirms that the irrevocable proxy and power of attorney set forth in this Section 4.1(d) are given in connection with the execution of the Business Combination Agreement, and that such irrevocable proxy and power of attorney are given to secure a proprietary interest or the performance of obligations owed to the Company and may under no circumstances be revoked. The Shareholder hereby ratifies and confirms all that such irrevocable proxy and power of attorney may lawfully do or cause to be done by virtue hereof. SUCH IRREVOCABLE PROXY AND POWER OF ATTORNEY SET FORTH IN THIS SECTION 4.1(d) IS COUPLED WITH AN INTEREST AND IS IRREVOCABLE IN ACCORDANCE WITH THE PROVISIONS OF THE POWERS OF ATTORNEY ACT (AS REVISED) OF THE CAYMAN ISLANDS. The irrevocable proxy and power of attorney granted hereunder shall be valid until the termination of this Agreement in accordance with its terms. Without limiting the foregoing, the irrevocable proxy and power of attorney granted hereunder shall not be revoked by the death, incapacity or bankruptcy of the Shareholder, or if the Shareholder is a body corporate, by its winding-up or dissolution.

4.2 No Transfer. From the date of this Agreement until the date of termination of this Agreement, the Shareholder shall not, directly or indirectly, (i) (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, with respect to any Subject Share, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b) (the actions specified in clauses (a) to (c), collectively, “Transfer”), (ii) grant any proxies or powers of attorney or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Subject Shares), or enter into any other agreement, with respect to any Subject Shares, in each case, other than as set forth in the Business Combination Agreement or other Transaction Documents, (iii) take any action that would reasonably be expected to make any representation or warranty of the Shareholder herein untrue or incorrect, or would reasonably be expected to have the effect of preventing or disabling the Shareholder from performing its (or his or her) obligations hereunder, or (iv) commit or agree to take any of the foregoing actions. Notwithstanding the foregoing, the Shareholder may make Transfers of the Subject Shares (A) pursuant to this Agreement, (B) upon the consent of the Company and SPAC, and (C) if the Shareholder is an entity, by virtue of the Shareholder’s Organizational Documents upon liquidation or dissolution of the Shareholder, so long as, in each case of clauses (A) through (C), the power to vote (including, without limitation, by proxy or power of attorney) and otherwise fulfill the Shareholder’s obligations under this Agreement and the Business Combination Agreement is not relinquished or prior to and as a condition to the effectiveness of any such Transfer (provided that such transferee shall enter into a written agreement, in form and substance reasonably satisfactory to the Company and SPAC, agreeing to be bound by this Agreement to the same extent as the Shareholder was with respect to such transferred Subject Shares); provided, further, that in the case of clause (C), the transferee will not be required to assume voting obligations if the transferee’s assumption of such obligations would violate any applicable Laws, including any securities Laws, or would reasonably be expected to materially delay or impede the Proxy/Registration Statement being declared effective under the Securities Act. Any action attempted to be taken in violation of the preceding sentence will be null and void. The Shareholder agrees with, and covenants to, the Company and SPAC that the Shareholder shall not request the Company to register the Transfer (by book-entry or otherwise) of any certificated or uncertificated interest representing any of the Subject Shares in violation of this Section 4.2.

4.3 No Redemption. The Shareholder irrevocably and unconditionally agrees that, from the date hereof and until the termination of this Agreement, the Shareholder shall not elect to cause the Company to redeem any Subject Shares now or at any time legally or beneficially owned by the Shareholder, or submit or surrender any of its Subject Shares for redemption pursuant to paragraph 5 (Redemption) of Schedule A to the Company Charter.

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4.4 New Shares. In the event that prior to the Closing (i) any Pre-Subdivision Shares or other securities are issued or otherwise issued to the Shareholder, including, without limitation, pursuant to any share dividend or distribution, or any change in any of the Pre-Subdivision Shares or other share capital of the Company by reason of any share subdivision, recapitalization, consolidation, exchange of shares or the like, (ii) the Shareholder acquires legal or beneficial ownership of any Pre-Subdivision Shares after the date of this Agreement, including upon exercise of Company Options or vesting of the Company RSUs, or (iii) the Shareholder acquires the right to vote or share in the voting of any Pre-Subdivision Share after the date of this Agreement (collectively, the “New Securities”), the terms “Subject Shares” shall be deemed to refer to and include such New Securities (including all such share dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged into).

4.5 Shareholders’ Consent, Authorization or Approval. The Shareholder hereby irrevocably agrees and confirms that, insofar as the Shareholder’s consent, authorization or approval is required in respect of or in connection with the Transactions, including as may be required by Section 5.2 (Waiver and Amendment of Rights) and Section 7 (Protective Provisions) of the Shareholders’ Agreement, Articles 38 (Amendment of Memorandum of Association, Alteration of Capital & Change of Location of Registered Office) of and paragraph 6 (Protective Provisions) of Schedule A to, the Company Charter, the Shareholder hereby grants, provides and gives such consent, authorization or approval, and all specific resolutions that may be required to have been adopted by the Shareholder or class of shareholders in connection with the Transactions are hereby deemed adopted and approved by the Shareholder. To the extent a director appointed by the Shareholder will not serve as a director of the Company after the Closing, upon request of the Company, the Shareholder shall deliver a written notice to the Company to remove such director or cause such director to execute and deliver a resignation letter to the Company providing for such director’s resignation from the Company Board at the First Merger Effective Time.

4.6 Existing Shareholders Agreement. The Shareholder and the Company hereby agrees that, in accordance with the terms thereof, (i) the Shareholders’ Agreement, (ii) any rights of such Shareholder under the Shareholders’ Agreement and (iii) any rights under any other agreement providing for redemption rights, put rights, purchase rights or other similar rights not generally available to the Company Shareholders, shall be terminated effective as of the First Merger Effective Time, and thereupon shall be of no further force or effect, without any further action on the part of any of the Shareholder or the Company, and neither the Company, the Shareholder, nor any of their respective affiliates or subsidiaries shall have any further rights, duties, liabilities or obligations thereunder and the Shareholder and the Company hereby releases in full any and all claims with respect thereto with effect on and from the First Merger Effective Time.

4.7 Termination. This Agreement shall terminate upon the earlier of:

(a) the Closing, provided, however, that upon such termination, (i) Section 4.4, Section 4.6, this Section 4.7, Section 5.2, Section 5.5, Section 5.6, Section 5.7, Section 5.9 and Section 5.10 shall survive indefinitely; and (ii) Section 4.12 and Section 5.1 shall survive until the date on which none of the Company, the Shareholder or any holder of a Locked-Up Share (as defined below) has any rights or obligations hereunder; and

(b) the termination of the Business Combination Agreement in accordance with its terms, and upon such termination, no party shall have any liability hereunder other than for its willful and material breach of this Agreement prior to such termination.

4.8 Additional Matters. The Shareholder shall, from time to time, (i) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or SPAC may reasonably request for the purpose of effectively consummating the transactions contemplated by this Agreement, the Business Combination Agreement and the other Transaction Documents and (ii) refrain from exercising any veto right, consent right or similar right (whether under the Company Charter or the Cayman Act) which would prevent, impede or, in any material respect, delay or adversely affect the consummation of the Mergers or any other Transaction.

4.9 Waiver of Anti-Dilution Protection. The Shareholder hereby waives, and agrees not to exercise, assert or claim, to the fullest extent permitted by applicable Law, the anti-dilution protection pursuant to the Company Charter (for the avoidance of doubt, including any antidilution adjustment pursuant to paragraph 4(d) (Adjustment to the Conversion Ratio) of Schedule A to the Company Charter) in connection with the Transactions.

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4.10 Acquisition Proposals; Confidentiality. The Shareholder shall be bound by and comply with Sections 6.3 (Acquisition Proposals and Alternative Transactions), 11.13 (Publicity) and 11.14 (Confidentiality) of the Business Combination Agreement (and any relevant definitions contained in any such sections) as if (a) the Shareholder was an original signatory to the Business Combination Agreement with respect to such provisions, and (b) each reference to “the Company” contained in Section 6.3 of the Business Combination Agreement (other than for purposes of the definition of “Company Acquisition Proposal”) and “Affiliates” in Section 11.14 of the Business Combination Agreement shall also refer to the Shareholder.

4.11 Consent to Disclosure. The Shareholder consents to and authorizes the Company or SPAC, as applicable, to publish and disclose in all documents and schedules filed with the SEC or any other Governmental Authority or applicable securities exchange, and any press release or other disclosure document that the Company or SPAC, as applicable, reasonably determines to be necessary or advisable in connection with the Mergers or any other transactions contemplated by the Business Combination Agreement or this Agreement, the Shareholder’s identity and ownership of the Subject Shares, the existence of this Agreement and the nature of the Shareholder’s commitments and obligations under this Agreement, and the Shareholder acknowledges that the Company or SPAC may, in their sole discretion, file this Agreement or a form hereof with the SEC or any other Governmental Authority or securities exchange to promptly give the Company or SPAC, as applicable, any information that is in its possession that the Company or SPAC, as applicable, may reasonably request for the preparation of any such disclosure documents, and the Shareholder agrees to promptly notify the Company and SPAC of any required corrections with respect to any written information supplied by the Shareholder specifically for use in any such disclosure document, if and to the extent that the Shareholder shall become aware that any such information shall have become false or misleading in any material respect.

4.12 Lock-Up Provisions.

(a) Subject to the exceptions set forth herein, during the Lock-Up Period (as defined below), the Shareholder agrees not to, without the prior written consent of the Company Board, Transfer any Locked-Up Shares (as defined below) held by the Shareholder. The foregoing limitations shall remain in full force and effect for a period of one hundred and eighty (180) days from and after the Closing (such period, the “Lock-Up Period”) with respect to all the Locked-Up Shares. For purposes of this Section 4.12, “Locked-Up Shares” means any Company Ordinary Shares held by the Shareholder immediately after the First Merger Effective Time and any Company Ordinary Shares acquired by the Shareholder upon the exercise of Company Options or the vesting of Company RSUs.

(b) The restrictions set forth in Section 4.12(a) (the “Lock-Up Restrictions”) shall not apply to:

(i) in the case of an entity, Transfers to (A) such entity’s officers or directors or any affiliate (as defined below) or immediate family (as defined below) of any of such entity’s officers or directors, (B) any shareholder, partner or member of such entity or their affiliates, (C) any affiliate of such entity, or (D) any employees of such entity or of its affiliates;

(ii) in the case of an individual, Transfers by gift to members of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization;

(iii) in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;

(iv) in the case of an individual, Transfers by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement;

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(v) in the case of an individual, Transfers to a partnership, limited liability company or other entity of which such individual and/or the immediate family of such individual are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(vi) in the case of an entity that is a trust or a trustee of a trust, to a trustor or beneficiary of the trust, to the designated nominee of a beneficiary of such trust or to the estate of a beneficiary of such trust;

(vii) in the case of an entity, Transfers by virtue of the laws of the jurisdiction of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;

(viii) pledges of any Locked-Up Shares to a financial institution that create a mere security interest in such Locked-Up Shares pursuant to a bona fide loan or indebtedness transaction so long as Sponsor continues to control the exercise of the voting rights of such pledged Locked-Up Securities as well as any foreclosures on such pledged Locked-Up Shares;

(ix) Transfers of any Company Ordinary Shares acquired as part of the PIPE Financing;

(x) transactions relating to Company Ordinary Shares or other securities convertible into or exercisable or exchangeable for Company Ordinary Shares acquired in open market transactions after the Closing, provided that no such transaction is required to be, or is, publicly announced (whether on Form 4, Form 5 or otherwise, other than required filing on Schedule 13F, 13G or 13G/A) during the applicable Lock-Up Period;

(xi) the exercise of any options or warrants to purchase Company Ordinary Shares (which exercises may be effected on a cashless basis to the extent the instruments representing such options or warrants permit exercises on a cashless basis);

(xii) Transfers to the Company to satisfy Tax withholding obligations pursuant to the Company’s equity incentive plans or arrangements;

(xiii) the establishment of a trading plan that meets the requirements of Rule 10b5-1(c) under the Exchange Act (a “Trading Plan”); provided, however, that no sales of Locked-Up Shares shall be made by the Shareholder pursuant to such Trading Plan during the Lock-Up Period and no public announcement or filing is voluntarily made regarding such plan during the Lock-Up Period; and

(xiv) Transfers made in connection with a liquidation, merger, share exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Company Ordinary Shares for cash, securities or other property subsequent to the Closing Date;

provided, however, that in the case of clauses (i) through (viii), these permitted transferees must enter into a written agreement, in substantially the form of this Agreement, agreeing to be bound by the Lock-Up Restrictions and shall have the same rights and benefits under this Agreement. For purposes of this paragraph, (A) “immediate family” shall mean a spouse, domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of an individual; and (B) “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended.

(c) For the avoidance of doubt, the Shareholder shall retain all of its rights as a shareholder of the Company during the Lock-Up Period, including the right to vote any Locked-Up Shares or receive any dividends or distributions thereon.

(d) In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the Locked-Up Shares, are hereby authorized to decline to make any transfer of securities if such Transfer would constitute a violation or breach of the Lock-Up Restrictions.

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(e) Notwithstanding anything to the contrary in this Agreement, following the date on which the closing price of the Company Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, share consolidations, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days within a thirty (30)-Trading Day period, the Company may, at its discretion, release twenty-five percent (25%) of the Locked-Up Shares of the Shareholder (determined as of the date immediately before the date of such determination) from the Lock-Up Restrictions; provided that the foregoing shall not apply to any Locked-Up Shares held by any Founder Holdco or Webull Partners Limited. For purposes of this Section 4.12(e), “Trading Day” shall mean any day on which the Company Ordinary Shares are actually traded on the principal securities exchange or securities market on which Company Ordinary Shares are then traded.

ARTICLE V

General Provisions

5.1 Legend. The Company shall remove, and shall cause to be removed (including by causing its transfer agent to remove), any legends, marks, stop-transfer instructions or other similar notations pertaining to the lock-up arrangements herein from the book-entries evidencing any Locked-Up Shares at the time any such share is no longer subject to the Lock-Up Restrictions (any such Locked-Up Share, a “Free Share”), and shall take all such actions (and shall cause to be taken all such actions) necessary or proper to cause the Free Shares to be consolidated under the CUSIP(s) and/or ISIN(s) applicable to the unrestricted Company Ordinary Shares so that the Free Shares are in a like position. Any holder of a Locked-Up Share is an express third-party beneficiary of this Section 5.1 and entitled to enforce specifically the obligations of the Company set forth in this Section 5.1 directly against the Company.

5.2 Notice. All general notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by courier or sent by registered post or sent by electronic mail to the Company and SPAC in accordance with Section 11.3 of the Business Combination Agreement and to the Shareholder at the address set forth on Schedule A hereto (or at such other address for a party as shall be specified by like notice). Any such notice, demand or communication shall be deemed to have been duly served (a) if given personally or sent by courier, upon delivery during normal business hours at the location of delivery or, if later, then on the next Business Day after the day of delivery; (b) if sent by electronic mail during normal business hours at the location of delivery, immediately, or, if later, then on the next Business Day after the day of delivery; (c) the third Business Day following the day sent by reputable international overnight courier (with written confirmation of receipt), and (d) if sent by registered post, five days after posting.

5.3 Entire Agreement; Amendment. This Agreement constitutes the entire agreement and understanding between the parties hereto relating to the subject matter hereof and the transactions contemplated hereby and supersedes any other agreements and understandings, whether written or oral, that may have been made or entered into by or between the parties hereto relating to the subject matter hereof or the transactions contemplated hereby. This Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

5.4 Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties hereto, except that, for the avoidance of doubt, in connection with a Transfer of any Subject Shares in accordance with the terms of this Agreement, transferee to whom such Subject Shares are transferred shall thenceforth be entitled to all the rights and be subject to all the obligations under this Agreement; provided, that no such assignment shall relieve the assigning party of its (or his or her) obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any attempted assignment in violation of the terms of this Section 5.4 shall be null and void, ab initio. For the avoidance of doubt, no Transfer of Subject Shares or Free Shares shall be (or be deemed to be) an assignment of this Agreement or the rights or obligations hereunder.

5.5 Governing Law. This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

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5.6 CONSENT TO JURISDICTION; WAIVER OF TRIAL BY JURY. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF (I) THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE CITY AND COUNTY OF NEW YORK, BOROUGH OF MANHATTAN OR (II) THE COURTS OF THE STATE OF NEW YORK LOCATED IN THE CITY AND COUNTY OF NEW YORK, BOROUGH OF MANHATTAN (IN EACH CASE, INCLUDING ANY APPELLATE COURT THEREFROM) SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF, THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE CONVENIENT OR APPROPRIATE OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A NEW YORK STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 5.2 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 5.6.

5.7 Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (i) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 4.5, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not allege, and each party hereby waives the defense, that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 5.7 shall not be required to provide any bond or other security in connection with any such injunction.

5.8 Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument. Delivery by email to counsel for the other parties of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.

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5.9 No Recourse. Notwithstanding anything to the contrary contained herein or otherwise, but without limiting any provision in the Business Combination Agreement, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against the entities and Persons that are expressly identified as parties to this Agreement in their capacities as such and no former, current or future stockholders or shareholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents, representatives or Affiliates of any party hereto, or any former, current or future direct or indirect stockholder or shareholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent, representative or Affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party. Notwithstanding the foregoing, nothing herein shall limit the liability of any party for fraud committed by such party.

5.10 Mutual Release.

(a) Shareholder Release. The Shareholder, on the Shareholder’s own behalf and on behalf of each of the Shareholder’s Affiliates (other than SPAC) and each of the Shareholder’s and the Shareholder’s Affiliates’ successors, assigns and executors (each, a “Shareholder Releasor”), effective as at the First Merger Effective Time, shall be deemed to have, and hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge the Company, SPAC, their respective Subsidiaries and each of their respective successors, assigns, heirs, executors, officers, directors, partners, managers and employees (in each case in their capacity as such) (each, a “Shareholder Releasee”), from (x) any and all obligations or duties the Company, SPAC or any of their respective Subsidiaries has prior to or as of the First Merger Effective Time to such Shareholder Releasor or (y) all claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Shareholder Releasor has prior to or as of the First Merger Effective Time, against any Shareholder Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the First Merger Effective Time; provided, however, that nothing contained in this Section 5.10(a) shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of any party (i) arising under this Agreement, the Business Combination Agreement, the other Transaction Documents or the Company Charter, (ii) for indemnification or contribution, in any Shareholder Releasor’s capacity as an officer or director of the Company, (iii) arising under any then-existing insurance policy of the Company, or (iv) for any claim for fraud.

(b) Company Release. Each of the Company, SPAC and their respective Subsidiaries and each of its and their successors, assigns and executors (each, a “Company Releasor”), effective as at the First Merger Effective Time, shall be deemed to have, and hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge the Shareholder and the Shareholder’s successors, assigns, heirs, executors, officers, directors, partners, members, managers and employees (in each case in their capacity as such) (each, a “Company Releasee”), from (x) any and all obligations or duties such Company Releasee has prior to or as of the First Merger Effective Time to such Company Releasor or (y) all claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Company Releasor has, may have or might have or may assert now or in the future, against any Company Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the First Merger Effective Time; provided, however, that nothing contained in this Section 5.10(b) shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of any party (i) arising under this Agreement, the Business Combination Agreement or the other Transaction Documents or (ii) for any claim for fraud.

[Signature pages follow]

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IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

Webull Corporation

By:
Name:
Title:

[Signature Page to Shareholder Lock-Up Agreement]

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IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

SK Growth Opportunities Corporation

By:
Name:
Title:

[Signature Page to Shareholder Lock-Up Agreement]

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IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

[Shareholder]

By:
Name:
Title:

[Signature Page to Shareholder Lock-Up Agreement]

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Exhibit 10.3

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof, this “Agreement”), dated as of [   ], 2024, is made and entered into by and among:

(i)	Webull Corporation, an exempted company incorporated with limited liability under the Laws of Cayman Islands (“Company”);

(ii)	Auxo Capital Managers LLC, a Delaware limited liability company (the “Sponsor”); and

(iii)	and other undersigned parties listed to the signature page hereto, including certain shareholders of Company, as set forth on Schedule A hereto (the “Legacy Equityholders”) (each such party, together with the Sponsor and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, a “Holder” and, collectively the “Holders”).

RECITALS

WHEREAS, capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed thereto in the Business Combination Agreement (the “Business Combination Agreement”) entered into by and among the Company, Feather Sound I Inc., an exempted company incorporated with limited liability under the Laws of Cayman Islands and a wholly owned subsidiary of the Company (“Merger Sub I”), Feather Sound II Inc., an exempted company incorporated with limited liability under the Laws of Cayman Islands and a wholly owned subsidiary of the Company (“Merger Sub II”), and SK Growth Opportunities Corporation, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“SPAC”), pursuant to which, among other things, (i) Merger Sub I will merge with and into SPAC, with SPAC surviving the First Merger as a wholly owned subsidiary of the Company (the “First Merger”), and (ii) SPAC will merge with and into Merger Sub II, with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of the Company (the “Second Merger” and together with the First Merger, the “Mergers”, and the closing of the Mergers, the “Closing”);

WHEREAS, pursuant to the terms and provisions of the Business Combination Agreement, prior to the effective time of the Mergers, Company will have undertaken the Share Subdivision whereby, among other things, ordinary shares, par value $0.0001 per share, of the Company held by the Legacy Equityholders will be reclassified into ordinary shares, par value $0.00001 per share, of the Company (the “Company Ordinary Shares”);

WHEREAS, following the Closing, the Holders will hold certain number of Company Ordinary Shares; and

WHEREAS, at the Closing, SPAC, the Company and the Holders desire to enter into this Agreement on the date hereof, to be effective upon the Closing, pursuant to which the Company shall grant the Holders certain registration rights with respect to the Registrable Securities (as defined herein) on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or Chief Financial Officer of the Company or the Board, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.

“Action” shall mean any demand, action, claim, suit, countersuit, arbitration, inquiry, subpoena, case, litigation, proceeding or investigation (whether civil, criminal, administrative or investigative) by or before any court or grand jury, any Governmental Authority or any arbitration or mediation tribunal.

“Affiliate” shall have the meaning given in the Business Combination Agreement.

“Agreement” shall have the meaning given in the Preamble hereto.

“Amended Company Charter” shall mean the fifth amended and restated Memorandum and Articles of Association in the form attached to the Business Combination Agreement as Exhibit G.

“Board” shall mean the board of directors of the Company.

“Blackout Period” shall have the meaning given in Section 3.4.2.

“Block Trade” shall mean an offering and/or sale of Registrable Securities yielding aggregate gross proceeds in excess of $20 million by any Holder on a block trade or underwritten basis (whether firm commitment or otherwise) without substantial marketing efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction.

“Business Day” shall mean a day, other than a Saturday, Sunday or federal holiday, on which banks in New York City are generally open for normal business.

“Closing” shall have the meaning given in the Recitals hereto.

“Closing Date” shall have the meaning given in the Business Combination Agreement.

“Commission” shall mean the Securities and Exchange Commission.

“Company” shall have the meaning given in the Recitals hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Company Ordinary Share” shall have the meaning given in the Recitals hereto and having the rights and being subject the restrictions, set out in the Amended Company Charter.

“Company Warrant” shall have the meaning given in the Business Combination Agreement.

“Demanding Holder” shall have the meaning given in Section 2.1.4.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“FINRA” shall mean the Financial Industry Regulatory Authority Inc.

“First Merger” shall have the meaning given in the Recitals hereto.

“Form F-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form F-3 Shelf” shall have the meaning given in Section 2.1.1.

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“Governmental Authority” shall mean any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency (which for the purposes of this Agreement shall include FINRA and the Commission), governmental commission, department, board, bureau, agency or instrumentality, arbitral panel, court or tribunal, whether domestic, foreign, multinational, or supranational exercising executive, legislative, judicial, regulatory, self-regulatory or administrative functions of or pertaining to government and any executive official thereof.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Holder” and “Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

“Holder Information” shall have the meaning given in Section 4.1.2.

“Law” shall mean any applicable U.S. or non-U.S. federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, income tax treaty, Governmental Order, requirement or rule of law (including common law) or other binding directives promulgated, issued, entered into or taken by any Governmental Authority.

“Legacy Equityholders” shall have the meaning given in the Preamble hereto.

“Lockup Period” shall have the meaning given in the applicable Shareholder Lock-Up Agreement.

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.

“Mergers” shall have the meaning given in the Recitals hereto.

“Business Combination Agreement” shall have the meaning given in the Recitals hereto.

“Merger Sub I” shall have the meaning given in the Recitals hereto.

“Merger Sub II” shall have the meaning given in the Recitals hereto.

“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“New Registration Statement” shall have the meaning given in Section 2.1.7.

“Other Coordinated Offering” shall have the meaning given in Section 2.4.1.

“Permitted Transferees” shall mean any person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the Lockup Period pursuant to the Shareholder Lock-Up Agreements or the Sponsor Support Agreement, as applicable, to which such Holder is a party.

“Person” shall have the meaning given in the Business Combination Agreement.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

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“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any outstanding Company Ordinary Share held by a Holder immediately following the Closing (including any Company Ordinary Shares issued in connection with the Share Subdivision, or issued or issuable in connection with the Merger pursuant to the terms of the Business Combination Agreement), (b) any Company Ordinary Share issued or issuable upon the conversion or exchange of any other class of Company Ordinary Shares following the Closing in accordance with the Amended Company Charter, (c) any Company Ordinary Shares that may be acquired by Holders upon the exercise of a Company Warrant or other right to acquire Company Ordinary Shares held by a Holder immediately following the Closing, (d) any Company Ordinary Shares or Company Warrants held by the Sponsor to purchase Company Ordinary Shares (including any Company Ordinary Shares issued or issuable upon the exercise of any such Company Warrant held by the Sponsor) otherwise acquired or owned by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company, and (e) any other Company Ordinary Shares issued or issuable with respect to any securities referenced in clause (a), (b), (c) or (d) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such security shall cease to be a Registrable Security upon the earliest to occur of: (A) the transfer of such security by a Holder to any Person other than (i) an Affiliate or equityholder of such Holder, (ii) a lender pursuant to a bona fide pledge of such Registrable Securities or (iii) another Holder or an Affiliate or equityholder of such other Holder; (B) the time at which such security ceases to be outstanding; (C) upon the sale of such security to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction; and (D) the time at which such security becomes eligible for sale without restriction under Rule 144.

“Registration” shall mean a registration effected by preparing and filing a registration statement, prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with FINRA) and any national securities exchange on which the Company Ordinary Shares are then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company;

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F) reasonable fees and expenses of one legal counsel selected by the majority-in-interest of the securities requested to be registered by the Demanding Holders in an Underwritten Offering (not to exceed $50,000 without the consent of the Company).

“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

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“Requesting Holders” shall have the meaning given in Section 2.1.5.

“SEC Guidance” shall have the meaning given in Section 2.1.7.

“Second Merger” shall have the meaning given in the Recitals hereto.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Share Subdivision” shall have the meaning given in the Business Combination Agreement.

“Shareholder Lock-Up Agreement” shall have the meaning given in the Business Combination Agreement.

“Shelf” shall mean the Form F-1 Shelf, the Form F-3 Shelf or any Subsequent Shelf Registration, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“SPAC” shall have the meaning given in the Preamble hereto.

“Sponsor” shall have the meaning given in the Preamble hereto.

“Sponsor Support Agreement” shall have the meaning given in the Business Combination Agreement.

“Subsequent Shelf Registration” shall have the meaning given in Section 2.1.2.

“Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4. “Withdrawal Notice” shall have the meaning given in Section 2.1.6.

ARTICLE II
REGISTRATIONS AND OFFERINGS

2.1 Shelf Registration.

2.1.1 Filing. The Company shall use its commercially reasonable efforts to file within 15 Business Days of the Closing Date, a Registration Statement for a Shelf Registration on Form F-1 (the “Form F-1 Shelf”) or, if the Company is eligible to use a Registration Statement on Form F-3, a Shelf Registration on Form F-3 (the “Form F-3 Shelf,” and together with the Form F-1 Shelf, a “Shelf”), in each case, covering the resale of all the Registrable Securities (determined as of two business days prior to such filing) on a delayed or continuous basis; provided, however, that the Company’s obligations to include the Registrable Securities held by a Holder in the Shelf are contingent upon such Holder furnishing in writing to the Company such information regarding the Holder, the securities of the Company held by the Holder and the intended method of disposition of the Registrable Securities as shall be reasonably requested by the Company to effect the registration of the Registrable Securities, and the Holder shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling shareholder in similar situations. The Company shall use commercially reasonable efforts to cause such Shelf to be declared effective as soon as practicable thereafter, but on later than the 60 Business Days after the Closing. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form F-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form F-1 Shelf (and any Subsequent Shelf Registration) to a Form F-3 Shelf as soon as practicable after the Company is eligible to use Form F-3.

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2.1.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration”) registering the resale of all Registrable Securities (determined as of two business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date), and (ii) keep such Subsequent Shelf Registration continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration shall be on Form F-3 or Form S-3, as applicable, to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form.

2.1.3 Additional Registerable Securities. Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of the Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then available Shelf (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration shall be subject to the terms hereof, provided, however, that the Company shall only be required to cause such Registrable Securities to be covered twice per calendar year for any Holder.

2.1.4 Requests for Underwritten Shelf Takedowns. At any time and from time to time when an effective Shelf is on file with the Commission, any Holder (being, in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering or Other Coordinated Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided, that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by all Holders selling any Registrable Securities in such offering with a total offering price reasonably expected to exceed, in the aggregate, $30 million (the “Minimum Takedown Threshold”); and under no circumstances shall the Company be obligated to effect more than an aggregate of three Underwritten Shelf Takedowns in any calendar year. All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company at least ten days prior to the public announcement of such Underwritten Shelf Takedown, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Subject to Section 2.4.4, the Demanding Holder shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the Company’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). Such Demanding Holders shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Shelf Takedown.

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2.1.5 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holder and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holder and the Requesting Holders (if any) desire to sell, taken together with all other Company Ordinary Shares or other equity securities that the Company desires to sell and all other Company Ordinary Shares or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other shareholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any Company Ordinary Shares or other equity securities proposed to be sold by Company or by other holders of Company Ordinary Shares or other equity securities, the Registrable Securities of the Demanding Holder and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that such Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that the Demanding Holder and Requesting Holders have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities.

2.1.6 Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, the Demanding Holder initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of its intention to withdraw from such Underwritten Shelf Takedown, and such Underwritten Shelf Takedown shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof; provided that the Requesting Holders may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Shelf Takedown prior to its withdrawal under this Section 2.1.6.

2.1.7 New Registration Statement. Notwithstanding the registration obligations set forth in this Section 2.1, in the event the Commission informs the Company that the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (i) inform each of the Holders thereof and use its commercially reasonable efforts to file amendments to the Shelf Registration as required by the Commission and/or (ii) withdraw the Shelf Registration and file a new registration statement (a “New Registration Statement”), on Form F-3 or if Form F-3 is not then available to the Company for such registration statement, on such other form available to register for resale of the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall use its commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (“SEC Guidance”), including without limitation, the Manual of Publicly Available Telephone Interpretations D.29. Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation on the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company advocated with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a Holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a pro rata basis based on the total number of Registrable Securities held by the Holders, subject to a determination by the Commission that certain Holders must be reduced first based on the number of Registrable Securities held by such Holders. In the event the Company amends the Shelf Registration or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form F-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Shelf Registration, as amended, or the New Registration Statement.

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2.1.8 Effective Registration. Notwithstanding the provisions of Section 2.1.4 above or any other part of this Agreement, a Registration shall not count as a Registration unless and until (i) the Registration Statement has been declared effective by the Commission, and (ii) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, however, that, if after such Registration Statement has been declared effective, an offering of Registrable Securities is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days, of such election; provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. Subject to Section 2.4.3, if the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of shareholders of the Company (or by the Company and by the shareholders of the Company including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1 hereof), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form F-4 or Form S-4 (or other similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, or (v) for a rights offering, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of the Company Ordinary Shares or other equity securities that the Company desires to sell, taken together with (i) the Company Ordinary Shares or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the Company Ordinary Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of other shareholders of the Company, exceeds the Maximum Number of Securities, then:

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(a) if the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the Company Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Company Ordinary Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder;

(b) if the Registration or registered offering is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the Company Ordinary Shares or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Company Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Company Ordinary Shares or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities; and

(c) if the Registration or registered offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.5.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than the Demanding Holder, whose right to withdrawal from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include the Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.

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2.3 Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), each Holder given an opportunity to participate in the Underwritten Offering pursuant to the terms of this Agreement agrees that it shall not initiate a new Transfer any Company Ordinary Shares or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the 90-day period beginning on the date of pricing of such offering or such shorter period during which the Company agrees not to conduct an underwritten primary offering of Company Ordinary Shares, except (i) in the event the Underwriters managing the offering otherwise agree by written consent and (ii) Rule 10b5-1 trading plans (or similar plan) in effect prior to such 90-day period. Each Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

2.4 Block Trades; Other Coordinated Offerings.

2.4.1 Notwithstanding any other provision of Article II, but subject to Sections 2.3 and 3.4, at any time and from time to time when an effective Shelf is on file with the Commission and effective, if a Demanding Holder wishes to engage in (a) a Block Trade or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case with a total offering price reasonably expected to exceed, in the aggregate, either the lesser of (x) $10 million and (y) all remaining Registrable Securities held by the Demanding Holder, then notwithstanding the time periods provided for in Section 2.1.4, such Demanding Holder shall notify the Company of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such offering is to commence and the Company shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters or placement agents or sales agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering and any related due diligence and comfort procedures, in accordance with Sections 3.1.11 and 3.1.12.

2.4.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company and the Underwriter or Underwriters or placement agents or sales agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.

2.4.3 Any Registration effected pursuant to this Section 2.4 shall be deemed an Underwritten Shelf Takedown and within the cap on Underwritten Shelf Takedowns provided in the last sentence of Section 2.1.4. Notwithstanding anything to the contrary in this Agreement, Section 2.2 hereof shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

2.4.4 The Company shall have the right to consent to the Underwriters and any sale agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks), which consent will not be unreasonably withheld, conditioned or delayed.

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ARTICLE III
COMPANY PROCEDURES

3.1 General Procedures. In connection with any Shelf and/or Underwritten Shelf Takedown, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities have ceased to be Registrable Securities;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five (5.0%) percent of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriter(s), if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4 prior to any public offering of Registrable Securities (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 at least two (2) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

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3.1.10 permit a representative of the Holders, the Underwriter(s), if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense (except as otherwise set forth herein) in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter(s), attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriter(s) agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11 obtain a “comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, Block Trade or Other Coordinated Offering that is registered pursuant to a Registration Statement, in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing Underwriter or other similar type of sales agent or placement agent may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12 on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent(s) or sales agent(s), if any, and the Underwriter(s), if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, the placement agent(s), sales agent(s), or Underwriter(s) may reasonably request and as are customarily included in such opinions;

3.1.13 in the event of any Underwritten Offering or Other Coordinated Offering that is registered pursuant to a Registration Statement, enter into and perform its obligations under an underwriting agreement, sales agreement or placement agreement, in usual and customary form, with the managing Underwriter(s), sales agent(s) or placement agent(s) of such offering;

3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect);

3.1.15 if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $30 million with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter(s) in such Underwritten Offering;

3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration; and

3.1.17 upon request of a Holder, the Company shall (i) authorize the Company’s transfer agent to remove any legend on share certificates of such Holder’s Company Ordinary Shares restricting further transfer (or any similar restriction in book entry positions of such Holder) if such restrictions are no longer required by the Securities Act or any applicable state securities laws or any agreement with the Company to which such Holder is a party, including if such shares subject to such a restriction have been sold on a Registration Statement, (ii) request the Company’s transfer agent to issue in lieu thereof Company Ordinary Shares without such restrictions to the Holder upon, as applicable, surrender of any stock certificates evidencing such shares of Company Ordinary Shares, or to update the applicable book entry position of such Holder so that it no longer is subject to such a restriction, and (iii) use commercially reasonable efforts to cooperate with such Holder to have such Holder’s Company Ordinary Shares transferred into a book-entry position at The Depository Trust Company, in each case, subject to delivery of customary documentation, including any documentation required by such restrictive legend or book-entry notation.

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Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter or other sales agent or placement agent if such Underwriter or other sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or Other Coordinated Offering that is registered pursuant to a Registration Statement.

3.2 Registration Expenses. All Registration Expenses shall be borne by the Company. It is acknowledged by the Holders that the Holders selling any Registrable Securities in an offering shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ or agents’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders, in each case pro rata based on the number of Registrable Securities that such Holders have sold in such Registration.

3.3 Requirements for Participation in Underwritten Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No person may participate in any Underwritten Offering or Other Coordinated Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such arrangements. The exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.4 Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.4.2 If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board, be materially detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose (any such period, a “Blackout Period”); provided, that no Blackout Period shall exceed more than 30 consecutive days after the request of the Holders is given. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities.

3.4.3 (a) During the period starting with the date 15 Business Days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date 120 days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all reasonable efforts to maintain the effectiveness of the applicable Shelf, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and such Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Sections 2.1.4 or 2.4.

3.4.4 The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall be exercised by the Company, in the aggregate, for not more than 60 consecutive calendar days and not more than twice during any 12-month period.

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3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Company Ordinary Shares held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including without limitation reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein or any violation by the Company of the Securities Act or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction of the Company in connection therewith.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including without limitation reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

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4.1.3 Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V
MISCELLANEOUS

5.1 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, or (ii) when delivered by FedEx or other internationally recognized overnight delivery service, in each case with a copy sent by e-mail to such Holder. Any notice or communication under this Agreement must be addressed, if to the Company, to 200 Carillon Parkway, St. Petersburg, Florida 33716, Attn: Haichen Wang; Ben James, with a copy (which will not constitute notice) to Kirkland & Ellis, 58th Floor, China World Tower A, No. 1 Jian Guo Men Wai Avenue, Beijing 100004, P.R. China, Attn: Steve Lin, and if to any Holder, at such Holder’s address and e-mail address as set forth in the Company’s books and records. Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the Company notice in the manner herein set forth.

5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

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5.2.2 A Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, to any Permitted Transferees to whom it transfers Registrable Securities; provided that such Registrable Securities remain Registrable Securities following such transfer and such Permitted Transferee agrees to become bound by the terms and provisions of this Agreement.

5.2.3 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof, and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement).

5.2.4 Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 5.2 shall be null and void, ab initio.

5.2.5 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.3 Captions. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

5.4 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by electronic means, including DocuSign, e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement, and such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

5.5 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby (including the Mergers) are consummated as originally contemplated to the greatest extent possible.

5.6 Governing Law. This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

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5.7 CONSENT TO JURISDICTION; WAIVER OF TRIAL BY JURY. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF (I) THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE CITY AND COUNTY OF NEW YORK, BOROUGH OF MANHATTAN OR (II) THE COURTS OF THE STATE OF NEW YORK LOCATED IN THE CITY AND COUNTY OF NEW YORK, BOROUGH OF MANHATTAN (IN EACH CASE, INCLUDING ANY APPELLATE COURT THEREFROM) SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF, THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE CONVENIENT OR APPROPRIATE OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A NEW YORK STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 5.1 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 5.7.

5.8 Remedies. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The parties hereto acknowledge and agree that (i) such parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof and thereof, without proof of damages and without posting a bond, prior to the valid termination of this Agreement, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific enforcement is an integral part of the transactions contemplated hereby and without that right, none of the parties hereto would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 5.8 shall not be required to provide any bond or other security in connection with any such injunction.

5.9 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT, OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION WILL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

5.10 Amendments and Modifications. Upon the written consent of (a) the Company, (b) Sponsor, and (c) the Holders holding a majority of the voting power of the then-outstanding Registrable Securities then held by all Holders in the aggregate, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that in the event any such waiver, amendment or modification would be disproportionate and adverse in any material respect to the material rights or obligations hereunder of a Holder, the written consent of such Holder will also be required. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

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5.11 Termination of Existing Registration Rights. The registration rights granted under this Agreement shall supersede any registration, qualification or similar rights of the Holders with respect to any shares or securities of SPAC or the Company granted under any other agreement, and any of such preexisting registration, qualification or similar rights and such agreements shall be terminated and of no further force and effect.

5.12 Term. This Agreement shall be effective from and after the Closing Date and shall terminate with respect to any Holder on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.

5.13 Holder Information. Each Holder agrees, if requested in writing, to represent to the Company or such other requesting Holder the total number of Registrable Securities held by such Holder in order for the Company or a requesting Holder to make determinations hereunder.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

Webull Corporation

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

SPONSOR:

Auxo Capital Managers LLC

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

HOLDERS:

[ ]

By:
Name:

[Signature Page to Registration Rights Agreement]

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Schedule A

Legacy Equityholders

[   ]

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Exhibit 10.4

WARRANT ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT

THIS WARRANT ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT (this “Agreement”), dated as of [●] (the “Effective Date”), is by and between Webull Corporation, an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”), SK Growth Opportunities Corporation, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“SPAC”) and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (in such capacity, the “Warrant Agent,” and also referred to herein as the “Transfer Agent”).

WHEREAS, SPAC and the Warrant Agent are parties to that certain Warrant Agreement, dated as of June 23, 2022 (the “Existing Warrant Agreement”);

WHEREAS as of the date hereof, SPAC issued (i) 10,480,000 warrants as part of the units offered in its initial public offering (the “Public Warrants”) and (ii) 6,792,000 warrants to Auxo Capital Managers LLC, a Delaware limited liability company (the “Sponsor”) in a concurrent private placement (the “Private Placement Warrants”) pursuant to that certain Private Placement Warrants Purchase Agreement dated as of June 23, 2022, in each case, on the terms and conditions set forth in the Existing Warrant Agreement;

WHEREAS, on February 27, 2024, SPAC, the Company, Feather Sound I Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Merger Sub I”), and Feather Sound II Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Merger Sub II”), entered into a business combination agreement (as amended, modified or supplemented from time to time, the “Business Combination Agreement”);

WHEREAS , upon the terms and subject to the conditions of the Business Combination Agreement, upon the consummation of the transactions contemplated thereby (the “Closing”), among other things, (i) Merger Sub I will merge with and into SPAC, with SPAC surviving the First Merger as a wholly owned subsidiary of the Company (the “First Merger”), and (ii) SPAC will merge with and into Merger Sub II, with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of the Company (the “Second Merger” and together with the First Merger, the “Mergers”);

WHEREAS, upon consummation of the Mergers, as provided in the Business Combination Agreement and Section 4.4 of the Existing Warrant Agreement, (i) the Public Warrants and Private Placement Warrants will no longer be exercisable for Class A ordinary shares of SPAC, par value $0.0001 per share (the “SPAC Class A Ordinary Shares”), but instead will be exercisable (subject to the terms and conditions of the Existing Warrant Agreement as amended hereby) for a number of Class A ordinary shares of the Company, par value $0.00001 per share (the “Class A Ordinary Shares”), equal to the number of SPAC Class A Ordinary Shares for which such warrants were exercisable immediately prior to the Mergers, subject to adjustment as described herein (such warrants as so adjusted and amended, the “Warrants”) and (ii) the Warrants shall be assumed by the Company;

WHEREAS, in connection with the transactions contemplated by the Business Combination Agreement, SPAC desires to assign to the Company, and the Company desires to assume, all of SPAC’s rights, interests and obligations under the Existing Warrant Agreement;

WHEREAS, the consummation of the transactions contemplated by the Business Combination Agreement will constitute a Business Combination as defined in the Existing Warrant Agreement;

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that SPAC and the Warrant Agent may amend the Existing Warrant Agreement without the consent of any Registered Holder (as defined below) for the purpose of (i) curing any ambiguity, or curing, correcting or supplementing any defective provision contained therein, including to conform the provisions hereof to the description of the terms of the Warrants and the Existing Warrant Agreement set forth in the registration statements on Form S-1 (File No. 333-265135) and a prospectus (the “Prospectus”) filed by SPAC with the Securities and Exchange Commission (the “Commission”), and (ii) adding or changing any other provisions with respect to matters or questions arising under the Existing Warrant Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the Registered Holders thereunder;

WHEREAS, the Company desires the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange, redemption and exercise of the Warrants;

WHEREAS, the Company desires to provide for the form and provisions of the Warrants, the terms upon which they shall be issued and exercised, and the respective rights, limitation of rights, and immunities of the Company, the Warrant Agent and the holders of the Warrants; and

WHEREAS, all acts and things have been done and performed which are necessary to make the Warrants, when executed on behalf of the Company and countersigned by or on behalf of the Warrant Agent (if a physical certificate is issued), as provided herein, the valid, binding and legal obligations of the Company, and to authorize the execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

1. Assignment and Assumption; Amendment; Appointment of Warrant Agent.

1.1. Assignment and Assumption. SPAC hereby assigns to the Company all of SPAC’s right, title and interest in and to the Existing Warrant Agreement and the Warrants (each as amended hereby) as of the Closing. The Company hereby assumes, and agrees to pay, perform, satisfy and discharge in full, as the same become due, all of SPAC’s liabilities and obligations under the Existing Warrant Agreement and the Warrants (each as amended hereby) arising from and after the Closing.

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1.2. Consent. The Warrant Agent hereby consents to (i) the assignment of the Existing Warrant Agreement and the Warrants by SPAC to the Company pursuant to Section 1.1 and the assumption of the Existing Warrant Agreement and the Warrants by the Company from SPAC pursuant to Section 1.1, in each case effective as of the Effective Time, and (ii) the continuation of the Warrant Agreement and Warrants, in full force and effect from and after the Effective Time, subject at all times to the Warrant Agreement and Warrants (each as amended hereby) and to all of the provisions, covenants, agreements, terms and conditions of the Warrant Agreement and this Agreement.

1.3. Amendment. SPAC and the Warrant Agent hereby amend and restate the Existing Warrant Agreement and the Public Warrants and Private Placement Warrants issued thereunder in accordance with Section 9.8 of the Existing Warrant Agreement, in its entirety in the form of this Agreement as of the Closing.

1.4. Appointment of Warrant Agent. The Company hereby appoints the Warrant Agent to act as agent for the Company for the Warrants, and the Warrant Agent hereby accepts such appointment and agrees to perform the same in accordance with the terms and conditions set forth in this Agreement.

2. Warrants.

2.1. Form of Warrant. Each Warrant shall initially be issued in registered form only, and, if a physical certificate is issued, shall be in substantially the form of Exhibit A hereto, the provisions of which are incorporated herein and shall be signed by, or bear the facsimile signature of, the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer or other principal officer of the Company. In the event the person whose facsimile signature has been placed upon any Warrant shall have ceased to serve in the capacity in which such person signed the Warrant before such Warrant is issued, it may be issued with the same effect as if he or she had not ceased to be such at the date of issuance. All of the Public Warrants shall initially be represented by one or more book-entry certificates (each, a “Book-Entry Warrant Certificate”).

2.2. Effect of Countersignature. If a physical certificate is issued, unless and until countersigned by the Warrant Agent pursuant to this Agreement, a Warrant certificate shall be invalid and of no effect and may not be exercised by the holder thereof.

2.3. Registration.

2.3.1 Warrant Register. The Warrant Agent shall maintain books (the “Warrant Register”) for the registration of original issuance and the registration of transfer of the Warrants. Upon the initial issuance of the Warrants, the Warrant Agent shall issue and register the Warrants in the names of the respective holders thereof in such denominations and otherwise in accordance with instructions delivered to the Warrant Agent by the Company. All of the Public Warrants shall initially be represented by one or more Book-Entry Warrant Certificates deposited with The Depository Trust Company (the “Depositary”) and registered in the name of Cede & Co., as nominee of the Depositary. Ownership of beneficial interests in the Public Warrants shall be shown on, and the transfer of such ownership shall be effected through, records maintained by (i) the Depositary or its nominee for each Book-Entry Warrant Certificate, or (ii) institutions that have accounts with the Depositary (each such institution, with respect to a Warrant in its account, a “Participant”).

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If the Depositary subsequently ceases to make its book-entry settlement system available for the Public Warrants, the Company may instruct the Warrant Agent regarding making other arrangements for book-entry settlement. In the event that the Public Warrants are not eligible for, or it is no longer necessary to have the Public Warrants available in, book-entry form, the Warrant Agent shall provide written instructions to the Depositary to deliver to the Warrant Agent for cancellation each Book-Entry Warrant Certificate, and the Company shall instruct the Warrant Agent to deliver to the Depositary definitive certificates in physical form evidencing such Warrants (“Definitive Warrant Certificate”). Such Definitive Warrant Certificate shall be in the form annexed hereto as Exhibit A, with appropriate insertions, modifications and omissions, as provided above.

2.3.2 Registered Holder. Prior to due presentment for registration of transfer of any Warrant, the Company and the Warrant Agent may deem and treat the person in whose name such Warrant is registered in the Warrant Register (the “Registered Holder”) as the absolute owner of such Warrant and of each Warrant represented thereby, for the purpose of any exercise thereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary.

2.4. [Reserved].

2.5. Fractional Warrants. The Company shall not issue fractional Warrants. If a holder of Warrants would be entitled to receive a fractional Warrant, the Company shall round down to the nearest whole number of Warrants to be issued to such holder.

2.6. Private Placement Warrants. The Private Placement Warrants shall be identical to the Public Warrants, except that the Private Placement Warrants: (i) may be exercised for cash or on a “cashless basis,” pursuant to subsection 3.3.1(c) hereof, (ii) may not be transferred, assigned or sold until thirty (30) days after the Effective Date, and (iii) shall not be redeemable by the Company pursuant to Section 6.1 hereof; provided, however, that in the case of clause (ii), subject to that certain Sponsor Support Agreement, dated as of February 27, 2024, by and among, the Company, SPAC and the Sponsor, the Private Placement Warrants may be transferred by the holders thereof:

(a) to the Sponsor’s officers or directors, any affiliate or family member of any of the Sponsor’s officers or directors, any affiliate of the Sponsor or to any member(s) of the Sponsor or any of their affiliates;

(b) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization;

(c) in the case of an individual, by virtue of the laws of descent and distribution upon death of such person;

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(d) in the case of an individual, pursuant to a qualified domestic relations order;

(e) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement at prices no greater than the price at which the Private Placement Warrants or Class A Ordinary Shares, as applicable, were originally purchased;

(f) by virtue of the Sponsor’s organizational documents upon liquidation or dissolution of the Sponsor; and

(g) in the event that the Company completes a liquidation, merger, share exchange or other similar transaction which results in all of its shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property; provided, however, that, in the case of clauses (a) through (f), these transferees (the “Permitted Transferees”) enter into a written agreement with the Company agreeing to be bound by the transfer restrictions in this Agreement and the other restrictions contained in the letter agreement dated June 23, 2022, by and among SPAC, the Sponsor and certain officers and directors of SPAC. In addition, the Class A Ordinary Shares issued upon exercise of the Private Placement Warrants may not be transferred, assigned or sold until thirty (30) days after the Effective Date, except to Permitted Transferees.

2.7. [Reserved.]

2.8. [Reserved.]

3. Terms and Exercise of Warrants.

3.1. Warrant Price. Each whole Warrant shall entitle the Registered Holder thereof, subject to the provisions of such Warrant and of this Agreement, to purchase from the Company the number of Class A Ordinary Shares stated therein, at the price of $11.50 per share, subject to the adjustments provided in Section 4 hereof and in the last sentence of this Section 3.1. The term “Warrant Price” as used in this Agreement shall mean the price per share (including in cash or by payment of Warrants pursuant to a “cashless exercise,” to the extent permitted hereunder) at which the Class A Ordinary Shares may be purchased at the time a Warrant is exercised. The Company in its sole discretion may lower the Warrant Price at any time prior to the Expiration Date (as defined below) for a period of not less than twenty (20) Business Days (as defined below) unless a longer period is required by stock exchange rules or applicable law, provided, that the Company shall provide at least three (3) days prior written notice of such reduction to Registered Holders of the Warrants and, provided further that any such reduction shall be identical among all of the Warrants. For the purpose of this Agreement, a “Business Day” shall mean a day, other than a Saturday, Sunday or federal holiday, on which banks in New York City are generally open for normal business.

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3.2. Duration of Warrants. A Warrant may be exercised only during the period (the “Exercise Period”) commencing thirty (30) days after the Effective Date and terminating at the earliest to occur of: (x) at 5:00 p.m., New York City time on the date that is five (5) years after the Effective Date, (y) the liquidation of the Company, and (z) other than with respect to the Private Placement Warrants, at 5:00 p.m., New York City time on the Redemption Date (as defined below) as provided in Section 6.3 hereof (the “Expiration Date”); provided, however, that the exercise of any Warrant shall be subject to the satisfaction of any applicable conditions, as set forth in subsection 3.3.2 below, with respect to an effective registration statement or a valid exemption therefrom being available. Except with respect to the right to receive the Redemption Price (as defined below) (other than with respect to the Private Placement Warrants) in the event of a redemption (as set forth in Section 6 hereof), each outstanding Warrant (other than with respect to the Private Placement Warrants) not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease at 5:00 p.m. New York City time on the Expiration Date.

The Company in its sole discretion may extend the duration of the Warrants by delaying the Expiration Date; provided, that the Company shall provide at least twenty (20) days prior written notice of any such extension to Registered Holders of the Warrants and, provided further that any such extension shall be identical in duration among all the Warrants.

3.3. Exercise of Warrants.

3.3.1 Payment. Subject to the provisions of the Warrant and this Agreement, a Warrant may be exercised by the Registered Holder thereof by delivering to the Warrant Agent at its corporate trust department (i) the Definitive Warrant Certificate evidencing the Warrants to be exercised, or, in the case of a Book-Entry Warrant Certificate, the Warrants to be exercised (the “Book-Entry Warrants”) on the records of the Depositary to an account of the Warrant Agent at the Depositary designated for such purposes in writing by the Warrant Agent to the Depositary from time to time, (ii) an election to purchase (“Election to Purchase”) Class A Ordinary Shares pursuant to the exercise of a Warrant, properly completed and executed by the Registered Holder on the reverse of the Definitive Warrant Certificate or, in the case of a Book-Entry Warrant Certificate, properly delivered by the Participant in accordance with the Depositary’s procedures, and (iii) payment in full of the Warrant Price for each Class A Ordinary Share as to which the Warrant is exercised and any and all applicable taxes due in connection with the exercise of the Warrant, the exchange of the Warrant for the Class A Ordinary Shares and the issuance of such Class A Ordinary Shares, as follows:

(a) in lawful money of the United States, in good certified check or good bank draft payable to the Warrant Agent or by wire transfer of immediately available funds;

(b) [Reserved];

(c) with respect to any Private Placement Warrant, by surrendering the Warrants for that number of Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Class A Ordinary Shares underlying the Warrants, multiplied by the difference between the Warrant Price and the “Exercise Fair Market Value,” as defined in this subsection 3.3.1(c) by (y) the Sponsor Exercise Fair Market Value. Solely for purposes of this subsection 3.3.1(c), the “Exercise Fair Market Value” shall mean the average last reported sale price of the Ordinary Shares for the ten (10) trading days ending on the third trading day prior to the date on which notice of exercise of the Warrant is sent to the Warrant Agent; or

(d) on a cashless basis as provided in Section 7.4 hereof.

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3.3.2 Issuance of Class A Ordinary Shares on Exercise. As soon as practicable after the exercise of any Warrant and the clearance of the funds in payment of the Warrant Price (if payment is pursuant to subsection 3.3.1(a)), the Company shall issue to the Registered Holder of such Warrant a book-entry position or certificate, as applicable, for the number of Class A Ordinary Shares to which he, she or it is entitled, registered in such name or names as may be directed by him, her or it, and if such Warrant shall not have been exercised in full, a new book-entry position or countersigned Warrant, as applicable, for the number of Class A Ordinary Shares as to which such Warrant shall not have been exercised. If fewer than all the Warrants evidenced by a book-entry Warrant Certificate are exercised, a notation shall be made to the records maintained by the Depositary, its nominee for each Book-Entry Warrant Certificate, or a Participant, as appropriate, evidencing the balance of the Warrants remaining after such exercise. Notwithstanding the foregoing, the Company shall not be obligated to deliver any Class A Ordinary Shares pursuant to the exercise of a Warrant and shall have no obligation to settle such Warrant exercise unless a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) with respect to the Class A Ordinary Shares underlying the Warrants is then effective and a prospectus relating thereto is current, subject to the Company’s satisfying its obligations under Section 7.4. No Warrant shall be exercisable and the Company shall not be obligated to issue Class A Ordinary Shares upon exercise of a Warrant unless the Class A Ordinary Shares issuable upon such Warrant exercise have been registered, qualified or deemed to be exempt from registration or qualification under the securities laws of the state of residence of the Registered Holder of the Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such Warrant shall not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless. In no event will the Company be required to net cash settle the Warrant exercise. The Company may require holders of Public Warrants to settle the Warrant on a “cashless basis” pursuant to Section 7.4. If, by reason of any exercise of Warrants on a “cashless basis,” the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a Class A Ordinary Share, the Company shall round down to the nearest whole number, the number of Class A Ordinary Shares to be issued to such holder.

3.3.3 Valid Issuance. All Class A Ordinary Shares issued upon the proper exercise of a Warrant in conformity with this Agreement shall be validly issued, fully paid and non-assessable.

3.3.4 Date of Issuance. Each person in whose name any book-entry position or certificate, as applicable, for Class A Ordinary Shares is issued shall for all purposes be deemed to have become the holder of record of such Class A Ordinary Shares on the date on which the Warrant, or book-entry position representing such Warrant, was surrendered and payment of the Warrant Price was made, irrespective of the date of delivery of such certificate in the case of a certificated Warrant, except that, if the date of such surrender and payment is a date when the share transfer books of the Company or book-entry system of the Warrant Agent are closed, such person shall be deemed to have become the holder of such Class A Ordinary Shares at the close of business on the next succeeding date on which the share transfer books or book-entry system are open.

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3.3.5 Maximum Percentage. A holder of a Warrant may notify the Company in writing in the event it elects to be subject to the provisions contained in this subsection 3.3.5; however, no holder of a Warrant shall be subject to this subsection 3.3.5 unless he, she or it makes such election. If the election is made by a holder, the Warrant Agent shall not effect the exercise of the holder’s Warrant, and such holder shall not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Warrant Agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) (the “Maximum Percentage”) of the Class A Ordinary Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Class A Ordinary Shares beneficially owned by such person and its affiliates shall include the number of Class A Ordinary Shares issuable upon exercise of the Warrant with respect to which the determination of such sentence is being made, but shall exclude Class A Ordinary Shares that would be issuable upon (x) exercise of the remaining, unexercised portion of the Warrant beneficially owned by such person and its affiliates and (y) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such person and its affiliates (including, without limitation, any convertible notes or convertible preferred shares or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For purposes of the Warrant, in determining the number of outstanding Class A Ordinary Shares, the holder may rely on the number of outstanding Class A Ordinary Shares as reflected in (1) the Company’s most recent annual report on Form 20-F or Form 10-K, quarterly report on Form 10-Q, current report on Form 6-K or Form 8-K (in each case as applicable), or other public filing with the Commission as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of Class A Ordinary Shares outstanding. For any reason at any time, upon the written request of the holder of the Warrant, the Company shall, within two (2) Business Days, confirm orally and in writing to such holder the number of Class A Ordinary Shares then outstanding. In any case, the number of outstanding Class A Ordinary Shares shall be determined after giving effect to the conversion or exercise of equity securities of the Company by the holder and its affiliates since the date as of which such number of outstanding Class A Ordinary Shares was reported. By written notice to the Company, the holder of a Warrant may from time to time increase or decrease the Maximum Percentage applicable to such holder to any other percentage specified in such notice; provided, however, that any such increase shall not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

4. Adjustments.

4.1. Share Capitalizations.

4.1.1 Split-Ups. If after the Effective Date, and subject to the provisions of Section 4.6 below, the number of outstanding Class A Ordinary Shares is increased by a share capitalization payable in Class A Ordinary Shares, or by a split-up of Class A Ordinary Shares or other similar event, then, on the effective date of such share capitalization, split-up or similar event, the number of Class A Ordinary Shares issuable on exercise of each Warrant shall be increased in proportion to such increase in the outstanding Class A Ordinary Shares. A rights offering to holders of the Class A Ordinary Shares entitling holders to purchase Class A Ordinary Shares at a price less than the “Historical Fair Market Value” (as defined below) shall be deemed a share capitalization of a number of Class A Ordinary Shares equal to the product of (i) the number of Class A Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A Ordinary Shares) and multiplied by (ii) one (1) minus the quotient of (x) the price per Class A Ordinary Share paid in such rights offering divided by (y) the Historical Fair Market Value. For purposes of this subsection 4.1.1, (i) if the rights offering is for securities convertible into or exercisable for Class A Ordinary Shares, in determining the price payable for Class A Ordinary Shares, there shall be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “Historical Fair Market Value” means the volume weighted average price of the Class A Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Class A Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights. No Class A Ordinary Shares shall be issued at less than their par value.

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4.1.2 Dividends. If the Company, at any time while the Warrants are outstanding and unexpired, shall pay a dividend or make a distribution in cash, securities or other assets to the holders of Class A Ordinary Shares on account of such Class A Ordinary Shares (or other shares of the Company’s share capital into which the Warrants are convertible), other than (a) as described in subsection 4.1.1 above, or (b) Ordinary Cash Dividends (as defined below) (any such non-excluded event being referred to herein as an “Extraordinary Dividend”), then the Warrant Price shall be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and/or the fair market value (as determined by the Board, in good faith) of any securities or other assets paid on each Class A Ordinary Share in respect of such Extraordinary Dividend. For purposes of this subsection 4.1.2, “Ordinary Cash Dividends” means any cash dividend or cash distribution which, when combined on a per share basis, with the per share amounts of all other cash dividends and cash distributions paid on the Class A Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution (as adjusted to appropriately reflect any of the events referred to in other subsections of this Section 4 and excluding cash dividends or cash distributions that resulted in an adjustment to the Warrant Price or to the number of Class A Ordinary Shares issuable on exercise of each Warrant) does not exceed $0.50 but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50.

4.2. Aggregation of Shares. If after the date hereof, and subject to the provisions of Section 4.6 hereof, the number of outstanding Class A Ordinary Shares is decreased by a consolidation, combination, reverse share split or reclassification of Class A Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of Class A Ordinary Shares issuable on exercise of each Warrant shall be decreased in proportion to such decrease in outstanding Class A Ordinary Shares.

4.3. Adjustments in Warrant Price.

4.3.1 Whenever the number of Class A Ordinary Shares purchasable upon the exercise of the Warrants is adjusted, as provided in subsection 4.1.1 or Section 4.2 above, the Warrant Price shall be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of Class A Ordinary Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of Class A Ordinary Shares so purchasable immediately thereafter.

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4.3.2 [Reserved].

4.4. Replacement of Securities upon Reorganization, etc. In case of any reclassification or reorganization of the outstanding Class A Ordinary Shares (other than a change under subsections 4.1.1 or Section 4.2 hereof or that solely affects the par value of such Class A Ordinary Shares), or in the case of any merger or consolidation of the Company with or into another entity or conversion of the Company as another entity (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding Class A Ordinary Shares), or in the case of any sale or conveyance to another entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the Warrants shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Class A Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised his, her or its Warrant(s) immediately prior to such event.

If any reclassification or reorganization also results in a change in Class A Ordinary Shares covered by subsection 4.1.1, then such adjustment shall be made pursuant to subsection 4.1.1 or Sections 4.2, 4.3 and this Section 4.4. The provisions of this Section 4.4 shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers. In no event will the Warrant Price be reduced to less than the par value per share issuable upon exercise of the Warrant.

4.5. Notices of Changes in Warrant. Upon every adjustment of the Warrant Price or the number of Class A Ordinary Shares issuable upon exercise of a Warrant, the Company shall give written notice thereof to the Warrant Agent, which notice shall state the Warrant Price resulting from such adjustment and the increase or decrease, if any, in the number of Class A Ordinary Shares purchasable at such price upon the exercise of a Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Upon the occurrence of any event specified in Sections 4.1, 4.2, 4.3 or 4.4, the Company shall give written notice of the occurrence of such event to each holder of a Warrant, at the last address set forth for such holder in the Warrant Register, of the record date or the effective date of the event. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such event.

4.6. No Fractional Shares. Notwithstanding any provision contained in this Agreement to the contrary, the Company shall not issue fractional Class A Ordinary Shares upon the exercise of Warrants. If, by reason of any adjustment made pursuant to this Section 4, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a share, the Company shall, upon such exercise, round down to the nearest whole number the number of Class A Ordinary Shares to be issued to such holder.

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4.7. Form of Warrant. The form of Warrant need not be changed because of any adjustment pursuant to this Section 4, and Warrants issued after such adjustment may state the same Warrant Price and the same number of Class A Ordinary Shares as is stated in the Warrants initially issued pursuant to this Agreement; provided, however, that the Company may at any time in its sole discretion make any change in the form of Warrant that the Company may deem appropriate and that does not affect the substance thereof, and any Warrant thereafter issued or countersigned, whether in exchange or substitution for an outstanding Warrant or otherwise, may be in the form as so changed.

4.8. Other Events. In case any event shall occur affecting the Company as to which none of the provisions of preceding subsections of this Section 4 are strictly applicable, but which would require an adjustment to the terms of the Warrants in order to (i) avoid an adverse impact on the Warrants and (ii) effectuate the intent and purpose of this Section 4, then, in each such case, the Company shall appoint a firm of independent public accountants, investment banking or other appraisal firm of recognized national standing, which shall give its opinion as to whether or not any adjustment to the rights represented by the Warrants is necessary to effectuate the intent and purpose of this Section 4 and, if they determine that an adjustment is necessary, the terms of such adjustment. The Company shall adjust the terms of the Warrants in a manner that is consistent with any adjustment recommended in such opinion.

4.9. [Reserved].

5. Transfer and Exchange of Warrants.

5.1. Registration of Transfer. The Warrant Agent shall register the transfer, from time to time, of any outstanding Warrant upon the Warrant Register, upon surrender of such Warrant for transfer, in the case of a certificated Warrant, properly endorsed with signatures properly guaranteed and accompanied by appropriate instructions for transfer. Upon any such transfer, a new Warrant representing an equal aggregate number of Warrants shall be issued and the old Warrant shall be cancelled by the Warrant Agent. In the case of certificated Warrants, the Warrants so cancelled shall be delivered by the Warrant Agent to the Company from time to time upon request.

5.2. Procedure for Surrender of Warrants. Warrants may be surrendered to the Warrant Agent, together with a written request for exchange or transfer, and thereupon the Warrant Agent shall issue in exchange therefor one or more new Warrants as requested by the Registered Holder of the Warrants so surrendered, representing an equal aggregate number of Warrants; provided, however, that except as otherwise provided herein or in any Book-Entry Warrant Certificate or Definitive Warrant Certificate, each Book-Entry Warrant Certificate and Definitive Warrant Certificate may be transferred only in whole and only to the Depositary, to another nominee of the Depositary, to a successor depository, or to a nominee of a successor depository; provided further, however, that in the event that a Warrant surrendered for transfer bears a restrictive legend (as in the case of the Private Placement Warrants), the Warrant Agent shall not cancel such Warrant and issue new Warrants in exchange thereof until the Warrant Agent has received an opinion of counsel for the Company stating that such transfer may be made and indicating whether the new Warrants must also bear a restrictive legend.

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5.3. Fractional Warrants. The Warrant Agent shall not be required to effect any registration of transfer or exchange which shall result in the issuance of a warrant certificate or book-entry position for a fraction of a warrant.

5.4. Service Charges. No service charge shall be made for any exchange or registration of transfer of Warrants.

5.5. Warrant Execution and Countersignature. The Warrant Agent is hereby authorized to countersign and to deliver, in accordance with the terms of this Agreement, the Warrants required to be issued pursuant to the provisions of this Section 5, and the Company, whenever required by the Warrant Agent, shall supply the Warrant Agent with Warrants duly executed on behalf of the Company for such purpose.

5.6. [Reserved].

6. Redemption.

6.1. Redemption of Warrants. Not less than all of the outstanding Warrants may be redeemed, at the option of the Company, at any time while they are exercisable and prior to their expiration, at the office of the Warrant Agent, upon notice to the Registered Holders of the Warrants, as described in Section 6.3 below, at a Redemption Price of $0.01 per Warrant; provided that (a) the Reference Value (as defined below) equals or exceeds $18.00 per Class A Ordinary Share (subject to adjustment in compliance with Section 4 hereof), and (b) there is an effective registration statement covering the issuance of the Class A Ordinary Shares issuable upon exercise of the Warrants, and a current prospectus relating thereto, available throughout the 30-day Redemption Period (as defined in Section 6.3 below) or the Company has elected to require the exercise of the Warrants on a “cashless basis” pursuant to subsection 3.3.1(b) hereof.

6.2. Date Fixed for, and Notice of, Redemption; Redemption Price; Reference Value. In the event that the Company elects to redeem the Warrants pursuant to Section 6.1, the Company shall fix a date for the redemption (the “Redemption Date”). Notice of redemption shall be mailed by first class mail, postage prepaid, by the Company not less than thirty (30) days prior to the Redemption Date (such period, the “30-day Redemption Period”) to the Registered Holders of the Warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Registered Holder received such notice. As used in this Agreement, (a) “Redemption Price” shall mean the price per Warrant at which any Warrants are redeemed pursuant to Section 6.1 and (b) “Reference Value” shall mean the last reported sales price of the Class A Ordinary Shares for any twenty (20) trading days within the thirty (30) trading-day period ending on the third trading day prior to the date on which notice of the redemption is given.

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6.3. Exercise After Notice of Redemption. The Warrants may be exercised, for cash (or on a “cashless basis” pursuant to Section 3.3.1(b) of this Agreement, if applicable) at any time after notice of redemption shall have been given by the Company pursuant to Section 6.3 hereof and prior to the Redemption Date. In the event that the Company determines to require all holders of Warrants to exercise their Warrants on a “cashless basis” pursuant to subsection 3.3.1(b) hereof, the notice of redemption shall contain instructions on how to calculate the number of Class A Ordinary Shares to be received upon exercise of the Warrants.

On and after the Redemption Date, the record holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the Redemption Price.

6.4. Exclusion of Private Placement Warrants. The Company agrees that the redemption rights provided in Section 6.1 hereof shall not apply to the Private Placement Warrants.

7. Other Provisions Relating to Rights of Holders of Warrants.

7.1. No Rights as Shareholder. A Warrant does not entitle the Registered Holder thereof to any of the rights of a shareholder of the Company, including, without limitation, the right to receive dividends, or other distributions, exercise any preemptive rights to vote or to consent or to receive notice as shareholders in respect of the general meeting or the appointment of directors of the Company or any other matter.

7.2. Lost, Stolen, Mutilated, or Destroyed Warrants. If any Warrant is lost, stolen, mutilated, or destroyed, the Company and the Warrant Agent may on such terms as to indemnity or otherwise as they may in their discretion impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination, tenor, and date as the Warrant so lost, stolen, mutilated, or destroyed. Any such new Warrant shall constitute a substitute contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated, or destroyed Warrant shall be at any time enforceable by anyone.

7.3. Reservation of Class A Ordinary Shares. The Company shall at all times reserve and keep available a number of its authorized but unissued Class A Ordinary Shares that shall be sufficient to permit the exercise in full of all outstanding Warrants issued pursuant to this Agreement.

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7.4. Registration of Ordinary Shares; Cashless Exercise at Company’s Option.

7.4.1 Registration of the Ordinary Shares. The Company agrees that as soon as practicable, but in no event later than fifteen (15) Business Days after the Effective Date, it shall use its commercially reasonable efforts to file with the Commission a registration statement registering, under the Securities Act, the issuance of the Class A Ordinary Shares issuable upon exercise of the Warrants. The Company shall use its commercially reasonable efforts to cause the same to become effective within 60 Business Days after the Closing and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the Warrants in accordance with the provisions of this Agreement. If any such registration statement has not been declared effective by the 60th Business Day following the closing of the Business Combination, holders of the Warrants shall have the right, during the period beginning on the 61st Business Day after the closing of the Business Combination and ending upon such registration statement being declared effective by the Commission, and during any other period when the Company shall fail to have maintained an effective registration statement covering the issuance of the Class A Ordinary Shares issuable upon exercise of the Warrants, to exercise such Warrants on a “cashless basis,” pursuant to subsection 3.3.1, by exchanging the Warrants (in accordance with Section 3(a)(9) of the Securities Act (or any successor rule) or another exemption) for that number of Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Class A Ordinary Shares underlying the Warrants, multiplied by the difference between the Warrant Price and the “Fair Market Value”, as defined in this subsection 7.4.1 by (y) the Fair Market Value. Solely for purposes of this subsection 7.4.1, “Fair Market Value” shall mean the average last reported sale price of the Class A Ordinary Shares for the ten (10) trading day period ending on the trading day prior to the date that notice of exercise is received by the Warrant Agent from the holder of such Warrants or its securities broker or intermediary. The date that notice of cashless exercise is received by the Warrant Agent shall be conclusively determined by the Warrant Agent. In connection with the “cashless exercise” of a Public Warrant, the Company shall, upon request, provide the Warrant Agent with an opinion of counsel for the Company (which shall be an outside law firm with securities law experience) stating that (i) the exercise of the Warrants on a cashless basis in accordance with this subsection 7.4.1 is not required to be registered under the Securities Act and (ii) the Class A Ordinary Shares issued upon such exercise shall be freely tradable under United States federal securities laws by anyone who is not an affiliate (as such term is defined in Rule 144 under the Securities Act (or any successor rule)) of the Company and, accordingly, shall not be required to bear a restrictive legend. Except as provided in subsection 7.4.2, for the avoidance of any doubt, unless and until all of the Warrants have been exercised or have expired, the Company shall continue to be obligated to comply with its registration obligations under the first three sentences of this subsection 7.4.1.

7.4.2 Cashless Exercise at Company’s Option. If the Class A Ordinary Shares are at the time of any exercise of a Warrant not listed on a national securities exchange such that they satisfy the definition of “covered securities” under Section 18(b)(1) of the Securities Act (or any successor rule), the Company may, at its option, require holders of Public Warrants who exercise Public Warrants to exercise such Public Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act (or any successor rule) as described in subsection 7.4.1 and (i) in the event the Company so elects, the Company shall not be required to file or maintain in effect a registration statement for the registration, under the Securities Act, of the Class A Ordinary Shares issuable upon exercise of the Public Warrants, notwithstanding anything in this Agreement to the contrary or (ii) if the Company does not so elect, the Company agrees to use its commercially reasonable efforts to register or qualify for sale the Class A Ordinary Shares issuable upon exercise of the Public Warrants under the blue sky laws of the state of residence of the exercising Public Warrant holder to the extent an exemption is not available.

8. Concerning the Warrant Agent and Other Matters.

8.1. Payment of Taxes. The Company shall from time to time promptly pay all taxes and charges that may be imposed upon the Company or the Warrant Agent in respect of the issuance or delivery of Class A Ordinary Shares upon the exercise of the Warrants, but the Company shall not be obligated to pay any transfer taxes in respect of the Warrants or such Class A Ordinary Shares.

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8.2. Resignation, Consolidation, or Merger of Warrant Agent.

8.2.1 Appointment of Successor Warrant Agent. The Warrant Agent, or any successor to it hereafter appointed, may resign its duties and be discharged from all further duties and liabilities hereunder after giving sixty (60) days’ notice in writing to the Company. If the office of the Warrant Agent becomes vacant by resignation or incapacity to act or otherwise, the Company shall appoint in writing a successor Warrant Agent in place of the Warrant Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after it has been notified in writing of such resignation or incapacity by the Warrant Agent or by the holder of a Warrant (who shall, with such notice, submit his, her or its Warrant for inspection by the Company), then the holder of any Warrant may apply to the Supreme Court of the State of New York for the County of New York for the appointment of a successor Warrant Agent at the Company’s cost. Any successor Warrant Agent, whether appointed by the Company or by such court, shall be a corporation organized and existing under the laws of the State of New York, in good standing and having its principal office in the Borough of Manhattan, City and State of New York, and authorized under such laws to exercise corporate trust powers and subject to supervision or examination by federal or state authority. After appointment, any successor Warrant Agent shall be vested with all the authority, powers, rights, immunities, duties, and obligations of its predecessor Warrant Agent with like effect as if originally named as Warrant Agent hereunder, without any further act or deed; but if for any reason it becomes necessary or appropriate, the predecessor Warrant Agent shall execute and deliver, at the expense of the Company, an instrument transferring to such successor Warrant Agent all the authority, powers, and rights of such predecessor Warrant Agent hereunder; and upon request of any successor Warrant Agent the Company shall make, execute, acknowledge, and deliver any and all instruments in writing for more fully and effectually vesting in and confirming to such successor Warrant Agent all such authority, powers, rights, immunities, duties, and obligations.

8.2.2 Notice of Successor Warrant Agent. In the event a successor Warrant Agent shall be appointed, the Company shall give notice thereof to the predecessor Warrant Agent and the Transfer Agent for the Class A Ordinary Shares not later than the effective date of any such appointment.

8.2.3 Merger or Consolidation of Warrant Agent. Any corporation into which the Warrant Agent may be merged or with which it may be consolidated or any corporation resulting from any merger or consolidation to which the Warrant Agent shall be a party shall be the successor Warrant Agent under this Agreement without any further act.

8.3. Fees and Expenses of Warrant Agent.

8.3.1 Remuneration. The Company agrees to pay the Warrant Agent reasonable remuneration for its services as such Warrant Agent hereunder and shall, pursuant to its obligations under this Agreement, reimburse the Warrant Agent upon demand for all expenditures that the Warrant Agent may reasonably incur in the execution of its duties hereunder.

8.3.2 Further Assurances. The Company agrees to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required by the Warrant Agent for the carrying out or performing of the provisions of this Agreement.

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8.4. Liability of Warrant Agent.

8.4.1 Reliance on Company Statement. Whenever in the performance of its duties under this Agreement, the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a statement signed by the Chief Executive Officer, Chief Financial Officer, President, Executive Vice President, Vice President, or Chairman of the Board of the Company and delivered to the Warrant Agent. The Warrant Agent may rely upon such statement for any action taken or suffered in good faith by it pursuant to the provisions of this Agreement.

8.4.2 Indemnity. The Warrant Agent shall be liable hereunder only for its own gross negligence, willful misconduct or bad faith. The Company agrees to indemnify the Warrant Agent and save it harmless against any and all liabilities, including judgments, costs and reasonable counsel fees, for anything done or omitted by the Warrant Agent in the execution of this Agreement, except as a result of the Warrant Agent’s gross negligence, willful misconduct or bad faith.

8.4.3 Exclusions. The Warrant Agent shall have no responsibility with respect to the validity of this Agreement or with respect to the validity or execution of any Warrant (except its countersignature thereof). The Warrant Agent shall not be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Warrant. The Warrant Agent shall not be responsible to make any adjustments required under the provisions of Section 4 hereof or responsible for the manner, method, or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Class A Ordinary Shares to be issued pursuant to this Agreement or any Warrant or as to whether any Class A Ordinary Shares shall, when issued, be valid and fully paid and non-assessable.

8.5. Acceptance of Agency. The Warrant Agent hereby accepts the agency established by this Agreement and agrees to perform the same upon the terms and conditions herein set forth and among other things, shall account promptly to the Company with respect to Warrants exercised and concurrently account for, and pay to the Company, all monies received by the Warrant Agent for the purchase of Class A Ordinary Shares through the exercise of the Warrants.

8.6. [Reserved].

9. Miscellaneous Provisions.

9.1. Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

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9.2. Notices. Any notice, statement or demand authorized by this Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on the Company shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Company with the Warrant Agent), as follows:

Webull Corporation.

200 Carillon Parkway

St. Petersburg, Florida 33716

Attention: Haichen Wang, Chief Financial Officer; Ben James, General Counsel
E-mail: h.c.wang@webull.com; ben@webull.com

with a copy to:

Kirkland & Ellis

26th Floor, Gloucester Tower, The Landmark
15 Queen’s Road Central, Hong Kong
Attention: Jesse Sheley

Email: jesse.sheley@kirkland.com

Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Warrant or by the Company to or on the Warrant Agent shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Warrant Agent with the Company), as follows:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor

New York, NY 10004

Attention: Compliance Department

9.3. Applicable Law and Exclusive Forum. The validity, interpretation, and performance of this Agreement and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction.

The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any Warrants shall be deemed to have notice of and to have consented to the forum provisions in this Agreement. If any action, the subject matter of which is within the scope of the forum provisions of this Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of the Warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

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9.4. Persons Having Rights under this Agreement. Nothing in this Agreement shall be construed to confer upon, or give to, any person or corporation other than the parties hereto and the Registered Holders of the Warrants any right, remedy, or claim under or by reason of this Agreement or of any covenant, condition, stipulation, promise, or agreement hereof. All covenants, conditions, stipulations, promises, and agreements contained in this Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors and assigns and of the Registered Holders of the Warrants.

9.5. Examination of the Warrant Agreement. A copy of this Agreement shall be available at all reasonable times at the office of the Warrant Agent in the Borough of Manhattan, City and State of New York, for inspection by the Registered Holder of any Warrant. The Warrant Agent may require any such holder to submit such holder’s Warrant for inspection by the Warrant Agent.

9.6. Counterparts: Electronic Signatures. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Agreement transmitted electronically shall have the same authority, effect and enforceability as an original signature.

9.7. Effect of Headings. The Section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

9.8. Amendments. This Agreement may be amended by the parties hereto without the consent of any Registered Holder for the purpose of curing any ambiguity, or curing, correcting or supplementing any defective provision contained herein, including to conform the provisions hereof to the description of the terms of the Warrants and this Agreement set forth in the Proxy/Registration Statement, or adding or changing any other provisions with respect to matters or questions arising under this Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the Registered Holders. All other modifications or amendments, including any modification or amendment to increase the Warrant Price or shorten the Exercise Period shall require the vote or written consent of the Registered Holders of at least a majority of the number of the then outstanding Warrants and, solely with respect to any amendment to the terms of the Private Placement Warrants or any provision of this Agreement with respect to the Private Placement Warrants, at least a majority of the number of then outstanding Private Placement Warrants. Notwithstanding the foregoing, the Company may lower the Warrant Price or extend the duration of the Exercise Period pursuant to Sections 3.1 and 3.2, respectively, without the consent of the Registered Holders.

9.9. Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

WEBULL CORPORATION

By:
Name:
Title:	Chief Executive Officer

[Signature Page to Warrant Assignment, Assumption and Amendment Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

SK GROWTH OPPORTUNITIES CORPORATION

By:
Name:	Derek Jensen
Title:	Director and Chief Financial Officer

[Signature Page to Warrant Assignment, Assumption and Amendment Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

CONTINENTAL STOCK TRANSFER &
TRUST COMPANY, as Warrant Agent

By:
Name:
Title:

[Signature Page to Warrant Assignment, Assumption and Amendment Agreement]

EXHIBIT A

[Form of Warrant Certificate]

[FACE]

Number

Warrants

THIS WARRANT SHALL BE VOID IF NOT EXERCISED PRIOR TO THE EXPIRATION OF THE
EXERCISE PERIOD PROVIDED FOR IN THE WARRANT

AGREEMENT DESCRIBED BELOW

WEBULL CORPORATION

Incorporated Under the Laws of the Cayman Islands

CUSIP [●]

Warrant Certificate

This Warrant Certificate certifies that [●], or registered assigns, is the registered holder of warrants evidenced hereby (the “Warrants” and each, a “Warrant”) to purchase Class A Ordinary Shares, $[0.00001] par value per share (the “Class A Ordinary Shares”), of Webull Corporation, a Cayman Islands exempted company (the “Company”). Each Warrant entitles the holder, upon exercise during the Exercise Period set forth in the Warrant Agreement referred to below, to receive from the Company that number of fully paid and non-assessable Class A Ordinary Shares as set forth below, at the exercise price (the “Warrant Price”) as determined pursuant to the Warrant Agreement, payable in US dollars, by bank wire or certified check (or through “cashless exercise” as provided for in the Warrant Agreement) of the United States of America upon surrender of this Warrant Certificate and payment of the Warrant Price at the office or agency of the Warrant Agent referred to below, subject to the conditions set forth herein and in the Warrant Agreement. Defined terms used in this Warrant Certificate but not defined herein shall have the meanings given to them in the Warrant Agreement.

Each whole Warrant is initially exercisable for one fully paid and non-assessable Class A Ordinary Share. No fractional shares will be issued upon exercise of any Warrant. If, upon the exercise of Warrants, a holder would be entitled to receive a fractional interest in a Class A Ordinary Share, the Company will, upon exercise, round down to the nearest whole number the number of Class A Ordinary Shares to be issued to the Warrant holder. The number of Class A Ordinary Shares issuable upon exercise of the Warrants is subject to adjustment upon the occurrence of certain events set forth in the Warrant Agreement.

The initial Warrant Price per Class A Ordinary Share for any Warrant is equal to $11.50 per share. The Warrant Price is subject to adjustment upon the occurrence of certain events set forth in the Warrant Agreement.

[Exhibit A]

Subject to the conditions set forth in the Warrant Agreement, the Warrants may be exercised only during the Exercise Period and to the extent not exercised by the end of such Exercise Period, such Warrants shall become void.

Reference is hereby made to the further provisions of this Warrant Certificate set forth on the reverse hereof and such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Warrant Certificate shall not be valid unless countersigned by the Warrant Agent, as such term is used in the Warrant Agreement.

This Warrant Certificate shall be governed by and construed in accordance with the internal laws of the State of New York.

WEBULL CORPORATION

By:
Name:	Anquan Wang
Title:	Chief Executive Officer

CONTINENTAL STOCK TRANSFER &
TRUST COMPANY, as Warrant Agent

By:
Name:
Title:

[Exhibit A]

[Form of Warrant Certificate]

[Reverse]

The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants entitling the holder on exercise to receive [●] Class A Ordinary Shares and are issued or to be issued pursuant to a Warrant Assignment, Assumption and Amendment Agreement dated as of [●], 2024 (as amended from time to time, the “Warrant Agreement”), duly executed and delivered by the Company to Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”), which Warrant Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties and immunities thereunder of the Warrant Agent, the Company and the holders (the words “holders” or “holder” meaning the Registered Holders or Registered Holder, respectively) of the Warrants. A copy of the Warrant Agreement may be obtained by the holder hereof upon written request to the Company. Defined terms used in this Warrant Certificate but not defined herein shall have the meanings given to them in the Warrant Agreement.

Warrants may be exercised at any time during the Exercise Period set forth in the Warrant Agreement. The holder of Warrants evidenced by this Warrant Certificate may exercise them by surrendering this Warrant Certificate, with the form of election to purchase set forth hereon properly completed and executed, together with payment of the Warrant Price as specified in the Warrant Agreement (or through “cashless exercise” as provided for in the Warrant Agreement) at the principal corporate trust office of the Warrant Agent. In the event that upon any exercise of Warrants evidenced hereby the number of Warrants exercised shall be less than the total number of Warrants evidenced hereby, there shall be issued to the holder hereof or his, her or its assignee, a new Warrant Certificate evidencing the number of Warrants not exercised.

Notwithstanding anything else in this Warrant Certificate or the Warrant Agreement, no Warrant may be exercised unless at the time of exercise (i) a registration statement covering the issuance of the Class A Ordinary Shares to be issued upon exercise is effective under the Securities Act of 1933, as amended, and (ii) a prospectus thereunder relating to the Class A Ordinary Shares is current, except through “cashless exercise” as provided for in the Warrant Agreement.

The Warrant Agreement provides that upon the occurrence of certain events the number of Class A Ordinary Shares issuable upon the exercise of the Warrants set forth on the face hereof may, subject to certain conditions, be adjusted. If, upon exercise of a Warrant, the holder thereof would be entitled to receive a fractional interest in a Class A Ordinary Share, the Company shall, upon exercise, round down to the nearest whole number of Class A Ordinary Shares to be issued to the holder of the Warrant.

Warrant Certificates, when surrendered at the principal corporate trust office of the Warrant Agent by the Registered Holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

Upon due presentation for registration of transfer of this Warrant Certificate at the office of the Warrant Agent, a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee(s) in exchange for this Warrant Certificate, subject to the limitations provided in the Warrant Agreement, without charge except for any tax or other governmental charge imposed in connection therewith.

The Company and the Warrant Agent may deem and treat the Registered Holder(s) hereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, of any distribution to the holder(s) hereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a shareholder of the Company.

Election to Purchase

(To Be Executed Upon Exercise of Warrant)

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive [●] Class A Ordinary Shares and herewith tenders payment for such Class A Ordinary Shares to the order of Webull Corporation (the “Company”) in the amount of $ in accordance with the terms hereof. The undersigned requests that a certificate for such Class A Ordinary Shares be registered in the name of whose address is and that such Class A Ordinary Shares be delivered to whose address is [●]. If said number of shares is less than all of the Class A Ordinary Shares purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such Ordinary Shares be registered in the name of [●], whose address is and that such Warrant Certificate be delivered to [●], whose address is [●].

In the event that the Warrant may be exercised, to the extent allowed by the Warrant Agreement, through cashless exercise (i) the number of Class A Ordinary Shares that this Warrant is exercisable for would be determined in accordance with the relevant Section of the Warrant Agreement which allows for such cashless exercise and (ii) the holder hereof shall complete the following: The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, through the cashless exercise provisions of the Warrant Agreement, to receive Class A Ordinary Shares. If said number of shares is less than all of the Class A Ordinary Shares purchasable hereunder (after giving effect to the cashless exercise), the undersigned requests that a new Warrant Certificate representing the remaining balance of such Class A Ordinary Shares be registered in the name of, whose address is and that such Warrant Certificate be delivered to [●], whose address is [●].

[Signature Page Follows]

Date:

(Signature)

(Address)

(Tax Identification Number)

Signature Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO SEC RULE 17Ad-15 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (OR ANY SUCCESSOR RULE).

Exhibit 10.5

WARRANT AGREEMENT

THIS WARRANT AGREEMENT (this “Agreement”), dated as of [●], is by and between Webull Corporation, a Cayman Islands exempted company (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (in such capacity, the “Warrant Agent,” and also referred to herein as the “Transfer Agent”).

Whereas, capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed thereto in the Business Combination Agreement (as may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”) entered into on February 27, 2024 by and among the Company, Feather Sound I Inc., an exempted company incorporated with limited liability under the Laws of Cayman Islands and a wholly owned subsidiary of the Company (“Merger Sub I”), Feather Sound II Inc., an exempted company incorporated with limited liability under the Laws of Cayman Islands and a wholly owned subsidiary of the Company (“Merger Sub II”), and SK Growth Opportunities Corporation, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“SPAC”), pursuant to which, among other things, (i) Merger Sub I will merge with and into SPAC, with SPAC surviving the First Merger as a wholly owned Subsidiary of the Company (the “First Merger”), and (ii) SPAC will merge with and into Merger Sub II, with Merger Sub II surviving the Second Merger as a wholly owned Subsidiary of the Company (the “Second Merger,” and together with the First Merger, the “Mergers”);

Whereas, in connection with the Mergers and on the Closing Date, upon the terms and subject to the terms and conditions of the Business Combination Agreement and this Agreement, the Company agrees to issue one incentive warrant (a “Warrant,” and collectively, the “Warrants”) to purchase one class A ordinary share, par value $0.00001 per share, of the Company (the “Class A Ordinary Shares”) to each SPAC Shareholder (other than the SPAC Insiders or any holder of SPAC Treasury Shares) for each Non-Redeeming SPAC Share held by such SPAC Shareholder;

Whereas, each Warrant entitles the holder thereof to purchase one Class A Ordinary Share at a price of $10.00 per share, subject to adjustment as described herein;

Whereas, the Company has filed with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form F-4 (File No. [●]) (the “Registration Statement”) and prospectus (the “Prospectus”) for the registration, under the Securities Act of 1933, as amended (the “Securities Act”), of, among others, the Warrants and the Class A Ordinary Shares issuable upon the exercise of the Warrants;

Whereas, the Company desires the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange, redemption and exercise of the Warrants;

Whereas, the Company desires to provide for the form and provisions of the Warrants, the terms upon which they shall be issued and exercised, and the respective rights, limitation of rights, and immunities of the Company, the Warrant Agent, and the holders of the Warrants; and

Whereas, all acts and things have been done and performed which are necessary to make the Warrants, when executed on behalf of the Company and countersigned by or on behalf of the Warrant Agent (if a physical certificate is issued), as provided herein, the valid, binding and legal obligations of the Company, and to authorize the execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

1. Appointment of Warrant Agent. The Company hereby appoints the Warrant Agent to act as agent for the Company for the Warrants, and the Warrant Agent hereby accepts such appointment and agrees to perform the same in accordance with the terms and conditions set forth in this Agreement.

2. Warrants.

2.1. Form of Warrant. Each Warrant shall initially be issued in registered form only, and, if a physical certificate is issued, shall be in substantially the form of Exhibit A hereto, the provisions of which are incorporated herein and shall be signed by, or bear the facsimile signature of, the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer or other principal officer of the Company. In the event the person whose facsimile signature has been placed upon any Warrant shall have ceased to serve in the capacity in which such person signed the Warrant before such Warrant is issued, it may be issued with the same effect as if he or she had not ceased to be such at the date of issuance. All of the Warrants shall initially be represented by one or more book-entry certificates (each, a “Book-Entry Warrant Certificate”).

2.2. Effect of Countersignature. If a physical certificate is issued, unless and until countersigned by the Warrant Agent pursuant to this Agreement, a Warrant certificate shall be invalid and of no effect and may not be exercised by the holder thereof.

2.3. Registration.

2.3.1 Warrant Register. The Warrant Agent shall maintain books (the “Warrant Register”) for the registration of original issuance and the registration of transfer of the Warrants. Upon the initial issuance of the Warrants, the Warrant Agent shall issue and register the Warrants in the names of the respective holders thereof in such denominations and otherwise in accordance with instructions delivered to the Warrant Agent by the Company. All of the Warrants shall initially be represented by one or more Book-Entry Warrant Certificates deposited with The Depository Trust Company (the “Depositary”) and registered in the name of Cede & Co., as nominee of the Depositary. Ownership of beneficial interests in the Warrants shall be shown on, and the transfer of such ownership shall be effected through, records maintained by (i) the Depositary or its nominee for each Book-Entry Warrant Certificate, or (ii) institutions that have accounts with the Depositary (each such institution, with respect to a Warrant in its account, a “Participant”).

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If the Depositary subsequently ceases to make its book-entry settlement system available for the Warrants, the Company may instruct the Warrant Agent regarding making other arrangements for book-entry settlement. In the event that the Warrants are not eligible for, or it is no longer necessary to have the Warrants available in, book-entry form, the Warrant Agent shall provide written instructions to the Depositary to deliver to the Warrant Agent for cancellation each Book-Entry Warrant Certificate, and the Company shall instruct the Warrant Agent to deliver to the Depositary definitive certificates in physical form evidencing such Warrants (“Definitive Warrant Certificate”). Such Definitive Warrant Certificate shall be in the form annexed hereto as Exhibit A, with appropriate insertions, modifications and omissions, as provided above.

2.3.2 Registered Holder. Prior to due presentment for registration of transfer of any Warrant, the Company and the Warrant Agent may deem and treat the person in whose name such Warrant is registered in the Warrant Register (the “Registered Holder”) as the absolute owner of such Warrant and of each Warrant represented thereby (notwithstanding any notation of ownership or other writing on a Definitive Warrant Certificate made by anyone other than the Company or the Warrant Agent), for the purpose of any exercise thereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary.

3. Terms and Exercise of Warrants.

3.1. Warrant Price. Each whole Warrant shall entitle the Registered Holder thereof, subject to the provisions of such Warrant and of this Agreement, to purchase from the Company the number of Class A Ordinary Shares stated therein, at the price of $10.00 per share, subject to the adjustments provided in Section 4 hereof and in the last sentence of this Section 3.1. The term “Warrant Price” as used in this Agreement shall mean the price per share at which the Class A Ordinary Shares may be purchased at the time a Warrant is exercised. The Company in its sole discretion may lower the Warrant Price at any time prior to the Expiration Date (as defined below) for a period of not less than twenty (20) Business Days (as defined below) unless a longer period is required by stock exchange rules or applicable law, provided, that the Company shall provide at least three (3) days prior written notice of such reduction to Registered Holders of the Warrants and, provided further that any such reduction shall be identical among all of the Warrants. For the purpose of this Agreement, a “Business Day” shall mean a day, other than a Saturday, Sunday or federal holiday, on which banks in New York City are generally open for normal business.

3.2. Duration of Warrants. A Warrant may be exercised only during the period (the “Exercise Period”) commencing thirty (30) days after the Closing Date and terminating at the earliest to occur of: (x) at 5:00 p.m., New York City time on the date that is four (4) years after the Closing Date,

(y) the liquidation of the Company, and (z) at 5:00 p.m., New York City time on the Redemption Date (as defined below) as provided in Section 6.3 hereof (the “Expiration Date”); provided, however, that the exercise of any Warrant shall be subject to the satisfaction of any applicable conditions, as set forth in subsection 3.3.2 below, with respect to an effective registration statement or a valid exemption therefrom being available. Except with respect to the right to receive the Redemption Price (as defined below) in the event of a redemption (as set forth in Section 6 hereof), each outstanding Warrant not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease at 5:00 p.m. New York City time on the Expiration Date.

The Company in its sole discretion may extend the duration of the Warrants by delaying the Expiration Date; provided, that the Company shall provide at least twenty (20) days prior written notice of any such extension to Registered Holders of the Warrants and, provided further that any such extension shall be identical in duration among all the Warrants.

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3.3. Exercise of Warrants.

3.3.1 Payment. Subject to the provisions of the Warrant and this Agreement, a Warrant may be exercised by the Registered Holder thereof by delivering to the Warrant Agent at its corporate trust department (i) the Definitive Warrant Certificate evidencing the Warrants to be exercised, or, in the case of a Book-Entry Warrant Certificate, the Warrants to be exercised (the “Book-Entry Warrants”) on the records of the Depositary to an account of the Warrant Agent at the Depositary designated for such purposes in writing by the Warrant Agent to the Depositary from time to time, (ii) an election to purchase (“Election to Purchase”) Class A Ordinary Shares pursuant to the exercise of a Warrant, properly completed and executed by the Registered Holder on the reverse of the Definitive Warrant Certificate or, in the case of a Book-Entry Warrant Certificate, properly delivered by the Participant in accordance with the Depositary’s procedures, and (iii) payment in full of the Warrant Price for each Class A Ordinary Share as to which the Warrant is exercised and any and all applicable taxes due in connection with the exercise of the Warrant, the exchange of the Warrant for the Class A Ordinary Shares and the issuance of such Class A Ordinary Shares, in lawful money of the United States, in good certified check or good bank draft payable to the Warrant Agent or by wire transfer of immediately available funds.

3.3.2 Issuance of Class A Ordinary Shares on Exercise. As soon as practicable after the exercise of any Warrant and the clearance of the funds in payment of the Warrant Price, the Company shall issue to the Registered Holder of such Warrant a book-entry position or certificate, as applicable, for the number of Class A Ordinary Shares to which he, she or it is entitled, registered in such name or names as may be directed by him, her or it, and if such Warrant shall not have been exercised in full, a new book-entry position or countersigned Warrant, as applicable, for the number of Class A Ordinary Shares as to which such Warrant shall not have been exercised. If fewer than all the Warrants evidenced by a Book-Entry Warrant Certificate are exercised, a notation shall be made to the records maintained by the Depositary, its nominee for each Book-Entry Warrant Certificate, or a Participant, as appropriate, evidencing the balance of the Warrants remaining after such exercise. Notwithstanding the foregoing, the Company shall not be obligated to deliver any Class A Ordinary Shares pursuant to the exercise of a Warrant and shall have no obligation to settle such Warrant exercise unless a registration statement under the Securities Act with respect to the Class A Ordinary Shares underlying the Warrants is then effective and a prospectus relating thereto is current, subject to the Company’s satisfying its obligations under Section 7.4. No Warrant shall be exercisable and the Company shall not be obligated to issue Class A Ordinary Shares upon exercise of a Warrant unless the Class A Ordinary Shares issuable upon such Warrant exercise have been registered, qualified or deemed to be exempt from registration or qualification under the securities laws of the state of residence of the Registered Holder of the Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such Warrant shall not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless. In no event will the Company be required to net cash settle the Warrant exercise.

3.3.3 Valid Issuance. All Class A Ordinary Shares issued upon the proper exercise of a Warrant in conformity with this Agreement shall be validly issued, fully paid and non-assessable.

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3.3.4 Date of Issuance. Each person in whose name any book-entry position or certificate, as applicable, for Class A Ordinary Shares is issued shall for all purposes be deemed to have become the holder of record of such Class A Ordinary Shares on the date on which the Warrant, or book-entry position representing such Warrant, was surrendered and payment of the Warrant Price was made, irrespective of the date of delivery of such certificate in the case of a certificated Warrant, except that, if the date of such surrender and payment is a date when the share transfer books of the Company or book-entry system of the Warrant Agent are closed, such person shall be deemed to have become the holder of such Class A Ordinary Shares at the close of business on the next succeeding date on which the share transfer books or book-entry system are open.

3.3.5 Maximum Percentage. A holder of a Warrant may notify the Company in writing in the event it elects to be subject to the provisions contained in this subsection 3.3.5; however, no holder of a Warrant shall be subject to this subsection 3.3.5 unless he, she or it makes such election. If the election is made by a holder, the Warrant Agent shall not effect the exercise of the holder’s Warrant, and such holder shall not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Warrant Agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) (the “Maximum Percentage”) of the Class A Ordinary Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Class A Ordinary Shares beneficially owned by such person and its affiliates shall include the number of Class A Ordinary Shares issuable upon exercise of the Warrant with respect to which the determination of such sentence is being made, but shall exclude Class A Ordinary Shares that would be issuable upon (x) exercise of the remaining, unexercised portion of the Warrant beneficially owned by such person and its affiliates and (y) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such person and its affiliates (including, without limitation, any convertible notes or convertible preferred shares or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For purposes of the Warrant, in determining the number of outstanding Class A Ordinary Shares, the holder may rely on the number of outstanding Class A Ordinary Shares as reflected in (1) the Company’s most recent annual report on Form 20-F or Form 10-K, quarterly report on Form 10-Q, current report on Form 6-K or Form 8-K (in each case to the extent applicable) or other public filing with the Commission, as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of Class A Ordinary Shares outstanding. For any reason at any time, upon the written request of the holder of the Warrant, the Company shall, within two (2) Business Days, confirm orally and in writing to such holder the number of Class A Ordinary Shares then outstanding. In any case, the number of outstanding Class A Ordinary Shares shall be determined after giving effect to the conversion or exercise of equity securities of the Company by the holder and its affiliates since the date as of which such number of outstanding Class A Ordinary Shares was reported. By written notice to the Company, the holder of a Warrant may from time to time increase or decrease the Maximum Percentage applicable to such holder to any other percentage specified in such notice; provided, however, that any such increase shall not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

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4. Adjustments.

4.1. Share Capitalizations.

4.1.1 Split-Ups. If after the Closing Date, and subject to the provisions of Section 4.6 below, the number of outstanding Class A Ordinary Shares is increased by a share capitalization payable in Class A Ordinary Shares, or by a split-up of Class A Ordinary Shares or other similar event, then, on the effective date of such share capitalization, split-up or similar event, the number of Class A Ordinary Shares issuable on exercise of each Warrant shall be increased in proportion to such increase in the outstanding Class A Ordinary Shares. A rights offering to holders of the Class A Ordinary Shares entitling holders to purchase Class A Ordinary Shares at a price less than the “Historical Fair Market Value” (as defined below) shall be deemed a share capitalization of a number of Class A Ordinary Shares equal to the product of (i) the number of Class A Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A Ordinary Shares) and multiplied by (ii) one (1) minus the quotient of (x) the price per Class A Ordinary Share paid in such rights offering divided by (y) the Historical Fair Market Value. For purposes of this subsection 4.1.1, (i) if the rights offering is for securities convertible into or exercisable for Class A Ordinary Shares, in determining the price payable for Class A Ordinary Shares, there shall be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “Historical Fair Market Value” means the VWAP (as defined below) of the Class A Ordinary Shares as reported during the ten (10) Trading Day (as defined below) period ending on the Trading Day prior to the first date on which the Class A Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights. No Class A Ordinary Shares shall be issued at less than their par value.

4.1.2 Dividends. If the Company, at any time while the Warrants are outstanding and unexpired, shall pay a dividend or make a distribution in cash, securities or other assets to the holders of Class A Ordinary Shares on account of such Class A Ordinary Shares (or other shares of the Company’s share capital into which the Warrants are convertible), other than (a) as described in subsection 4.1.1 above, or (b) Ordinary Cash Dividends (as defined below) (any such non-excluded event being referred to herein as an “Extraordinary Dividend”), then the Warrant Price shall be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and/or the fair market value (as determined by the Board, in good faith) of any securities or other assets paid on each Class A Ordinary Share in respect of such Extraordinary Dividend. For purposes of this subsection 4.1.2, “Ordinary Cash Dividends” means any cash dividend or cash distribution which, when combined on a per share basis, with the per share amounts of all other cash dividends and cash distributions paid on the Class A Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution (as adjusted to appropriately reflect any of the events referred to in other subsections of this Section 4 and excluding cash dividends or cash distributions that resulted in an adjustment to the Warrant Price or to the number of Class A Ordinary Shares issuable on exercise of each Warrant) does not exceed $0.50 but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50.

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4.2. Aggregation of Shares. If after the date hereof, and subject to the provisions of Section 4.6 hereof, the number of outstanding Class A Ordinary Shares is decreased by a consolidation, combination, reverse share split or reclassification of Class A Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of Class A Ordinary Shares issuable on exercise of each Warrant shall be decreased in proportion to such decrease in outstanding Class A Ordinary Shares.

4.3. Adjustments in Warrant Price.

4.3.1 Whenever the number of Class A Ordinary Shares purchasable upon the exercise of the Warrants is adjusted, as provided in subsection 4.1.1 or Section 4.2 above, the Warrant Price shall be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of Class A Ordinary Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of Class A Ordinary Shares so purchasable immediately thereafter.

4.3.2 The Warrant Price and the Reference Price (as defined below) shall be adjusted accordingly upon the occurrences of the following events:

(a) if the Benchmark Value is below $8.00 per Class A Ordinary Share as of the date that is the six (6)-month anniversary of the Closing Date, (i) the Warrant Price shall be reduced to $8.00, and (ii) the Reference Price shall be reduced to $16.00, in each case on the Trading Day immediately following such date of determination;

(b) if the Benchmark Value is below $7.00 per Class A Ordinary Share as of the date that is the twelve (12)-month anniversary of the Closing Date, (i) the Warrant Price shall be reduced to $7.00, and (ii) the Reference Price shall be reduced to $15.00, in each case on the Trading Day immediately following such date of determination;

(c) if the Benchmark Value is below $6.00 per Class A Ordinary Share as of the date that is the eighteen (18)-month anniversary of the Closing Date, (i) the Warrant Price shall be reduced to $6.00, and (ii) the Reference Price shall be reduced to $14.00, in each case on the Trading Day immediately following such date of determination;

(d) if the Benchmark Value is below $5.00 per Class A Ordinary Share as of the date that is the twenty-four (24)-month anniversary of the Closing Date, (i) the Warrant Price shall be reduced to $5.00, and (ii) the Reference Price shall be reduced to $13.00, in each case on the Trading Day immediately following such date of determination;

in each case of clauses (a) through (d), the amounts of the Benchmark Value and the adjusted Warrant Price and Reference Price, as applicable, shall be subject to adjustment to the extent the Warrant Price is adjusted after the date of this Agreement (other than pursuant to this Section 4.3.2).

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4.3.3 Definitions. For purposes of this Agreement, the following capitalized terms shall have the following meanings: (x) “Benchmark Value” means the VWAP of the Class A Ordinary Shares for the last thirty (30) Trading Days prior to the date of determination; (y) “Trading Day” means any day on which the Class A Ordinary Shares are actually traded on the principal securities exchange or securities market on which Class A Ordinary Shares are then traded; and (z) “VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value per share on such date(s) as reasonably determined by the Company.

4.4. Replacement of Securities upon Reorganization, etc. In case of any reclassification or reorganization of the outstanding Class A Ordinary Shares (other than a change under subsections 4.1.1 or Section 4.2 hereof or that solely affects the par value of such Class A Ordinary Shares), or in the case of any merger or consolidation of the Company with or into another entity or conversion of the Company as another entity (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding Class A Ordinary Shares), or in the case of any sale or conveyance to another entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the Warrants shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Class A Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised his, her or its Warrant(s) immediately prior to such event.

If any reclassification or reorganization also results in a change in Class A Ordinary Shares covered by subsection 4.1.1, then such adjustment shall be made pursuant to subsection 4.1.1 or Sections 4.2, 4.3 and this Section 4.4. The provisions of this Section 4.4 shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers. In no event will the Warrant Price be reduced to less than the par value per share issuable upon exercise of the Warrant.

4.5. Notices of Changes in Warrant. Upon every adjustment of the Warrant Price or the number of Class A Ordinary Shares issuable upon exercise of a Warrant, the Company shall give written notice thereof to the Warrant Agent, which notice shall state the Warrant Price resulting from such adjustment and the increase or decrease, if any, in the number of Class A Ordinary Shares purchasable at such price upon the exercise of a Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Upon the occurrence of any event specified in Sections 4.1, 4.2, 4.3 or 4.4, the Company shall give written notice of the occurrence of such event to each holder of a Warrant, at the last address set forth for such holder in the Warrant Register, of the record date or the effective date of the event. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such event.

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4.6. No Fractional Shares. Notwithstanding any provision contained in this Agreement to the contrary, the Company shall not issue fractional Class A Ordinary Shares upon the exercise of Warrants. If, by reason of any adjustment made pursuant to this Section 4, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a share, the Company shall, upon such exercise, round down to the nearest whole number the number of Class A Ordinary Shares to be issued to such holder.

4.7. Form of Warrant. The form of Warrant need not be changed because of any adjustment pursuant to this Section 4, and Warrants issued after such adjustment may state the same Warrant Price and the same number of Class A Ordinary Shares as is stated in the Warrants initially issued pursuant to this Agreement; provided, however, that the Company may at any time in its sole discretion make any change in the form of Warrant that the Company may deem appropriate and that does not affect the substance thereof, and any Warrant thereafter issued or countersigned, whether in exchange or substitution for an outstanding Warrant or otherwise, may be in the form as so changed.

4.8. Other Events. In case any event shall occur affecting the Company as to which none of the provisions of preceding subsections of this Section 4 are strictly applicable, but which would require an adjustment to the terms of the Warrants in order to (i) avoid an adverse impact on the Warrants and (ii) effectuate the intent and purpose of this Section 4, then, in each such case, the Company shall appoint a firm of independent public accountants, investment banking or other appraisal firm of recognized national standing, which shall give its opinion as to whether or not any adjustment to the rights represented by the Warrants is necessary to effectuate the intent and purpose of this Section 4 and, if they determine that an adjustment is necessary, the terms of such adjustment. The Company shall adjust the terms of the Warrants in a manner that is consistent with any adjustment recommended in such opinion.

5. Transfer and Exchange of Warrants.

5.1. Registration of Transfer. The Warrant Agent shall register the transfer, from time to time, of any outstanding Warrant upon the Warrant Register, upon surrender of such Warrant for transfer, in the case of a certificated Warrant, properly endorsed with signatures properly guaranteed and accompanied by appropriate instructions for transfer. Upon any such transfer, a new Warrant representing an equal aggregate number of Warrants shall be issued and the old Warrant shall be cancelled by the Warrant Agent. In the case of certificated Warrants, the Warrants so cancelled shall be delivered by the Warrant Agent to the Company from time to time upon request.

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5.2. Procedure for Surrender of Warrants. Warrants may be surrendered to the Warrant Agent, together with a written request for exchange or transfer, and thereupon the Warrant Agent shall issue in exchange therefor one or more new Warrants as requested by the Registered Holder of the Warrants so surrendered, representing an equal aggregate number of Warrants; provided, however, that except as otherwise provided herein or in any Book-Entry Warrant Certificate or Definitive Warrant Certificate, each Book-Entry Warrant Certificate and Definitive Warrant Certificate may be transferred only in whole and only to the Depositary, to another nominee of the Depositary, to a successor depository, or to a nominee of a successor depository.

5.3. Fractional Warrants. The Warrant Agent shall not be required to effect any registration of transfer or exchange which shall result in the issuance of a warrant certificate or book-entry position for a fraction of a warrant.

5.4. Service Charges. No service charge shall be made for any exchange or registration of transfer of Warrants.

5.5. Warrant Execution and Countersignature. The Warrant Agent is hereby authorized to countersign and to deliver, in accordance with the terms of this Agreement, the Warrants required to be issued pursuant to the provisions of this Section 5, and the Company, whenever required by the Warrant Agent, shall supply the Warrant Agent with Warrants duly executed on behalf of the Company for such purpose.

6. Redemption.

6.1. Redemption of Warrants. Not less than all of the outstanding Warrants may be redeemed, at the option of the Company, at any time while they are exercisable and prior to their expiration, at the office of the Warrant Agent, upon notice to the Registered Holders of the Warrants, as described in Section 6.3 below, at a Redemption Price of $0.01 per Warrant; provided that (a) the Reference Value (as defined below) equals or exceeds $18.00 per Class A Ordinary Share (such dollar amount, the “Reference Price”) (subject to adjustment in compliance with Section 4 hereof), and (b) there is an effective registration statement covering the issuance of the Class A Ordinary Shares issuable upon exercise of the Warrants, and a current prospectus relating thereto, available throughout the 30-day Redemption Period (as defined in Section 6.3 below).

6.2. Date Fixed for, and Notice of, Redemption; Redemption Price; Reference Value. In the event that the Company elects to redeem the Warrants pursuant to Section 6.1, the Company shall fix a date for the redemption (the “Redemption Date”). Notice of redemption shall be mailed by first class mail, postage prepaid, by the Company not less than thirty (30) days prior to the Redemption Date (such period, the “30-day Redemption Period”) to the Registered Holders of the Warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Registered Holder received such notice. As used in this Agreement, (a) “Redemption Price” shall mean the price per Warrant at which any Warrants are redeemed pursuant to Section 6.1 and (b) “Reference Value” shall mean the VWAP of the Class A Ordinary Shares for any thirty (30) Trading-Day period ending on the third Trading Day prior to the date on which notice of the redemption is given.

6.3. Exercise After Notice of Redemption. The Warrants may be exercised, for cash at any time after notice of redemption shall have been given by the Company pursuant to Section 6.3 hereof and prior to the Redemption Date. On and after the Redemption Date, the record holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the Redemption Price.

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7. Other Provisions Relating to Rights of Holders of Warrants.

7.1. No Rights as Shareholder. A Warrant does not entitle the Registered Holder thereof to any of the rights of a shareholder of the Company, including, without limitation, the right to receive dividends, or other distributions, exercise any preemptive rights to vote or to consent or to receive notice as shareholders in respect of the general meeting or the appointment of directors of the Company or any other matter.

7.2. Lost, Stolen, Mutilated, or Destroyed Warrants. If any Warrant is lost, stolen, mutilated, or destroyed, the Company and the Warrant Agent may on such terms as to indemnity or otherwise as they may in their discretion impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination, tenor, and date as the Warrant so lost, stolen, mutilated, or destroyed. Any such new Warrant shall constitute a substitute contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated, or destroyed Warrant shall be at any time enforceable by anyone.

7.3. Reservation of Class A Ordinary Shares. The Company shall at all times reserve and keep available a number of its authorized but unissued Class A Ordinary Shares that shall be sufficient to permit the exercise in full of all outstanding Warrants issued pursuant to this Agreement.

7.4. Registration of Class A Ordinary Shares; Blue-Sky Registration.

7.4.1 Registration of the Class A Ordinary Shares. The Company agrees that it shall use its commercially reasonable efforts to file with the Commission a registration statement registering, under the Securities Act, the issuance of the Class A Ordinary Shares issuable upon exercise of the Warrants. The Company shall use its commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the Warrants in accordance with the provisions of this Agreement. Except as provided in subsection 7.4.2, for the avoidance of any doubt, unless and until all of the Warrants have been exercised or have expired, the Company shall continue to be obligated to comply with its registration obligations under the first three sentences of this subsection 7.4.1.

7.4.2 Blue-Sky Registration. If the Class A Ordinary Shares are at the time of any exercise of a Warrant not listed on a national securities exchange such that they satisfy the definition of “covered securities” under Section 18(b)(1) of the Securities Act (or any successor rule), the Company agrees to use its commercially reasonable efforts to register or qualify for sale the Class A Ordinary Shares issuable upon exercise of the Warrants under the blue sky laws of the state of residence of the exercising Warrant holder to the extent an exemption is not available.

8. Concerning the Warrant Agent and Other Matters.

8.1. Payment of Taxes. The Company shall from time to time promptly pay all taxes and charges that may be imposed upon the Company or the Warrant Agent in respect of the issuance or delivery of Class A Ordinary Shares upon the exercise of the Warrants, but the Company shall not be obligated to pay any transfer taxes in respect of the Warrants or such Class A Ordinary Shares.

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8.2. Resignation, Consolidation, or Merger of Warrant Agent.

8.2.1 Appointment of Successor Warrant Agent. The Warrant Agent, or any successor to it hereafter appointed, may resign its duties and be discharged from all further duties and liabilities hereunder after giving sixty (60) days’ notice in writing to the Company. If the office of the Warrant Agent becomes vacant by resignation or incapacity to act or otherwise, the Company shall appoint in writing a successor Warrant Agent in place of the Warrant Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after it has been notified in writing of such resignation or incapacity by the Warrant Agent or by the holder of a Warrant (who shall, with such notice, submit his, her or its Warrant for inspection by the Company), then the holder of any Warrant may apply to the Supreme Court of the State of New York for the County of New York for the appointment of a successor Warrant Agent at the Company’s cost. Any successor Warrant Agent, whether appointed by the Company or by such court, shall be a corporation organized and existing under the laws of the State of New York, in good standing and having its principal office in the Borough of Manhattan, City and State of New York, and authorized under such laws to exercise corporate trust powers and subject to supervision or examination by federal or state authority. After appointment, any successor Warrant Agent shall be vested with all the authority, powers, rights, immunities, duties, and obligations of its predecessor Warrant Agent with like effect as if originally named as Warrant Agent hereunder, without any further act or deed; but if for any reason it becomes necessary or appropriate, the predecessor Warrant Agent shall execute and deliver, at the expense of the Company, an instrument transferring to such successor Warrant Agent all the authority, powers, and rights of such predecessor Warrant Agent hereunder; and upon request of any successor Warrant Agent the Company shall make, execute, acknowledge, and deliver any and all instruments in writing for more fully and effectually vesting in and confirming to such successor Warrant Agent all such authority, powers, rights, immunities, duties, and obligations.

8.2.2 Notice of Successor Warrant Agent. In the event a successor Warrant Agent shall be appointed, the Company shall give notice thereof to the predecessor Warrant Agent and the Transfer Agent for the Class A Ordinary Shares not later than the effective date of any such appointment.

8.2.3 Merger or Consolidation of Warrant Agent. Any corporation into which the Warrant Agent may be merged or with which it may be consolidated or any corporation resulting from any merger or consolidation to which the Warrant Agent shall be a party shall be the successor Warrant Agent under this Agreement without any further act.

8.3. Fees and Expenses of Warrant Agent.

8.3.1 Remuneration. The Company agrees to pay the Warrant Agent reasonable remuneration for its services as such Warrant Agent hereunder and shall, pursuant to its obligations under this Agreement, reimburse the Warrant Agent upon demand for all expenditures that the Warrant Agent may reasonably incur in the execution of its duties hereunder.

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8.3.2 Further Assurances. The Company agrees to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required by the Warrant Agent for the carrying out or performing of the provisions of this Agreement.

8.4. Liability of Warrant Agent.

8.4.1 Reliance on Company Statement. Whenever in the performance of its duties under this Agreement, the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a statement signed by the Chief Executive Officer, Chief Financial Officer, President, Executive Vice President, Vice President, or Chairman of the Board of the Company and delivered to the Warrant Agent. The Warrant Agent may rely upon such statement for any action taken or suffered in good faith by it pursuant to the provisions of this Agreement.

8.4.2 Indemnity. The Warrant Agent shall be liable hereunder only for its own gross negligence, willful misconduct or bad faith. The Company agrees to indemnify the Warrant Agent and save it harmless against any and all liabilities, including judgments, costs and reasonable counsel fees, for anything done or omitted by the Warrant Agent in the execution of this Agreement, except as a result of the Warrant Agent’s gross negligence, willful misconduct or bad faith.

8.4.3 Exclusions. The Warrant Agent shall have no responsibility with respect to the validity of this Agreement or with respect to the validity or execution of any Warrant (except its countersignature thereof). The Warrant Agent shall not be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Warrant. The Warrant Agent shall not be responsible to make any adjustments required under the provisions of Section 4 hereof or responsible for the manner, method, or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Class A Ordinary Shares to be issued pursuant to this Agreement or any Warrant or as to whether any Class A Ordinary Shares shall, when issued, be valid and fully paid and non-assessable.

8.5. Acceptance of Agency. The Warrant Agent hereby accepts the agency established by this Agreement and agrees to perform the same upon the terms and conditions herein set forth and among other things, shall account promptly to the Company with respect to Warrants exercised and concurrently account for, and pay to the Company, all monies received by the Warrant Agent for the purchase of Class A Ordinary Shares through the exercise of the Warrants.

9. Miscellaneous Provisions.

9.1. Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

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9.2. Notices. Any notice, statement or demand authorized by this Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on the Company shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Company with the Warrant Agent), as follows:

Webull Corporation.

200 Carillon Parkway

St. Petersburg, Florida 33716

Attention: Haichen Wang, Chief Financial Officer; Ben James, General Counsel

E-mail: h.c.wang@webull.com; ben@webull.com

with a copy to:

Kirkland & Ellis

26th Floor, Gloucester Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Attention: Jesse Sheley

Email: jesse.sheley@kirkland.com

Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Warrant or by the Company to or on the Warrant Agent shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Warrant Agent with the Company), as follows:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, NY 10004

Attention: Compliance Department

9.3. Applicable Law and Exclusive Forum. The validity, interpretation, and performance of this Agreement and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction.

The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any Warrants shall be deemed to have notice of and to have consented to the forum provisions in this Agreement. If any action, the subject matter of which is within the scope of the forum provisions of this Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of the Warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

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9.4. Persons Having Rights under this Agreement. Nothing in this Agreement shall be construed to confer upon, or give to, any person or corporation other than the parties hereto and the Registered Holders of the Warrants any right, remedy, or claim under or by reason of this Agreement or of any covenant, condition, stipulation, promise, or agreement hereof. All covenants, conditions, stipulations, promises, and agreements contained in this Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors and assigns and of the Registered Holders of the Warrants.

9.5. Examination of the Warrant Agreement. A copy of this Agreement shall be available at all reasonable times at the office of the Warrant Agent in the Borough of Manhattan, City and State of New York, for inspection by the Registered Holder of any Warrant. The Warrant Agent may require any such holder to submit such holder’s Warrant for inspection by the Warrant Agent.

9.6. Counterparts: Electronic Signatures. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Agreement transmitted electronically shall have the same authority, effect and enforceability as an original signature.

9.7. Effect of Headings. The Section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

9.8. Amendments. This Agreement may be amended by the parties hereto without the consent of any Registered Holder for the purpose of curing any ambiguity, mistake or curing, correcting or supplementing any defective provision contained herein, including to conform the provisions hereof to the description of the terms of the Warrants and this Agreement set forth in the Proxy/Registration Statement, or adding or changing any other provisions with respect to matters or questions arising under this Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the Registered Holders. All other modifications or amendments, including any modification or amendment to increase the Warrant Price or shorten the Exercise Period shall require the vote or written consent of the Registered Holders of at least a majority of the number of the then outstanding Warrants. Notwithstanding the foregoing, the Company may lower the Warrant Price or extend the duration of the Exercise Period pursuant to Sections 3.1 and 3.2, respectively, without the consent of the Registered Holders.

9.9. Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

WEBULL CORPORATION

By:
Name:
Title:	Chief Executive Officer

CONTINENTAL STOCK TRANSFER &
TRUST COMPANY, as Warrant Agent

By:
Name:
Title:	Vice President

[Signature Page to Warrant Agreement]

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EXHIBIT A

[Form of Warrant Certificate]

[FACE]

Number

Warrants

THIS WARRANT SHALL BE VOID IF NOT EXERCISED PRIOR TO THE EXPIRATION OF THE EXERCISE PERIOD PROVIDED FOR IN THE WARRANT AGREEMENT DESCRIBED BELOW

WEBULL CORPORATION

Incorporated Under the Laws of the Cayman Islands

CUSIP [●]

Warrant Certificate

This Warrant Certificate certifies that [●], or registered assigns, is the registered holder of warrants evidenced hereby (the “Warrants” and each, a “Warrant”) to purchase Class A Ordinary Shares, $0.00001 par value per share (the “Class A Ordinary Shares”), of Webull Corporation, a Cayman Islands exempted company (the “Company”). Each Warrant entitles the holder, upon exercise during the Exercise Period set forth in the Warrant Agreement referred to below, to receive from the Company that number of fully paid and non-assessable Class A Ordinary Shares as set forth below, at the exercise price (the “Warrant Price”) as determined pursuant to the Warrant Agreement, payable in US dollars, by bank wire or certified check of the United States of America upon surrender of this Warrant Certificate and payment of the Warrant Price at the office or agency of the Warrant Agent referred to below, subject to the conditions set forth herein and in the Warrant Agreement. Defined terms used in this Warrant Certificate but not defined herein shall have the meanings given to them in the Warrant Agreement.

Each whole Warrant is initially exercisable for one fully paid and non-assessable Class A Ordinary Share. No fractional shares will be issued upon exercise of any Warrant. If, upon the exercise of Warrants, a holder would be entitled to receive a fractional interest in a Class A Ordinary Share, the Company will, upon exercise, round down to the nearest whole number the number of Class A Ordinary Shares to be issued to the Warrant holder. The number of Class A Ordinary Shares issuable upon exercise of the Warrants is subject to adjustment upon the occurrence of certain events set forth in the Warrant Agreement.

The initial Warrant Price per Class A Ordinary Share for any Warrant is equal to $10.00 per share. The Warrant Price is subject to adjustment upon the occurrence of certain events set forth in the Warrant Agreement.

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Subject to the conditions set forth in the Warrant Agreement, the Warrants may be exercised only during the Exercise Period and to the extent not exercised by the end of such Exercise Period, such Warrants shall become void.

Reference is hereby made to the further provisions of this Warrant Certificate set forth on the reverse hereof and such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Warrant Certificate shall not be valid unless countersigned by the Warrant Agent, as such term is used in the Warrant Agreement.

This Warrant Certificate shall be governed by and construed in accordance with the internal laws of the State of New York.

WEBULL CORPORATION

By:
Name:
Title:	Chief Executive Officer

CONTINENTAL STOCK TRANSFER &
TRUST COMPANY, as Warrant Agent

By:
Name:
Title:

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[Form of Warrant Certificate]

[Reverse]

The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants entitling the holder on exercise to receive Class A Ordinary Shares and are issued or to be issued pursuant to a Warrant Agreement dated as of [●], 2024 (the “Warrant Agreement”), duly executed and delivered by the Company to Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”), which Warrant Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties and immunities thereunder of the Warrant Agent, the Company and the holders (the words “holders” or “holder” meaning the Registered Holders or Registered Holder, respectively) of the Warrants. A copy of the Warrant Agreement may be obtained by the holder hereof upon written request to the Company. Defined terms used in this Warrant Certificate but not defined herein shall have the meanings given to them in the Warrant Agreement.

Warrants may be exercised at any time during the Exercise Period set forth in the Warrant Agreement. The holder of Warrants evidenced by this Warrant Certificate may exercise them by surrendering this Warrant Certificate, with the form of election to purchase set forth hereon properly completed and executed, together with payment of the Warrant Price as specified in the Warrant Agreement at the principal corporate trust office of the Warrant Agent. In the event that upon any exercise of Warrants evidenced hereby the number of Warrants exercised shall be less than the total number of Warrants evidenced hereby, there shall be issued to the holder hereof or his, her or its assignee, a new Warrant Certificate evidencing the number of Warrants not exercised.

Notwithstanding anything else in this Warrant Certificate or the Warrant Agreement, no Warrant may be exercised unless at the time of exercise (i) a registration statement covering the issuance of the Class A Ordinary Shares to be issued upon exercise is effective under the Securities Act of 1933, as amended, and (ii) a prospectus thereunder relating to the Class A Ordinary Shares is current.

The Warrant Agreement provides that upon the occurrence of certain events the number of Class A Ordinary Shares issuable upon the exercise of the Warrants set forth on the face hereof may, subject to certain conditions, be adjusted. If, upon exercise of a Warrant, the holder thereof would be entitled to receive a fractional interest in a Class A Ordinary Share, the Company shall, upon exercise, round down to the nearest whole number of Class A Ordinary Shares to be issued to the holder of the Warrant.

Warrant Certificates, when surrendered at the principal corporate trust office of the Warrant Agent by the Registered Holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

Upon due presentation for registration of transfer of this Warrant Certificate at the office of the Warrant Agent, a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee(s) in exchange for this Warrant Certificate, subject to the limitations provided in the Warrant Agreement, without charge except for any tax or other governmental charge imposed in connection therewith.

The Company and the Warrant Agent may deem and treat the Registered Holder(s) hereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, of any distribution to the holder(s) hereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a shareholder of the Company.

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Election to Purchase

(To Be Executed Upon Exercise of Warrant)

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive Class A Ordinary Shares and herewith tenders payment for such Class A Ordinary Shares to the order of Webull Corporation (the “Company”) in the amount of $[●] in accordance with the terms hereof. The undersigned requests that a certificate for such Class A Ordinary Shares be registered in the name of whose address is and that such Class A Ordinary Shares be delivered to whose address is [●]. If said number of shares is less than all of the Class A Ordinary Shares purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such Class A Ordinary Shares be registered in the name of [●], whose address is and that such Warrant Certificate be delivered to [●], whose address is [●].

[Signature Page Follows]

Date:

(Signature)

(Address)

(Tax Identification Number)

Signature Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO SEC RULE 17Ad-15 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (OR ANY SUCCESSOR RULE).

20

Exhibit 99.1

Webull Corporation, a Leading Digital Investment Platform, to Publicly List Through Business Combination with SK Growth Opportunities Corporation (NASDAQ: SKGR)

●	Webull Corporation is the owner of the popular Webull platform, which provides a full suite of financial products including in-depth data and analytic tools to 20 million registered users globally

●	Comprehensive product offerings with competitive pricing, including zero-commission trading in the United States and low trading commissions in other markets

●	Proposed transaction represents an implied pro forma enterprise value of approximately $7.3 billion for the combined company

ST. PETERSBURG, Florida, February 28, 2024 (PRNewswire) – Webull Corporation (“Webull” or the “Company”), a leading digital investment platform, and SK Growth Opportunities Corporation (NASDAQ: SKGR) (“SK Growth”), a publicly traded special purpose acquisition company, today announced that they have entered into a definitive business combination agreement (the “Business Combination Agreement”). Upon completion of the transaction contemplated by the Business Combination Agreement (the “Proposed Transaction”), the combined company (the “Combined Company”) will retain its name as “Webull Corporation” and its ordinary shares are expected to be listed on NASDAQ under a new ticker symbol.

Webull: Platform of Choice for a New Generation of Investors

Webull is a leading digital investment platform built upon a next-generation, global infrastructure. The Company differentiates from other online investment platforms and legacy investment service providers by offering an intuitive user experience and extensive functionality constructed to help customers build wealth over time.

Webull launched in the United States in 2018 and has since expanded to Asia Pacific, Europe and Latin America. Today, the Webull App has been downloaded more than 40 million times and has 20 million registered users globally.

Webull Investment Highlights

●	Leading Digital Trading Platform: Licensed as broker-dealer in 10 major markets and operates in 15 regions globally with approximately $370 billion in equity notional volumes and 430 million options contracts traded through Webull platform in 2023.

●	Best-in-Class Product Offerings: Provides professional-grade trading experience, the most advanced market data and charting tools from 42 exchanges, and a sleek and user-friendly interface across mobile, tablet, wearable and desktop devices.

●	Strong Industry Tailwinds: Multiple levers for growth including digital interaction increasing retail participation, accessibility of financial information, and globalization of retail investing.

●	Blue-Chip Institutional Backing: Supported by blue-chip, global shareholders including General Atlantic, Coatue Management, Lightspeed Venture Partners, and J. Rothschild Capital Management.

●	Global Vision with Local Execution: Seasoned global management team combining talents from both technology and financial service industries with a proven track record of scaling and executing growth plans in local markets.

Management Commentary

Anquan Wang, Founder and CEO of Webull Corporation

“The business combination with SK Growth marks a significant milestone for Webull. We believe SK Growth’s partnership and experience fully aligns with our long-term vision to make Webull the platform of choice for the new generation of investors globally.”

Anthony Denier, Group President of Webull Corporation

“Webull addresses critical pain points within the retail investing customer landscape, where traditional providers offer restricted mobile functionality and are suited for investors behind a computer. Webull was created to bridge the gap by providing users with both advanced trading capabilities and robust educational resources. We expect this business combination will enable us to further expand our holistic approach to retail investors.”

Richard Chin, CEO and Director of SK Growth Opportunities Corporation

“We are very excited to be joining forces with the Webull team, given their strong track record in the FinTech industry. We are confident that capitalizing on our experience and network globally will bolster Webull’s growth in existing and new markets as a public company.”

Transaction Overview

The Proposed Transaction values the Combined Company at an implied pro forma enterprise value of approximately $7.3 billion, assuming no further redemptions by SK Growth shareholders. The Proposed Transaction does not include a minimum cash condition.

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The respective boards of directors of Webull and SK Growth have unanimously approved the Proposed Transaction, which is expected to close in the second half of 2024, subject to regulatory and shareholder approvals and other customary closing conditions, including, among others, a registration statement on Form F-4 (the “Registration Statement”), of which the proxy statement/prospectus forms a part, being declared effective by the U.S. Securities and Exchange Commission (the “SEC”), and the approval by the Nasdaq Stock Market LLC of the listing application of the Combined Company. Webull’s shareholders are expected to maintain 100% of their existing equity holdings in the Combined Company and, assuming gross proceeds of approximately $100 million to Webull in connection with the Proposed Transaction from funds held in the SPAC trust account, are expected to own approximately 98% of the issued and outstanding equity of the Combined Company immediately following the closing of the Proposed Transaction.

Additional information about the Proposed Transaction, including a copy of the Business Combination Agreement and an investor presentation, will be available on a Current Report on Form 8-K to be filed by SK Growth with the SEC and available at www.sec.gov. Webull intends to file the Registration Statement, which will contain a proxy statement and a prospectus, with the SEC in connection with the Proposed Transaction.

Advisors

Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, is acting as SK Growth’s exclusive financial advisor and lead capital markets advisor. Kirkland & Ellis LLP is acting as Webull’s U.S. legal counsel, and Wilson Sonsini Goodrich & Rosati, Professional Corporation is acting as SK Growth’s U.S. legal counsel.

About Webull Corporation

Webull is a leading digital investment platform built on next generation global infrastructure. The Webull Group operates in 15 regions globally and is backed by private equity investors located in the United States, Europe and Asia. Webull serves 20 million registered users globally, providing retail investors with 24/7 access to global financial markets. Users can put investment strategies to work by trading global stocks, ETFs, options and fractional shares, through Webull’s trading platform. Learn more at https://www.webullcorp.com/.

About SK Growth

SK Growth Opportunities Corporation is a blank check company formed on December 8, 2021, as a Cayman Island exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. SK Growth partners with experienced teams tackling critical issues through new technologies. SK Growth builds connections between businesses, people and products to drive future prosperity. SK Growth is led by CEO Richard Chin and CFO Derek Jensen. Learn more at https://skgrowthopportunities.com/.

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Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of the Company, market size and growth opportunities, competitive position and technological and market trends, estimated implied pro forma enterprise value of the Combined Company, the cash position of the Combined Company following the closing of the Proposed Transaction, SK and the Company’s ability to consummate the Proposed Transaction, and expectations related to the terms and timing of the Proposed Transaction, as applicable, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “predict,” “potential,” “seek,” “future,” “propose,” “continue,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. All forward-looking statements are based upon current estimates and forecasts and reflect the views, assumptions, expectations, and opinions of SK and the Company as of the date of this press release, and are therefore subject to a number of factors, risks and uncertainties, some of which are not currently known to SK or the Company and could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Some of these factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against SK, the Company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the amount of redemption requests made by SK public shareholders and the inability to complete the business combination due to the failure to obtain approval of the shareholders of SK, to obtain financing to complete the business combination or to satisfy other conditions to closing and; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the business combination; (9) risks associated with changes in applicable laws or regulations and the Company’s international operations; (10) the possibility that the Company or the Combined Company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the Company’s mission, goals and strategies; (13) the Company’s future business development, financial condition and results of operations; (14) expected growth of the global digital trading and investing services industry; (15) expected changes in the Company’s revenues, costs or expenditures; (16) the Company’s expectations regarding demand for and market acceptance of its products and service; (17) the Company’s expectations regarding its relationships with users, customers and third-party business partners; (18) competition in the Company’s industry; (19) relevant government policies and regulations relating to the Company’s industry; (20) general economic and business conditions globally and in jurisdictions where the Company operates; and (21) assumptions underlying or related to any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the risks and uncertainties described in the “Risk Factors” section in the annual report on Form 10-K for year ended December 31, 2022 of SK, and the “Risk Factors” section of the Registration Statement relating to the Proposed Transaction which is expected to be filed with the SEC, and other documents filed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither SK nor the Company presently know or that SK or the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of these factors, risks and uncertainties, the forward-looking events and circumstances discussed in this press release may not occur, and any estimates, assumptions, expectations, forecasts, views or opinions set forth in this press release should be regarded as preliminary and for illustrative purposes only and accordingly, undue reliance should not be placed upon the forward-looking statements. SK and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

4

Additional Information and Where to Find It

In connection with the Proposed Transaction, the SK and the Company intend to cause the Registration Statement to be filed with the SEC, which will include a proxy statement to be distributed to SK’s shareholders in connection with its solicitation for proxies for the vote by SK’s shareholders in connection with the Proposed Transaction. You are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because, among other things, they will contain updates to the financial, industry and other information herein as well as important information about SK, the Company and the Proposed Transaction. Shareholders of SK will be able to obtain a free copy of the proxy statement when filed, as well as other filings containing information about SK, the Company and the Proposed Transaction, without charge, at the SEC’s website located at www.sec.gov. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

SK Growth, the Company and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from SK Growth’s shareholders in connection with the Proposed Transaction. You can find information about SK Growth’s directors and executive officers and their interest in SK Growth can be found in its Annual Report on Form10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 29, 2023. A list of the names of the directors, executive officers, other members of management and employees of SK Growth and the Company, as well as information regarding their interests in the Proposed Transaction, will be contained in the Registration Statement to be filed with the SEC by the Company. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction, and does not constitute an offer to sell or the solicitation of an offer to buy any securities of SK Growth, the Company or the Combined Company, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

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Exhibit 99.2

Exhibit 99 . 2 Webull Corporation: Investor Presentation February 2024 Webull

Disclaimer THISPRESENTATION ANDITSCONTENTS ARE CONFIDENTIAL ANDARE NOT FOR RELEASE, REPRODUCTION, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY ORINDIRECTLY, TOANY OTHER PERSON OR IN OR INTO OR FROMANY JURISDICTION WHERE SUCHRELEASE, REPRODUCTION, PUBLICA TI ON OR DISTRIBUTION IS UNLAWFUL. PERSONS INTOWHOSE POSSESSION THIS PRESENTATION COMESSHOULDINFORM THEMSELVES ABOUT, AND OBSERVE, ANY SUCHRESTRICTIONS . THIS PRESENTATION ISNO T ANOFFER OR AN INVITATION TOBUY,SELLOR SUBSCRIBE FOR SECURITIES. About thisPresentation . This Presentationhas been prepared by SK Growth Opportunities Corporation("SPAC" or "SKGR1and Webull Corporation(the RCompany'" . "We" or 'Webult1 in connection with a potent i al business combination i nvolv i ng SPACand the Company(the "Transaction·or the .. BusinessComb l natlon1. ThisPresentation i s prel i mlnary i n nature and so1ety for Information and d i scussion purposes and must not be relieduponfor any other purpose . For the purposeof this notice. "'Presentation" shall mean and inc l ude the slides that follow, the oralpresentation of the slidesby members of SPAC or the Company or any personon their behalf, the question - and•answer sessionthat follows that0<al presen tion, copiesof th i s document and any materials distributedat or in connection with,that presentation. Sy accepting this Presentation, participating in the meeting. or by reading the Presentation slides,you willbe deemed to have (i) acknowledged and agreed to the follow;ngconditions. limitations and notificat i ons and madethe following underta k i ngs, and (ii)acknowtedged that you understandthe legal and regulatorysanctions attachedto the misuse, disdosure or improper circulationof this Presentation. This Presentat i on does not constitute ( i ) an offer or invitationfor the saleor purchase of the securities.assetsor business described hereinor a commitment of the Companyor SPAC withrespect to any of the foregoing.or (ii) a solicitationof proxy,consent or authorization withrespect to any securitiesor in respect of the Transaction, and this Presentation shall not formthe bas i s of any contract, commitment or investment decision and does not constituteeither adviceor recommendation regardingany securities. TheCompany and SPAC expressly rese,ve the right,.at any timeand in anyrespect, to amendor terminate th i s process, to terminatediscussions with any or a11potentialinvestors.to accept or reject any proposalsand to negotiate with,or cease negotiations with.. any party regard i ng a transactionInvolvingthe Company and SPAC . Any offer to sell securities wHI be madeonly pursuant to a defin i tive sobscr i pt io n agreement and wlll be made i n reliance on an exempt i on fromreg i stration under the Securities Act of 1933,as amended,and the rulesand regulations promulgated there under (collectively, the "SecuritiesAcn. for offers and salesof securities thatdo not i nvolve a publ i c offer i ng. urthermore, all or a portionof the information contained I n this Presentationmay constitutematerial non,publk information of the Company,SPAC and the i r respective affiliates,and otherparties that maybe referred to In thecontext of those discussions. 8y your receipt of this Presentation, you acknowledge that applicable secur i t i es laws restrict a personfrom purchasingor sellingsecurities of a person with tradeable securities from communicatingsuch i nfo r mation to any other person under circumstances in wh i ch it is reasonably foreseeable that soch person is likety to purchase o, sell such securities. Except where otherwise india.ited , this Presentation speaks as of the date hereof. The information containedin this Presentation rep cesandsupersedes, in its entirety, information of all prior versions of similar presentations. This Presentation does not purport to conta i n all Information that maybe required for or relevant to an evaluation of the Transaction. No representation or warranty,express or Implied, i s madeasco,and no reliance shouldbe placedon, the fa i rness, accuracy, completeness or correctness of the information, or op i nionsconta i ned here i n. Neither the Company, SPAC, nor any of thei r respective directors,officers, partners, employees,affiliates,agents, advisors or representatives shallhaveany respons i bility or liabilitywhatsoever(fornegligence or otherwise) for anyloss howsoeverarising from any use of this Presentation or its contents or otherwise aris i ng i n connect i on with this Presentation . The i nfo r mation set out herein has not been i ndependently verifiedand maybe subject to updating, complet i on, re vi sion and amendment and such i nformation may changematerialty . Further, th i s Presentation shouldnot be consttuedas legal. tax, investment or other advice, and should not be reliedupon to form the basisof, or be teliedon in connection with, anyconttactor commitment or investment decisionwhatsoever. You will be<esponsible for conductingany investigation s and analysis that is deemed appropriate and should consult your OWtl legal, regulato,y, tax, business, financial and accounting advisors t · o the extent you deem necessary, and mustmakeyour own inve s tment decision and perform your own independent investigation and analysis \ th respect to the Transaction , any investment in SPAC or the Company and the transact i ons contemplated in thisPresenYtion . SPAC and the company reserve the right to amend or replace th i s Presentation at any timebut none of SPAC and the company, their respective subsidiaries, affiliates, legal adviSOtS. financial actvisors or agentSshall haveany obligation to update or supplement any content set fonh in th iS Presentation or o therwise provide any additional information to you in connection with the Transact io n should circumstances,management's estimates o, opinionschangeor any i nfo r ma t ion providedin this Presentation become inaccurate . confld e ntlo l lnformotlon, The i nfo , mation conta i ned in this Presentation is confidential and being providedto you solely for the purposeof assistingyou i n familiarizing yourself wi th SPACand the Company in connection w i th the Tran s action . Thi s Presentat i on shall rema i n the property of the company and the company teserve - s the right to require thereturnof this Presentation (together with anycopies or exttacts thereof)at any time.Ne i ther this Presentation nor any of i ts contentsmay be disclosed or usedfor anypvrposes other than information and discussion purposes without the prior written consent of SPAC and the Company. You agree that youwillnotcopy, reproduce or distrib \ lte th i s Presentation , in whole or in part,to other persons or entitiesat any time without the prior writtenconsent of $PACand the Company. Any unauthorized dist ri but i on or reproduction of any partof this Presentation may resu l t in a violation of the Securities Act.

Disclaimer (cont'd) r orward •l ooking Statements. Certain statements includedin this Presentation are forward - l ooking statements . AU statements other than statements of histor i I factconta i ned in this Presentation . including statements c1sto future r esults of ope , a ti ons and financial posit i on . planned products and sel"J i ces. bu si ness sttategy and plans, object iv es of management for futu r e operat io ns of the Company, market s i ze and g r owth oppon:unities.compe ti tive position and te<:hno l og i cal andmarket trends,are fotward - lookingstatements . some of these fotward - lookingstatements canbe i dentified by the useof forward - l ooking words, including "anticipate,""expect....s. ugges tS , "'" plan;"'"'believe," "intend,"" "estimates , " "t argets. ·* pr c,j ect s."'"' should .• '"' could," "Wou l d; "may , " "Will , " " rorecast"' or other similar express i ons. All forward•look i ng statements arebased uponcurrent estimatesand forecasts and reflect the views.assumpt i ons . expectations , and opin i ons of SPACand the Company as of the date of this Presentation.and are therefore subject to a number of factors, risks and uncertainties, some of whichare not current ly known to SPACor the Company . Someof these faaors i nclude, but are not l i mited to : Webulrs mission.goalsand su.ne g.i es, Webul r s future business development.. financial conditionand i<esults of operations, expectedgrowthof theg l obal dtg i tal t ra ding and inves ti ng ser'Vlcesindustry, expect'ed changes in Webull's revenues . co s ts o r expenditures. Webul r s expectations regarding demand for andmarket acceptance of Webul r s product s and service , Webull's expec t a t ions regard i ng i ts relationships withusers. cu s tomers and third• party businesspartners , compet i t i on I n Webull's I ndustry , relevant government po li cies and regu l ations re l ating to Webul r s Industry , general econom i c and business conditionsglobally and In ju ri sdic ti ons where Webull operates.and ass.umpt i ons undetlyiog or relatedto anyof the foregoing. The foregoing l ist of factors is not exhaustive . You should carefullyconside r the r i sks and uncenainties described i n the MRisk Factors" se<tion of thi s Presentat i on, the MRisk Factors" s ection in the annual repor't on Fo r m 10 - K for yea r ended December 3 1 , 2022 of SPAC, and the MRi s k Fa c tors" se<tion of the p r oxy s tatement/pro s pectu s on FormF - 4 relating to the Transact i on whi c h i s expected to be fl i ed with theU.S. Secu ri ties and ExchangeCommission r sec; , and other documents filed from time to time withthe SEC. These filings identify and address other important risks and uncerta i nties that cou l d causeaaual events and results to d i ffer mate ri ally from those conta i ned i n the forwa r d - loo ld og statements . In ltght of these facto r s, risks and uncetta i n ti es, the fol'Ward look i ng eventsand ci rcumstances d i scussed in th i s Presentat i on may not 0<cur, and anyestimates, assumptions, expectation s . fo r ecasts, vi or op i n io r \ Sset fo n h i n thi s PresentatiOn should be regarded as preliminary and for illustrative purposesontyand accotdingly, unduerel i ance should not be placed upon the fol'Ward - look i ng statemen ts . SPAC and the Company assumeno obl i gat i on and do not intendto updateor revisethese rorward•look i ng statements. whether as a result of newinformation , futureevents, or otherwise , except a s requ i red by law . Moreover, the Company operates in a verycompet i tive and rap i dly changingenvironment. and new risks may emerge from time to time.It is not poss i ble t o predict all r i sk s, nor assess t he impac t of all factors on the Company'sbus i ness or the extent to whichany ractor , or comb i nation of factors , maycause the Company'sactua lr esults , perfo r mance or financ i al condition to be materially d i fferent from theexpe<ted ruture results. performance of fi nanc ial condition. In addition. the al \ atyses of SPACand the Company contained herein a r e nor. and do not purport to be, app r aisals of the securities.assets or bus i ness of the Company, SPACo r anyother entity . T here maybe additiona l r i sks that ne i ther SPAC nor the C o mpany presentlyknows o r thatSPAC and the Company cur r ently bel i eveare immatetial that c ou l d al s o c auseactual resu l t s to differ fromth os e contained in the forward - lookingstatements. The s e fO<Ward - lookingstatement s should not be relied upon as representing the Company's or SPAC'sassessment asof any date wbsequent to the date of this Presentation. More gene r ally, SPAC and the Company caut i on you against retying on these forward•look i ng statements.and SPAC and the Company qua li fy an of our forward - look i ng statements by thesecautionarystatements.. Indu s try and Market Data. Th i s P r esentation also conta i ns i nforma ti on, est i mates and other statistica l dataderived from third partysources. Such informationinvolves a number of assumptions andlimitat i ons , and due to the natureof the te<hn i quesand methodo l ogie s used in market resea r ch. Neither SPAC nor the Company cangua r antee the accuracy of suchinformation. You are cautionednot to giveundueweight to such estimates . Neithe r SPAC nor the Company have commissioned anyof the industrypublications or other reports generated by third•party pro vi ders that are referred to in th i s Presen t ation.SPAC and the Companymay havesupplemented such information where ne<essary, taking i n t o account publ i cly ava i lable I nfo r mation about otherIndustry part ici pants. Presentation of FinancialData . The fi nanc ial informa ti on and dataconta i ned in this P r esentation has not beenaudited i n acco r dance with the standards of the Public Company Oversight BoardrPCAOB; or preparedin accordance with RegulationS • X p r omulgated under the Secu riti es Act ('"Regulation S • X"') . Accordingly, suchinrormat i on and data maynot be inc l uded I n, maybe adjustedIn. or maybe presented differentlyIn, any proxy statement..prospeaus o r other report or document fl i ed or to be filed or furn i shed by the Company or SPAC with the SEC . Neither SPAC nor the Company canas s ure you that.had the financia l information aOOdata i ncluded i n th i s Pre - sentat i on been c o mpliant with Regulat i on S·X and aud i ted i n accordancewithPCAOBstandards . there wou l d not be differences. which differences couldbe mate ri a l.

Disclaimer (cont'd) Additional I nfo r mat i on . In connection with the Transact ion, the SPAC and the Company in tend to cause a registration statement on Form F" - 4 to be filedwith the SEC, which will i nclude a proxystc1tement to be distributedto SPACs shan holders in connection with SPAC's solicitation for proxies for the vote by SPAC's shareholders in connection with the Transact i on . You are urgedto read the proxystatement/prospectus and any other re levant documents filedwith the sec when they become available because.amongother th i ngs, theywmcontainupdates to the financial, indu stry and other informat ion hen in as well as imponant info rmation about SPAC, the company and the Tran saction . ShMeholders of SPAC will be ab le to ob ina freecopy of the proxy statement when filed, as well asother fi l i ngs containing i nfo r mation aboutSPA(, the Company and the Transact ion, without charge,at the SECs website located at www sec goy . Part i c i pants in So li citation . SPA(. the Company and their respective directors, exec;utive offi<:ers, other members of management. and employees.under SEC rules , may be deemed to be partic;ipants i n the soli<:itationof proxies from SPAC's shareholders I n connection with the Transaction. You can find I nformation aboutSPAC's d i rectors and executive officersand the i r I nterest in SPAC can be foundIn SPAC's Annual Report on Form1 0 ·K. for the fi S<al year ended Decembe r 31. 2022. which was filedwith the SEC on March 29, 2023 . A lis t of the names of the d i rectors. executive officers. other members of management and employees of SPAC and the Company, as wellas i nformation re gard i ng thei r i nteres ts in the Transaction, willbe contai ned in the regi strat ion stateme nt on FormF - 4 to be filed with the SEC by the Company. Additional informationregarding the inte res t s of such poten tia l participants in the solicitation processmay also be included in other relevant documents when they are filedwith the SEC.Yoo may obta in freecopiesof these documents from the sources i nd icc1 ted c1bove. No Offer or Solic . itation . This Presentation does not constitute an offer to sellor the solicitation of an offer to buy c 1 ny securities . or c 1 solicilcltionof any vote or c 1 pprovc 1 I, nor shc 1 IIthere be c 1 ny sale of securities in any jurisdiction in whic . h suchoffer . solicitation or sale would be unlawful prio r to registrationo r qualificationunder the securitieslaws of any such jurisdiction . No offering of secur i t i es shall be madeexceptby means of a prospectus meeting the requi reme nts of Section 10 of the securities Act, or anexemption therefrom . Trad e marks . This P res entation may contain t rad emarks . setVice marks . trade names and copyrights of third part i es, which are the property of thei r respective owners . Solely for convenience, some of the t rad ema rks . setvice marks . trade namesand copyrights referredto in this Pre sen tation may be li s ted without the TM,SMOor® symbols, OOt such reference s are no t in tended to indicate , in anyway . that SPA( . the Company or the thirdparties willno t assert . to the fullest extent under applicable lc 1 w , their rights or the right or theapp li cab l e owners or l i censors ,o these trademarks . service marks . trc 1 denames and copyr i gh,s . Neither SPA(, the Company,nor any of their respect ive d i rectors. officers , employees.affiliates. advisors, representc1tives or agents, makesanyrepresentat ion or warranty of any k i nd, express or implied , as to the value thc1tmay be real iz ed I n connection with the Tra nsaction. the legal.regu lat ory . tax. financial, accoonting o r other effectsof the Tra nsaction or the t i meliness. accuracy o r completeness of the Information contained I n this Presentation, and none or them shall have any liab ili ty based on or arising from, in whole or in part.any informat ion contained in. or omitted from, this P res emation or for any other written or oralcommunication t ra nsmitted to any pe rs on or entity i n the course of its evaluation of the Transaction, and theyexpresslydis<:lc1im any respons i bility or l ic1bility for d i r ect. ind i r ect. i ncidenlcll , exemplc1ry, compensatory. ptinitive.special, or consequentic1I damages, costs.expenses, legal fees . or losses(including lost i nc o me or profits andopportunity costs) in connection withtheuseof the i nformat i on herein .

Vision Statement Webull We strive to be the platform of choice for a new generation of investors by building an efficient , low cost , and easy - to - use global investment platform 0

Today's Presenters Webull .. SK Growth Opportuniti Derek Jensen RichardChin H.C.Wang Anthony Denier CFO & Director CEO & Director CFO & Director Pres i dent & Director 0Iaman S ynix G MONSAN'rO SK ynix 91: GlobolFoutldtitt c ffi * U B S acJ1 s r] ING .lM> CRED I T SU I SSE Jones T rad m g 0

Blue - Chip Sponsorship and Full Alignment .. SK Group Highlights Richard Chin C£0 & Olrecto, SK Growth Opportunities SK Growth Opportunities Corporation (NASDAQ: SKGR) Pres i dent at SK hynix and Head or Global Deve l opment Group . led t h e deve l opment andexecution of inorganic growth strategies for SK in the U . S . CEO or SK hynlx Ame r ica, CMO of SK hy n ix (wor l d's 2 "" l argest memory semiconductor company) Spear h eaded marketing efforts to expand SK's brand in the U . S . and g l oba ll y Deve l oped the U . S . market enuance strategy for SK Derek Jensen te l ecom and led the deve l opment of organic growth engine solutions , estab l is hment of venture capita l operations, and execut i on of in organic strategies adjacent to the wireless te l ecom i nd u stry as President of SK telecom Americas Respons ib l e for sourcing and executing mergers. acquisitions and strategic investm e nts for SK in the US as VP of Corporate Development of Global Development Group Vice President of Corporate Business Development at Magic Leap and H ead of M&A at G l oba l Foundrie s Investment banking for Citigroup, UBS, and Deutsche CFO& 01rector Bank principa ll y coveringthe semiconductor and e l ectronics sectors Select SK Group investments across the F in Tech space g consensys F1nnq SPACC: A Tl Mc Ncct: Mettles shown PNtO,()to SK Gtcwp As of April2013. ,r1 rttms of torOI osstrs occo,drllgtot.ht fo,,Trtxk Comm1SS10f"I onnoun«mtnt J Bos - td Ot1 FM11M Globol soous.r 1021 'As o/ A{N•I1013 4 Asof2012

Investment Highlights 20M re gistered users g loba ll y' licensed as b ro ker - dealer i n 10 major mar ke ts g l obally' $3718 i n equity notional vo l umes and 430 M options contracts t raded t hrough the Webu ll platform annually ' Webull • Best - in - Class Product Offerings \ • Strong Industry Tailwinds I • Blue - Chip Institutional Backing / - 9 Global Vision with Local Execution Advanced marke t d ata and chart i ng too l s from 42 exchanges' S l eek and user - fr i end l y interface acrossmobile . desktop and web app li cat i ons Prof es sional - gra de tra din g ex perience Well - posit i oned to cap ita l i ze on t h e ind ustry t a i l w i nds : Digital in teraction increasing r e tail part icipat ion Accessibility of financia l inf o r mation G l oba l i zation of r eta i l inv esting Glo ba l s hareho ld er base i nc l uding: Ge nera l At l an tic Coatue Management lightspeed V enture Partners J . Rothschi l d C ap i ta l Management Se aso ne d g l obal m anagement team comb in in g ta l e nts from both tec hno logy and financ i a l seN i ce ind ustries with a p r oven track r eco r d of sca l in g and execut in g growth p l a ns i n l o c a l market s 'Aso/D« JI, l()}J for l11H ,1r102)

Who We Are A leading dig i tal i nvestment p l atform bui l t upon a next - generat i on, global infrastructure Trading I nv es t in stoc k s , ETFs, op t i o ns , and m ore @ Stocks [ ] ETFs Futures [ OTo J OTC Options Margin (:J Fractional Shares Webull Learning Sta y i nfo r me d with t h e la t est ne w s a n d mar k et d a t a , lea rn through practice, and s h a r e with oth er i n v esto r s (9 Chart & T oo l s † N ew s [!] Educat i on - . paperTrading M Community Investing Ta i l ored p roducts to meet t h e n eeds of all ty p es of i nvesto r s r.;;'1 Bank Sweep Product a \ Recurring \ ::: ,,i I nvestments (:;'I Webull S m art Advisor Retirement Accounts( I RAs)

Our Journey = Key M il estones Agree d to acqu ire HH Picchioni CCVM in Brazi l Ra i sed Series O Round * Ra ised Series CRound * We b u ll wasfounded by Allbaba veteran, Anq u an Wang Opened New York office Number of funded accounts exceeded 1M Launched US option trading Acqu i red Flink i n Mexico La un c h ed trading ser'Vices in UK Lau n c h ed trading services in Japan Launched trading setvIces in Austraha La un c h ed trading services in Singapore 2016 2011 I . : 2019 Ob ta i ned FINRAbroker - dealer license Launched trading services in theUS Obtained HK SFC Type 1 License 2020 2021 Obtained Singapore CMS License 2022 2023 Ŷ * La unched tradingservices in HK Obtai n ed ASIC Obta i ned AFS License Indonesia OJK license Obtai n ed Japan FSA Type I and Type II License Obta i ned UK FCA License Obta i ned Canada CIRO License Received Approva l - i n - P rinc i p l e for Ma l aysia CMS License 10

Webull Today 19 . 8M Cumulat i ve reg i ste red u sers' Webull 40M+ Down l oads G l oba ll y 1 4.3M Funded Accounts' $8.2B Customer Assets 2 98% Quart e rly retention rate f or funded accounts 4 * = Y ear - over - Ye ar Growth 'A.solo« JI, MZJ 1ForfuUye.tr ZOJJ I O.t,ly Avt - ,'dpRevttlut Tr,itd<>s(7)ARTs?tM,JSUf"tM (NJm/)N()/(IJS(()mtv' tf ext<uttddUl'Jh8 " pt,n,OddlVldi. ƒ dby thenumb,t,r()/ t(M11nsd.lys "'thJ( pt,ntxJ{.Jisum,ng,150 tr.W,ngd.tys IOI'2071) * A.f ()/ Q410}J. RetM(l()IU.Jte iS dtfin('d ,t!, 1 <hllfl'UJ(t', h reftrs(() , (J.'t()o/(hurn«J 4((¢(1,t('S duflngthe (IJfrt'n( (IIJ.tr((() the tnJmb(){/und("(J J(((Xln( \ 4(( Md Oltht - p,«M1ngqu.trttr +n('wlund«f ,1(((.)Vnts <1(Qvirrdduringt (t.Jlltf/t qwrt('r 11

Global Operation Led by Highly Experienced Management Team 15 OperatingReg i ons ' 10 Licensed Mar ke ts ' 40M+ Down l oadsG l oba l ly' 800+ N umber of E mployees ' Global Management Team IM4lii · l - t+ lt·ff - Mt · f M!M fi MtMMT4 ' 0 St . Petersburg ► Np+ i•A $rlfbffl - C!ill!lll - - Ż - -- - iCWMtW'1! Ż : @@+ iffiih Ŷ 1 1,:i - M •1 1 Ź :r w · • 1 · 11m IMfi,A Ź Anquanwa ng 1 j} ' Founder.CEO& D i rector fi,"l,..ee! GD " Anthony Denie r President & D i rector I NG i.. Cu""Sus" 'II. Jone, Trad g i H .C.Wong CFO& O l reccor Ben Jomes Genera l Counse l & O i reccor KIRKLAND &. [lUS 01c1man 11rn, A r i an ne Adams CSOWebullUS Cboe . · Goldman Sarh, Shen Lu coo WebullAme t icas C.oldman ,i. U BS Sarr,, • IM,¢1,i4H'if i - #44 Ŷ 0 operotJon s cent e r 9 R&DCenter Be rnard Te o CEO Webull APAC - ......: Ź (iOldman - •t - Safh \ N0,1 \ UAA - South Africa, and Moloysio United Kingdom , dealer in the United States, Canada, Hong Kong, Singapore, Japan, Australia, Indonesia , licensed as broker 2 'Aro/Ott JI, }()lJ ; Approv.N - m - prmctp/(> 12

Proven Platform Supported by Global Customers, Shareholders and Business Partners 1 Global Customers ! A ! Global Shareholders '" . . . loving theseMce and functionality,and the app itselfrunssuw smoo(h l )'" GENERAL A TL AN TI C • 20million Registered UsersGloba lly 1 - - - ihe frtt te.inutt'S a,e • already so comprehensive that it overshadows all theother free stock apps I have (Otl'lt ,)(l'OSS SO far" di: .;! coatue J. Rothschild Capita l Management GePH E R - , f , Global Business Partners - Webufl has beena gre.it partner to Benzingci andBen:ing.acom i noe - s to go above and beyondto ensure Webull cvst rs h.11 ... e the btSt information possibleat their fingertips" , , - - ; - : ; : : . _ . . - . . - , - , e ,, ,_,_ Exchanges "Wl'bullh3sbttnatremendous partner in levttaging technology, educationand high qoolity dau, to ht<lpreta i l lnvesto,s around the globe make sm<1rter investing dec is ion$" "Cit.ldelSecurities values its execution relationship withWebvlr - "They operate with scale, stMC.ingmilliol \ Sof customers. andatNays come to thetable with collaborative ide.» to enhan c e lh t offerings on lh tit platform· 'Aso/D«J/,,]l)JJ 13

Trends in Our Favor Accelerating Growth Ahead 0 Digital Engagement Increasing Retail Participation e Accessibility o f Financial Information ® © ff i V A G l obalization of Reta i l I nvest i ng 1S

Webull

Opportunities:Redefine Financial Services for Young Investors Our Potential Client Base Our Opportunities EquityNotional Volumes Who Trade with Mobile App 4 , , i_i · g 92M Mille n n ia ls 1 8) c. 23% 3 From Retail Investors 2022 2018 Globa l T rading Vol u me s Increased by 28% i n 4 Y ears Mill e nn ials 2 'US CM$US Bure.tu,incft.td.n tho born twtiM 1980 • ,}(}(}() 'Our Wo,ld in ()Jt,t, ,nck.KfHrhosbornbttWttn 1980 1()()() , From JJnvJry25, ion t()ffM/Jry ,. ion. Fott>N •As(){ 1()11, !Ns«I on !NRAlnvt'Sl()I' fd(J(.,tiOn HX/nd.1(1()1) pVb/,shl:d D,x,m ,1()1,l 'As of W 10J1 thi! World .monofExch,mses bJsed ontr<1d1nsvolumeof the top JOexch.Jnses.,rovnd thi! worldmtermsof tr.Jd.ng volum(> "

Invest i ng Highest App Rating among Peers 1 4.7 outofS 296K Ratings 4.6 outofS 151KRat ings E * tt i TRAOli Im 4.5 outofS 1 2 1KRat ings 4.4 outof5 6.6K Rat ings - _, .. . . . 4.2 outo f5 4.3M Ratings , robmhood 'eroro \ 4.2 outo f5 6K Ra tings

Connected Community Where Users Learn from Each Other and The P l atform to Grow T he i r Invest i ng Knowledge " New Age"Investor Education Platform Accum u l a t es User Gene r ate d Content (UGC) I ncrease s User Activity on the P la tform Investor Education Pract i ce Sharing t , ,. Well - rounded on l ine courses Virtual trading Ins i ght and predictionsha ri ng @j T arget different learning needs .Ill Tr ading competitions 00 · ƒ - · User - driven Q&A p l atform - . . - Freestoc k program Ma i nta i ns High Customer Stic ki ness Users have contr ibu ted to conve r sation 1 R 58% Re giste r e d u sers have accessed commun i ty' , - : - 98% Quarterly customer retent i on rate of funded accounts' 'J.soff>«JJ,1()11 1 Tht ttrtm,on 1<1:t rsos of 04 2021 19

( t:QVnYA - ·· 120 . 56 .... ,. , ... ""''' runctr ....... .,, 0 fundH • Webu ll Smart Adv i so r •lllw< ',l, •' \ t - 4p,o,t1 IO Oft)'OI" p _. r . o . ƒ ,. '" O "" .. _ ,, ... P ._ M ,.. 1 ,, o .._ ll . i . : . I , ...... -- · - .. . . Explor • ( (, OM!. MO;J(fl \ ,o_.._. _,,.,,.. <I,:, " ƒ I"'II ,.,.Nd Dl,ont,,i n• • !•S'"' jOlf'OUflr,IWllf;Ul"l"lplod.t.m • Ŷ • )':l \ ll'f•ttP,1 - "' CIIID 8 et: i nnff'I . 0: . - - h"ICIOl"lll ft ,.,,.. ...... 21 -

Webull Products are Designed with Experienced Traders in Mind Option Mu l t i ple - l e g Strategies HighLev e l M a r ket Data LV2, SOBestB i ds, CSMI I NOX MultipleTerminals Desktop , IPad 'w/ Webull , . : t i} ;; Cb oe G l ob al I ndices F eed .• .. _.. - _. : . . . . . : More than 1 , 500 I ndex Values Availab l e I ndices include SPX Most va l ues and VIX updatedf:Very15 seconds dur ing t rad i ng hours 'wl Webull r/ Nasdaq l - ' 2 Adv,..nu· (N.asd.iq Toc<)IY",ll'W) Get I n - depth Market Data 50 Best Bids and Asks Profes s io n al Partne r s h ips /#/Nasdaq 111111 NYSE 22

Sleek, Convenient, and User - Friendly Interface • - - - Desktop Native Mobile App Web Platform

Advanced Market Data and Charting Tools De s ktop App Technical Indicator s Mobile App Charting Tool s $ Alligator $ Relative Strength Index $ MovingAverageConvergence I Divergence $ F1bonacciTool $ Exponential MovingAverage $ Moving Average $ lchimoku Cloud $ Multiple Charting Tools SO TechnicalIndicators Available A$ of D« JI, l{)}J In - depth analysis and advanced charting tools Market data from 42 exchanges 1 24

Professional - Grade Trading Experience Variety of order type s to execute trades with precision and flexibility Enjoycustom i zable trading widgets to tailor your trading interface to your preferences via the desktop opp , mobileopp , and web - based application lnd1Vidua S K - V69160 l UMfT Explore trading st r ategies to diversify and optimize your trading approach ' - . • . . MARK ET STOP _/ ,., , STOP UMfT TRAILING STOP .... ....... · ·. . .. .. - ,._, .. , • ··· · · · . · . . , . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . •·· Gr o up Or d e rs ,... 1 6: 40 ( MPL - ,Q Q . . · • . , ... · . • • Str a te g y ..,,.,,,... ,,.., C) """'""'' ƒ " CO'm"ed Opuon eut,.,.., Condor Co&,r(wlth sto<k) I r on 8utttrfly . . • . . • .. . .. . .. . .. . .. . . .. . . . . .. . .. . .. . .. . .. . .. . .. . . .. .... . .. . .. . .. . .. . .. . . . . . •• What I s a S i ng l e Opt i on? op(IOn OI Slflgl op(IOn <S t Wtyba'SIC $Uilttg,,tt whoeh OdyOM k - ,: •JOU buy•singS.opt,on (iont t"' lorlg pull. Ot )'OU sd a s,ngle op(lOn (short Coll Sl'loft puc)_ &.NrnMOtt > Prol'oot or LO, lOfllC.CALL

Centralized Platform, Localized Implementation Webull ' s DNA is Multi - country by Design - E ....... . i,,,· Container Infrastructure Multiple L ocalized 5etvef'S Flexible Operating Automat i on Stab il ity Secu ri ty Sca l ab i lity Upgrade s Released Every Week System r ema ine d a v ailable over >99 . 9% of the ti me in 202 1 Use r data stored l oca ll y AES 256 - bit encryption Over 620k u se r s r egiste r ed and over 240k accounts opened, each in a single day du ring peak t im e • 'ln/,.tnu.try lO}I 26

(SM) Uses (SM) Sources $7,700 Equity to Webu ll $7,700 Webu ll Rollover Transaction Overview Transaction Highlight s Valuation $7,287M enterprise va lu e to market Imp l i ed pro - forma mar ket cap ital i za t ion of $7,852M Financing T ra n sact i on ex p ected to prov i de gross pro cee d s of ap pr oximately $100M $565 M of cash he l d on t h e pro - forma ba l ance sheet Dea l Structure Webu ll s h areholders ro lli ng 10 0 % of t h eir eq ui ty, wi ll own 98.1% o f the combi n ed entity Sources and U ses $PAC Trust Account Proceeds 100 1 Cash to Balance Sheet 85 Tr ansaction E xpense 15 Total $ 7,800 Total $ 7,800 Pro Forma Va l uation at Close Pro Fo r ma Ownership a t C l ose 785.2 PF Shares O utstand i ng (M) $ 10.00 Share Price($) $7,852 PF Equity Value (SM) ($565) ( - ) PF Net Cash (SM) $7,287 PF Enterprise Va l ue (SM) %Own. Shares (M) 98.1% 770.0 G) Webull Rollover Equ i ty 1.3% 10 . 0 @ $PAC Shareholders 0.7% 5.2 2 @ $PAC Sponsor NO{ts; • t - 480' - ' ntt <oshon bolait<t Shttr J>l•OI to r,onsoa,on • As - svmts785 2M ptO /Olmo shorts()()t$tOnding • Tht cofcvl<n•ons on this slldt ossvmt oo imp/1<1'VCJfvt of SJ0.00 SP.AC class A o,dinory short.v.h,(h 1s b<ntdoncomtiwon (J(ld is nof 1,r,<J,c()tNf of cht rrolvofl>t of «Kh SP.AC cJ(ISSAOfdmorysho - tt or rhf volllf wti,chWtlxiNotrntw ts to tochSPA( cfoss Aordmory shor(; theyolsotxchJdt NTll)O(t of (1) 10,480.000pvbilCworroncs - <rnd6.192.000ptrlO(tpl0<tmtnr NfNtorm., fO<.hwith" srnkt pnct of SJ J, SO pu $h<lrt, ond(• Jil'l(.fll(ivt W<Jll<Jnts ro bf 1»Vt'd ro 1101, - , mmg SPACIX)t)/•c shortholckr ot <k/s,ng,. w11hon ,n,tl(IIS(rtkpt•<t of $10.00IH' short Wb/f« (O rorcht'( do,vn,Wtlx,N1oillovtf tqttiry(okts mro «coonr tqwy ISS Of 1ntflltd/01 iswonc 1.mdtr slock op,!,ons or 1nrnatd shoit un•ts g,orlltdbyWtbu - 11 'As.sumts $100/Acoshm rtust /Of I luwOWt purposts. As of dort of th,s p,tserrtor,on,coshmuust tS $ I IOM' ; Dotsnor rokt mrooccourn SPA( shorts ht Id by Sponso, theftw1Ubt fo,fei.tdot the00$,ngpvrwont to non•rtdtml)(Jonogittmtnrs bttotttnSponsor ond <trtoin$PAC s/lorthol<krs 28

Risk Factors Risks Relatingto WebuU's Bu s iness a . nd Industry we have a limited operatinghistoryandour h;s1orica1operatingand financial resuttsare not necessarily i ndicativeof futureperfonnance. which makes it difficult to pre<l i ct our future businessprospects and financialpetformance . we i ncurred net lossesin the past. and wemaynot maintain net i ncome in the future. We facerisks associated withour global operationsand continuedglobalexpansion . In addition. new lines ofbus i ness or new services maysubjectus to additional risks. We maynot beable to successfully exe<ute ovr strategies andeffectlvely man<1ge our growth ,Jnd the !ncreaslngcomplexltyof ourbus i nes s.In addition . we face Intense competition. and we maynot competeeffectively . Our business i s heavily reliant on trading relatedincome;if there is a sustained slowdown i n securities tl'ading, our l'tsults of opel'cU i onsandbusinesspl'ospectsmaybeadvel'Sely affe<ted. A ma jori ty of our ttading.related income is derived frompayment for order flow, 0t PFOF. PFOFmaypotentially create a misa l ignment of intetesL Our business de - pends on our strong brand. We mayfai l to protect or promoteourbrandand reputation, or be subject to negative media coverage of our company.our business partners, or our i ndustry. We rely on a llmltednumber ofmarketmakers and Uqu1d1ty providers to generate a large portionof ourrevenues. A loss of anyof thosemarket makers 0< liquldity providerscouldnegat l velyaffeccourbusiness. A substantial portion of our businesscul'rently telies on collaboration withour'clearingpanne,. we historically provided our customersaccess to digita l assets trading via our Webullapp, whic:h may subje<t usto r'isks . Our custome,s may provide outdated, i naccurate. false,or mislead i ng information duringour "'know your customer"'procedures . we maybeunable to l'etilin e:idstingcustomerso, anract new customers. or fail to offer a positive trading experience to our customers and address theirneeds. we cannot guarantee the pl'ofitc1bilityof our'customers' investments 0< ensul'e that our'customel'S will exel'cise rational judgment with l'espe<t to theirinvestments.. Ri s k s Relating to R1tgu l otions Applicable to Our Industry we are sub j ect to extenslve regulatory requ i rements in the jurisdictions where W(" operate and may belnvotvedIn regulatory inve - stigat i ons, actions.and settlements duringour courseof business. The l'tgulatoryenvironmentsthatwe al'e subject to al'estill evolvingandmaycauseus to incur substantialcosts0< l'equil'e us to change ourbusinessp,actices in a matel'ially actvel'Semanner . We maynot be.'.lb&eto obt - 'ino, maintain aunecessary licenses. permits.,and app,ovalsand to makeall ne - cessary,egiurationsand liling - s for ourbusinessactivities in multipleju(isdictions. We havebeen i n the paSt and may continue to besubject to complaints.daims,controversies.. regulatory actions.and legal proceedings . Risks Relating to Our Platform , system s and Technology Our p&atfo,mand i ntemal Systems ,e1y on softwareMd applications that are highly technical and mayconta i n undetected errors . An increasein volumeon Ou(systemsor other errors o, eventscould cause them to malfunction. We and our extemal service providersm:;ryexperlence unexpectednetworklnterniptloos.security bre,>ches.or computervirvs attac k s andfailuresin our Information technology systems. allure to p,ote<t customerdat,> andprtvcKy o, to prevent securityb,eaches rel,>tingto our platf0<mcou l d result in economic toss,damage our reputation . dete,customersfromusingourproductsand sel'Vices. and exposeus to legal penalties and liability. some of ourprOducts and servicescontainopen - source software, whie:h mayposep.'.lrticula( ,isk.to ou, prop,ietary softw,1,e.prOductsMd setvices i n a m,1nner that negatively .'.lffects our business. RisksRelatingto SKGR and the BusinessCombination The approval of, or subm i ssionof filings withl'elevant regulatory authorities may bel'equired i n connection withtheBusiness combination . The p,ocess ortak.in.ga company pubUc by meansof a business combination with a specia l purposeacquisition company i s diffe,ent from tak.ingacompany pubUc through a uaditional initi.'.ll publie:offeringand may aeatetisk.s f0< SKGR's unaffiliated i nvestors. SKGA'scouent directors and officers and their,>fflllateshave i nterests that aredirfe,ent from, or In 1dd1tionto (and whichmay conflict with), the l nte,ests ofits shareholde,s. and thereforepotentialconflictSor interest existIn recommending that shareholdel'S vote i n favor'of app,ovalof the Business Combina tio n . The exercise of SKGR's directors'discretionin agreeing to changes or waivers i n theterms of thebusinesscomb i nation agreement may resultin a conflict of interest when determ i ning wflether suchchangesto the terms of the businesscombination agreement or waivers of conditions are appropriate and in SKGR'sbest inte,est. lfSKGR ls unable to complete this 8us l ness Combination. or anothe<business comb l. natlon. withinthe prescribed time fr,>me. SKGR would cease all operations except for thepurposeof windingup and redeem all the SKGRpubllc shares and liquidate. Ri s ks Relating to Ownership of Securities of Webull The,e w!11bematerialdifferences between your current rights as a holder of SKGRPublicShares and the,ightsyouwinhave ,>s,> holder of Webutl Class AOrdinary Shares. someof which may1dVersety,>ffect you. Upon comp l etion or the BusinesscombinatiOn.SKGR shareholde,swm be - come WebullShMehOlders, SKGR wal'rant hOlde<s willbecomeholders of Webull Wa(rants andthemal'k.et price for the WebuU Class AOrdinary Shares Md Webull warrants maybeaffected by factors different from thosethathistorically have affected SKGR . Risks Relatingto Redemption of SKGRPublic Shores Youwillnoth.'.lveany rigttts OI' intel'ests i n funds fromthe trust,1ccount of SKGR(the "Trust Account"). exceptunder'cel'ta i n limited circumstMcts.. Toliquidate your i nvestment in SKGlt you may be forced to l'tdeem OI' sell your SKGRpublk sha(es OI' SKGR public warrants, potentiallyat a loss. SKGRpublic shareholders wflowish to redeem their SKGR public shares for a pro rata portionof the Trust Account must comply with specific requ i rements fo, redemption. whichmaymake it difficult for them to exercise their,ectemption rights pl'io,co thedeadline . SKGR does not have a spe,cified max i mumredemption threshold.Theabsenceof sucha redemption thl'eShold may make it possible fol' SKGR to complete a business combiMtionwithwl"licha substantialmajority of its Sha(eholdersdo not agl'ee. 29